As filed with the Securities and Exchange Commission on July 15, 2021

Registration No. 333-257443

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Xponential Fitness, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7991	84-4395129
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17877 Von Karman Ave, Suite 100

Irvine, CA, 92614

(949) 346-3000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Anthony Geisler

Chief Executive Officer

Xponential Fitness, Inc.

17877 Von Karman Ave, Suite 100

Irvine, CA, 92614

(949) 346-3000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alan F. Denenberg Stephen Salmon Jason Bassetti Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California (650) 752-2000	Ian D. Schuman Stelios G. Saffos Scott W. Westhoff Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.0001 per share	$245,333,328	$26,766

(1)	Includes shares of Class A common stock subject to the underwriters’ option to purchase additional shares.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	The Registrant previously paid $10,910 of the registration fee in connection with prior filings of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion

Preliminary Prospectus dated July 15, 2021

PROSPECTUS
CLASS A COMMON STOCK
13,333,333 SHARES

This is Xponential Fitness, Inc.’s initial public offering. We are selling 13,333,333 shares of our Class A common stock.

We expect the public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for the shares. We have applied to list the shares of our Class A common stock for trading on the New York Stock Exchange (“NYSE”) under the symbol “XPOF.” Upon the completion of this offering, we will have two classes of common stock. Each of our Class A common stock offered hereby and our Class B common stock will have one vote per share.

Certain affiliates of MSD Partners, L.P. (the “MSD Investors”), a fund within the D. E. Shaw group and a fund managed by Redwood Capital Management, LLC (the “Preferred Investors”) have entered into an agreement with us pursuant to which they have agreed to purchase $200 million of our Series A Convertible Preferred Stock (the “Convertible Preferred”) in a private placement. The Convertible Preferred will have a conversion price equal to $18.00 per share (assuming an initial public offering price of $15.00 per share) and will be mandatorily convertible under certain circumstances and redeemable at the option of the holder beginning on the date that is eight years from the consummation of this offering or upon the acquisition of more than 50% of our voting power by person or group.

We will use all of the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred (i) to acquire newly-issued membership interests (“LLC Units”) and Preferred Units (as defined herein) from Xponential Intermediate Holdings LLC (“Xponential Holdings LLC”), in the case of LLC Units, at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions, (ii) to purchase all of the shares of LCAT Franchise Fitness Holdings, Inc. (“LCAT”) from LCAT shareholders for approximately $154.2 million, (iii) to pay the H&W Cash Merger Consideration (as defined herein) of approximately $23.3 million and (iv) to acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock. We will cause Xponential Holdings LLC to use the proceeds from the issuance of the LLC Units and Preferred Units to us (i) to repay approximately $125.5 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay approximately $8.7 million in contingent consideration liabilities related to the CycleBar acquisition, including accrued interest, (iii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions (as defined herein), (iv) to pay approximately $20.5 million in the Class A-5 Unit Redemption (as defined herein) for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer, and (v) the balance for working capital.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Organizational Structure” and “Management—Controlled Company.”

The consummation of this offering and the sale of the Convertible Preferred are conditional on each other, and are scheduled to close substantially simultaneously with each other.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 35 of this prospectus.

	PER SHARE	TOTAL

Public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to us	$	$

(1) See “Underwriting” for additional information regarding underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional 2,000,000 shares of our Class A Common Stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We will use up to $15 million of the proceeds from the sale of the additional shares of Class A Common Stock to purchase up to 1,000,000 LLC Units from Mr. Geisler, our Chief Executive Officer, (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range), at a purchase price per LLC Unit equal to the initial public offering price of Class A Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2021.

BofA Securities	Jefferies	Morgan Stanley

Guggenheim Securities	Citigroup	Piper Sandler

Baird	Raymond James

The date of this prospectus is , 2021.

WE RUN
STRIDE

Our Mission is to Make Boutique Fitness Accessible to Everyone.

XPONENTIAL FITNESS

(1) Based on the number of brands we own and number of studios open as of March 31, 2021.

XPONENTIAL FITNESS

Xponential Fitness is a curator of leading brands across every vertical in the boutique fitness industry including Pilates, barre, cycling, rowing, dance, yoga, running, boxing, and stretching.

Our Evolution Into the Largest Boutique Fitness Franchisor

March 2015
Anthony Geisler Acquires Club Pilates
2017
Xponential is Formed to Build a Portfolio of Leading Fitness Brands
September 2017
Xponential Acquires CycleBar
November 2017
Xponential Acquires StretchLab
STRETCH LAB
December 2017
Xponential Acquires Row House
March 2018
Xponential Acquires AKT
AKT
July 2018
Xponential Acquires YogaSix
October 2018
Xponential Acquires Pure Barre
December 2018
Xponential Acquires STRIDE
April 2020
Xponential Launched GO Digital Platform
GO
March 2021
Xponential Acquires Rumble
Total Studios (1)
751
814
899
966
1,027
1,072
1,157
1,247
1,334
1,472
1,529
1,586
1,666
1,722
1,775
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q4'20
Q4'20
Q4'20
Q4'20
Q1'21

(1) Global studios open. Adjusted for the Rumble acquisition.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “company,” “Xponential Fitness,” “Xponential” and similar terms refer (i) for periods prior to giving effect to the Reorganization Transactions (as defined under “Organizational Structure—The Reorganization Transactions”), to Xponential Holdings LLC together with its consolidated subsidiaries and (ii) for periods beginning on the date of and after giving effect to the Reorganization Transactions, to Xponential Fitness, Inc. together with its consolidated subsidiaries, including Xponential Holdings LLC and Xponential Fitness LLC. Also, unless otherwise indicated or the context otherwise requires, all information in this prospectus gives effect to the Reorganization Transactions. We are a holding company and, upon the completion of this offering, we will hold substantially all of our assets and conduct substantially all of our business through Xponential Fitness LLC, a subsidiary of Xponential Holdings LLC.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date set forth on the cover page of this prospectus.

Until                     , 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Market and Industry Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, third-party analyses and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

The information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on the information described above, on assumptions that we have made based on that data and similar sources, third-party analyses by Buxton Company and on our knowledge of the markets for our brands. This information involves a number of assumptions and limitations and is inherently imprecise and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and other sources.

We commissioned Buxton Company to provide a whitespace study to analyze the estimated number of studios that franchisees could optimally have in the United States as of June 30, 2021. The Buxton Company whitespace study leverages performance drivers for each brand including competition, cotenancy, area draw, and detailed customer profiles using Experian’s Mosaic71 psychographic segmentation system to create a rigorous analysis of trade areas throughout the United States. Whitespace represents a snapshot of our business as of June 30, 2021 and is expected to change as our business evolves over time.

We commissioned Frost & Sullivan to conduct an independent analysis to assess the total addressable market on the U.S. boutique fitness market. The estimates provided by Frost & Sullivan include the impact of the coronavirus (“COVID-19”) pandemic.

Non-GAAP Financial Measures

This prospectus contains references to adjusted EBITDA, which is a financial measure not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We use adjusted EBITDA when planning, monitoring, and evaluating our performance. We believe that adjusted EBITDA is an appropriate measure of our operating performance because it eliminates the impact of expenses that we do not believe reflect our underlying business performance.

We believe that adjusted EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations because it eliminates the impact of other items that we believe reduce the comparability of our underlying core business performance from period to period and is therefore useful to our investors in comparing the core performance of our business from period to period. In addition, other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of adjusted EBITDA and a reconciliation to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

i

Basis of Presentation

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the franchise industry, including same store sales, system-wide sales and average unit volume (“AUV”). These are operating measures that include sales by franchisees that are not revenue realized by us in accordance with GAAP. While we do not record sales by franchisees as revenue and such sales are not included in our consolidated financial statements, we believe that these operating measures aid in understanding how we derive our royalty and marketing revenue and are important in evaluating our performance. Same store sales refers to period-over-period sales comparisons for the base of studios (which we define to include studios in North America that have been open for at least 13 calendar months as of the measurement date). System-wide sales represent gross sales by all studios globally, which includes sales by franchisees that are not revenue recognized by us in accordance with GAAP. While we do not record sales by franchisees as revenue, and such sales are not included in our consolidated financial statements, this operating metric relates to our revenue because our royalty and marketing revenue are calculated based on a percentage of franchised studio sales. AUV consists of the average sales for the trailing 12 calendar months for all studios in North America that have been open for at least 13 calendar months as of the measurement date. AUV is calculated by dividing sales during the applicable period for all studios being measured by the number of studios being measured. Quarterly run-rate AUV is calculated as the quarterly AUV multiplied by four, for North American studios that are at least 6 months old at the beginning of the respective quarter. Monthly run-rate AUV is calculated as the monthly AUV multiplied by twelve, for North American studios that are at least 6 months old at the beginning of the respective month. AUV and other key performance indicators are discussed in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

All key performance indicators, except Adjusted EBITDA, provided throughout this prospectus are presented on an adjusted basis to reflect historical information of brands we acquired in 2017, 2018 and 2021 and therefore include time periods during which certain of our brands were operated by our predecessors. We acquired Club Pilates and CycleBar in September 2017, Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Pure Barre in October 2018, Stride in December 2018 and Rumble in March 2021.

Unless the context otherwise requires, we have assumed all shares of Convertible Preferred are converted into shares of Class A common stock at an assumed conversion price of $18.00 per share based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

References throughout this prospectus to comparisons to industry competitors are as of March 31, 2021.

References throughout this prospectus to “North America” refer to the United States and Canada and references to “international” refer to countries other than the United States and Canada.

References throughout this prospectus to the sale or selling of a license refer to the grant of a right to a third party to access our intellectual property and all other services that we provide under our franchise agreements.

References throughout this prospectus to the number of licenses sold in North America and globally reflect the cumulative number of licenses sold by us (or, outside of North America, by our master franchisees), since inception through the date indicated. Licenses contractually obligated to open refer to licenses sold net of opened studios and terminations. Licenses contractually obligated to be sold internationally reflect the number of licenses that master franchisees are contractually obligated to sell to franchisees outside of North America under master franchise agreements.

References throughout this prospectus to an “open” studio refer to any studio that has conducted classes and is operational, although such studio may have temporarily suspended in-person classes for a period of time due to the COVID-19 pandemic.

ii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding whether to invest in our Class A common stock.

Xponential Fitness, Inc.

Xponential Fitness is a curator of leading boutique fitness brands across multiple verticals. Our mission is to make highly specialized workouts in motivating, community-based environments accessible to everyone. We are the largest boutique fitness franchisor in the United States with over 1,750 studios operating across nine distinct brands. Our diversified portfolio of brands spans a variety of fitness and wellness verticals, including Pilates, barre, cycling, stretch, rowing, yoga, boxing, dance and running. By leveraging our network of over 1,400 franchisees, we are able to capitalize on popular and proven fitness modalities to rapidly and efficiently expand boutique fitness experiences globally. Collectively, our brands offer consumers engaging experiences that appeal to a broad range of ages, fitness levels and demographics. Across our system, over 850,000 unique consumers completed nearly 20 million in-studio, live stream and virtual workouts in 2020. The foundation of our business is built on strong partnerships with franchisees. We provide franchisees with extensive support to help maximize the performance of their studios and enhance their return on investment. In turn, this partnership accelerates our growth and increases our profitability. We believe our unique combination of a scaled multi-brand offering, resilient franchise model with strong unit economics and integrated platform has enabled us to build our leading market position in the large and growing U.S. boutique fitness industry.

Our Market Leading Brand Portfolio

◾ Largest Pilates brand, created with the vision to make Pilates more accessible, approachable and welcoming to everyone ◾ 633 studios	◾ Largest barre brand; offers an effective, low-impact workout for all ages and fitness levels ◾ 589 studios	◾ Largest indoor cycling brand, offering an inclusive low-impact/high intensity indoor cycling experience for all ages and experience levels ◾ 226 studios

◾ First to offer 1x1 assisted stretching classes ◾ Highly complementary with our other brands ◾ 109 studios	◾ Largest rowing brand, offering full body/low impact workout which has revolutionized the way people view indoor rowing ◾ 87 studios	◾ Largest franchised yoga brand, dedicated to the evolution and modernization of yoga ◾ 93 studios

◾ Boxing-based concept offering a 10-round, high energy cardio workout split between boxing drills and resistance training ◾ 13 studios	◾ Dance-based cardio concept founded by celebrity trainer Anna Kaiser combining dance, intervals and strength training ◾ 20 studios	◾ Treadmill-based cardio and strength workout, offering coached interval running classes for all fitness levels ◾ 5 open studios

Note: Studio counts as of March 31, 2021.

We carefully built the Xponential Fitness brand portfolio through a series of acquisitions, targeting select health and wellness verticals. In curating our portfolio, we identified brands with exceptional programming and a loyal consumer base which we believed would benefit from our operational expertise, franchising experience and scaled platform. With over 245 years of collective industry experience, our management team and brand presidents are the driving force behind our operational excellence. We have established a proven operational model (the “Xponential Playbook”) that helps franchisees generate compelling studio economics. This model has allowed us to provide extensive support to franchisees during the COVID-19 pandemic. The key pillars of our Xponential Playbook include:

•	optimizing the studio prototype and investment cost;

•	thoroughly vetting franchisee candidates;

•	real estate identification, site selection, studio build-out and design assistance;

•	comprehensive pre-opening support, including membership sales, marketing support, employee training and programming development;

•	detailed studio-level operational framework and best practices;

•	intensive instructor and studio-level management training;

•	our robust digital platform offerings that allow franchisees to generate incremental revenue;

•	data-driven analytical tools to support marketing strategies, member acquisition and retention;

•	sophisticated technology systems, including uniform point-of-sale and reporting systems, to drive studio-level performance;

•	centralized model capable of providing resources to franchisees in the event of exceptional crises, such as the COVID-19 pandemic; and

•	ongoing monitoring and support to promote success.

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,000 and 2,500 square feet in size, depending on the brand. The smaller box format contributed to a relatively low average initial franchisee investment of approximately $350,000 in 2019 and 2020. By utilizing the Xponential Playbook, our model is generally designed to generate, on average, an AUV of $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%.

We believe our integrated platform, which supports our nine brands, is a unique competitive advantage in the boutique fitness industry and enables us to accelerate growth and enhance operating margins. Our multi-brand offering results in higher franchisee lead flow and conversion, which lowers franchisee acquisition costs. Existing franchisees also serve as an embedded pipeline for continued expansion across our brands. As a result of our scale, we benefit from greater access to real estate and favorable vendor relationships. Additionally, we leverage shared corporate services across franchise sales, real estate, supply chain, merchandising, information technology, finance, accounting and legal. As an integrated platform, we utilize technology to provide improved functionality, drive efficiency and access compelling data across our brands. Our robust digital platform, with content spanning all of our brands, is an important example of our ability to utilize our integrated platform to enhance our individual brand offerings and member retention. We also benefit from knowledge sharing and best practices across the portfolio. We believe that we are in the early stages of unlocking the power of our platform and driving long-term growth.

As a franchisor, we benefit from multiple highly predictable and recurring revenue streams that enable us to scale our franchised studio base in a capital efficient manner. As of March 31, 2021, franchisees were contractually committed to open an additional 1,391 studios in North America. Converting our current pipeline of licenses sold to open studios in North America would nearly double our existing franchised studio base. Based on our internal and third-party analyses by Buxton Company, we estimate that franchisees could have a total of approximately 6,900 studios in the United States alone. In addition, we had ten studios operating in four countries internationally and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine countries as of March 31, 2021.

Highlights of our platform’s recent financial results and growth include:

•

increased the number of open studios in North America from 813 as of December 31, 2017 to 1,712 as of December 31, 2020, representing a compound annual growth rate (“CAGR”) of 28% and increased the number of open studios in North America from 1,527 as of March 31, 2020 to 1,765 as of March 31, 2021;

•

increased cumulative North American franchise licenses sold from 1,498 as of December 31, 2017 to 3,273 as of December 31, 2020, representing a CAGR of 30%, and increased North American franchise licenses sold to 3,371 as of March 31, 2021. As of March 31, 2021, franchisees were contractually obligated to open a further 1,391 studios in North America. In addition, as of March 31, 2021, we had ten studios open internationally and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine countries;

•	generated system-wide sales of $560 million and $442 million in 2019 and 2020, respectively, and $160 million and $132 million for the three months ended March 31, 2020 and 2021, respectively;

•	generated average quarterly same store sales growth of 7% over the nine quarters ended March 31, 2020 and experienced a decline of 14% over the nine quarters ended March 31, 2021;

•

experienced a decline in same store sales of 34% for the year ended December 31, 2020, and 0% and 24% for the three months ended March 31, 2020 and 2021, respectively, which reflects the impacts of the COVID-19 pandemic on studios;

•	generated LTM AUV of $449 thousand and $283 thousand in 2019 and 2020, respectively, and $453 thousand and $257 thousand for the three months ended March 31, 2020 and 2021, respectively; and

•	generated a net loss of $37 million and $14 million in 2019 and 2020, respectively, and $2 million and $5 million for the three months ended March 31, 2020 and 2021, respectively.

All metrics above are presented on an adjusted basis to reflect historical information of the brands we acquired and therefore includes time periods during which certain of the brands were operated by our predecessors. We acquired Club Pilates and CycleBar in September 2017, Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Pure Barre in October 2018, Stride in December 2018 and Rumble in March 2021.

As a result of the COVID-19 pandemic, our results of operations and the businesses of our franchisees were adversely affected beginning in March 2020 continuing through the remainder of 2020. The adverse effects of the COVID-19 pandemic have gradually begun to decrease in 2021 and have materially decreased in the second quarter of 2021 as vaccination rates in the United States have increased substantially and restrictions on indoor fitness classes have greatly decreased or been eliminated in most states. We believe that consumers will continue to return to boutique fitness at increasing levels in the second half of 2021 as recreational activity begins to return to more customary levels, and fitness activities begin to break from the solitary home fitness solutions that many consumers adopted during the COVID-19 pandemic.

(1)	Represents LTM AUVs for North American studios open for 13+ months and adjusted for the Rumble acquisition.

(2)

Represents run-rate AUVs for North American studios open for at least six months and adjusted for the Rumble acquisition. We calculate run-rate AUV as quarterly AUV multiplied by four, for studios that are at least six months old at the beginning of the respective quarter.

Note: The above data is presented for North America on an adjusted basis to reflect historical information of the brands we acquired and therefore includes time periods during which certain of the brands were operated by our predecessors. The franchise licenses sold chart reflects the cumulative number of licenses sold as of the period end. We acquired Club Pilates and CycleBar in September 2017, Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Pure Barre in October 2018, Stride in December 2018, and Rumble in March 2021.

Our Industry

We operate in the large and growing boutique fitness segment of the broader health and fitness club industry. According to the International Health, Racquet & Sportsclub Association (“IHRSA”), the estimated size of the global health and fitness club industry was $96.7 billion in 2019, with more than 205,000 clubs serving over 184 million members. Prior to the COVID-19 pandemic, the U.S. health and fitness club industry experienced annual growth for more than 21 consecutive years. Since 2004, the industry had grown at a 6% CAGR, from approximately $14.8 billion in 2004 to approximately $35.0 billion in 2019.

Impact of the COVID-19 Pandemic and Expected Recovery.

The health and fitness club industry contracted in 2020 as a result of the COVID-19 pandemic and related state and local government-mandated club and studio closures. While these restrictions had an adverse effect on the industry in 2020, we expect that the industry will recover as a result of growing consumer interest in health and wellness post-pandemic. According to IHRSA, as of the end of October 2020, more than 85% of fitness club users indicated their exercise regimen has changed over the past several months, with 50% reporting dissatisfaction with the new routines, stating that it is “less consistent,” “less challenging” and/or “simply worse.” Ninety-four percent of consumers say they will return to the gym in some capacity, 95% of consumers reported they miss at least one aspect of physically being at their gym, and 68% of consumers are prioritizing their health more now than prior to the COVID-19 pandemic. According to Kentley Insights projections published in January 2021, the U.S. health and fitness club industry revenue is expected to recover to $34.1 billion in revenue in 2021, and grow at a 5% CAGR thereafter to $41.3 billion in revenue by 2025.

We believe that we are well-positioned to address these shifts in consumer behavior and that industry growth will be driven by the following tailwinds:

•	increased awareness of active lifestyles and the health benefits of exercise;

•	increased fitness participation, particularly amongst Millennials and Generation Z (who accounted for approximately 50% of all health and fitness club membership in 2019); and

•	increased levels of stress stemming from the COVID-19 pandemic and a desire to elevate mood through exercise and participation in a fitness community.

Boutique Fitness Expected to Recover by 2022 and Grow Faster Than the Broader Fitness Club Industry.

Boutique fitness is built around a social, supportive community of coaches, trainers and consumers helping each other achieve their fitness goals. A boutique fitness workout typically offers more customized programming and a more intensive experience complemented by increased levels of personal attention and guidance relative to a traditional health and fitness club. IHRSA estimates that between 2015 and 2019, boutique studio memberships increased 29%, outpacing memberships in the overall health and fitness club industry, which increased by 15%. An estimated 42% of health and fitness club consumers in the U.S. reported having a boutique fitness membership in 2018, up from 21% in 2013, according to IHRSA. We commissioned Frost & Sullivan to conduct an independent analysis to assess the total addressable market on the U.S. boutique fitness market. According to this analysis, the total market opportunity was $21.1 billion in 2019 and is expected to recover to $22.1 billion by 2022. The industry is expected to grow at a 24.5% CAGR, from $8.8 billion in 2020 to $26.2 billion by 2025.

Highly Attractive Boutique Fitness Consumer.

We believe boutique fitness consumers represent a highly attractive and loyal consumer group. While the industry appeals to a broad demographic, the Millennial consumer over-indexes to boutique fitness, and approximately 60% of boutique fitness consumers are between the ages of 25 and 44, according to IHRSA. On average, a boutique fitness studio member spent $90 per month, compared to $51 per month for the average health and fitness club consumer, in 2019, according to IHRSA. Not only do boutique fitness studio consumers spend more per month than any other category of fitness, they are also some of the most engaged consumers. 65% of boutique fitness consumers reported engagement with multiple boutique fitness facilities and 22% reported engagement with at least three boutique fitness facilities in 2018, according to IHRSA. On average, boutique fitness consumers used their facility 107 times in 2018, with 34% of consumers reporting usages of 150 times or more, which represented the highest percentage of any fitness industry segment, according to IHRSA.

Resiliency of the Xponential Franchise System and Opportunity to Increase Market Share.

We believe the combination of our scaled multi-brand offering, loyal and engaged consumer base and strong franchisee relationships has enabled us to successfully navigate the COVID-19 pandemic and will allow us to continue to take market share from our competitors. During 2020, we continued to sell licenses and open new studios. As of June 30, 2021, the membership levels of our franchisees recovered to approximately 103% of actively paying members, relative to January 31, 2020 membership levels and membership visits were at 98% relative to January 31, 2020 (excludes Rumble). As of June 30, 2021, run-rate AUVs recovered to approximately 88% of January 31, 2020 levels (excludes Rumble). As of June 30, 2021, 98% of our studios have resumed conducting indoor classes (excludes Rumble). Although the headwinds generated by the COVID-19 pandemic impacted the broader health and fitness club industry, some of our competitors were impacted to a greater degree, resulting in permanent studio closures and bankruptcies. IHRSA estimates that 19% of boutique fitness studios that shut down during the COVID-19 pandemic will remain permanently closed. As the largest franchisor in the boutique fitness industry with a demonstrated track record of resiliency, we believe that we are well-positioned to increase our market share as we move into the post-pandemic period.

Our Competitive Strengths

Diversified portfolio of leading boutique fitness brands.

Our portfolio of nine diversified brands spans a variety of popular fitness and wellness verticals including Pilates, barre, cycling, stretch, rowing, yoga, boxing, dance and running. We believe that our diversification represents a significant competitive advantage in a fragmented market comprised primarily of single-brand companies focused on an individual fitness or wellness vertical. The complementary nature of our brands allows our franchised studios to be located in close proximity to one another, providing variety and convenience to both consumers and franchisees. Our brands appeal to a broad range of consumers across ages, fitness levels and demographics and are positioned at an accessible price point. The strength of our brands is highlighted by the numerous accolades they have received, with three brands (Club Pilates, Pure Barre and CycleBar) each being listed among Entrepreneur’s 2021 Franchise 500 rankings. We believe that our diversified brand offering expands our total addressable market and translates into increased use occasions for consumers, driving increased share of wallet and enhancing consumer lifetime value across our portfolio.

Market leading position with significant nationwide scale.

We are the largest boutique fitness franchisor in the United States with over 1,750 studios operating across nine brands. Our three largest brands have leading market share positions within their respective verticals. These brands, Club Pilates, Pure Barre and CycleBar, were approximately nine, four and two times larger than their next largest competitors, respectively, as of March 31, 2021. As the leaders in these verticals, and as one of few players of scale, we believe that we occupy an advantageous position in an otherwise highly fragmented boutique fitness market.

We are able to leverage the popularity and reputation of existing Xponential studios to support both new studio sales to franchisees and to support franchisees’ ability to attract new customers to their studios. We believe that the continued expansion of the Xponential platform creates a network effect that reinforces our competitive position, making us increasingly attractive to potential franchisees and making studios increasingly popular with boutique fitness consumers. In conjunction with our scale, we have been able to achieve broad geographic diversification across the United States with studios in 48 states and the District of Columbia as of March 31, 2021. Our geographic reach represents a material competitive advantage, as we have demonstrated success across various markets and we are able to remain competitive nationally when extraordinary events heavily impact specific markets. According to Buxton Company, over 60% of the U.S. population (excluding Alaska and Hawaii) lives within 10 miles of an Xponential studio location. With 2020 system-wide sales of $442 million, we have penetrated only 5% of the U.S. boutique fitness market, and we believe that we are well-positioned to continue our growth.

Passionate, growing and loyal consumer base.

Our franchised studios provide differentiated and accessible boutique fitness experiences that are fun, energetic and deliver a strong sense of community, engendering loyalty and engagement with consumers. Across our system, over 850,000 unique consumers completed nearly 20 million in-studio, live stream and virtual workouts in 2020. As of June 30, 2021, our franchisees recovered to approximately 103% of actively paying members, relative to January 31, 2020 membership levels (excludes Rumble). As of June 30, 2021, run-rate AUVs recovered to approximately 88% of January 31, 2020 levels (excludes Rumble). We believe that we were able to deepen our consumer loyalty during the COVID-19 pandemic through our robust digital platform offering, as well as the personal efforts of exceptional franchisees to strengthen their studio communities. Our digital platform had over 16,700 subscribers and offered over 2,500 digital workouts with multiple class formats within each brand as of June 30, 2021. Approximately 90% of class bookings were done through the XPO app in the 90 days ending June 30, 2021. Our brands serve a broad demographic; our consumer skews female and is typically between the ages of 20 and 60 years old, holds at least a bachelor’s degree and reports household income greater than $75,000 per year. As of June 30, 2021, studios had over 405,000 members, of which over 355,000 were actively paying members on recurring membership packages. In addition, we continually seek ways to further heighten the Xponential consumer experience. For example, we launched a partnership with Apple in March 2021 that features Apple Watch integration across all of our popular fitness and wellness verticals and is designed to increase consumer engagement and retention across our franchised studios. Our franchised studios foster consumer engagement, personal accountability to achieve fitness goals and a strong sense of community, which drive repeat visits and maximize consumer lifetime value.

Xponential Playbook supports system-wide operational excellence.

We strategically partner with franchisees who have been vetted by a thorough selection process. Through the Xponential Playbook, we provide franchisees with significant support from the outset, focused on delivering a superior experience and maximizing studio-level productivity and profitability. Franchisees also benefit from the significant investments we have made in our corporate platform, through which we leverage integrated systems and shared services. While marketing and fitness programming are specific to each brand, nearly all other franchisee support functions are integrated across brands at the corporate level, and franchisees are guided through the key pillars of successful studio operations. We believe the relationships we maintain with franchisees drive tangible results for consumers: well-managed boutique fitness studios; access to technology capabilities; retention of highly qualified instructors; and a consistent, community-based experience across brands and geographies. We believe the extensive level of support we provide to franchisees is a key driver of system-wide operational excellence.

Asset-light franchise model and predictable revenue streams.

We believe our asset-light franchise model drives faster system-wide unit growth, compared to a similarly capitalized corporate-owned model. As a franchisor, we have multiple highly predictable revenue streams and low ongoing capital requirements. Upon the granting of access to a license, we receive a one-time, non-refundable upfront payment from franchisees for the right to open a studio in a specific territory. This is followed by a series of contractual payments once a studio is open, many of which are recurring, including royalty fees, technology fees, merchandise sales, marketing fees and instructor and management training revenues. Approximately 67% of our revenue in 2019 and 73% of our revenue in 2020 was considered recurring, and we believe this percentage will increase as franchise royalty fees are expected to account for a greater percentage of our revenue over time.

Highly attractive and predictable studio-level economics.

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,000 and 2,500 square feet in size, depending on the brand, which contributed to a relatively low average initial franchisee investment of approximately $350,000 in 2019 and 2020. Our model is generally designed to generate, on average under normal conditions, an AUV of $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%. A studio reaches “base maturity” when it has annualized monthly revenues in the $400,000 to $600,000 AUV range. Using our model, we expect this to typically occur 6-12 months after studio opening. We believe that studios typically have opportunity to continue growing and maturing beyond that point, however. We believe the continued growth of the franchisee system reflects the attractiveness of our unit economic model. In 2019, 375 new franchisees joined our system, representing a 76% increase year-over-year. In 2020, we were able to attract 131 new franchisees in North America despite the material challenges faced by the overall fitness industry. Additionally, franchisees frequently re-invest into our system, as 39% of new studios in 2019 and 36% of new studios in 2020 were opened by existing franchisees. We believe our strong studio-level economics have contributed to our growth.

Large and expanding franchisee base with visible organic growth.

Our large number of existing licenses sold represents an embedded pipeline to support the continued growth of our business. As of December 31, 2020, we had 3,273 franchise licenses sold in North America, compared to 2,086 franchise licenses sold as of December 31, 2018 on an adjusted basis to reflect historical information of the brands we have acquired. As of March 31, 2021, we had 3,371 cumulative franchise licenses sold and licenses for 1,391 studios in North America contractually obligated to be opened under existing franchise agreements. The franchisee network in North America has grown rapidly from 984 franchisees as of December 31, 2018 to 1,420 franchisees as of December 31, 2020, representing a CAGR of 20%. As of March 31, 2021, we had 1,442 franchisees in North America. Franchisees in North America are contractually obligated to open studios in their territories after purchasing a franchise license. In the event that franchisees are unable to meet their contractual obligations, we have the ability to resell or reassign their territory license(s) to another franchisee in the system or our franchisee pipeline. Based on our experience as a franchisor, we believe that a significant majority of our licenses sold will convert into operating studios. Accordingly, we have the potential to substantially increase our North American studio base through our existing licenses sold, providing us with highly visible unit growth and further increasing our already significant scale within the boutique fitness industry.

Proven and experienced management team with an entrepreneurial culture.

Our strategic vision and entrepreneurial culture are driven by our highly experienced management team, led by our Chief Executive Officer and founder, Anthony Geisler. Mr. Geisler has direct experience scaling franchised fitness brands, having previously served as the Chief Executive Officer of LA Boxing, and has worked with many members of our leadership team for several years. Our Brand Presidents are key members of our leadership team and act as the driving force behind their respective brands. Collectively, our management team fosters an entrepreneurial culture and mentality that resonate with franchisees. The strength of our management team is illustrated by the growth of the business and the recent honors that we and our brands have received, three brands (Club Pilates, Pure Barre and CycleBar) each being listed among Entrepreneur’s 2021 Franchise 500 rankings. Our leadership team has significant experience scaling franchised fitness brands and has created a culture designed to enable our future success.

Our Growth Strategies

We believe we are well-positioned to capitalize on multiple opportunities to drive the long-term growth of our business:

Grow our franchised studio base across all brands in North America.

We have the opportunity to meaningfully expand our franchised studio footprint in North America by leveraging our multiple brands and verticals, as well as our proven portability across regions and demographics.

We have grown our franchised studio footprint in North America from 813 open studios across 47 U.S. states, the District of Columbia and Canada as of December 31, 2017 to 1,712 open studios across 48 U.S. states, the District of Columbia and Canada as of December 31, 2020, on an adjusted basis to reflect historical information of the brands we have acquired representing a CAGR of 28%. As of March 31, 2021, franchisees had 1,765 open studios in North America on an adjusted basis to reflect historical information of the brands we have acquired. We experienced lower license sales in 2020 than in 2019. We sold 923 licenses in 2019 and 264 licenses in 2020, and experienced delays in new studio openings in 2020 due to the COVID-19 pandemic. However, we have continued

opening studios throughout the COVID-19 pandemic and franchisees have opened 238 studios from March 31, 2020 through March 31, 2021. Our track-record of successful expansion demonstrates that the experience and value offered by our brands resonate with consumers across geographies, including urban and suburban markets, ages and income levels. Our small box format and multi-brand model have enabled us to scale rapidly, as franchisees have the ability to open studios from multiple brands adjacent or in close proximity to each other, creating cross-selling opportunities and providing consumers with greater optionality. As we scale, we expect to attract multi-studio franchisees to help us accelerate our pace of growth. Based on our internal and third-party analyses by Buxton Company, we believe that franchisees could have a total of approximately 6,900 studios in the United States alone. This estimate represents the number of potential studio locations in the United States that exists in 2021 based on the criteria we consider for franchise license locations, such as customer profiles, trade area analyses and brand performance. Franchisees provide the capital to open each studio location and we provide ongoing support.

Drive system-wide same store sales and grow AUV.

We believe we can help franchisees grow same store sales and AUVs by acquiring new consumers, increasing membership penetration, driving increased spend from consumers and expanding ancillary revenue streams through our franchised studios.

•

Acquiring new consumers: We expect to grow our consumer reach through a variety of targeted marketing campaigns at both the brand and franchisee levels in order to increase brand awareness and drive studio traffic.

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Increasing membership penetration: We expect franchisees to convert new and occasional consumers into committed, long-term members by delivering consistent, effective workout experiences across our franchised studios. We intend to continue to utilize insights from our consumer management dashboard to refine our sales strategy and offer a variety of flexible membership options to attract consumers at different engagement levels and price points, including our existing four, eight and unlimited classes per month recurring membership options.

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Driving increased spend from consumers: We expect to increase spend from consumers by utilizing dynamic pricing tiers across markets and brands, up-tiering memberships, cross-selling memberships across our brands, driving further digital penetration and enhancing our membership engagement. We work closely with franchisees to optimize membership offerings based on local consumer demand, demographics and other market factors in order to maximize our share of wallet.

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Utilize XPASS to enhance consumer experience and engagement while more effectively cross-selling across our brands: We are in the process of implementing XPASS, a membership option that will offer our consumers access to all brands across the Xponential portfolio under a single monthly membership. XPASS is currently undergoing a trial period in three markets, allowing us to receive real-time feedback from consumers about their experience with the digital application. We believe that XPASS will enable us to attract and retain consumers that are seeking greater variety in their boutique workouts and that we will be able to leverage XPASS to introduce consumers to new brands and verticals within our platform.

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Attract and retain consumers through our digital platform: We believe there is an opportunity to further capitalize on growing consumer demand for digital and at-home fitness solutions by enhancing system-wide capabilities that complement our in-studio offerings. Our digital platform consists of a library of branded content that we make available to our consumers across our online and mobile platforms for a monthly fee. In addition to increasing engagement and retention with our existing in-studio members, our digital platform enables us and franchisees to reach new consumers and generate incremental revenues without increasing overhead costs. This enables our brands to deliver high-quality fitness content and maintain strong levels of member engagement, even when studios are closed. Using the experience, knowledge and data we gathered in 2020, we are planning to further enhance our production studio, increase production talent and upgrade our content to more closely resemble the in-studio experience at home, so members can experience all nine of our brands at any time. Our new All Access-GO digital platform is expected to significantly enhance our member experience and further increase our brands’ reach, accessibility and subscriber engagement.

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Expanding additional revenue streams within our franchised studios: We believe we have the opportunity to increase consumer spending at our franchised studios by expanding our offering of branded and third-party retail products across apparel and other health and wellness categories. During government-mandated studio closures due to the COVID-19 pandemic, franchisees were able to generate revenue in part through retail sales, including the sale of at-home fitness equipment such as exercise balls and weights. We expect that franchisees will be able to continue to leverage this revenue stream in the future as some consumers may continue to make at-home fitness a complementary component of their health and wellness regimens.

Expand operating margins.

We have built our franchised boutique fitness platform across verticals through a series of acquisitions, investments in our brands, corporate infrastructure and leadership team. We expect to realize improved operating leverage and increase operating margins over time as we continue to expand our franchised studio base and leverage our shared services and platform. Our business model provides us with highly predictable and recurring revenue streams, attractive margins and minimal capital requirements, resulting in the ability to invest in future growth initiatives.

Grow our brands and studio footprint internationally.

We believe there is significant opportunity for further international growth in the $97 billion global health and fitness club industry, underscored by our track-record of successful expansion across a diverse array of North American markets and our recent expansion into multiple international markets.

We are focused on expanding into markets with attractive demographics, including household income, level of education and fitness participation. We have developed strong relationships and executed master franchise agreements with master franchisees to propel our international growth. These master franchise agreements obligate master franchisees to arrange the sale of licenses to franchisees in one or more countries outside North America. As of March 31, 2021, we had ten studios open internationally across Saudi Arabia, Japan, Australia and South Korea, and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine countries, of which 60 must be sold by the end of 2021.

COVID-19 Related Developments

In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. By mid-March, the spread of COVID-19 significantly impacted the global economy as federal, state, local and foreign governments mandated stay-at-home orders, encouraged social distancing measures and implemented travel restrictions and prohibitions on non-essential activities and businesses. In an effort to limit the spread of COVID-19, comply with public health guidelines and protect franchisees and their consumers and franchisees temporarily closed nearly all Xponential studios. We also temporarily closed our corporate headquarters, but otherwise maintained a full staff that worked from home and provided continuous support to our franchisees throughout the pandemic.

The COVID-19 pandemic has significantly impacted our ability to generate revenue. A substantial portion of our revenue is derived from royalty fees and other fees and commissions generated from activities associated with franchisees and equipment sales to franchisees. These revenue streams were affected by the decline in system-wide sales as almost all studios were temporarily closed intermittently beginning in mid-March and throughout 2020 and early 2021, and new studio openings were delayed. We are reliant on the performance of franchisees in successfully operating their studios and paying royalties to us on a timely basis. Disruptions in franchisees’ operations for a significant amount of time due to studio closures or the COVID-19 pandemic related social distancing, or other movement restricting policies put in place in an effort to slow the spread of COVID-19, have adversely impacted and will likely continue to adversely impact royalty payments from franchisees, or result in our providing payment relief or other forms of support to franchisees, and may materially adversely affect our business, results of operations, cash flows and financial condition.

Despite the fact that studios were closed, franchisees maintained strong member loyalty and experienced low cancellation rates, with many members maintaining actively paying accounts or putting their memberships “on hold.” Members who did not pay membership dues while “on hold” kept their agreements and maintained the ability to reactivate when studios reopened, mitigating high member cancellation rates. While studios were closed, we continued to generate revenue from franchise license and royalty payments as customers engaged with our digital platform services and purchased additional products. We also took action to reduce non-essential selling, general and administrative expenses. As of March 31, 2021, substantially all of our franchised studios had resumed operations. Additionally, we have continued opening studios and selling licenses throughout the COVID-19 pandemic. From March 31, 2020 through March 31, 2021, franchisees have opened 238 studios.

The adverse effects of the COVID-19 pandemic have gradually begun to decrease in 2021. In the second quarter of 2021 in particular, as vaccination rates have increased substantially in the United States and restrictions on indoor fitness classes in most states have either been reduced or eliminated, franchisees’ membership visits have increased. As of June 30, 2021, our franchisees recovered to approximately 103% of actively paying members relative to January 31, 2020 membership levels and membership visits were at 98% relative to January 31, 2020 (excludes Rumble). As of June 30, 2021, run-rate AUVs recovered to approximately 88% of January 31, 2020 levels (excludes Rumble).

During this time, we took significant action to support franchisees. We advised franchisees about opportunities that may be available to them under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and provided guidance to facilitate negotiations with landlords and vendors to support their efforts to manage operating expenses. We also temporarily reduced the amount we collected from franchisees for our brand marketing funds. In addition, we provided franchisees with guidelines throughout the re-opening process to help them adapt their studio operations to new public health guidelines and safety standards. Our franchisee re-opening plan includes recommended instructions on:

•	implementing social distancing measures through reductions in class sizes and equipment repositioning;

•	increasing the number of classes offered and changing scheduling to allow for additional deep cleaning between classes and provide additional schedule flexibility for consumers;

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heightening sanitization and cleaning procedures, including through the use of medical-grade disinfectant, increased focus on high touch areas, usage of personal protective gear and contactless check-in; and

•	leveraging ancillary revenue streams, including at home offerings (including our digital platform and virtual events) and merchandise sales.

During the COVID-19 pandemic, unlimited memberships included free access to our digital platform. Our other customers and the general public could access the platform for a fee. During the COVID-19 pandemic, we leveraged our digital platform capabilities to engage with existing members, attract new customers and generate additional revenue from equipment and merchandise sales through the platform. In April 2020, we engaged with a leading provider of premium digital health and wellness content to provide our subscribers with access to audio-guided and structured workouts. We also streamed free workouts on social media networks, including Facebook and Instagram, to attract new customers.

We cannot predict the degree to which, or period over which, we will continue to be affected by the COVID-19 pandemic. Although we have implemented measures, including those described above, to mitigate the impact of the COVID-19 pandemic on our business, we expect the pandemic will continue to present difficulties for franchisees, as well as our overall business, results of operations, cash flows and financial condition. As the COVID-19 pandemic may continue to impact areas in which our studios operate, additional studios may have to close or re-close in the future. For a further discussion of the adverse impacts of the COVID-19 pandemic on our business, see “Risk Factors—Our business and results of operations have been and are expected to continue to be materially adversely impacted by the ongoing COVID-19 pandemic.” The COVID-19 pandemic may also have the effect of heightening many of the other risks described in “Risk Factors”. The COVID-19 pandemic continues to evolve, and we will continue to monitor the situation closely.

Recent Developments

Preliminary Estimated Financial and Other Data

The following presents preliminary estimates of certain of our consolidated financial and other data for the three months ended June 30, 2021 and actual consolidated financial and other data for the three months ended June 30, 2020. Our consolidated financial statements as of, and for the three months ended June 30, 2021 are not yet available and are subject to completion of our financial closing procedures. The following information reflects our preliminary estimates based on currently available information and is subject to change. We have provided ranges, rather than specific amounts, for the preliminary estimated results for net revenue, net loss and Adjusted EBITDA described below primarily because we are still in the process of finalizing our financial and operating results as of and for the three months ended June 30, 2021 and, as a result, our final reported results may vary from the preliminary estimates. Certain of our preliminary estimated financial data reflects preliminary estimates for stock-based compensation expense, which is based in part upon the public offering price for this offering and is therefore subject to change. The preliminary estimated financial and other data set forth below have been prepared by, and are the responsibility of, our management. Our auditors have not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary estimated financial data. Accordingly, our auditors do not express an opinion or any other form of assurance with respect thereto. Our preliminary estimated results also include non-GAAP financial measures. Neither such measures nor our estimates of GAAP results should be viewed as a substitute for interim financial statements prepared in accordance with GAAP. Our unaudited financial and other data for the three months ended June 30, 2020 reflect the impact of the COVID-19 pandemic. You should not place undue reliance on the preliminary estimates, and the preliminary estimates are not necessarily indicative of the results to be expected in the future. The preliminary estimates should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The estimated improvement in our consolidated financial and other data for the three months ended June 30, 2021 compared to the actual results for the three months ended June 30, 2020 shown below are largely driven by our and franchisees’ continued recovery from the adverse affects of the COVID-19 pandemic, other than: (i) net income which was adversely affected by estimated stock-based compensation charges, offset in part by the gain resulting from forgiveness in full of our $3.7 million loan received by us under the Paycheck Protection Program and (ii) AUV which is calculated on a trailing 12 month basis and therefore incorporates quarterly periods that were adversely impacted by the COVID-19 pandemic.

	Three Months Ended June 30,
	2020	2021
	Actuals	Low (Estimated)	High (Estimated)
	($ in thousands)
Net revenue	21,462	$34,800	$35,800
Net income (loss)	(4,751)	$(9,000)	$(8,500)
Adjusted EBITDA	(3,073)	$7,500	$8,000

As of June 30,
2021
(Estimated)
($ in thousands)
Cash, cash equivalents and restricted cash(1)	$20,078
Total debt	$213,076

(1)	Includes approximately $2,000 of restricted cash.

	Three Months Ended June 30,
	2020	2021
		(Estimated)
	($ in thousands)
System-wide sales	$61,492	$171,611
Number of new studio openings in North America	56	59
Number of new studios operating in North America (cumulative total as of period end)	1,583	1,824
Number of licenses sold in North America (cumulative total as of period end)	3,185	3,568
Number of licenses terminated in North America since inception (cumulative total as of period end)		235
Number of licenses contractually obligated to open in North America		1,509
AUV (LTM as of period end)	$371	$312
Run-rate AUV (for studios opened for more than 6 months)	$165	$384
Same store sales	(58%)	129%

The following table reconciles expected net loss to expected Adjusted EBITDA for the three months ended June 30, 2021 and reconciles actual net loss to Adjusted EBITDA for the three months ended June 30, 2020:

	Three Months Ended June 30,
	2020	2021
	Actual	Low (Estimated)	High (Estimated)
	(in thousands)
Net loss	$(4,751)	$(9,000)	$(8,500)
Interest expense, net	4,278	11,200	11,200
Income taxes	—	100	100
Depreciation and amortization	1,883	2,100	2,100

EBITDA	1,410	4,400	4,900
Equity-based compensation	447	900	900
Acquisition and transaction expenses (income)	(5,035)	300	300
Management fees and expenses	194	200	200
Integration and related expenses	(89)	—	—
Litigation expenses	—	1,700	1,700

Adjusted EBITDA	$(3,073)	$7,500	$8,000

Global

The following table sets forth the estimated number of studios operating globally and the number of licenses sold globally as of June 30, 2021. Global metrics include all studios operating and licenses sold in both North America and internationally.

	Total	Club Pilates	Pure Barre	CycleBar	Yoga Six	RowHouse	Stretch Lab	AKT	Stride	Rumble
Number of studios operating globally (cumulative total as of period end)	1,839	649	599	231	105	90	122	24	6	13
Number of licenses sold globally	3,603	965	713	477	514	309	371	107	76	71

As of June 30, 2021, we had studios operating across seven countries and have entered into agreements to grow our franchisee base across 11 countries. From March 31, 2020 through June 30, 2021, franchisees opened 310 new studios globally.

The following table sets forth the actual number of licenses contractually obligated to be sold internationally (cumulative) as of June 30, 2020 and the estimated number of licenses contractually obligated to be sold internationally (cumulative) as of June 30, 2021:

	Three Months Ended June 30,
	2020	2021
		(estimated)
Number of licenses contractually obligated to be sold internationally (cumulative total as of period end)	547	738

Risk Factors

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully under “Risk Factors” and include:

•	Our business and results of operations have been and are expected to continue to be materially adversely impacted by the ongoing COVID-19 pandemic.

•	Shifts in consumer behavior may materially adversely impact our business.

•	We have incurred operating losses in the past, may incur operating losses in the future and may not achieve or maintain profitability in the future.

•	We have a limited operating history and our past financial results may not be indicative of our future performance. Further, our revenue growth rate is likely to slow as our business matures.

•	Our financial results are affected by the operating and financial results of, and our relationships with, master franchisees and franchisees.

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If we fail to successfully implement our growth strategy, which includes the opening of new studios by existing and new franchisees in existing and new markets, our ability to increase our revenue and results of operations could be adversely affected.

•	The number of new studios that actually open in the future may differ materially from the number of studio licenses sold to potential, existing and new franchisees.

•	Our success depends substantially on our ability to maintain the value and reputation of our brands.

•	Our expansion into new markets may present increased risks due to our unfamiliarity with those markets.

•	Our expansion into new international markets exposes us to a number of risks that may differ in each country where we have licensed franchisees.

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If we or master franchisees fail to identify, recruit and contract with a sufficient number of qualified franchisees, our ability to open new studios and increase our revenue could be materially adversely affected.

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Franchisees may incur rising costs related to the construction of new studios and maintenance of existing studios, which could adversely affect the attractiveness of our franchise model and, in turn, our business, results of operations, cash flows and financial condition.

•	If franchisees are unable to identify and secure suitable sites for new studios, our ability to open new studios and increase our revenue could be materially adversely affected.

•	We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020.

Organizational Structure

We currently conduct our business through Xponential Fitness LLC and its subsidiaries. Xponential Fitness LLC is a wholly owned subsidiary of Xponential Holdings LLC. Following this offering, Xponential Fitness, Inc. will be a holding company and its sole material asset will be a controlling ownership interest in Xponential Fitness LLC through its ownership interest in Xponential Holdings LLC.

Prior to the consummation of the Reorganization Transactions, H&W Franchise Intermediate Holdings LLC (“H&W Intermediate”), the sole owner of Xponential Holdings LLC, will merge with and into H&W Franchise Holdings LLC (“H&W Franchise Holdings”), which will in turn merge with and into Xponential Holdings LLC, which will survive the merger and simultaneously amend and restate its limited liability company agreement to among other things, appoint us as its managing member and reclassify its outstanding limited liability company units (the “LLC Units”) as non-voting units (other than the Class A-5 Units held by certain Continuing Pre-IPO LLC Members which will be redeemed in connection with this offering (the “Class A-5 Unit Redemption”)) and authorize a class of mirror preferred units (the “Preferred Units”). Xponential Holdings LLC will also effect a unit split to optimize the capital structure to facilitate this offering. We refer to the limited liability company agreement of Xponential Holdings LLC, as in effect at the time of this offering, as the “Amended LLC Agreement.” After these transactions and prior to the consummation of the Reorganization Transactions and this offering, all of Xponential Holdings LLC’s outstanding equity interests will be owned by the following persons, (collectively, the “Pre-IPO LLC Members”):

•	H&W Investco, LP and H&W Investco Blocker II, LP each of which is controlled by Mark Grabowski, a member of our board of directors;

•	LAG Fit, Inc., which is beneficially owned by Mr. Geisler, our Chief Executive Officer and founder;

•	LCAT, which is an affiliate of Mr. Magliacano, a former member of our board of directors;

•	Rumble Holdings LLC; and

•	Certain other direct or indirect former equity holders in H&W Franchise Holdings.

In connection with this offering, we intend to enter into the following series of transactions to implement an internal reorganization, which we collectively refer to as the “Reorganization Transactions.” We refer to the Pre-IPO LLC Members who will retain their equity ownership in Xponential Holdings LLC in the form of LLC Units, immediately following the consummation of the Reorganization Transactions as “Continuing Pre-IPO LLC Members.”

•

Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Xponential Fitness LLC through our ownership of Xponential Holdings LLC and because we will also have a substantial financial interest in Xponential Fitness LLC through our ownership of Xponential Holdings LLC, we will consolidate the financial results of Xponential Fitness LLC and Xponential Holdings LLC, and a portion of our net income will be allocated to the non-controlling interest to reflect the entitlement of the Continuing Pre-IPO LLC Members to a portion of Xponential Holdings LLC’s net income. In addition, because Xponential Holdings LLC will be under the common control of the Pre-IPO LLC Members before and after the Reorganization Transactions, we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests of the Continuing Pre-IPO LLC Members in the assets and liabilities of Xponential Holdings LLC at their carrying amounts as of the date of the completion of the consummation of the Reorganization Transactions.

•

Our amended and restated certificate of incorporation that will be in effect upon the completion of the offering will authorize the issuance of two classes of common stock, Class A common stock and Class B common stock (collectively, our “common stock”) and Preferred Stock and the certificates of designation we will adopt in connection with this offering will designate 200,000 shares of our Preferred Stock as 6.50% Series A-1 Convertible Preferred Stock (the “Series A-1 preferred stock”) and 200,000 shares of our Preferred Stock as 6.50% Series A Convertible Preferred Stock (the “Series A Convertible preferred stock and, together with the Series A-1 preferred stock, the “Convertible Preferred”). Each share of common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

•

Prior to completion of this offering, we will acquire, directly and indirectly, LLC Units through (i) the contribution of LLC Units by H&W Investco, LP and Lag Fit, Inc. in exchange for Class A common stock (the “IPO Contribution”) and (ii) the “Mergers,” in which Rumble Holdings LLC and H&W Investco Blocker II, LP (the “Blocker Companies”) will be contributed by their owners (the “Blocker Shareholders”) to Xponential Fitness, Inc. in exchange for Class A common stock, and, in the case of H&W Investco Blocker II, LP a cash payment (the “H&W Cash Merger Consideration”), after which the Blocker Companies will immediately merge with and into Xponential Fitness, Inc. The Blocker Shareholders and H&W Investco, LP may transfer the Class A common stock received in the Reorganization Transactions to certain affiliates.

•	Prior to the completion of this offering, we will issue 200,000 shares of Convertible Preferred to the Preferred Investors in exchange for $200 million cash proceeds.

•	Each Continuing Pre-IPO LLC Member (other than LCAT) will be issued a number of shares of our Class B common stock equal to the number of vested LLC Units held by such Continuing Pre-IPO LLC Member.

•

Under the Amended LLC Agreement, holders of LLC Units (other than us) will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Xponential Holdings LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends, reclassifications, and a unit split to optimize the capital structure to facilitate this offering) or the net proceeds from a substantially contemporaneous offering of our Class A common stock in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended LLC Agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LLC Agreement, holders of LLC Units are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

•	We will issue 13,333,333 shares of Class A common stock to the public pursuant to this offering.

•

We will use all of the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million and (iv) acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock. We will acquire an additional $15 million of LLC Units from an affiliate of Anthony Geisler, our Chief Executive Officer (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus), if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

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After our acquisition of LCAT from LCAT shareholders, LCAT will merge with and into Xponential Fitness, Inc., after which Xponential Fitness Inc. will own directly the LLC Units previously held by LCAT. A portion of the LLC Units acquired by us by reason of the purchase of LCAT may be recapitalized into Preferred Units in order to ensure that the total number of Preferred Units held by Xponential Fitness, Inc. equals the total number of shares of Convertible Preferred outstanding. LCAT is not considered a Continuing Pre-IPO LLC Member.

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We will enter into a tax receivable agreement (“TRA”) that will obligate us to make payments to the Continuing Pre-IPO LLC Members, the Blocker Shareholders and any future party to the TRA (the “TRA parties”) in the aggregate generally equal to 85% of the applicable cash savings that we actually realize as a result of (i) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. We will retain the benefit of the remaining 15% of these tax savings.

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We will cause Xponential Holdings LLC to use the proceeds from the issuance of LLC Units and Preferred Units to us (i) to repay approximately $125.5 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay approximately $8.7 million in contingent consideration liabilities related to the CycleBar acquisition, including accrued interest, (iii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions, (iv) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer and (v) $9.3 million for working capital. See “Use of Proceeds.”

The diagram below depicts our organizational structure immediately following the consummation of the Reorganization Transactions, the completion of this offering and the application of the net proceeds from this offering and issuance of the Convertible Preferred, based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Our corporate structure following the completion of this offering, as described above, is commonly referred to as an “Up-C” structure, which is commonly used by partnerships and limited liability companies when they undertake an initial public offering of their business. Our Up-C structure will allow Continuing Pre-IPO LLC Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following this offering. One of these benefits is that future taxable income of Xponential Holdings LLC that is allocated to such owners will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the LLC Units that Continuing Pre-IPO LLC Members will hold are redeemable, at our election, for either newly-issued shares of Class A common stock on a one-for-one basis or a cash payment in accordance with the terms of the Amended LLC Agreement, our Up-C structure also provides the Continuing Pre-IPO LLC Members with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. See “Organizational Structure” and “Description of Capital Stock.”

We will also hold LLC Units, and therefore receive the same benefits as Continuing Pre-IPO LLC Members with respect to their ownership in an entity treated as a partnership, or “pass-through” entity, for income tax purposes. The IPO Contribution, the Class A-5 Unit Redemption, the acquisition of LLC Units from certain Continuing Pre-IPO LLC Members in connection with this offering, future taxable redemptions or exchanges by holders of LLC Units for shares of our Class A common stock or cash, the Mergers and other transactions described herein are expected to result in favorable tax attributes that will be allocated to us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future. In connection with the Reorganization Transactions, we will enter into a TRA that will obligate us to make payments to the TRA parties in the aggregate generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from certain payments made under the TRA. We will retain the benefit of the remaining 15% of these tax savings. See “Organizational Structure—Holding Company Structure and the Tax Receivable Agreement.”

Under the Amended LLC Agreement, we will receive a pro rata share of any tax distributions made by Xponential Holdings LLC to its members that hold LLC Units in respect of taxable income allocated by Xponential Holdings LLC to holders of LLC Units. Such tax distributions will be calculated based upon an assumed tax rate, which, under certain circumstances, may cause Xponential Holdings LLC to make tax distributions that, in the aggregate, exceed the amount of taxes that Xponential Holdings LLC would have paid if it were a similarly situated corporate taxpayer. We will also receive tax distributions equal to our anticipated tax liability in respect of distributions on our Preferred Units. Funds used by Xponential Holdings LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. See “Risk Factors—Risks Related to Our Organizational Structure.”

Upon the consummation of the Reorganization Transactions, the completion of this offering and the application of the net proceeds from this offering we will be appointed as the managing member of Xponential Holdings LLC and will hold 200,000 Preferred Units and 25,542,276 LLC Units, constituting 63% of the outstanding economic interests in Xponential Holdings LLC (or 200,000 Preferred Units and 27,542,276 LLC Units, constituting 66% of the outstanding economic interests in Xponential Holdings LLC, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Upon the consummation of the Reorganization Transactions, the completion of this offering and the application of the net proceeds from this offering, the shares of our Class A common stock, Class B common stock and Convertible Preferred and the LLC Units will be held as follows:

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The Pre-IPO LLC Members will hold (i) 12,208,943 shares of Class A common stock and (ii) 21,131,322 LLC Units, which together will represent approximately 58% of the economic interest in Xponential Holdings LLC (or 55% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through their ownership of Class A and Class B common stock, approximately 58% of the combined voting power of Xponential Fitness, Inc. (or 55% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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Investors in this offering will collectively hold (i) 13,333,333 shares of Class A common stock, representing approximately 23% of the combined voting power of Xponential Fitness, Inc. (or 15,333,333 shares and 26%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through our ownership of LLC Units will hold approximately 23% of the economic interest in Xponential Holdings LLC (or 26% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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The Preferred Investors will collectively hold (i) 200,000 shares of Convertible Preferred. Shares of our Series A preferred stock are voting, but shares of our Series A-1 preferred stock are non-voting. Any shares of Series A-1 preferred stock we issue to the Preferred Investors will convert on a one-to-one basis to shares of Series A preferred stock when permitted under relevant antitrust restrictions. Assuming the maximum shares of Series A preferred stock initially issuable to the Preferred Investors, such shares would represent approximately 19% of the combined voting power of Xponential Fitness, Inc., and (ii) through our ownership of the Preferred Units, the Preferred Investors will hold approximately 19% of the economic interest in Xponential Holdings LLC.

See “Organizational Structure,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the rights associated with our common stock, the Convertible Preferred, the LLC Units and the Preferred Units.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion (as adjusted for inflation from time to time pursuant to the rules of the Securities and Exchange Commission (the “SEC”)) in annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

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we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), for up to five years or until we no longer qualify as an emerging growth company;

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we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross commissions and fees of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Corporate Information

Xponential Fitness LLC was founded in August 2017 and Xponential Fitness, Inc. was incorporated in the State of Delaware on January 14, 2020. Xponential Fitness LLC became a wholly owned subsidiary of Xponential Holdings LLC on February 24, 2020. Our principal executive offices are located at 17877 Von Karman Ave, Suite 100, Irvine, CA, 92614 and our telephone number is (949) 346-3000. Our website is located at www.xponential.com. Our website and the information contained therein or connected thereto, or accessible therefrom, is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Class A common stock offered by us	13,333,333 shares (or 15,333,333 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock to be outstanding immediately after this offering	25,542,276 shares (or 27,542,276 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full). If all outstanding LLC Units held by the Continuing Pre-IPO LLC Members were redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis, 46,673,598 shares of Class A common stock (or 47,673,598 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) would be outstanding.

Class B common stock to be outstanding immediately after this offering	21,131,322 shares. Immediately after this offering, the Continuing Pre-IPO LLC Members will own 100% of the outstanding shares of our Class B common stock.

Series A and Series A-1 Convertible Preferred Stock

The Preferred Investors have entered into an agreement with us pursuant to which they have agreed to purchase $200 million of our Convertible Preferred in a private placement. The Convertible Preferred will have an initial conversion price equal to $18.00 per share (assuming an initial public offering price of $15.00 per share) and will be mandatorily convertible under certain circumstances and redeemable at the option of the holder beginning on the date that is eight years from the consummation of this offering or upon change of control. The Series A preferred stock will vote on an as converted basis with the Class A and Class B common stock and will have certain rights to appoint additional directors, including up to a majority of our Board of Directors under certain limited circumstances relating to an event of default or our failure to repay amounts due to the Convertible Preferred holders upon a redemption. Shares of our Series A-1 preferred stock are non-voting; however, any shares of Series A-1 preferred stock we issue to the Preferred Investors will convert on a one-to-one basis to shares of Series A preferred stock when permitted under relevant antitrust restrictions. Holders of our Series A preferred stock are entitled to quarterly coupon payments at the rate per annum of 6.50% of the Fixed Liquidation Preference per share, initially $1,000 per share, of our Series A preferred stock (the “preferential coupon”). In the event we do not pay any preferential coupons in cash, the Fixed Liquidation Preference of the Series A preferred stock shall automatically increase at the PIK Rate of 7.50%, on a compounding basis, on the applicable coupon payment date (the “PIK coupon” and, together with the preferential coupon, the “preferred coupons”). Thereafter, the preferential coupons shall accrue and be payable on such increased

Fixed Liquidation Preference and such increased Fixed Liquidation Preference shall be the Fixed Liquidation Preference with respect to such Series A preferred stock. The consummation of this offering and the sale of the Convertible Preferred are conditional on each other, and are scheduled to close substantially simultaneously with each other.

Voting power held by holders of Class A common stock after giving effect to this offering	44% (or 81% if all outstanding LLC Units held by the Continuing Pre-IPO LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock and 81% if the underwriters also exercise their right to purchase additional shares of Class A common stock in full).

Voting power held by holders of Class B common stock after giving effect to this offering	37% (or 0% if all outstanding LLC Units held by the Continuing Pre-IPO LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting power held by holders of Convertible Preferred after giving effect to this offering	19% (or 19% if the underwriters exercise their option to purchase additional shares of Class A common stock in full), assuming all Convertible Preferred is held as Series A preferred stock.

Voting rights after giving effect to this offering	Each share of common stock will entitle its holder to one vote per share. Investors in this offering will hold approximately 23% of the combined voting power of our common stock (or 26% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Our Class A common stock, Class B common stock and Series A preferred stock generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $186.5 million (or approximately $214.5 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions of approximately $13.5 million (or approximately $15.5 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

We will use all of the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the

$200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million and (iv) acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock. We will acquire an additional $15 million of LLC Units from an affiliate of Anthony Geisler, our Chief Executive Officer (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus), if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

We will cause Xponential Holdings LLC to use the proceeds from the issuance of the LLC Units and Preferred Units to us (i) to repay approximately $125.5 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay approximately $8.7 million in contingent consideration liabilities related to the CycleBar acquisition, including accrued interest, (iii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions, (iv) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer and (v) $9.3 million for working capital.

We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $7.6 million, a portion of which have been previously paid. All of such offering expenses will be paid for by Xponential Holdings LLC. See “Use of Proceeds.”

Redemption rights of the holders of LLC Units

Under the Amended LLC Agreement, holders of LLC Units (other than us) will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Xponential Holdings LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment determined in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC

Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended LLC Agreement.”

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, holders of LLC Units are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Tax receivable agreement	Upon the completion of this offering, we will enter into a TRA, pursuant to which we generally will be required to pay to the TRA parties in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. These payment obligations are our obligations and not obligations of Xponential Holdings LLC. Our obligations under the TRA will also apply with respect to any person who is issued LLC Units in the future and who becomes a party to the TRA. See “Organizational Structure—Holding Company Structure and the Tax Receivable Agreement.”

Controlled company exemption	After the completion of this offering, we will be considered a “controlled company” for the purposes of NYSE listing requirements. As a “controlled company,” we will not be subject to certain corporate governance requirements, including the requirements that: (i) a majority of our board of directors consists of independent directors, as defined under the rules of the NYSE; and (ii) our Human Capital Management and Nominating and Corporate Governance Committees be composed of entirely independent directors. See “Management—Controlled Company.”

Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, friends and family, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See “Underwriting—Reserved Shares.”

Proposed NYSE symbol	“XPOF”

Unless otherwise indicated, all information in this prospectus:

•

gives effect to the Reorganization Transactions and assumes the effectiveness of our amended and restated certificate of incorporation and bylaws, which we will adopt prior to completion of this offering;

•	assumes an initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus);

•	assumes the underwriters do not exercise their option to purchase up to 2,000,000 additional shares of Class A common stock;

•

excludes up to 11,111,111 shares of our Class A common stock issuable upon the conversion of the Convertible Preferred (assuming all shares of Convertible Preferred are converted into shares of Class A common stock at an assumed conversion price of $18.00 per share based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

•

excludes 21,131,322 shares of Class A common stock reserved for issuance upon the redemption or exchange of 21,131,322 LLC Units that will be held by the Continuing Pre-IPO LLC Members after the completion of this offering;

•	excludes up to 2,024,446 shares of Class A common stock that may vest in the future depending on the valuation of our Class A common stock in connection with the acquisition of Rumble in March 2021;

•

excludes up to 2,024,446 shares of Class A common stock issued to the sellers of Rumble that would vest in the event our Class A common stock has a weighted average market value of at least $61.90 per share for a defined period of time;

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excludes up to 2,349,725 shares of Class B common stock that would be issued to certain of our executive officers, other employees and directors in the event that their LLC Units vest as a result of our Class A common stock trading above $18.67 per share for a defined period of time, and up to 280,524 shares of Class B common stock that would be issued upon vesting of LLC Units during various time periods through August 2024;

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excludes 5,745,507 shares of Class A common stock that may be granted under our 2021 Omnibus Incentive Plan (the “2021 Plan”), which includes 741,021 restricted stock units (“RSUs”) that we expect to grant to certain employees and directors in connection with this offering. See “Executive Compensation—2021 Omnibus Incentive Plan” and “Executive Compensation—IPO Restricted Stock Unit Awards” for additional information;

•

and excludes 1,251,122 shares of Class A common stock to be reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective prior to the completion of this offering. Our ESPP provides for annual automatic increases in the number of shares of Class A common stock reserved thereunder. See “Executive Compensation—2021 Employee Stock Purchase Plan” for additional information.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following sets forth summary consolidated financial and other data of Xponential Fitness LLC, a subsidiary of Xponential Holdings LLC, and Xponential Fitness LLC’s consolidated subsidiaries. Xponential Fitness, Inc. was formed as a Delaware corporation on January 14, 2020 and Xponential Holdings LLC was formed as a Delaware limited liability company on February 19, 2020, and neither has, to date, conducted any activities other than those incident to its formation, the Reorganization Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The summary consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2020 and 2021 and summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The results indicated below are not necessarily indicative of the results to be expected in the future and should be read in conjunction with, and are qualified by reference to “Capitalization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Results for the three months ended March 31, 2021 are not necessarily indicative of results to be expected for the full year.

	Years Ended December 31,			Three Months Ended March 31,
	2018(1)	2019	2020	2020	2021
	(in thousands)
Consolidated Statement of Operations Data
Revenue, net:
Franchise revenue	$19,852	$47,364	$48,056	$14,847	$13,755
Equipment revenue	22,646	40,012	20,642	6,735	4,066
Merchandise revenue	9,575	22,215	16,648	5,064	4,232
Franchise marketing fund revenue	3,745	8,648	7,448	2,697	2,483
Other service revenue	3,446	10,891	13,798	2,444	4,529

Total revenue, net	59,264	129,130	106,592	31,787	29,065
Operating costs and expenses:
Costs of product revenue	22,901	41,432	25,727	8,098	5,344
Costs of franchise and service revenue	3,127	5,703	8,392	2,082	2,319
Selling, general and administrative expenses	44,551	80,495	60,917	11,873	16,602
Depreciation and amortization	3,513	6,386	7,651	1,814	2,055
Marketing fund expense	3,285	8,217	7,101	2,585	2,616
Acquisition and transaction expenses (income)	18,095	7,948	(10,990)	(774)	350

Total operating costs and expenses	95,472	150,181	98,798	25,678	29,286

Operating loss	(36,208)	(21,051)	7,794	6,109	(221)
Other income (expense):
Interest income	(56)	(168)	(345)	(90)	(95)
Interest expense	6,253	16,087	21,410	7,986	4,423

Total other expense	6,197	15,919	21,065	7,896	4,328

Loss before income taxes	(42,405)	(36,970)	(13,271)	(1,787)	(4,549)
Income taxes	73	164	369	162	201

Net loss	$(42,478)	$(37,134)	$(13,640)	$(1,949)	$(4,750)

(in thousands)	As of December 31, 2019	As of December 31, 2020	As of March 31, 2021	Pro Forma As Adjusted(2)
Consolidated Balance Sheet Data
Cash, cash equivalents and restricted cash	$9,339	$11,299	$7,350	$16,668
Total assets	325,667	322,838	340,647	345,530
Total debt(3)	159,671	189,840	198,901	73,901
Total member’s equity/stockholders’ equity (deficit)	26,678	4,749	10,106	(88,241)

(1)	See Note 3—Acquisition of Businesses in the notes to the consolidated financial statements included elsewhere in this prospectus.

(2)

The pro forma adjustments related to this offering (the “Offering Adjustments”) are described in the notes to the unaudited pro forma consolidated financial information included elsewhere in this prospectus, and principally include the following:

•	adjustments for the Reorganization Transactions and the entry into the TRA;

•

the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $186.5 million, based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the application by us of the net proceeds from this offering and the issuance of shares of Class A common stock (assuming 13,333,333 shares of Class A common stock are sold in this offering, and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock) to acquire newly-issued LLC Units from Xponential Holdings LLC at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock after deducting underwriting discounts and commissions;

•

the application of the net proceeds from this offering, together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million and (iv) acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock;

•

the application by Xponential Holdings LLC of the proceeds from the issuance of the LLC Units and Preferred Units to us (i) to repay approximately $125.5 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay approximately $8.7 million in contingent consideration liabilities related to the CycleBar acquisition, including accrued interest, (iii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions, (iv) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer and (v) $9.3 million for working capital;

•

adjustments to record contingent consideration equal to the fair value of the shares issued in connection with the Rumble acquisition of $32.8 million and $10.6 million receivable from shareholder for debt financing provided to the Rumble sellers; and

•

the provision for federal and state income taxes of Xponential Fitness, Inc. as a taxable corporation at an effective rate of 6.38% for the years ended December 31, 2020 and 3.47% for the three months ended March 31, 2021, respectively (which effective rates were calculated using the U.S. federal income tax rate of 21%).

(3)

Includes long-term debt, notes payable and present value of amounts due under settlement agreements, but excludes contingent consideration and deferred loan costs. Amounts due under settlement agreements were $4.4 million, $2.0 million and $1.3 million as of December 31, 2019, December 31, 2020 and March 31, 2021, respectively. These amounts are recorded on our consolidated balance sheet as accrued expenses of $2.7 million, $2.0 million and $1.3 million and contingent consideration from acquisitions of $1.7 million, $0 and $0 at December 31, 2019, December 31, 2020 and March 31, 2021, respectively.

	Years Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	($ in thousands)
Key Performance Indicators(1)
System-wide sales	$389,251	$560,361	$442,148	$160,023	$131,610
Number of new studio openings in North America	258	400	241	56	53
Number of studios operating in North America (cumulative total as of period end)	1,071	1,471	1,712	1,527	1,765
Number of licenses sold in North America (cumulative total as of period end)	2,086	3,009	3,273	3,139	3,371
Number of licenses contractually obligated to be sold internationally (cumulative total as of period end)	34	489	593	548	693
AUV (LTM as of period end)	$399	$449	$283	$453	$257
Same store sales	8%	9%	(34%)	0%	(24%)
Adjusted EBITDA(2)	$(10,621)	$16,474	$9,807	$8,083	$3,557

(1)

See “Basis of Presentation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” for the definition of and additional information about these metrics. All key performance indicators, except Adjusted EBITDA, are presented on an adjusted basis to reflect historical information of the brands we acquired and therefore includes time periods during which certain of the brands were operated by our predecessors. We acquired Club Pilates and CycleBar in September 2017, Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Pure Barre in October 2018, Stride in December 2018 and Rumble in March 2021.

(2)

We define adjusted EBITDA as EBITDA (net income/loss before interest, taxes, depreciation and amortization), adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation, acquisition and transaction expenses (including change in fair value of contingent consideration), management fees and expenses (that will be discontinued after this offering), integration and related expenses and litigation expenses (consisting of legal and related fees for specific proceedings that arise outside of the ordinary course of our business) that we do not believe reflect our underlying business performance. We believe that adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that we do not believe reflect our underlying business performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted EBITDA, for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021.

	Years Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Net loss	$(42,478)	$(37,134)	$(13,640)	$(1,949)	$(4,750)
Interest expense, net	6,197	15,919	21,065	7,896	4,328
Income taxes	73	164	369	162	201
Depreciation and amortization	3,513	6,386	7,651	1,814	2,055

EBITDA	(32,695)	(14,665)	15,445	7,923	1,834
Equity-based compensation	1,969	2,064	1,751	418	222
Acquisition and transaction expenses (income)	18,095	7,948	(10,990)	(774)	350
Management fees and expenses	847	557	795	220	192
Integration and related expenses	467	15,022	386	296	—
Litigation expenses	696	5,548	2,420	—	959

Adjusted EBITDA	$(10,621)	$16,474	$9,807	$8,083	$3,557

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, prospects, results of operations, cash flows and financial condition could suffer materially, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Our business and results of operations have been and are expected to continue to be materially adversely impacted by the ongoing COVID-19 pandemic.

The outbreak of COVID-19, which was declared a pandemic by the World Health Organization, has continued to impact global economic activity. A public health pandemic such as COVID-19 poses the risk that we or our employees, franchisees, suppliers and other partners may be prevented from conducting business activities for an indefinite period of time, due to shutdowns, travel restrictions, social distancing requirements, stay-at-home orders and advisories and other restrictions suggested or mandated by governmental authorities. The COVID-19 pandemic may also have the effect of heightening many of the other risks described elsewhere in this report, such as those relating to our growth strategy, international operations, franchisees’ ability to attract and retain members, supply chain, health and safety risks to members, loss of key employees and changes in consumer preferences, as well as risks related to our significant indebtedness, including our ability to generate sufficient cash and comply with the terms of and restrictions under the agreements governing such indebtedness.

The extent of the impact of the COVID-19 pandemic remains highly uncertain and difficult to predict. However, the continued spread of the virus and the measures taken in response to it have disrupted our operations and have adversely impacted our business, financial condition and results of operations. For example, in response to the COVID-19 pandemic, franchisees temporarily closed almost all studios system-wide in mid-March 2020, although substantially all of our franchised studios have resumed operations as of March 31, 2021. We and franchisees took other actions, such as temporary rent deferrals and reduced marketing activities, as additional measures to preserve cash and liquidity during closure periods. As the COVID-19 pandemic continues to impact areas in which our studios operate, certain of our studios have had to re-close or significantly reduce capacity, and additional studios may have to re-close or further reduce capacity, pursuant to local guidelines. As a result of COVID-19, franchisees have also experienced to date, and may continue to experience, a decrease in net membership base. The COVID-19 pandemic and these responses have adversely affected and will continue to adversely affect our and franchisees’ sales.

The COVID-19 pandemic has significantly impacted our ability to generate revenue. A substantial portion of our revenue is derived from royalty fees and other fees and commissions generated from activities associated with franchisees and equipment sales to franchisees. These revenue streams were affected by the decline in system-wide sales as almost all studios were temporarily closed intermittently beginning in mid-March and throughout 2020 and early 2021, and new studio openings were delayed. We are reliant on the performance of franchisees in successfully operating their studios and paying royalties to us on a timely basis. Disruptions in franchisees’ operations for a significant amount of time due to studio closures or the COVID-19 pandemic-related social distancing, or other movement restricting policies put in place in an effort to slow the spread of COVID-19, have adversely impacted and will likely continue to adversely impact royalty payments from franchisees, or result in our providing payment relief or other forms of support to franchisees, and may materially adversely affect our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has also adversely affected franchisees’ ability to open new studios. Social distancing and stay-at-home or shelter-in-place orders and mandates as well as construction restrictions related to the COVID-19 pandemic have caused a slowdown in planned openings and in construction related processes such as onsite inspections, permitting, construction completion and installation of equipment in some jurisdictions. We have also been largely unable to conduct in-person marketing and sales meetings and training sessions for franchisees at our headquarters. These changes may adversely affect our ability to grow our business.

If the business interruptions caused by the COVID-19 pandemic continue for a substantial period of time, we or franchisees may need to seek other sources of liquidity. The COVID-19 pandemic is adversely affecting the availability of liquidity generally in the credit markets, and there can be no guarantee that additional liquidity, whether through the credit markets or government programs, will be readily available or available on favorable terms, especially the longer the COVID-19 pandemic persists.

The ultimate impact of the COVID-19 pandemic and any significant resurgences on our business and results of operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 pandemic, new developments concerning the severity of or potential treatments or vaccines for COVID-19, and any additional preventative and protective actions that governments, or we, may direct, which may result in an extended period of continued business disruption and reduced operations. We expect our business, across all of our geographies, will continue to be impacted, but the significance of the impact of the COVID-19 pandemic on our business and the duration for which it may have an impact cannot be determined at this time.

Moreover, even after social distancing, stay-at-home and other governmental orders and advisories are lifted, consumer demand may remain weak and consumer behavior may shift, including as a result of consumers’ hesitancy to return to in-person studios. The COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of the global economy. A recession, depression or other adverse economic impact resulting from the COVID-19 pandemic could dampen consumer spending generally and demand for fitness classes or boutique fitness specifically. In addition, consumers may be reluctant to participate in in-person fitness classes even after governmental orders and advisories are lifted, and may be particularly reluctant to participate in our brands’ offerings given the small indoor spaces in which our studios operate. If a COVID-19 outbreak were to occur in any of the in-person studios, our brand’s reputation may be harmed and consumer demand for indoor classes may decrease further. Decreased consumer demand for any of these reasons would have an adverse impact on our and franchisees’ business, financial condition and results of operations, and we cannot predict when or if our brands will return to the pre-COVID-19 pandemic active membership and demand levels.

The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our growth strategy, international operations, our and franchisees’ ability to attract and retain members, our supply chain, health and safety risks to our members, loss of key employees and changes in consumer preferences, as well as risks related to our significant indebtedness, including our ability to generate sufficient cash and comply with the terms of and restrictions under the agreements governing such indebtedness.

Shifts in consumer behavior may materially adversely impact our business.

As a result of the COVID-19 pandemic, consumers may be reluctant to participate in in-person fitness classes even after governmental orders and advisories are lifted, and may be particularly reluctant to participate in our brands’ offerings given the small indoor spaces in which our studios operate. Moreover, consumers have been adopting in-home fitness solutions, a trend which accelerated during the COVID-19 pandemic. This trend may reduce the number of times consumers participate in in-person fitness classes in studios. Decreased consumer demand due to a general shift in consumer behavior would have an adverse impact on our and franchisees’ business, financial condition and results of operations, and we cannot predict when or if our brands will return to the pre-COVID-19 pandemic active membership and demand levels.

We have incurred operating losses in the past, may incur operating losses in the future and may not achieve or maintain profitability in the future.

We have incurred operating losses each year since our formation in 2017, including a net loss of $13.6 million for 2020 and $4.8 million for the three months ended March 31, 2021, and may continue to incur net losses for the foreseeable future. As a result, we had a total accumulated deficit of $107.5 million and $112.2 million as of December 31, 2020 and March 31, 2021, respectively. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, expand our operating infrastructure and expand into new geographies. Further, as a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our increased operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for new franchises, reduced demand for the services and products offered by franchisees, increased competition, reduction in openings of new studios, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve profitability.

We have a limited operating history and our past financial results may not be indicative of our future performance. Further, our revenue growth rate is likely to slow as our business matures.

Anthony Geisler, our Chief Executive Officer and founder, acquired Club Pilates in March 2015. We were founded in August 2017 and acquired Club Pilates, our first brand, in September 2017. We have a limited history of generating revenue. As a result of our short operating history, we have limited financial data that can be used to evaluate our business. Therefore, our historical revenue growth should not be considered indicative of our future performance. In particular, we have experienced periods of high revenue growth, notably since we acquired Pure Barre in October 2018, that we do not expect to continue as our business matures. Estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may differ materially from our projections. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including market acceptance of our and franchisees’ services and products, the need to increase sales at existing studios, opening new studios, increasing competition and increasing expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks.

Our financial results are affected by the operating and financial results of, and our relationships with, master franchisees and franchisees.

A substantial portion of our revenue comes from royalties generated by franchised studios and studios franchised through master franchisees, other fees and commissions generated from activities associated with franchisees and equipment sales and leases to franchisees. As a result, our financial results are largely dependent upon the operational and financial results of franchisees. As of December 31, 2020, we had 1,040 franchisees operating 1,722 open studios on an adjusted basis and 1,060 franchisees operating 1,775 open studios as of March 31, 2021 on an adjusted basis. Negative economic conditions, including inflation, increased unemployment levels and the effect of decreased consumer confidence or changes in consumer behavior, or any continued disruptions in franchisees’ operations for a significant amount of time due to the COVID-19 pandemic-related social distancing, or other movement restricting policies put in place in an effort to slow the spread of COVID-19, could materially harm franchisees’ financial condition, which would cause our royalty and other revenues to decline and, as a result, materially and adversely affect our business, results of operations, cash flows and financial condition. For example, our revenue was negatively affected by the decline in system-wide sales as a majority of our and franchisees’ studios were closed during mid-March and throughout 2020, and new studio openings were delayed. In addition, if franchisees fail to renew their franchise agreements with us, or otherwise cease operating, our royalty and other revenues may decrease, which in turn could materially and adversely affect our business, results of operations, cash flows and financial condition.

Franchisees are an integral part of our business. We would be unable to successfully implement our growth strategy without the participation of franchisees. The failure of franchisees to focus on the fundamentals of studio operations, such as quality, service and studio appearance, would adversely affect our business, results of operations, cash flows and financial condition.

If we fail to successfully implement our growth strategy, which includes opening new studios by existing and new franchisees in existing and new markets, our ability to increase our revenue and results of operations could be adversely affected.

Our growth strategy relies in large part upon new studio development by existing and new franchisees. Franchisees face many challenges in opening new studios, including:

•	availability and cost of financing;

•	selection and availability of suitable studio locations;

•	competition for studio sites;

•	negotiation of acceptable lease and financing terms;

•	impact of and responses to the COVID-19 pandemic;

•	construction and development cost management;

•	selection and availability of suitable general contractors;

•	punctual commencement and progress of construction and development;

•	equipment delivery or installation delays;

•	health, fitness and wellness trends in new geographic regions and acceptance of our and franchisees’ services and products;

•	employment, training and retention of qualified personnel;

•	competition for consumers and qualified instructors;

•	ability to open new studios during the timeframes we and franchisees expect;

•	securing required domestic or foreign governmental permits and approvals; and

•	general economic and business conditions.

Our growth strategy also relies on our and master franchisees’ ability to identify, recruit and enter into agreements with a sufficient number of qualified franchisees. In addition, our and franchisees’ ability to successfully open and operate studios in new markets may be adversely affected by a lack of awareness or acceptance of our brands and a lack of existing marketing efforts and operational execution in these new markets. To the extent that we and franchisees are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brands in new markets, franchisees’ studios in these new markets may not perform as expected and our growth may be significantly delayed or impaired. In addition, franchisees of new studios may have difficulty securing adequate financing, particularly in new markets, where there may be a lack of adequate operating history and brand familiarity. New studios may not be successful or same store sales may not increase at historical rates, which could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, new studios build their sales volume and customer base over time and, as a result, generally yield lower amounts of revenue for us than more mature studios. New studios may not achieve sustained results consistent with more mature studios on a timely basis, or at all, which could have an adverse effect on our financial condition, operating results and growth rate.

The majority of new franchisees’ studio development is funded by franchisee investment and, therefore, our growth strategy is dependent on the ability of franchisees or prospective franchisees to access funds to finance such development. If franchisees (or prospective franchisees) are unable to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new studios, and our future growth could be adversely affected. In particular, our Chief Executive Officer and founder is the owner of Intensive Capital Inc. (“ICI”), which directly and indirectly has provided financing to a limited number of franchisees. ICI has discontinued lending to franchisees and franchisees may be unable to obtain financing on the same or similar terms or on the same timeline and our future growth could be adversely affected. From time to time, we may also offer short term financing to franchisees. If we offer financing and franchisees are unable to repay the amounts borrowed, our business, results of operations, cash flows and financial condition could be adversely affected.

To the extent franchisees are unable to open new studios on the timeline we anticipate, we will not realize the revenue growth that we expect. Franchisees’ failure to add a significant number of new studios would adversely affect our ability to increase our revenue and operating income and could materially and adversely affect our business, results of operations, cash flows and financial condition.

The number of new studios that actually open in the future may differ materially from the number of studio licenses sold to potential, existing and new franchisees.

The number of new studios that actually open in the future may differ materially from the number of U.S. licenses sold and international licenses to be sold via master franchise agreements. As of March 31, 2021, we had studios in North America contractually obligated to be opened under existing franchise agreements and 693 licenses to be sold internationally via master franchise agreements in respect of studios that had not yet opened, on an adjusted basis to reflect historical information of brands we have acquired. Historically, a portion of our licenses sold have not ultimately resulted in new studios. From inception to March 31, 2021, 215 licenses had been terminated in North America and two had been terminated internationally. We expect that this percentage may increase over time. Of the franchisees that opened their first studio in 2019, on average it took approximately 12.2 months from signing the franchise agreement to open. Of the franchisees that opened their first studio in 2020, on average it took approximately 14.6 months from signing the franchise agreement to open. The length of time increased during 2020 due to COVID-related opening restrictions. However, the historic conversion rate of signed studio commitments to new studio locations may not be indicative of the conversion rate we will experience in the future, and the total number of new studios that actually open in the future may differ materially from the number of licenses sold that we have at any point in time. In addition, the timing of new studio openings is sometimes delayed for a variety of reasons, and delayed openings would adversely affect our business, results of operations, cash flows and financial condition.

Our success depends substantially on our ability to maintain the value and reputation of our brands.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brands and the connection of franchisees’ customers to our brands. Maintaining, protecting and enhancing our brands depends largely on the success of our marketing efforts, ability to provide consistent, high-quality services and our ability to successfully secure, maintain and defend our rights to use trademarks important to our brands. We believe that the importance of our brands will increase as competition within our markets further intensifies and brand promotion activities may require substantial expenditures. Our brands could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. In particular, studios offer services that involve physical interaction, and any claims of inappropriate touching or behavior by franchisees’ employees or independent contractors, even if unsubstantiated, could harm our and our brands’ reputations. Unfavorable publicity about us, including our brands, services, products, customer service, personnel, technology and suppliers, could diminish confidence in, and the use of, our services and products. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of franchisees’ customers and result in decreased revenue, which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Our expansion into new markets may present increased risks due to our unfamiliarity with those markets.

Certain new franchised studios and studios franchised through master franchisees are planned for markets where there may be limited or no market recognition of our brands. Those new markets may have competitive conditions, consumer preferences and discretionary spending patterns that are different from those in our existing markets. As a result, studios in these new markets may be less successful than studios in existing markets. Franchisees may need to build brand awareness in those new markets through greater investments in advertising and promotional activity than franchisees originally planned. Franchisees may find it more difficult in new markets to hire, motivate and retain qualified employees who can project our vision, passion and culture. Studios opened in new markets may also have lower average sales than studios opened in existing markets. Sales at studios opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby adversely affecting our business, results of operations, cash flows and financial condition.

Our expansion into international markets exposes us to a number of risks that may differ in each country where we have licensed franchisees.

We currently have franchised studios in Canada, signed master franchise agreements governing the development of franchised studios in Australia, Japan, Saudi Arabia, Singapore, South Korea and Spain, entered into international expansion agreements in the Dominican Republic, Austria and Germany and plan to continue to grow internationally. However, our international operations are in early stages. Expansion into international markets will be affected by local economic and market conditions. Therefore, as we expand internationally, franchisees may not experience the operating margins we expect, and our results of operations and growth may be materially and adversely affected. Our financial condition and results of operations may also be adversely affected if the global markets in which our franchised studios compete are affected by changes in political, economic or other factors. These factors, over which neither we nor franchisees have control, may include:

•	impact of the COVID-19 pandemic, including social distancing and other restrictions imposed due to the COVID-19 pandemic;

•	recessionary or expansive trends in international markets;

•	increases in the taxes we or franchisees pay and other changes in applicable tax laws;

•	legal and regulatory changes, and the burdens and costs of our and franchisees’ compliance with a variety of foreign laws;

•	changes in inflation rates;

•	changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

•	difficulty in protecting our brands, reputation and intellectual property;

•	difficulty in collecting royalties;

•	political and economic instability; and

•	other external factors, including actual or perceived threats to public health.

If we or master franchisees fail to identify, recruit and contract with a sufficient number of qualified franchisees, our ability to open new studios and increase our revenue could be materially adversely affected.

The opening of new studios depends, in part, upon the availability of prospective franchisees who meet our criteria. We or master franchisees may not be able to identify, recruit or contract with qualified franchisees in our target markets on a timely basis or at all. In addition, franchisees may not ultimately be able to access the financial or management resources that they need to open the studios contemplated by their agreements with us, or they may elect to cease studio development for other reasons. If we or master franchisees are unable to recruit qualified franchisees or if franchisees are unable or unwilling to open new studios as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, results of operations, cash flows and financial condition.

Franchisees may incur rising costs related to the construction of new studios and maintenance of existing studios, which could adversely affect the attractiveness of our franchise model and, in turn, our business, results of operations, cash flows and financial condition.

Franchisees’ studios require significant upfront and ongoing investment, including periodic remodeling and equipment replacement. Further, studio operating costs have increased in connection with franchisees’ responses to the COVID-19 pandemic, including implementing required and recommended measures designed to mitigate the spread of COVID-19. If franchisees’ costs are greater than expected, franchisees may need to outperform their operational plan to achieve their targeted return. In addition, increased costs may result in lower profits to franchisees, which may cause them to cease operations or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its studios, including periodic remodeling and equipment replacement, the quality of its studios could deteriorate, which may have a negative impact on the image of our brands and franchisees’ ability to attract and retain customers, which in turn may have a negative impact on our business, results of operations, cash flows and financial condition.

If franchisees are unable to identify and secure suitable sites for new studios, our ability to open new studios and increase our revenue could be materially adversely affected.

To successfully expand our business, franchisees must identify and secure sites for new studios that meet our established criteria. Franchisees face significant competition for such sites and, as a result, franchisees may lose or be forced to pay significantly higher prices for such sites. If franchisees are unable to identify and secure sites for new studios that meet our established criteria, our revenue growth rate and results of operations may be negatively impacted. Additionally, if our or franchisees’ analysis of the suitability of a new studio site is incorrect, franchisees may not be able to recover their capital investment in developing and building the new studio.

As we increase our number of franchised studios, franchisees may also open studios in higher-cost markets, which could entail, among other expenses, greater lease payments and construction costs. The higher level of invested capital at these studios may require higher operating margins and higher net income per studio to produce the level of return we, franchisees and our potential franchisees expect. Failure to provide this level of return could adversely affect our business, results of operations, cash flows and financial condition.

Opening new studios in close proximity to existing studios may negatively impact existing studios’ revenue and profitability.

Franchisees currently operate studios in 48 U.S. states and the District of Columbia, Canada, Australia, Japan, Saudi Arabia and South Korea, and we plan to continue to seek franchisees to open new studios in the future, some of which will be in existing markets. We intend to continue opening new franchised studios in existing markets as part of our growth strategy, some of which may be located in close proximity to studios already in those markets. Opening new studios in close proximity to existing studios may attract some customers away from those existing studios, which may lead to diminished revenue and profitability for us and franchisees rather than increased market share. In addition, as a result of opening new studios in existing markets, and because older studios will represent an increasing proportion of our studio base over time, same store sales may be lower in future periods than they have been historically.

New brands or services that we launch in the future may not be as successful as we anticipate, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We acquired Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Stride in December 2018 and Rumble in March 2021. We launched our digital platform offerings in 2019. We may launch additional brands, services or products in the future. We cannot assure you that any new brands, services or products we launch will be accepted by consumers, that we will be able to recover the costs incurred in developing new brands, services or products, or that new brands, services or products will be successful. If new brands, services or products are not as successful as we anticipate, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Franchisees could take actions that harm our business.

Franchisees are contractually obligated to operate their studios in accordance with the operational, safety and health standards set forth in our agreements with them. Franchisees are independent third parties and their actions are outside of our control. In addition, we cannot be certain that franchisees will have the business acumen or financial resources necessary to operate successful franchises, and certain state franchise laws may limit our ability to terminate or modify our franchise agreements with them. Franchisees own, operate and oversee the daily operations of their studios, and their employees and independent contractors are not our employees or independent contractors. As a result, the ultimate success and quality of any studio rests with the franchisee. If franchisees do not operate their studios in a manner consistent with required standards and comply with local laws and regulations, franchise fees and royalties paid to us may be adversely affected and the image of our brands and our reputation could be harmed, which in turn could adversely affect our business, results of operations, cash flows and financial condition. Furthermore, we may have disputes with franchisees that could damage the image of our brands, our reputation and our relationships with franchisees.

Franchisees may not successfully execute our suggested best practices, which could harm our business.

Franchisees may not successfully execute our suggested best practices, which include our recommended plan for operating and managing a studio. We believe our suggested best practices provide key principles designed to help franchisees manage and operate a studio efficiently. If a franchisee is unable to manage or operate their studio efficiently, the performance and quality of service of the studio could be adversely affected, which could reduce customer engagement and negatively affect our royalty revenues and brand image. Further, we expect franchisees to follow our suggested best practices, and if a franchisee does not adopt the principles outlined by us, franchisees may not generate the revenue we expect and our forecasts and projections may be inaccurate, which in turn could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to a variety of additional risks associated with franchisees.

Our franchise model subjects us to a number of risks, any one of which may impact our royalty revenues collected from franchisees, harm the goodwill associated with our brands, and materially and adversely impact our business, results of operations, cash flows and financial condition.

Franchisee bankruptcies. A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under our agreements with such franchisee. In the event of a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement or agreements, area development agreement or any other agreements pursuant to Section 365 under the U.S. Bankruptcy Code, in which case there would be no further royalty payments or any other payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee changes in control. Franchisees are independent business owners. Although we have the right to approve franchisees, including any transferee franchisees, it can be difficult to predict in advance whether a particular franchisee will be successful. If an individual franchisee is unable to successfully establish, manage and operate its studio, the performance and quality of service of the studio could be adversely affected, which could reduce sales and negatively affect our royalty revenues, the image of our brands and our reputation. In the event of the death or disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to transfer the relevant franchise agreements with us to the franchisee’s heirs, trust, personal representative or conservator, as applicable. In any transfer situation, the transferee may not be able to perform the former franchisee’s obligations under such franchise agreements and successfully operate the studio. In such a case, the performance and quality of service of the studio could be adversely affected, which could also reduce sales and negatively affect our royalty revenues, the image of our brands and our reputation.

Franchisee insurance. Franchise agreements require each franchisee to maintain certain insurance types at specified levels. Losses arising from certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee’s ability to satisfy its obligations under its franchise agreement with us or other contractual obligations, which could negatively affect our operating and financial results.

Franchisees that are operating entities. Franchisees may be natural persons or legal entities. Franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their studios. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its customers and maintain studio operations while making royalty payments, which in turn may materially and adversely affect our business, results of operations, cash flows and financial condition.

Franchise agreement termination and nonrenewal. Each of our franchise agreements is subject to termination by us as the franchisor in the event of a default. The default provisions under our franchise agreements are drafted broadly and include, among other things, any failure to meet performance standards.

In addition, each of our franchise agreements has an expiration date. Upon the expiration of a franchise agreement, we or the franchisee may, or may not, elect to renew the franchise agreement. The franchise agreement renewal is contingent on, among other requirements, the franchisee’s execution of the then-current form of franchise agreement (which may include increased royalty rates, advertising fees and other fees and costs), the satisfaction of certain conditions (including studio renovation and modernization and other requirements) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of these requirements, the expiring franchise agreement will terminate upon the expiration of its term.

Franchisee litigation and effects of regulatory efforts. We and franchisees are subject to a variety of litigation risks, including, but not limited to, customer claims, personal injury claims, harassment claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of franchisees’ employees, landlord/tenant disputes, intellectual property claims, gift card claims, employee allegations of improper termination and discrimination, claims related to violations of the Americans with Disabilities Act of 1990 (the “ADA”), the Fair Labor Standards Act, the Occupational Safety and Health Act (the “OSHA”) and other employment-related laws. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and franchisees may have. Litigation against a franchisee or its affiliates by third parties or regulatory agencies, whether in the ordinary course of business or otherwise, may also include claims against us by virtue of our relationship with the defendant-franchisee, whether under vicarious liability, joint employer or other theories. In addition to such claims decreasing the ability of a defendant-franchisee to make royalty payments and diverting our management and financial resources, adverse publicity resulting from such allegations may materially and adversely affect us, the image of our brands and our reputation, regardless of whether the allegations are valid or we are liable. Our international operations may be subject to additional risks related to litigation, including difficulties in enforcement of contractual obligations governed by foreign law due to differing interpretations of rights and obligations, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems, and reduced or diminished protection of intellectual property. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, we, master franchisees, and franchisees are subject to various regulatory efforts, such as efforts to enforce employment laws, which include efforts to categorize franchisors as the co-employers of their franchisees’ employees, legislation to categorize independent contractors as employees, legislation to categorize individual franchised businesses as large employers for the purposes of various employment benefits, and other legislation or regulations that may have a disproportionate impact on franchisors and/or franchised businesses. These efforts may impose greater costs and regulatory burdens on us and franchisees, and negatively affect our ability to attract and retain franchisees.

We could also become subject to class action or other lawsuits related to the above-described or different matters in the future. In the ordinary course of business, we are also the subject of regulatory actions regarding the enforceability of the non-compete clauses included in our franchise agreements. In particular, certain states have public policies that may call into question the enforceability of non-compete clauses. Regardless, however, of whether any claim brought against us in the future is valid or we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business.

Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims, or any adverse publicity resulting from such claims, could adversely affect our business, results of operations, cash flows and financial condition.

Franchise agreements and franchisee relationships. Franchisees develop and operate their studios under terms set forth in our area development and franchise agreements, respectively. These agreements give rise to long-term relationships that involve a complex set of obligations and cooperation. We have a standard set of agreements that we typically use with franchisees. However, we reserve the right to negotiate terms of our franchise agreements with individual franchisees or groups of franchisees (e.g., a franchisee association). We and franchisees may not always maintain a positive relationship or interpret our agreements in the same way. Our failure to have positive relationships with franchisees could individually or in the aggregate cause us to change or modify our business practices, which may make our franchise model less attractive to franchisees or their customers.

While our franchisee revenues are not concentrated among one or a small number of parties, the success of our business does depend in large part on our ability to maintain contractual relationships with franchisees in profitable studios. A typical franchise agreement has a ten-year term. No franchisee accounted for more than 5% of our total studios. If we fail to maintain or renew our contractual relationships with these significant franchisees on acceptable terms, or if one or more of these significant franchisees were to become unable or otherwise unwilling to pay amounts due to us, our business, results of operations, cash flows and financial condition could be materially adversely affected.

Macroeconomic conditions or an economic downturn or uncertainty in our key markets could adversely affect discretionary spending and reduce demand for our and franchisees’ services and products, which could adversely affect our and franchisees’ ability to increase sales at existing studios or to open new studios.

Recessionary economic cycles, low consumer confidence, inflation, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may negatively affect our ability to attract franchisees and a decrease in discretionary consumer spending could reduce demand for health, fitness and wellness services and products, which could adversely affect our revenue and operating margins and make opening new studios more difficult. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may decrease demand for our franchises. In addition, unfavorable economic conditions may lead consumers to have lower disposable income and reduce the frequency with which they purchase our and franchisees’ services and products. In addition, disasters or outbreaks, such as the COVID-19 pandemic, as well as any resulting recession, depression or other long-term economic impact, could negatively impact consumer spending in the impacted regions or depending upon the severity, globally, which could adversely impact our or franchisees’ operating results. This could result in fewer transactions or limitations on the prices we and franchisees can charge for services and products, either of which could reduce our sales and operating margins. All of these factors could have a material adverse impact on our results of operations and growth strategy.

Our future success depends on the continuing efforts of our key employees and franchisees’ ability to attract and retain highly skilled personnel.

Our future success depends, in part, on the services of our senior management team and other key employees at our corporate headquarters, as well as on our and franchisees’ ability to recruit, retain and motivate key employees. Competition for such employees can be intense, and the inability to identify, attract, develop, integrate and retain the additional qualified employees required to expand our and franchisees’ activities, or the loss of current key employees, could adversely affect our and franchisees’ operating efficiency and financial condition. In particular, we are highly dependent on the services of Anthony Geisler, our Chief Executive Officer and founder, who is critical to the development of our business, vision and strategic direction. We also heavily rely on the continued service and performance of our senior management team, including each of our brand presidents, who provide leadership, contribute to the core areas of our business and help us to efficiently execute our business. If our senior management team, including any new hires that we make in the future, fails to work together effectively and to execute our plans and strategies on a timely basis, our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our operations, reduce our employee retention and revenue and impair our ability to compete. Although we have entered into employment offer letters with certain of our key personnel, including Mr. Geisler, these letters have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.

Competition for highly skilled personnel is often intense. We and franchisees may not be successful in attracting, integrating or retaining qualified personnel to fulfill our or their needs. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Our investments in underperforming studios may be unsuccessful, which could adversely affect our business, results of operations, cash flows and financial condition.

From time to time, we take ownership of underperforming studios with a view to improving the operating results of the studio and ultimately re-licensing it to a different franchisee. As a result of the COVID-19 pandemic, we took ownership of a larger number of studios in 2020 than we have taken in previous years. As of December 31, 2020, we had ownership of 40 studios, compared to 14 and four studios as of December 31, 2018 and 2019, respectively. As of March 31, 2021, we had ownership of 49 studios. There is no guarantee that we will be successful in improving the operating results of such a studio or refranchising it. If the costs of operating the studio are greater than expected, the studio is otherwise unattractive due to its location or otherwise or we are required to operate the studio for an extended period of time, our business, results of operations, cash flows and financial condition may be adversely affected. We are actively seeking to refranchise our company-owned studios, as operating company-owned studios is not a component of our business model. However, we may not be able to do so and we expect that if we have not been able to do so by December 31, 2021, we may choose to close most or all such studios to the extent they are not profitable at that time and would incur charges in connection therewith for asset impairment and lease termination, employee severance and related matters, which could adversely affect our business, results of operations, cash flows and financial condition. In addition, our operation of studios may also have the effect of heightening many of the other risks for us described in this “Risk Factors” section that are related to the franchisee’s operation of its studios, such as those relating to our ability to attract and retain members, health and safety risks to our members, loss of key employees and changes in consumer preferences.

From time to time, we also make cash support payments to franchisees of underperforming studios. The support payments are intended to help franchisees improve their studios. The support payments may not be sufficient to help franchisees improve their results, and we may never realize a return on the support payments, which could materially and adversely affect our business, results of operations, cash flows and financial condition.

Disruptions in the availability of financing for current or prospective franchisees could adversely affect our business, results of operations, cash flows and financial condition.

Any decline in the capital markets or limits on credit availability may negatively affect the ability of current or prospective franchisees to access the financial or management resources that they need to open or continue operating the studios contemplated by their agreements with us. Franchisees generally depend upon financing from banks or other financial institutions in order to construct and open new studios and to provide working capital. If there is a decline in the credit environment, financing may become difficult to obtain for some or all of our current and prospective franchisees. If current or prospective franchisees face difficulty obtaining financing, the number of our franchised studios may decrease, franchise fee revenues and royalty revenues could decline and our planned growth may slow, which would negatively impact our business, results of operations, cash flows and financial condition.

Our Chief Executive Officer and founder owns ICI, which has provided financing to a limited number of franchisees in the past. ICI has discontinued lending to franchisees and franchisees may be unable to obtain funds to finance new studios on similar terms or timelines and our ability to have franchisees open new studios and increase our revenue could be materially adversely affected.

Our Chief Executive Officer and founder is the owner of ICI, which directly and indirectly has provided financing to a limited number of franchisees to fund working capital, equipment leases, franchise fees and other related expenses. ICI has discontinued lending to franchisees and franchisees may be unable to obtain financing on the same or similar terms or on the same timeline and our future growth could be adversely affected.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

Our services are offered in a highly competitive market. We face significant competition in every aspect of our business, including other fitness studios, personal trainers, health and fitness clubs, at-home fitness equipment, online fitness services and health and wellness apps. We also compete to sell franchises to potential franchisees who may choose to purchase franchises in boutique fitness from other operators, or franchises in other industries. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced services and products that compete with ours and as the industry continues to shift towards more online offerings. Franchisees compete with other fitness industry participants, including:

•	other national and regional boutique fitness offerings, some of which are franchised and others of which are owned centrally at a corporate level;

•	other fitness centers, including gyms and other recreational facilities;

•	individually owned and operated boutique fitness studios;

•	personal trainers;

•	racquet, tennis and other athletic clubs;

•	online fitness services and health and wellness apps;

•	the home-use fitness equipment industry; and

•	businesses offering similar services.

Our competitors may develop, or have already developed, services, products, features or technologies that are similar to ours or that achieve greater consumer acceptance, may undertake more successful service and product development efforts, create more compelling employment opportunities, franchise opportunities or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, more quickly transition and adapt their services and products, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. If we are unable to compete effectively against our competitors, they may acquire and engage customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Franchisees may be unable to attract and retain customers, which would materially and adversely affect our business, results of operations, cash flows and financial condition.

The success of our business depends on franchisees’ ability to attract and retain customers. Our and franchisees’ marketing efforts may not be successful in attracting customers to studios, and customer engagement may materially decline over time, especially at studios in operation for an extended period of time. Customers may cancel their memberships at any time after giving proper advance notice, subject to an initial minimum term applicable to certain memberships. Franchisees may also cancel or suspend memberships if a customer fails to provide payment. In addition, franchised studios experience attrition and must continually engage existing customers and attract new customers in order to maintain membership levels. Some of the factors that could lead to a decline in customer engagement include changing desires and behaviors of consumers or their perception of our brands, changes in discretionary spending trends and general economic conditions, effects of outbreaks, such as the current COVID-19 pandemic, including consumer hesitancy to return to in-person indoor studios, social distancing requirements, stay-at-home orders and advisories, other restrictions suggested or mandated by governmental authorities, market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, a decrease in monthly membership dues as a result of direct and indirect competition in our industry, a decline in the public’s interest in health, fitness and wellness, or a decline in the public’s interest in attending in-person fitness classes, among other factors. In order to increase membership levels, we may from time to time allow franchisees to offer promotions or lower monthly dues or annual fees. If we and franchisees are not successful in optimizing price or in increasing membership levels in new and existing studios, growth in monthly membership dues or annual fees may suffer. Any decrease in our average dues or fees or higher membership costs may adversely impact our business, results of operations, cash flows and financial condition.

If we are unable to anticipate and satisfy consumer preferences and shifting views of health, fitness and wellness, our business may be adversely affected.

Our success depends on our ability to identify and originate trends, as well as to anticipate and react to changing consumer preferences and demands relating to health, fitness and wellness, in a timely manner. Our business is subject to changing consumer preferences and trends that cannot be predicted with certainty. Developments or shifts in research or public opinion on the types of health, fitness and wellness services our brands provide could negatively impact consumers’ preferences for such services and negatively impact our business. If we are unable to introduce new or enhanced offerings in a timely manner, or if our new or enhanced offerings are not accepted by consumers, our competitors may introduce similar offerings faster than us, which could negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of health, fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these shifts. For example, during the COVID-19 pandemic, many of our members have shifted to at-home workouts. We are unable to predict whether our active membership levels will return to the same levels as our franchisees experienced before the COVID-19 pandemic. Failure to anticipate and respond in a timely manner to changing consumer preferences and demands could lead to, among other things, lower revenue at our franchised studios and, therefore, lower revenue from royalties. Even if we are successful in anticipating consumer preferences and demands, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced offerings may require significant time and financial investment, which could result in increased costs and a reduction in our operating margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying the introduction of each brand and service.

Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

Since our founding in 2017, we have experienced significant growth in our business activities and operations. This expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in these processes. In addition, we believe the culture we and franchisees foster at studios is an important contributor to our success. However, as we expand we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as our growth accelerates. In 2019, franchisees opened 400 studios, compared to 258 studios in 2018 and 231 studios in 2017, in North America on an adjusted basis to reflect historical information of the brands we have acquired. In 2020, franchisees opened 241 studios in North America on an adjusted basis to reflect historical information of the brands we have acquired. Our failure to successfully execute on our planned expansion of studios could materially and adversely affect our business, results of operations, cash flows and financial condition.

Our business is subject to various laws and regulations and changes in such laws and regulations, our or franchisees’ failure to comply with existing or future laws and regulations, could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to a trade regulation rule on franchising, known as the FTC Franchise Rule, promulgated by the U.S. Federal Trade Commission (the “FTC”), which regulates the offer and sale of franchises in the United States and its territories and requires us to provide to all prospective franchisees certain mandatory disclosure in a franchise disclosure document (“FDD”). In addition, we are subject to state franchise sales laws in approximately 19 U.S. states that regulate the offer and sale of franchises by requiring us to make a business opportunity exemption or franchise filing or obtain franchise registration prior to making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees. We are subject to franchise sales laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees and that further regulate certain aspects of the franchise relationship. Our failure to comply with such franchise sales laws may result in a franchisee’s right to rescind its franchise agreement and damages and may result in investigations or actions from federal or state franchise authorities, civil fines or penalties, and stop orders, among other remedies. We are also subject to franchise relationship laws in at least 22 U.S. states that regulate many aspects of the franchise relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees’ right to associate, among others. Our failure to comply with such franchise relationship laws may result in fines, damages and our inability to enforce franchise agreements where we have violated such laws. In addition, in certain states under certain circumstances, such as allegations of fraud, we may be temporarily prevented from offering or selling franchises until either our annual FDD filing, or any amendment to our FDD filing, is accepted by the relevant regulatory agency. Our non-compliance with franchise sales laws or franchise relationship laws could result in our liability to franchisees and regulatory authorities as described above, our inability to enforce our franchise agreements, inability to sell licenses and a reduction in our anticipated royalty or franchise revenue, which in turn may materially and adversely affect our business, results of operations, cash flows and financial condition.

We and franchisees are also subject to the Fair Labor Standards Act of 1938, as amended, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and franchisees’ employees are paid at rates related to the U.S. federal minimum wage. Increases in the U.S. federal minimum wage would increase our and franchisees’ labor costs, which might result in our and franchisees’ inadequately staffing studios. Such increases in labor costs and other changes in labor laws could affect studio performance and quality of service, decrease royalty revenues and adversely affect our brands.

Our and franchisees’ operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, as well laws and regulations in other countries in which we and franchisees have begun operating, or in the future may operate, including those relating to environmental, building and zoning requirements. Our and franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could adversely affect our business, results of operations, cash flows and financial condition.

We and franchisees are responsible at the studios we operate for compliance with state and provincial laws that regulate the relationship between studios and their customers. Many states and provinces have consumer protection regulations that may limit the collection of dues or fees prior to a studio opening, require disclosure of certain pricing information, mandate the maximum length of membership contracts and “cooling off” periods for customers after the purchase of a membership, set escrow and bond requirements for studios, govern customer rights in the event of a customer relocation or disability, provide for specific customer rights when a studio closes or relocates or preclude automatic membership renewals. Our or franchisees’ failure to comply fully with these rules or requirements may subject us or franchisees to fines, penalties, damages and civil liability, or result in membership contracts being void or voidable. In addition, states may modify these laws and regulations in the future. Any additional costs which may arise in the future as a result of changes to the legislation and regulations or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to franchisees or their customers.

We currently are, and may in the future be, subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, results of operations, cash flows and financial condition.

From time to time, we may be subject to claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, gift cards, commercial disputes and other matters that could adversely affect our business, results of operations, cash flows and financial condition. In the ordinary course of business, we are the subject of complaints or litigation, including litigation related to acquisitions, classification of independent contractors, trademark disputes, claims related to misrepresentations in our franchise disclosure documents and claims related to our franchise agreements or employment agreements. For example, suits have been brought against us by founders of brands we have acquired, alleging, among other complaints, breach of contract. If any of these lawsuits are decided adversely against us, it may adversely affect our business, results of operations, cash flows and financial condition. Litigation related to laws or regulations, or changes in laws or regulations, governing instructor certifications may also adversely affect our or franchisees’ businesses. For example, suits have been brought against Stretch Lab franchisees alleging that flexologists must be certified massage therapists. If any of these lawsuits are decided adversely against franchisees, or laws or regulations regarding instructor certifications change, franchisees may face increased labor costs, which could adversely affect the franchisee’s business and results of operations, which may adversely affect our business, results of operations, cash flows and financial condition.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify, make temporarily unavailable or stop offering or selling certain services or products, all of which could negatively affect our sales and revenue growth. In particular, any allegations of fraud could temporarily prevent us from offering or selling franchises in certain states for a period of time.

The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results of operations, cash flows and financial condition.

We, master franchisees and franchisees could be subject to claims related to health and safety risks to customers that arise while at our and franchisees’ studios.

The use of our and franchisees’ studios poses some potential health and safety risks to customers through, among other things, physical exertion and the physical nature of the services offered. Claims might be asserted against us and franchisees for a customer’s death or injury sustained while exercising and using the facilities at a studio, for harassment in connection with services offered at a studio, or product liability claims arising from use of equipment in the studio, and we may be named in such a suit even if the products claim relates to the operations or facilities of a franchisee. We may not be able to successfully defend such claims. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. In addition, adverse publicity resulting from such allegations may materially and adversely affect us, the image of our brands and our reputation, regardless of whether such allegations are valid or we are liable. Depending upon the outcome, these matters may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We, master franchisees and franchisees rely heavily on information systems provided by a single provider, and any material failure, interruption, weakness or termination with such supplier may prevent us from effectively operating our business and damage our reputation.

We and franchisees in North America increasingly rely on information systems provided by ClubReady, LLC (“ClubReady”), including the point-of-sale processing systems in our franchised studios and other information systems managed by ClubReady, to interact with franchisees and customers and to collect and maintain customer information or other personally identifiable information, including for the operation of studios, collection of cash, management of our equipment supply chain, accounting, staffing, payment of obligations, Automated Clearing House (“ACH”) transactions, credit and debit card transactions and other processes and procedures. Our and franchisees’ ability to efficiently and effectively manage studios depends significantly on the reliability and capacity of these systems, and any potential failure of ClubReady to provide quality uninterrupted service is beyond our and their control.

We recently notified ClubReady of a breach of contract related to our position that ClubReady had failed to meet its contractual performance obligations and initiated mediation proceedings. If we ultimately terminate our relationship with ClubReady, we may incur substantial delays and expense in finding and integrating an alternative studio management and payment service provider into our operating systems. We believe there are alternate studio management and payment service providers that are capable of supporting our platform and franchisees, however the integration of the new system could temporarily disrupt our and franchisees’ business and the quality and reliability of such alternative service provider may not be comparable to that of ClubReady.

Franchisees outside of North America also rely on information systems, and any disruption in such information systems could negatively impact such franchisees’ operations, which could adversely affect our business, results of operations or financial condition.

Our and franchisees’ operations depend upon our and their ability, as well as the ability of third-party service providers such as ClubReady, to protect our and their computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security of these systems or other unanticipated problems could result in interruptions to or delays in our business and customer service and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems, as well as transitions from one service provider to another, may cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our, franchisees’ or our third-party service providers’ information systems fail and the back-up or disaster recovery plans are not adequate to address such failures, our revenue could be reduced and the image of our brands and our reputation could be materially adversely affected. If we need to move to a different third-party system, our operations could be interrupted. In addition, remediation of such problems could result in significant, unplanned operating or capital expenditures.

If we, master franchisees, franchisees or ClubReady fail to properly maintain the confidentiality and integrity of our data, including customer credit, debit card and bank account information and other personally identifiable information, we could incur significant liability or become subject to costly litigation and our reputation and business could be materially and adversely affected.

In the ordinary course of business, we, master franchisees, and franchisees collect, use, transmit, store and otherwise process customer and employee data, including credit and debit card numbers, bank account information, driver’s license numbers, dates of birth and other highly sensitive personally identifiable information, in information systems that we, master franchisees, franchisees or our third-party service providers, including ClubReady, maintain. Some of this data is sensitive and could be an attractive target of criminal attack by malicious third parties with a wide range of motives and expertise, including organized criminal groups, hackers, “hactivists,” disgruntled current or former employees, and others. The integrity and protection of that customer and employee data is critical to us.

Despite the security measures we have in place to comply with applicable laws and rules, our, master franchisees’, franchisees’ and our third-party service providers’ facilities and systems may be vulnerable to both external and internal threats, including security breaches, acts of cyber terrorism or sabotage, vandalism or theft, misuse, unauthorized access, computer viruses, ransomware, denial-of-service attacks, misplaced, corrupted or lost data, programming or human errors or other similar events. Certain of our third-party service providers lack sufficient design and implementation of general information technology controls and we lack sufficient controls over information provided by certain third-party service providers, which could expose us to any of the foregoing risks. A number of retailers and other companies have recently experienced serious cyber security breaches of their information technology systems. Furthermore, the size and complexity of our, master franchisees’, franchisees’ and our third-party service providers’ information systems make such systems potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, franchisees, master franchisees and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our or their systems may not be discovered promptly.

Under certain laws, regulations and contractual obligations, a cybersecurity breach could also require us to notify customers, employees or other groups of the incident. For example, laws in all 50 U.S. states require businesses to provide notice to clients whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. The forgoing could result in adverse publicity, loss of sales and revenue, or an increase in fees payable to third parties. It could also result in significant fines, penalties orders, sanctions and proceedings or actions against us by governmental bodies and other regulatory authorities, clients or third parties or remediation and other costs that could adversely affect our business, results of operations, cash flows and financial condition. Any such proceeding or action could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, and government and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or the refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to the image of our brands and our reputation, and our inability to provide our services and products to consumers in certain jurisdictions.

A security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, franchisees or our third-party service providers, could have material adverse effects on our and franchisees’ business, operations, brands, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. We maintain cyber risk insurance, but do not require franchisees to do so. In the event of a significant data security breach, our insurance may not cover all our losses that we would be likely to suffer and in addition, franchisees may not have any or adequate coverage.

Failure by us, master franchisees, franchisees or third-party service providers to comply with existing or future data privacy laws and regulations could have a material adverse effect on our business.

The collection, maintenance, use, disclosure and disposal of personally identifiable information by us, master franchisees and franchisees is regulated by federal, state and provincial governments and by certain industry groups, including the Payment Card Industry organization and the National Automated Clearing House Association. Federal, state, provincial governments and industry groups may also consider and implement from time to time new privacy and security requirements that apply to us and franchisees. Compliance with evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure and use of personally identifiable information that is stored in one or more of our, master franchisees’, franchisees’ or our third-party service providers’ databases.

The U.S. federal government and various states and governmental agencies have adopted or are considering adopting various laws, regulations and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and it is possible that further amendments will be enacted, but even in its current format, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (the “CPRA”), in the November 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. There are many other state-based data privacy and security laws and regulations that may impact our business. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our business, results of operations, cash flows and financial condition. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

As we expand internationally, we may become subject to additional data privacy laws and regulations, including the European Union’s General Data Protection Regulation (the “GDPR”), which went into effect in May 2018 and which imposes additional obligations on companies with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If our ,master franchisees’, franchisees’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill. While we continue to address the implications of the recent changes to European Union data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. Accordingly, we may be required to devote significant resources to understanding and complying with this changing landscape.

Noncompliance with privacy laws, industry group requirements or a security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, franchisees or our third-party service providers, could have material adverse effects on our and franchisees’ business, operations, brands, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order.

Changes in legislation or requirements related to electronic funds transfer, or our or franchisees’ failure to comply with existing or future regulations, may adversely impact our business, results of operations, cash flows and financial condition.

We and franchisees accept payments for our services through electronic funds transfers (“EFTs”) from customers’ bank accounts and, therefore, we are subject to federal, state and provincial legislation and certification requirements governing EFTs, including the Electronic Funds Transfer Act. Some states, such as New York and Tennessee, have passed or considered legislation requiring health and fitness clubs to offer a prepaid membership option at all times and/or limit the duration for which memberships can auto-renew through EFTs, if at all. Our business relies heavily on the fact that franchisees’ customers continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws and regulations and similar requirements may be onerous and expensive. In addition, variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health and fitness club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages and civil liability and may result in the loss of our and franchisees’ ability to accept EFTs, which would have a material adverse effect on our and franchisees’ businesses, results of operations, cash flows and financial condition. In addition, any such costs that may arise in the future as a result of changes to such legislation and regulations or in their interpretation, could individually or in the aggregate cause us to change or limit our business practice, which may make our business model less attractive to franchisees and our and their members.

We and franchisees are subject to a number of risks related to ACH, credit card, debit card and gift card payments we accept.

We and franchisees accept payments through ACH, credit card, debit card and gift card transactions. Acceptance of these payment options subjects us and franchisees to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. For ACH, credit card and debit card payments, we and franchisees pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we or franchisees charge for our services and products, which could cause us to lose franchisees or franchisees to lose customers or suffer an increase in operating expenses, either of which could harm our business, results of operations and financial condition.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on customer satisfaction and could cause one or more of the major credit card companies to disallow continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, customers’ credit cards, debit cards or bank accounts are not properly charged on a timely basis or at all, we could lose revenue, which would harm our results of operations. In addition, if we or any of our processing vendors experience a cybersecurity breach affecting data related to services provided to us, we could experience reputational damage or incur liability. Further, we and any of our processing vendors must comply with the standards set by the payment card industry (“PCI”). If we or any of our vendors fail to comply with PCI protocols, we could be subject to fines.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, results of operations, cash flows and financial condition. The termination of our ability to accept payments through ACH, credit or debit card transactions would significantly impair our and franchisees’ ability to operate our businesses.

In addition, we and franchisees offer gift cards for classes at our and franchisees’ studios. Certain states include gift cards under their abandoned and unclaimed property laws and require companies to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive. To date we have not remitted any amounts relating to unredeemed gift cards to states based upon our assessment of applicable laws. The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenge our or franchisees’ positions on the application of its abandoned and unclaimed property laws to gift cards, our or franchisees’ liabilities with respect to unredeemed gift cards may be material and may negatively affect our and franchisees’ business, results of operations, cash flows and financial condition.

Our dependence on a limited number of suppliers for certain equipment, services and products could result in disruptions to our business and could adversely affect our revenue and results of operation.

Certain equipment, services and products used in franchisees’ studios, including exercise equipment and point-of-sale software and hardware, are sourced from third-party suppliers. The ability of these third-party suppliers to successfully provide reliable and high-quality equipment, services and products is subject to technical and operational uncertainties that are beyond our or franchisees’ control. Any disruption to our third-party suppliers’ operations could impact our supply chain and our ability to service existing studios and open new studios on time or at all and thereby generate revenue. If we lose these third-party suppliers or such suppliers encounter financial hardships unrelated to our or franchisees’ demand for their equipment, services or products, we may be unable to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our and franchisees’ operations. If we should encounter delays or difficulties in securing the quantity of equipment, services and products that we or franchisees require to service existing studios and open new studios, our third-party suppliers encounter difficulties meeting our and franchisees’ demands for equipment, services or products, our or franchisees’ websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of equipment, services or products provided, our ability to serve franchisees and their customers, as well as to grow our brands, would be interrupted. If any of these events occur, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

Our brands and related intellectual property are important to our continued success. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third party misappropriates, dilutes or infringes our intellectual property, the value of our brands may be harmed, which could have an adverse effect on our business, results of operations, cash flows and financial condition. Any damage to the image of our brands or our reputation could cause sales to decline or make it more difficult to attract new franchisees and customers.

We have been and may in the future be required to initiate litigation to enforce our trademarks, service marks and other intellectual property. Third parties have and may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and could negatively affect our sales and results of operations regardless of whether we are able to successfully enforce or defend our rights.

We and franchisees are dependent on certain music licenses to permit franchisees to use music in their studios and to supplement workouts. Any failure to secure such licenses or to comply with the terms and conditions of such licenses may lead to third-party claims or lawsuits against us and/or franchisees and could have an adverse effect on our business.

We obtain, and require franchisees to obtain, certain music licenses in connection with our digital platform, for use during classes and for ambiance in our and our franchisees’ studios. In some cases, we require franchisees to license rights to music included on specific playlists that we provide. If we or franchisees fail to comply with any of the obligations under such license agreements, we or franchisees may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us and franchisees to lose valuable rights, and could negatively affect our operations. Our business would suffer if any current or future licenses expire or if we or franchisees are unable to enter into necessary licenses on acceptable terms. In addition, the royalties and other fees payable by us and franchisees under these agreements could increase in the future, which could negatively affect our business.

Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these results and metrics difficult to predict.

Our quarterly results of operations and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	franchisees’ ability to maintain and attract new customers and increase their usage of their studios;

•	delays in opening new studios;

•	the continued market acceptance of, and the growth of the boutique fitness market;

•	our ability to maintain and attract new franchisees;

•	our development and improvement of the quality of the studio experience, including enhancing existing and creating new services and products;

•	strategic actions by us or competitors;

•	additions or departures of our senior management or other key personnel;

•	sales, or anticipated sales, of large blocks of our stock;

•	guidance, if any, that we provide to the public, as well as any changes in this guidance or our failure to meet this guidance;

•	results of operations that vary from expectations of securities analysis and investors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	system failures or breaches of security or privacy;

•	seasonality;

•	constraints on the availability of franchisee financing;

•	our ability to maintain operating margins;

•	the diversification and growth of our revenue sources;

•	our successful expansion into international markets;

•	increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	pricing pressure as a result of competition or otherwise;

•	the timing and success of new product, service, feature and content introductions by us or our competitors or any other change in the competitive landscape of our market;

•	the expansion of our digital platform;

•	announcement by us, our competitors or vendors of significant contracts or acquisitions;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	adverse litigation judgments, settlements or other litigation-related costs, including content costs for past use;

•	delays by regulators in accepting our annual FDD filing or amendments to our FDD filing;

•	changes in the legislative or regulatory environment, including with respect to privacy and advertising, or enforcement by government regulators, including fines, orders or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	changes in our effective tax rate;

•	changes in accounting standards, policies, guidance, interpretations or principles, including changes in fair value measurements or impairment charges;

•	global pandemics, such as the current COVID-19 pandemic; and

•	changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period.

You should not rely on past increases in same store sales as an indication of our future results of operations because they may fluctuate significantly.

The level of same store sales is a significant factor affecting our ability to generate revenue. Same store sales reflect the change in period-over-period sales for North America same store base. We define the same store base to include only sales from studios in North America that have been open for at least 13 calendar months.

A number of factors have historically affected, and will continue to affect, our same store sales, including, among other factors:

•	competition;

•	overall economic trends, particularly those related to consumer spending;

•	franchisees’ ability to operate studios effectively and efficiently to meet consumer expectations;

•	changes in the prices franchisees charge for memberships or classes;

•	studio closures due to the COVID-19 pandemic and responses to the COVID-19 pandemic; and

•	marketing and promotional efforts.

Therefore, the increases in historical same store sales growth should not be considered indicative of our future performance. In particular, a number of our brands have a limited number of studios operating, and the limited operating data makes it difficult to forecast results, and as a result, same store sales may differ materially from our projections.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary about us and our brands may be posted on social media platforms or similar media at any time and may harm the image of our brands and our or franchisees’ reputations or businesses. Consumers value readily available information about fitness studios and often act on such information without further investigation or regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction.

We also use social media platforms as marketing tools. For example, we maintain Facebook and Twitter accounts for us and each of our brands. As laws and regulations rapidly evolve to govern the use of these platforms and media, the failure by us, our employees, franchisees or third parties acting at our direction to abide by applicable laws and regulations in media could adversely impact our and franchisees’ business, results of operations, cash flows and financial condition or subject us to fines or other penalties.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on attractive terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next twelve months. In addition, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our services and products, develop new services and products, enhance our existing services, products and operating infrastructure and, potentially, to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, results of operations, cash flows and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our Class A common stock. Our outstanding credit facility includes a number of covenants that limit our and our subsidiaries’ ability to, among other things, incur additional indebtedness or create liens, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Any debt financing secured by us in the future could include similar or more restrictive covenants, which may likewise limit our ability to obtain additional capital and pursue business opportunities.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our business strategy, we acquired our first company in 2017, and we have made and may in the future make investments in other companies. We may be unable to find suitable acquisition candidates and to complete acquisitions on favorable terms, if at all, in the future. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and any acquisitions we complete could be viewed negatively by customers or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely impacting our business, results of operations, cash flows and financial condition. Moreover, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use cash, incur debt or issue equity securities, each of which may affect our financial condition or the value of our capital stock, as well as result in dilution to holders of our Class A common stock. If we incur more debt, it would result in increased fixed obligations and could subject us to covenants or other restrictions that would impede our ability to manage our operations. We may also create future obligations in connection with any such acquisition. For example, in connection with our acquisition of Row House in 2017, we agreed to pay to the sellers 20% of the fair market value of Row House Franchise, LLC upon a change of control. We may not be able to predict or control the timing or size of a change of control payment, which could adversely impact our results of operations, cash flows and financial condition.

If any of our retail products are unacceptable to us or franchisees’ customers, our business could be harmed.

We have occasionally received, and may in the future continue to receive, shipments of retail products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future continue to receive, products that either meet our technical specifications but that are nonetheless unacceptable to us, or products that are otherwise unacceptable to franchisees’ customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by franchisees’ customers, these customers could lose confidence in the quality of our retail products, which could have an adverse effect on the image of our brands, our reputation and our results of operations.

We may face exposure to foreign currency exchange rate fluctuations.

While we have historically transacted in U.S. dollars, we have transacted in some foreign currencies, such as the Canadian Dollar, and may transact in more foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Failure to comply with anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We currently have franchised studios in Canada, signed master franchise agreements governing the development of franchised studios in Australia, Japan, Saudi Arabia, Singapore, South Korea and Spain, entered into international expansion agreements in the Dominican Republic, Austria and Germany and plan to continue to grow internationally. As we operate and expand globally, we may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other applicable anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, franchisees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations, cash flows and financial condition.

Our employees, contractors, franchisees and agents may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, cash flows and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you that our business will grow at a similar rate, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the boutique health and fitness market, including estimates based on our internal survey data, may prove to be inaccurate. Even if the market experiences the forecasted growth described in this prospectus, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations, cash flows and financial condition.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, merchandise and equipment revenue, other service revenue, contract costs, business combinations, acquisition-related contingent consideration, impairment of long-lived assets, including goodwill and intangible assets and equity-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors.

Goodwill and indefinite-lived intangible assets are a material component of our balance sheet and impairments of these assets could have a significant impact on our results.

We have recorded a significant amount of goodwill and indefinite-lived intangible assets, representing our trademarks, on our balance sheet. We test the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. While we have concluded that our goodwill and indefinite-lived intangible assets are not impaired, future events could cause us to conclude that the goodwill associated with a given segment, or one of our indefinite- lived intangible assets, may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our and franchisees’ businesses are subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our and franchisees’ businesses are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, terrorist attacks, acts of war, break-ins and similar events. The third-party systems and operations and suppliers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire or flood, could have an adverse effect on our and franchisees’ business, results of operations, cash flows and financial condition, and our and franchisees’ insurance coverage may be insufficient to compensate us and franchisees for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our, franchisees’ or our suppliers’ businesses or the economy as a whole.

Franchisees may be unable to obtain forgiveness of Paycheck Protection Plan loans, in whole or in part, in accordance with the provisions of the CARES Act, which could adversely affect our business, results of operations and financial condition.

In April 2020, we entered into a promissory note (the “PPP Loan”) with Citizens Business Bank under the Paycheck Protection Program of the CARES Act pursuant to which Citizens Business Bank loaned us approximately $3.7 million. The PPP Loan was scheduled to mature in April 2022, bore interest at a rate of 1.0% per annum and required no payments during the first 16 months from the date of the loan. On June 10, 2021, we were notified by the Small Business Administration (the “SBA”) that the PPP Loan was forgiven in full. However, certain aspects of the Paycheck Protection Program have resulted in significant media coverage and controversy. Despite our good-faith belief that we satisfied all eligibility requirements for the PPP Loan, and the SBA’s decision to forgive the PPP Loan in full, the SBA retains the option to conduct additional reviews of the Paycheck Protection Program and loans made thereunder, and we and other companies who received loans pursuant to the Paycheck Protection Program may nonetheless be subject to adverse publicity and/or damage to our reputation, which could in turn adversely affect our reputation, business, results of operations, cash flows and financial condition.

In addition, we believe many franchisees have also secured loans under the Paycheck Protection Program. If any franchisees are unsuccessful in obtaining forgiveness of all or part of the principal amounts of their Paycheck Protection Program loans, such franchisees will be required to repay such unforgiven principal amounts, together with accrued and unpaid interest, in accordance with the terms of those loans. Such repayment obligations could materially restrict franchisees’ operating and financial flexibility and financial condition, which could in turn adversely affect our business, results of operations, cash flows and financial condition.

As of March 31, 2021, we had total indebtedness of $198.9 million and our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.

We have a substantial amount of debt, which requires significant interest payments. As of March 31, 2021, we had total indebtedness of $198.9 million.

Our substantial level of indebtedness could adversely affect our financial condition and increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important consequences. For example, it could:

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make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under our outstanding credit facility, including restrictive covenants, could result in an event of default under such facility if such obligations are not waived or amended;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other purposes;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have proportionately less indebtedness;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•

limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other corporate purposes.

By the nature of their relationship to our enterprise, debt holders may have different points of view on the use of company resources as compared to our management. The financial and contractual obligations related to our debt also represent a natural constraint on any intended use of company resources.

If we are unable to satisfy the covenants in our credit agreement in the future for any reason, we may default. In the event that we default and are unable to restructure our obligations, our debt with our existing lenders could be accelerated and they could demand repayment, which would severely restrict our ability to operate our business.

In the event that we breach one or more covenants in our credit agreement or any future credit agreement and such breach is not waived or amended, our lenders may choose to declare an event of default and require that we immediately repay all amounts borrowed, together with accrued interest and other fees, and could also foreclose on the collateral granted to them to secure our indebtedness. In such an event, we could lose access to working capital and be unable to operate our business, which would have a material adverse effect on our business, financial condition and results of operations. In mid-March 2020, franchisees temporarily closed almost all studios system-wide as a result of the COVID-19 pandemic, and many studios remained closed throughout 2020. Due to the decreased revenue resulting from the studio closures, we exceeded the maximum total leverage ratio covenant in our prior credit agreement. In order to avoid breaching the maximum total leverage ratio covenant, we entered into an amendment to that credit agreement to increase the maximum total leverage ratio. We cannot predict future business interruptions that may occur, the nature or scope of any such interruptions or the degree to which, or the period over which, franchisees may need to close or re-close studios in the future, and there can be no assurance that in the future we will be able to satisfy the covenants under our credit agreement as a result of a business interruption or otherwise, or obtain any required waiver or amendment.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability, among other things, to:

•	create, incur or assume additional indebtedness;

•	encumber or permit additional liens on our assets;

•	change the nature of the business conducted by Xponential Holdings LLC and certain of its subsidiaries;

•	make payments or distributions to our affiliates or equity holders; and

•	enter into certain transactions with our affiliates.

The covenants in our credit facility impose requirements and restrictions on our ability to take certain actions and, in the event that we breach one or more covenants and such breach is not waived, the lenders may choose to declare an event of default and require that we immediately repay all of our borrowings under the credit facility, plus certain prepayment fees, penalties and interest, and foreclose on the collateral granted to them to secure such indebtedness. Such repayment would have a material adverse effect on our business, financial condition and results of operations. In addition, unless waived, certain of the provisions in our credit facility will restrict our ability to consummate the Reorganization Transactions and this offering.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

We are a holding company and, as such, have no independent operations or material assets other than our ownership of equity interests in our subsidiaries and our subsidiaries’ contractual arrangements with franchisees, and we will depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on the ability of our subsidiaries to make distributions, dividends or advances to us, which in turn will depend on their future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Changes in the method for determining, and the potential replacement of, the London Interbank Offer Rate may affect our cost of borrowing.

As a result of concerns about the accuracy of the calculation of the London Interbank Offer Rate (“LIBOR”), a number of British Bankers’ Association (“BBA”) member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies as a result of these or future events may result in changes to the manner in which LIBOR is determined or its discontinuation. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021.

The interest rate payable on our borrowings under our outstanding credit facility is determined by reference to LIBOR. Potential changes or uncertainty related to such potential changes or discontinuation may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have a significant impact on the interest we are required to pay. Furthermore, although the terms of our credit facility contemplate the replacement of LIBOR with another reference rate in the event LIBOR comes into disuse, uncertainty related to such discontinuation and potential substitutes could make it difficult for us and our lenders to reach agreement on a reference rate, and any substitute reference rate could increase our cost of borrowing, any of which results could have an adverse impact on our business, financial condition, cash flows and results of operations.

Failure to obtain and maintain required licenses and permits or to comply with health and fitness regulations could lead to delays in opening studios, interruptions in services or the closure of studios, thereby harming our business.

The health and fitness market is subject to various federal, state and local government regulations, including those relating to required domestic or foreign governmental permits and approvals. Such regulations are subject to change from time to time. Our or franchisees’ failure to obtain and maintain any required licenses permits or approvals could adversely affect our or franchisees’ operating results. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect existing franchisees and delay or cancel the opening of new studios, which would adversely affect our results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to income taxes in the United States and Canada, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof;

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates; or

•	higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Risks Related to our Convertible Preferred

The terms of our Convertible Preferred have provisions that could result in a change of control of our Board in the case of an event of default by us, including our failure to pay amounts due upon redemption of the Convertible Preferred.

The terms of the Convertible Preferred include certain negative covenants related to our ability to incur indebtedness and engage in sales of assets under circumstances, as well as requirements to pay quarterly dividends in cash or in kind and to redeem the Convertible Preferred at the option of the holder thereof beginning eight years following their issuance or upon a person or group acquiring more than 50% of our voting power. Failure by us to satisfy any of the foregoing will result in an event of default with respect to the Convertible Preferred that would entitle the holders of the Convertible Preferred to require us to mandatorily redeem the Convertible Preferred at the mandatory redemption price, plus an applicable premium. If the Company fails to complete a required mandatory redemption within 30 days of the underlying requirement or demand for such redemption and so long as such event of default with respect to such mandatory redemption is continuing, the holders of the Convertible Preferred shall have the right: (i) to immediately appoint one additional individual to our board of directors, (ii) to, after such event of default has continued for six months, appoint an additional number of individuals to our board of directors such that the holders of the Convertible Preferred have the right to appoint not less than 25% of the directors to our board of directors and (iii) after such event of default has been continuing for a year, appoint an additional number of individuals to our board of directors such that the holders of the Convertible preferred have the right to appoint not less than a majority of the directors to our board of directors. This right exists so long as the Preferred Investors continue to hold at least 50% of the Convertible Preferred.” This right exists only in respect of shares of our Series A preferred stock and so long as any of the Preferred Investors hold any shares of our Series A preferred stock but generally does not travel to transferees of the Series A preferred stock. In the event that Preferred Investors had this right they could exercise it in a manner that is not consistent with the interests of holders of our Class A common stock and may have us engage in transactions which may not necessarily be consistent with the views of our other directors or our Class A stockholders. If they assumed control of our Board of Directors, it would also likely result in the acceleration of other indebtedness of ours, and we may not have the ability to repay that indebtedness at that time.

The Convertible Preferred impacts our ability to pay dividends on our Class A common stock and imposes certain negative covenants on us.

The terms of the Convertible Preferred require that we pay a quarterly cash dividend of 6.5% on the outstanding Convertible Preferred or increase the liquidation preference (the “PIK Coupon”) thereof at a rate of 7.5% in lieu of cash dividends. We may not pay dividends to holders of our Class A common stock unless we have made all of the requisite dividend payments in cash to holders of our Convertible Preferred or adjust the liquidation preference through the PIK Coupon. Even if we have made such dividend payments or adjustments, dividend payments to holders of our common stock will result in anti-dilution adjustments to the conversion price of the Convertible Preferred, and should we make cash dividend payments in excess of 6.5% in any twelve month period to holders of our common stock, the holders of the Convertible Preferred would participate ratably in that dividend. Our Credit Agreement provides that we may not pay cash dividends. However, we received a waiver from our lenders to make cash dividend payments on the Convertible Preferred, which is expected to become effective at the closing of this offering. If we elect or are otherwise required by a subsequent lender to pay dividends on the Convertible Preferred in the form of additional shares of Convertible Preferred, the liquidation preference of the Convertible Preferred would increase over time and the holders of the Convertible Preferred would have an increasing voting and economic interest in us, thereby diluting holders of our Class A common stock. The Convertible Preferred also contains provisions that limit our ability to sell assets, incur debt and repurchase our common stock.

The Convertible Preferred ranks senior to the Class A common stock.

The Convertible preferred ranks senior to the Class A common Stock. Accordingly, in the event of our liquidation or dissolution in bankruptcy or otherwise, the holders of the Convertible Preferred would receive their liquidation preference (initially $200 million and increasing over time with respect to accrued and unpaid dividends, if any) prior to any distribution being available to holders of our Class A common stock.

Risks Related to Our Organizational Structure

We are a holding company and our principal asset after the completion of this offering will be our 63% ownership interest in Xponential Holdings LLC, and we are accordingly dependent upon distributions from Xponential Holdings LLC to pay dividends, if any, and taxes, make payments under the TRA and pay other expenses.

We are a holding company and, upon completion of the Reorganization Transactions and this offering, our principal asset will be our direct and indirect ownership of 63% of the outstanding LLC Units. See “Organizational Structure.” We have no independent means of generating revenue. Xponential Holdings LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, the taxable income of Xponential Holdings LLC will be allocated to holders of Preferred Units and LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Xponential Holdings LLC. We will also incur expenses related to our operations, and will have obligations to make payments under the TRA. As the managing member of Xponential Holdings LLC, we intend to cause Xponential Holdings LLC to make distributions to the holders of LLC Units and us, or, in the case of certain expenses and distributions in respect of the Preferred Units, payments to us, in amounts sufficient to (i) permit us to pay all applicable taxes payable by us and the holders of LLC Units, (ii) allow us to make any payments required under the TRA we intend to enter into as part of the Reorganization Transactions, (iii) fund dividends to our stockholders, including in respect of the Convertible Preferred, in accordance with our dividend policy, to the extent that our board of directors declares such dividends and (iv) pay our expenses.

Deterioration in the financial conditions, earnings or cash flow of Xponential Holdings LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and Xponential Holdings LLC is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, and, as a result, could suffer a material adverse effect on our liquidity and financial condition.

In certain circumstances, Xponential Holdings LLC will be required to make distributions to us and the other holders of LLC Units, and the distributions that Xponential Holdings LLC will be required to make may be substantial.

Under the Amended LLC Agreement, Xponential Holdings LLC will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the taxes on our and the other LLC Unit holders’ respective allocable shares of the taxable income of Xponential Holdings LLC. We will also receive tax distributions equal to our anticipated tax liability in respect of distributions on our Preferred Units. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LLC Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate, based on the tax rate applicable to individuals, in calculating Xponential Holdings LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A common stock, the payment of obligations under the TRA and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Xponential Holdings LLC, holders of LLC Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LLC Units.

We are controlled by the Continuing Pre-IPO LLC Members whose interests in our business may be different than yours.

Immediately following the completion of, and the application of the net proceeds from, this offering, our Continuing Pre-IPO LLC Members will control approximately 58% of the combined voting power of our Class A and Class B common stock and Convertible Preferred.

Because the Continuing Pre-IPO LLC Members hold a majority of their economic interests in our business through Xponential Holdings LLC rather than through Xponential Fitness, Inc., they may have conflicting interests with holders of shares of our Class A common stock. For example, the Continuing Pre-IPO LLC Members may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the TRA that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control for purposes of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the Internal Revenue Service, or IRS, makes audit adjustments to Xponential Holdings LLC’s federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from Xponential Holdings LLC. If, as a result of any such audit adjustment, Xponential Holdings LLC is required to make payments of taxes, penalties and interest, Xponential Holdings LLC’s cash available for distributions to us may be substantially reduced. These rules are not applicable to Xponential Holdings LLC for tax years beginning on or prior to December 31, 2017. In addition, the Continuing Pre-IPO LLC Members’ significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

In addition, in connection with the Reorganization Transactions, we purchased all of the shares of LCAT from LCAT shareholders. We did not receive an indemnity in respect of taxes or other unanticipated liabilities that may have been assumed by us in respect of such acquisition and as a result we may become responsible for tax or other liabilities in respect of matters that do not relate to our business or operations.

We will be required to pay the TRA parties for certain tax benefits we may receive, and the amounts we may pay could be significant.

As described under “Organizational Structure,” we will acquire certain favorable tax attributes from the Blocker Companies in the Mergers. In addition, the IPO Contribution, the Class A-5 Unit Redemption, acquisitions by Xponential Fitness, Inc. of LLC Units from certain Continuing Pre-IPO LLC Members in connection with this offering, future taxable redemptions or exchanges by Continuing Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Upon the completion of this offering, we will enter into a TRA, pursuant to which we generally will be required to pay to the TRA parties in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. These payment obligations are obligations of Xponential Fitness, Inc. and not of Xponential Holdings LLC.

The payment obligations under the TRA are our obligations, and we expect that the payments we will be required to make under the TRA will be substantial. Assuming no material changes in relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, we expect that the tax savings associated with the Mergers, the IPO Contribution, the Class A-5 Unit Redemption, the acquisition of LLC Units from the Pre-IPO LLC Members in connection with this offering and future redemptions or exchanges of LLC Units as described above would aggregate to approximately $129.6 million over 15 years from the date of the completion of this offering, based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus and assuming all future redemptions or exchanges would occur within one year of the completion of this offering. Under this scenario we would be required to pay the TRA parties approximately 85% of such amount, or approximately $110.2 million, over the 15-year period from the date of the completion of this offering. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, because potential future tax savings that we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of each redemption or exchange of an LLC Unit for a share of Class A common stock and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the TRA and will depend on our generating sufficient future taxable income to realize the tax benefits that are subject to the TRA. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Payments under the TRA are not conditioned on our existing owners’ continued ownership of us after this offering.

Payments under the TRA will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, NOLs or other tax attributes subject to the TRA, and a court could sustain such challenge. The TRA parties will not reimburse us for any payments previously made if such tax basis, NOLs or other tax benefits are subsequently challenged by a tax authority and are ultimately disallowed, except that any excess payments made to a TRA party will be netted against future payments otherwise to be made to such TRA party under the TRA, if any, after our determination of such excess. In addition, the actual state or local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. In both such circumstances, we could make payments under the TRA that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The TRA provides that (1) in the event that we breach any of our material obligations under the TRA or (2) if, at any time, we elect an early termination of the TRA, our obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA. As a result, upon a change of control, we could be required to make payments under the TRA that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

The change of control provisions in the TRA may result in situations where the Pre-IPO LLC Members have interests that differ from or are in addition to those of our other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the TRA depends on the ability of Xponential Holdings LLC to make distributions to us. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to Our Class A Common Stock and this Offering

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering will provide for, among other things:

•	a classified board of directors with staggered three year terms;

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the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	certain limitations on convening special stockholder meetings; and

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certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class.

In addition, while we have opted out of Section 203 of the Delaware General Corporation Law, the (“DGCL”), our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation will provide that H&W Franchise Holdings, their respective affiliates and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or trustees to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws that will be in effect upon the completion of this offering; or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. If any court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations, cash flows and financial condition.

We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. We are controlled by the Continuing Pre-IPO LLC Members whose interests in our business may be different than yours, and certain statutory provisions typically afforded to stockholders are not applicable to us.

Upon the completion of this offering, our existing owners will continue to control a majority of the combined voting power of our Class A and Class B common stock and Convertible Preferred. As a result, we are a “controlled company” within the meaning of the NYSE listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that we have a Human Capital Management Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our Human Capital Management and Nominating and Corporate Governance Committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Further, this concentration of ownership and voting power allows the Continuing Pre-IPO LLC Members to be able to control our decisions, including matters requiring approval by our stockholders (such as the election of directors and the approval of mergers or other extraordinary transactions), regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The Continuing Pre-IPO LLC Members’ interests may not be fully aligned with yours, which could lead to actions that are not in your best interests. Because the Continuing Pre-IPO LLC Members hold a majority of their economic interests in our business through Xponential Holdings LLC rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, the Continuing Pre-IPO LLC Members may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the TRA that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” In addition, the Continuing Pre-IPO LLC Members’ significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners, an affiliate of Mr. Grabowski, a member of our board of directors, may hold (and may from time to time in the future acquire) interests in or provide advice to businesses that may directly or indirectly compete with our business. They may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our Class A common stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our results of operations, financial condition or business.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may also delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, as permitted by the JOBS Act.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Commission following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020 and cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. In connection with the preparation of our financial statements, we identified certain material weaknesses in our internal control over financial reporting for the year ended

December 31, 2020, including certain material weaknesses that were identified as material weaknesses in our internal control over financial reporting for the years ended December 31, 2018 and 2019 and remained unremediated as of December 31, 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weaknesses that we identified in 2019 related to inadequate or missing (i) anti-fraud programs and controls, (ii) controls for the review of financial information and related disclosures in our annual reports, (iii) competent accounting resources and formalized policies to timely identify and correct misstatements related to improper application of GAAP, (iv) controls over data provided by finance and operations personnel, (v) controls over account reconciliation processes that resulted in certain restatements of prior period results, (vi) account analysis and transaction level controls and (vii) general information technology controls and controls over information provided by third-party service providers.

Through 2020, we added additional resources, formalized processes and implemented new controls to remediate certain material weaknesses. We formalized the review of financial information and related disclosures in our annual reports, added additional competent accounting resources and formalized policies to timely identify and correct misstatements related to improper application of GAAP, added controls to validate and review data provided by finance and operations personnel, added and formalized controls over account reconciliation processes and implemented additional account analysis and transaction level controls.

The material weaknesses that we identified and remain unremediated related to inadequate or missing (i) anti-fraud programs and controls, and (ii) general information technology controls and controls over information provided by third-party service providers.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate our existing material weaknesses or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. You will experience immediate dilution of $15.00 per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering, based on an assumed initial public offering price of $15.00 per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus). In addition, purchasers of Class A common stock in this offering will have contributed 100% of the aggregate price paid by all purchasers of our stock but will own only approximately 52% of our common stock outstanding after this offering. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we have applied to list shares of our Class A common stock on the NYSE under the symbol “XPOF,” an active trading market for our Class A common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us, and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after this offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have outstanding shares of Class A common stock based on the number of shares outstanding immediately following the consummation of the Reorganization Transactions. This includes 13,333,333 shares of Class A common stock that we are selling in this offering. Substantially all of the shares of Class A common stock that are not being sold in this offering (assuming all LLC Units held by the Continuing Pre-IPO LLC Members are redeemed or exchanged for shares of Class A common stock) will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements as described in “Shares Eligible for Future Sale.” We also intend to file a Registration Statement on Form S-8 under the Securities Act to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, the Continuing Pre-IPO LLC Members will have certain demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by them. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Such sales could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” As restrictions on resale end, the market price of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our Class A common stock adversely, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or describe us or our business in a negative manner, the price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. In addition, if we fail to meet the expectations and forecasts for our business provided by securities analysts, the price of our Class A common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements in this prospectus are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

We currently conduct our business through Xponential Fitness LLC and its subsidiaries. Xponential Fitness LLC is a wholly owned subsidiary of Xponential Holdings LLC. Following this offering, we will be a holding company and our sole material asset will be a controlling ownership interest in Xponential Fitness LLC through our ownership interest in Xponential Holdings LLC.

Xponential Fitness, Inc. was incorporated as a Delaware corporation on January 14, 2020 to serve as the issuer of the Class A common stock offered hereby.

The following diagram depicts our organizational structure immediately prior to the Reorganization Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Prior to the consummation of the Reorganization Transactions, H&W Intermediate, the sole owner of all outstanding LLC Units, will merge with and into H&W Franchise Holdings, which will in turn merge with and into Xponential Holdings LLC, which will survive the merger and simultaneously amend and restate its limited liability company agreement to among other things, appoint us as managing member and reclassify its outstanding membership interests as non-voting LLC Units (other than the Class A-5 Units held by certain Continuing Pre-IPO LLC Members which will be redeemed in the Class A-5 Unit Redemption) and authorize Preferred Units, which Xponential Holdings LLC will issue to us in consideration for contribution of the proceeds we receive from the issuance of our Convertible Preferred. Xponential Holdings LLC will also effect a unit split to optimize the capital structure to facilitate this offering. We refer to the limited liability company agreement of Xponential Holdings LLC, as in effect at the time of this offering, as the “Amended LLC Agreement.” After these transactions and prior to the consummation of the Reorganization Transactions and the completion of this offering, all of Xponential Holdings LLC’s outstanding equity interests will be owned by the following persons (collectively, the “Pre-IPO LLC Members”):

•	H&W Investco, LP and H&W Investco Blocker II LP each of which is controlled by Mr. Grabowski, a member of our board of directors;

•	LAG Fit, Inc., which is beneficially owned by Mr. Geisler, our Chief Executive Officer and founder;

•	LCAT, which is an affiliate of Mr. Magliacano, a former member of our board of directors;

•	Rumble Holdings LLC; and

•	Certain other direct or indirect former equity holders in H&W Franchise Holdings.

The Reorganization Transactions

In connection with this offering, we intend to enter into the following series of transactions, which we collectively refer to as the “Reorganization Transactions.” We refer to the Pre-IPO LLC Members who will retain their equity ownership in Xponential Holdings LLC in the form of LLC Units immediately following the consummation of the Reorganization Transactions as “Continuing Pre-IPO LLC Members.”

Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Xponential Fitness LLC through our ownership of Xponential Holdings LLC and because we will also have a substantial financial interest in Xponential Fitness LLC through our ownership of Xponential Holdings LLC, we will consolidate the financial results of Xponential Fitness LLC and Xponential Holdings LLC, and a portion of our net income will be allocated to the noncontrolling interest to reflect the entitlement of the Continuing Pre-IPO LLC Members to a portion of Xponential Holdings LLC’s net income. In addition, because Xponential Holdings LLC will be under the common control of the Continuing Pre-IPO LLC Members before and after the Reorganization Transactions, we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests of the Pre-IPO LLC Members in the assets and liabilities of Xponential Holdings LLC at their carrying amounts as of the date of the completion of the consummation of the Reorganization Transactions.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize the issuance of two classes of common stock, Class A common stock and Class B common stock, the Convertible Preferred Stock and Preferred Stock. Each share of common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

Prior to completion of this offering, we will acquire, directly and indirectly, LLC Units through (i) the IPO Contribution and (ii) the Mergers. The Blocker Shareholders and H&W Investco, LP may transfer the Class A common stock received in the Reorganization Transactions to certain of their affiliates.

Prior to the completion of this offering, we will issue 200,000 shares of Convertible Preferred to Preferred Investors in exchange for $200 million of cash proceeds.

Each Continuing Pre-IPO LLC Member (other than LCAT) will be issued a number of shares of our Class B common stock in an amount equal to the number of vested LLC Units held by such Continuing Pre-IPO LLC Member.

Under the Amended LLC Agreement, holders of LLC Units (other than us), including the Continuing Pre-IPO LLC Members, will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Xponential Holdings LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends, reclassifications, and a unit split to optimize the capital structure to facilitate this offering) or the net proceeds from a substantially contemporaneous offering of our Class A common stock in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended LLC Agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LLC Agreement, the holders of LLC Units are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

We will issue 13,333,333 shares of Class A common stock to the public pursuant to this offering.

We will use all of the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million and (iv) acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus), at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock. We will acquire an additional $15 million of LLC Units from an affiliate of Anthony Geisler, our Chief Executive Officer, if the underwriters exercise their option to purchase additional shares of Class A common stock in full. In the aggregate, we expect to acquire, directly and indirectly, LLC units representing 63% of Xponential Holdings LLC’s outstanding LLC Units (or 66% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). After our acquisition of LCAT from the LCAT shareholders, LCAT will merge with and into Xponential Fitness, Inc., after which Xponential Fitness Inc. will own directly the LLC Units previously held by LCAT. A portion of the LLC Units acquired by us by reason of the purchase of LCAT may be recapitalized into Preferred Units in order to ensure that the total number of Preferred Units held by Xponential Fitness, Inc. equals the total number of shares of Convertible Preferred outstanding. LCAT is not considered a Continuing Pre-IPO LLC Member.

We will enter into a TRA, pursuant to which we will be required to make payments to the TRA parties in the aggregate generally equal to 85% of the applicable cash savings that we actually realize as a result of certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers or that may result from the IPO Contribution, the Class A-5 Unit Redemption, the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, future taxable redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members and certain payments made under the TRA. We will retain the benefit of the remaining 15% of these tax savings.

Effect of the Reorganization Transactions and this Offering

The Reorganization Transactions are intended to create a holding company that will facilitate public ownership of, and investment in, the Company and are structured in a tax-efficient manner for the Continuing Pre-IPO LLC Members. The Continuing Pre-IPO LLC Members desire that their investment in the Company maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold their ownership interests in Xponential Holdings LLC until such time in the future as they may elect to cause us to redeem or exchange their LLC Units for a corresponding number of shares of our Class A common stock or cash.

We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $7.6 million, a portion of which have been previously paid. All of such offering expenses will be paid for by Xponential Holdings LLC. See “Use of Proceeds.”

The diagram on the following page depicts our organizational structure immediately following the consummation of the Reorganization Transactions, the completion of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $15.00 per share of Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Upon completion of the transactions described above, this offering and the application of the net proceeds from this offering we will be appointed as the managing member of Xponential Holdings LLC and will hold 200,000 Preferred Units and 25,542,276 LLC Units, constituting 63% of the outstanding economic interests in Xponential Holdings LLC (or 200,000 Preferred Units and 27,542,276 LLC Units, constituting 66% of the outstanding economic interests in Xponential Holdings LLC if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Upon the consummation of the Reorganization Transactions, the completion of this offering and the application of the net proceeds from this offering, the shares of our Class A common stock, Class B common stock and Convertible Preferred and the LLC Units will be held as follows:

•

The Pre-IPO LLC Members will hold (i) 12,208,943 shares of Class A common stock and (ii) 21,131,322 LLC Units, which together represent approximately 58% of the economic interest in Xponential Holdings LLC (or 55% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through their ownership of Class A and Class B common stock, approximately 58% of the combined voting power of Xponential Fitness, Inc. (or 55% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•

Investors in this offering will collectively beneficially own (i) 13,333,333 shares of our Class A common stock, representing approximately 23% of the combined voting power of Xponential Fitness, Inc. (or 15,333,333 shares and 26%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (ii) through our ownership of LLC Units will hold approximately 23% of the economic interest in Xponential Holdings LLC (or 26% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•

The Preferred Investors will collectively hold (i) 200,000 shares of Convertible Preferred. Shares of our Series A preferred stock are voting, but shares of our Series A-1 preferred stock are non-voting. Any shares of Series A-1 preferred stock we issue to the Preferred Investors will convert on a one-to-one basis to shares of Series A preferred stock when permitted under relevant antitrust restrictions. Assuming the maximum shares of Series A preferred stock initially issuable to the Preferred Investors, such shares would represent approximately 19% of the combined voting power of Xponential Fitness, Inc., and (ii) through our ownership of the Preferred Units the Preferred Investors will hold approximately 19% of the economic interest in Xponential Holdings LLC.

Holding Company Structure and the Tax Receivable Agreement

We are a holding company, and immediately after the consummation of the Reorganization Transactions and this offering our sole material asset will be our ownership interests in Xponential Holdings LLC. The number of LLC Units that we will own in the aggregate at any time will equal the aggregate number of outstanding shares of our Class A common stock and the number of Preferred Units we will own in the aggregate at any time will equal the aggregate number of outstanding shares of Convertible Preferred. The economic interest represented by each LLC Unit that we own will correspond to one share of our Class A common stock, and the total number of vested LLC Units owned by us and the holders of our Class B common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock. We will issue additional shares of Class B common stock to our Continuing Pre-IPO LLC Members when unvested LLC Units vest.

We do not intend to list our Class B common stock on any stock exchange.

We will acquire certain favorable tax attributes from the Blocker Companies in the Mergers. In addition, the IPO Contribution, the Class A-5 Unit Redemption, acquisitions by us of LLC Units from Continuing Pre-IPO LLC Members in connection with this offering, future taxable redemptions or exchanges by the Continuing Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes that will be allocated to us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a TRA, pursuant to which we will be required to pay to the TRA parties in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA.

Payments under the TRA will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or part of the existing tax basis, tax basis increases, NOLs or other tax attributes subject to the TRA, and a court could sustain such challenge. The TRA parties will not reimburse us for any payments previously made if such tax basis, NOLs or other tax benefits are subsequently challenged by a tax authority and are ultimately disallowed, except that any excess payments made to a TRA party will be netted against future payments otherwise to be made to such TRA party under the TRA, if any, after our determination of such excess. As a result, in such circumstances we could make future payments under the TRA that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See “Risk Factors—Risks Related to Our Organizational Structure—We will be required to pay the Pre-IPO LLC Members and any other persons that become parties to the TRA for certain tax benefits we may receive, and the amounts we may pay could be significant.”

Our obligations under the TRA will also apply with respect to any person who is issued LLC Units in the future and who becomes a party to the TRA.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $186.5 million, after deducting underwriting discounts and commissions of approximately $13.5 million, based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that the net proceeds from this offering will be approximately $214.5 million, after deducting underwriting discounts and commissions of approximately $15.5 million, based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we will use up to $15 million of the proceeds from the sale of the additional shares of Class A Common Stock to purchase up to 1,000,000 LLC Units (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus) from affiliates of Mr. Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A Common Stock.

We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $7.6 million, a portion of which have been previously paid. All of such offering expenses will be paid for by Xponential Holdings LLC.

We will use all of the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million and (iv) acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock. We will acquire an additional $15 million of LLC Units (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus) from an affiliate of Anthony Geisler, our Chief Executive Officer, if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

We will cause Xponential Holdings LLC to use the proceeds from the issuance of LLC Units and Preferred Units to us (i) to repay approximately $125.5 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay approximately $8.7 million in contingent consideration liabilities related to the CycleBar acquisition, including accrued interest, (iii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions, (iv) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer and (v) $9.3 million for working capital. The Term Loan that will be repaid in connection with this offering bore interest at a per annum rate of, at our option, either (a) the LIBOR Rate (as defined in the Credit Agreement) plus a margin of 6.50% or (b) the Reference Rate (as defined in the Credit Agreement) plus a margin of 5.50%, and would have matured on February 28, 2025.

Xponential Holdings LLC will not receive any proceeds from the purchase of LLC Units from any Pre-IPO LLC Members, the purchase of the shares of LCAT from LCAT shareholders or the payment of the H&W Cash Merger Consideration.

The consummation of this offering and the sale of the Convertible Preferred are conditional on each other, and are scheduled to close substantially simultaneously with each other.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our additional net proceeds will be approximately $28.0 million. We will use up to $15 million of the proceeds from the sale of the additional shares of Class A Common Stock to purchase up to 1,000,000 LLC Units (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus) from affiliates of Mr. Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A Common Stock. We will use the additional net proceeds to us to purchase additional LLC Units from Xponential Holdings LLC to maintain the one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us. We intend to cause Xponential Holdings LLC to use such additional proceeds it receives for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the amount of proceeds to us from this offering available by approximately $12.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the amount of proceeds to us from this offering by approximately $14.0 million, assuming that the price per share for the offering remains at $15.00 (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

Following this offering and subject to funds being legally available, we intend to cause Xponential Holdings LLC to make pro rata distributions to the holders of LLC Units and us in an amount at least sufficient to allow us and the holders of LLC Units to pay all applicable taxes, to make payments under the TRA we will enter into with the Pre-IPO LLC Members and to pay our corporate and other overhead expenses. We will also cause Xponential Holdings LLC to make distributions to us in respect of dividends that will be payable by us to holders of our Convertible Preferred and in respect of our tax liability in respect of the Preferred Units. See “Description of Capital Stock—Series A Convertible Preferred Stock” for a description of the dividends that will accrue in respect of the Convertible Preferred. The declaration and payment of any dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our available cash and current and anticipated cash needs;

•	our capital requirements;

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Xponential Holdings LLC) to us; and

•	such other factors as our board of directors may deem relevant.

Following this offering, we will be a holding company and will have no material assets other than our ownership of Preferred Units and LLC Units in Xponential Holdings LLC. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Xponential Holdings LLC to provide distributions to us. If Xponential Holdings LLC makes such distributions in respect of the LLC Units, all holders of LLC Units will be entitled to receive equivalent distributions from Xponential Holdings LLC. However, because we must pay taxes, make payments under the TRA and pay our expenses, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Xponential Holdings LLC to holders of our LLC Units on a per share basis. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Assuming Xponential Holdings LLC makes distributions to its members holding LLC Units in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, TRA payments and expenses (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if Xponential Holdings LLC makes such distributions to us. Furthermore, our Credit Agreement prohibits the payment of cash dividends to holders of our Class A common stock and any future credit facilities may similarly prohibit such dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis for Xponential Fitness LLC;

•	on a pro forma basis to reflect the Reorganization Transactions; and

•

on a pro forma as adjusted basis to reflect the sale by us of 13,333,333 shares of Class A common stock in this offering, the sale of the Convertible Preferred and the application of the net proceeds from this offering as described in “Use of Proceeds” and based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

This table should be read in conjunction with “Organizational Structure,” “Use of Proceeds,” “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro forma	Pro forma as adjusted
	(amounts in thousands, except share and per share amounts)
Cash and cash equivalents(1)(2)(3)	$6,320	$(180,050)	$15,638

Long-term debt	$184,344 (4)	$184,344	$59,344
Redeemable convertible preferred stock, no shares authorized, issued and outstanding, actual; 400,000 shares authorized, 200,000 shares issued and outstanding, as adjusted, net of offering costs	—	—	198,185
Member’s equity	123,802	—	—
Undesignated preferred, par value $0.0001 per share, no shares authorized issued and outstanding actual; 4,600,000 shares authorized, no shares issued and outstanding, pro forma; and 4,600,000 shares authorized, no shares issued and outstanding pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value per share, no shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized, no shares issued and outstanding, pro forma; 25,542,276 shares issued and outstanding, pro forma as adjusted(5)	—	—	3
Class B common stock, $0.0001 par value per share, no shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized, 21,131,322 shares issued and outstanding, pro forma; 500,000,000 shares authorized, 21,131,322 shares issued and outstanding, pro forma as adjusted	—	2	2
Additional paid-in capital	—	(60,616)	118,316
Receivable (from) to H&W Intermediate/shareholder	(1,454)	39,400	(10,600)
Accumulated deficit	(112,242)	(159,316)	(159,804)
Non-controlling interests	—	103,138	(36,158)

Total member’s equity/stockholders’ equity (deficit)(2)(3)	$10,106	$(77,392)	$(88,241)

Total capitalization(2)(3)	$194,450	$106,952	$169,288

(1)	Excludes restricted cash of $1,030 as of March 31, 2021.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, member’s equity/stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $12.4 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash and cash equivalents, member’s equity/stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $14.0 million, assuming that the price per share for the offering remains at $15.00 (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Includes long-term debt and line of credit. Net of current portion and issuance cost.

(5)

Excludes: up to 11,111,111 shares of our Class A common stock issuable upon the conversion of the Convertible Preferred (assuming all shares of Convertible Preferred are converted into shares of Class A common stock at an assumed conversion price of $18.00 per share based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus); 21,131,322 shares of Class A common stock reserved for issuance upon the redemption or exchange of 21,131,322 LLC Units that will be held by the Continuing Pre-IPO LLC Members after the completion of this offering; up to 2,024,446 shares of Class A common stock that may vest depending on the valuation of our Class A common stock in connection with the acquisition of Rumble in March 2021; up to 2,024,446 shares of Class A common stock issued to the sellers of Rumble that would vest in the event our Class A common stock has a weighted average market value of at least $61.90 per share for a defined period of time; up to 2,349,725 shares of Class B common stock that would be issued to certain of our executive officers, other employees and directors in the event that their LLC Units vest as a result of our Class A common stock trading above $18.67 per share for a defined period of time, and up to 280,524 shares of Class B common stock that would be issued upon vesting of LLC Units during various time periods through August 2024; 5,745,507 shares of our Class A common stock to be reserved for future issuance under our 2021 Plan; and 1,251,122 shares to be reserved for future issuance under our 2021 ESPP.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 and for the three months ended March 31, 2021 give effect to the Offering Adjustments, as defined below, as if this offering had occurred on January 1, 2020.

The unaudited pro forma balance sheet as of March 31, 2021 gives effect to the Offering Adjustments, as if this offering had occurred on March 31, 2021. See “Capitalization.”

The unaudited pro forma financial information has been prepared by our management and is based on (i) Xponential Fitness LLC’s consolidated historical financial statements and (ii) the assumptions and adjustments described in the notes thereto. The presentation of the unaudited pro forma financial information has been prepared in conformity with Article 11 of Regulation S-X and are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. Assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma financial information. The unaudited pro forma consolidated financial information is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial information.

Our historical financial information for the year ended December 31, 2020 and three months ended March 31, 2021 has been derived from Xponential Fitness LLC’s consolidated financial statements and accompanying notes included elsewhere in this prospectus.

For purposes of the unaudited pro forma financial information, we have assumed that 13,333,333 shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated initial offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be 47%, and the net loss attributable to LLC Units not held by us will accordingly represent 47% of our net loss. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage represented by LLC Units not held by us will be 43% and the net loss attributable to LLC Units not held by us will accordingly represent 43% of our net loss. The higher percentage of net loss attributable to LLC Units not held by us over the ownership percentage of LLC Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the Reorganization Transactions and this offering that is entirely attributable to our interest.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Xponential Fitness LLC. See the notes to unaudited pro forma financial information below for a discussion of assumptions made.

The unaudited pro forma consolidated financial information and related notes are included for informational purposes only and do not purport to reflect the financial position or results of operations of us that would have occurred had we been in existence or operated as a public company or otherwise during the periods presented. If this offering and other transactions contemplated herein had occurred in the past, our operating results might have been materially different from those presented in the unaudited consolidated pro forma financial statements. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial position or results of operations had the described transactions occurred on the dates assumed. The unaudited consolidated financial information also does not project our financial position or results of operations for any future period or date. Future results may vary significantly from the results reflected in the unaudited pro forma consolidated statements of operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma consolidated financial statements.

The unaudited pro forma financial information should be read together with “Capitalization,” “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The pro forma adjustments related to this offering (the “Offering Adjustments”) are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

•	adjustments for the Reorganization Transactions and the entry into the TRA;

•

the issuance of 13,333,333 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $186.5 million, based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the application of the net proceeds from this offering, together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million and (iv) to acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock;

•

the application by Xponential Holdings LLC of the proceeds from the issuance of LLC Units and Preferred Units to us (i) to repay approximately $125.5 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay approximately $8.7 million in contingent consideration liabilities related to the CycleBar acquisition, including accrued interest, (iii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions and (iv) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer;

•

adjustments to record contingent consideration equal to the fair value of the shares issued in connection with the Rumble acquisition of $32.8 million and $10.6 million receivable from shareholder for debt financing provided to the Rumble sellers; and

•

the provision for federal and state income taxes of Xponential Fitness, Inc. as a taxable corporation at an effective rate of 6.38% for the year ended December 31, 2020 and 3.47% for the three months ended March 31, 2021, respectively (which effective rate was calculated using the new U.S. federal income tax rate of 21%).

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC and the NYSE, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

	Unaudited Pro Forma Consolidated Statement of Operations
	Three Months Ended March 31, 2021
	Xponential Fitness LLC (1)	Offering Adjustments		Pro Forma Xponential Fitness, Inc.
	(in thousands, except per share data)
Revenue, net:
Franchise revenue	$13,755			$13,755
Equipment revenue	4,066			4,066
Merchandise revenue	4,232			4,232
Franchise marketing fund revenue	2,483			2,483
Other service revenue	4,529			4,529

Total revenue, net	29,065	—		29,065
Operating costs and expenses:
Costs of product revenue	5,344			5,344
Costs of franchise and service revenue	2,319			2,319
Selling, general and administrative expenses	16,602	1,389	(2)	17,991
Depreciation and amortization	2,055			2,055
Marketing fund expense	2,616			2,616
Acquisition and transaction expenses	350			350

Total operating costs and expenses	29,286	1,389		30,675

Operating income (loss)	(221)	(1,389)		(1,610)
Other (income) expense:
Interest income	(95)			(95)
Interest expense	4,423	(2,504	)(3)	1,919

Total other expense	4,328	(2,504)		1,824

Loss before income taxes	(4,549)	1,115		(3,434)
Income taxes	201	(82	)(4)	119

Net loss	(4,750)	1,197		(3,553)
Net loss attributable to non-controlling interest		(1,655	)(5)	(1,655)

Net loss attributable to controlling interests	$(4,750)	$2,852		(1,898)

Preferred stock dividends				3,250

Net loss attributable to common shareholders				$(5,148)

Class A common stock outstanding
Pro forma weighted average shares of common stock outstanding:
Basic			(6)	24,613
Diluted			(6)	24,613
Pro forma net loss attributable to common stock per share:
Basic			(6)	$(0.21)
Diluted			(6)	$(0.21)

	Year ended December 31, 2020
	Xponential Fitness LLC (1)	Offering Adjustments	Pro Forma Xponential Fitness, Inc.
	(in thousands, except per share data)
Revenue, net:
Franchise revenue	$48,056		$48,056
Equipment revenue	20,642		20,642
Merchandise revenue	16,648		16,648
Franchise marketing fund revenue	7,448		7,448
Other service revenue	13,798		13,798

	Year ended December 31, 2020
	Xponential Fitness LLC (1)	Offering Adjustments		Pro Forma Xponential Fitness, Inc.
	(in thousands, except per share data)
Total revenue, net	106,592	—		106,592
Operating costs and expenses:
Costs of product revenue	25,727			25,727
Costs of franchise and service revenue	8,392			8,392
Selling, general and administrative expenses	60,917	5,558	(2)	66,475
Depreciation and amortization	7,651			7,651
Marketing fund expense	7,101			7,101
Acquisition and transaction expenses (income)	(10,990)			(10,990)

Total operating costs and expenses	98,798	5,558		104,356

Operating income (loss)	7,794	(5,558)		2,236
Other (income) expense:
Interest income	(345)			(345)
Interest expense	21,410	(9,557	)(3)	11,853

Total other expense	21,065	(9,557)		11,508

Loss before income taxes	(13,271)	3,999		(9,272)
Income taxes	369	223	(4)	592

Net loss	$(13,640)	3,776		(9,864)

Net loss attributable to non-controlling interest		(4,594	)(5)	(4,594)

Net loss attributable to controlling interests	$(13,640)	$8,370		(5,270)

Preferred stock dividends			(7)	23,000

Net loss attributable to common shareholders				$(28,270)

Class A common stock outstanding
Pro forma weighted average shares of common stock outstanding:
Basic			(6)	24,242
Diluted			(6)	24,242
Pro forma net loss attributable to common stock per share:
Basic			(6)	$(1.17)
Diluted			(6)	$(1.17)

(1)

Xponential Fitness, Inc. was incorporated as a Delaware corporation on January 14, 2020 and Xponential Holdings LLC was formed as a Delaware limited liability company on February 19, 2020. Xponential Fitness, Inc. will have no material assets or results of operations until the completion of the Reorganization Transactions and Xponential Holdings LLC’s sole material asset is its ownership of Xponential Fitness LLC, and therefore, Xponential Fitness, Inc. and Xponential Holdings LLC’s historical financial positions are not shown in a separate column in this unaudited pro forma consolidated statement of operations. This column represents the historical consolidated financial statements of Xponential Fitness LLC, the predecessor for accounting purposes.

(2)

Adjustment represents the increase in compensation expense we expect to incur following completion of this offering. We expect to grant RSUs to certain employees and directors in connection with this offering. This amount was calculated assuming the RSUs were granted on January 1, 2020, at a fair value of $15.00 per share, the midpoint of the estimated offering price set forth on the cover of this prospectus. We recognize the total compensation expense of $11.1 million related to such RSU grants on a straight-line basis over the requisite service period of the award recipient (generally two years from the grant date).

(3)

Adjustment represents the reduction in interest expense of $2.5 million and $10.0 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, as a result of the repayment of $125.0 million of our outstanding indebtedness under our Term Loan with proceeds from the offering. Adjustment for the year ended December 31, 2020 is partially offset by prepayment penalty of $0.5 million.

(4)

Xponential Fitness LLC was and will continue to be after the Reorganization Transactions a disregarded entity for U.S. federal and state income tax purposes. After the Reorganization Transactions, Xponential Holdings LLC, which will wholly own Xponential Fitness LLC, will be treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by Xponential Holdings LLC will flow through to its partners, including us, and is generally not subject to tax at the Xponential Holdings LLC level. Following the consummation of the Reorganization Transactions and the completion of this offering, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our share of any taxable income of Xponential Holdings LLC. As a result, the unaudited pro forma consolidated statement of operations reflects adjustments to our income tax expense to reflect an effective income tax rate of 6.38% for the year ended December 31, 2020 and 3.47% for the three months ended March 31, 2021, respectively, which effective rate was calculated using the new U.S. federal income tax rate of 21%.

(5)

Upon completion of the Reorganization Transactions, we will become the managing member of Xponential Holdings LLC. As a result, we will consolidate the financial results of Xponential Holdings LLC and will report a non-controlling interest related to the LLC Units held by the Continuing Pre-IPO LLC Members on our consolidated statements of comprehensive income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, we will own 53% of the economic interest of Xponential Holdings LLC and the Continuing Pre-IPO LLC Members will own the remaining 47% of the economic interest of Xponential Holdings LLC. Net loss attributable to non-controlling interests will represent 47% of loss before income taxes of Xponential Holdings LLC. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we will own 57% of the economic interest of Xponential Holdings LLC and the Continuing Pre-IPO LLC Members will own the remaining 43% of the economic interest of Xponential Holdings LLC and net loss attributable to non-controlling interests would represent 43% of loss before income taxes of Xponential Holdings LLC.

(6)

Pro forma basic and diluted loss per share is computed by dividing the net loss attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. Shares of Class B common stock do not participate in the earnings or losses of Xponential Fitness, Inc. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted average shares outstanding for purposes of computing pro forma loss per share.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted loss per share of Class A common stock (amounts in thousands except for per share amounts):

	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Numerator:
Pro forma net loss	$(3,553)	$(9,864)
Add: Pro forma net loss attributable to non-controlling interests	1,655	4,594
Less: Undistributed accumulated dividends on preferred shares	(3,250)	(23,000)

Pro forma net loss attributable to Xponential Fitness, Inc.	$(5,148)	$(28,270)
Denominator:
Shares of Class A common stock issued in connection with this offering	24,242	24,242

Pro forma weighted-average shares of Class A common stock outstanding - basic	24,613	24,242

Effect of dilutive securities	—	—

Pro forma weighted-average shares of Class A common stock outstanding - diluted	24,613	24,242

Pro forma net loss per share attributable to Class A common stock - basic	$(0.21)	$(1.17)

Pro forma net loss per share attributable to Class A common stock - diluted	$(0.21)	$(1.17)

Potentially dilutive securities that are antidilutive have been excluded from the calculation of diluted net loss per share. Potential common shares that have been excluded from net loss per share because the effect of including them would be antidilutive include the Convertible Preferred, potential common shares issued as contingent consideration under the Rumble acquisition agreement and potential common shares to be issued under our 2021 Plan and ESPP.

(7)

We evaluated the fair value of shares being purchased from LCAT for $154.2 million and determined that the payment exceeded the fair value by $10 million, which is reflected as a deemed dividend in the pro forma results for the year ended December 31, 2020.

	Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2021
	Xponential Fitness LLC (1)	Offering Adjustments (2)		Pro Forma Xponential Fitness, Inc.
	(in thousands, except share amounts)
Current Assets:
Cash, cash equivalents and restricted cash	$7,350	$9,318	(3)	$16,668
Accounts receivable, net	6,474			6,474
Inventories	5,731			5,731
Prepaid expenses and other current assets	6,465	(4,435	)(4)	2,030
Deferred costs, current portion	3,363			3,363
Notes receivable from franchisees, net	1,308			1,308

Total current assets	30,691	4,883		35,574

Property and equipment, net	13,621			13,621
Goodwill	147,863			147,863
Intangible assets, net	109,537			109,537
Deferred costs, net of current portion	35,856			35,856
Notes receivable from franchisees, net of current portion	2,464			2,464
Other assets	615			615

Total assets	$340,647	$4,883		$345,530

Liabilities and Member’s Equity
Current Liabilities:
Accounts payable	$15,989			$15,989
Accrued expenses	13,332	(1,717	)(4)	11,615
Deferred revenue, current portion	16,155			16,155
Notes payable	993			993
Current portion of long-term debt	7,236			7,236
Other current liabilities	1,869			1,869

Total current liabilities	55,574	(1,717)		53,857

Deferred revenue, net of current portion	77,436			77,436
Contingent consideration from acquisitions	8,756	24,116	(3) (7)	32,872
Payable to related parties pursuant to tax receivable agreement	—	4,584	(5)	4,584
Long-term debt, net of current portion and issuance costs	184,344	(125,000	)(3)	59,344
Other liabilities	4,431	3,062	(5)	7,493

Total liabilities	330,541	(94,955)		235,586

Commitments and contingencies
Reedemable Series A convertible preferred stock, no shares authorized, issued and outstanding actual; 400,000 shares authorized, 200,000 shares issued and outstanding as adjusted, net of offering costs	—	198,185	(3)	198,185

	Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2021
	Xponential Fitness LLC (1)	Offering Adjustments (2)		Pro Forma Xponential Fitness, Inc.
	(in thousands, except share amounts)
Member’s equity:
Undesignated preferred stock, par value $0.0001 per share, no shares authorized issued and outstanding actual; 4,600,000 shares authorized, no shares issued and outstanding, as adjusted	—			—
Class A common stock, $0.0001 par value per share, no shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized, 25,542,276 shares issued and outstanding, as adjusted	—	3	(3)	3
Class B common stock, $0.0001 par value per share, no shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized, 21,131,322 shares issued and outstanding, as adjusted	—	2	(3)	2
Additional paid-in capital	—	118,316	(8)	118,316
Member’s contribution	123,802	(123,802)		—
Receivable from H&W Intermediate/shareholder	(1,454)	(9,146	)(7)	(10,600)
Accumulated deficit	(112,242)	(47,562	)(6)	(159,804)
Non-controlling interests	—	(36,158	)(6)	(36,158)

Total member’s equity/stockholders’ equity (deficit)	10,106	(98,347)		(88,241)

Total liabilities and equity	$340,647	$4,883		$345,530

(1)

Xponential Fitness, Inc. was incorporated as a Delaware corporation on January 14, 2020 and Xponential Holdings LLC was formed as a Delaware limited liability company on February 19, 2020. Xponential Fitness, Inc. will have no material assets or results of operations until the completion of the Reorganization Transactions and Xponential Holdings LLC’s sole material asset is its ownership of Xponential Fitness LLC, and therefore Xponential Fitness, Inc. and Xponential Holdings LLC’s historical financial positions are not shown in a separate column in this unaudited pro forma consolidated balance sheet. This column represents the historical consolidated financial statements of Xponential Fitness LLC, the predecessor for accounting purposes.

(2)

For purposes of the unaudited pro forma financial information, we have assumed that 13,333,333 shares of Class A common stock will be issued by us in this offering at an initial public offering price per share equal to $15.00 (the midpoint of the estimated price range set forth on the cover page of this prospectus), and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be 47%, and the net loss attributable to LLC Units not held by us will accordingly represent 47% of our net loss. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the ownership percentage represented by LLC Units not held by us will be 43% and the net income attributable to LLC Units not held by us will accordingly represent 43% of our net loss.

(3)

We estimate that the net proceeds from this offering will be approximately $186.5 million (or approximately $214.5 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions of approximately $13.5 million (or approximately $15.5 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full). We will use the net proceeds from this offering (including net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million and (iv) acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock. We will acquire an additional $15 million of LLC Units (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus) from an affiliate of Anthony Geisler, our Chief Executive Officer, if the underwriters exercise their option to purchase additional shares of Class A common stock in full. We will cause Xponential Holdings LLC to use the proceeds from the issuance of the LLC Units and Preferred Units to us (i) to repay approximately $125.5 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay approximately $8.7 million in contingent consideration liabilities related to the CycleBar acquisition, including accrued interest, (iii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions and (iv) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer and (v) $9.3 million for working capital. See “Use of Proceeds.”

(4)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in prepaid expenses and other current assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital. We will use a portion of the proceeds from the offering to pay deferred costs accrued as of March 31, 2021.

(5)

Reflects adjustments to give effect to the TRA described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Organizational Structure,” based on the following assumptions:

We expect to obtain an increase in the tax basis of our share of the assets of Xponential Holdings, LLC when LLC Units are redeemed or exchanged by the Continuing Pre-IPO LLC Members and other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In connection with the consummation of this offering, we will enter into a tax receivable agreement that will provide for the payment by us to TRA parties of 85% of the amount of tax benefits, if any, that we actually realize or in some cases are deemed to realize as a result of (i) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The Mergers and IPO Contribution will result in $80.2 million of tax basis and certain other favorable tax attributes described above. We will recognize a deferred tax asset in the amount of $19.8 million and a liability of $16.8 million representing 85% of the tax benefits and an adjustment to additional paid-in capital for the difference.

The sale (or deemed sale) of LLC Units (or other membership interests) by certain of the Continuing Pre-IPO LLC Members in connection with this offering for $59.0 million will result in an increase in our allocable share of existing tax basis and tax basis adjustments, as a result of which a deferred tax asset in the amount of $20.1 million and a liability of $17.1 million, representing 85% of the tax benefits and an adjustment to additional paid-in capital for the difference.

If all of the Continuing Pre-IPO LLC Members were to exchange or redeem their remaining LLC Units, we would recognize a deferred tax asset of approximately $89.8 million and a related liability for payments under the TRA of approximately $76.3 million, assuming, among other factors: (i) all exchanges occurred on the same day; (ii) a price of $15.00 per share of Class A common stock; (iii) a constant corporate tax rate of 24.1%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; (v) Xponential Holdings, LLC is able to fully depreciate or amortize its assets; and (vi) no material changes in applicable tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions or exchanges, the price of our shares of Class A common stock at the time of the redemptions or exchanges and the tax rates then in effect.

As a result of this offering, we recorded a deferred tax asset of $107.0 million in the unaudited pro forma consolidated balance sheet as of March 31, 2021, as a result of the difference between the financial reporting value and the tax basis of Xponential Fitness Inc.’s investment in Xponential Fitness LLC. The Company analyzes the likelihood that its deferred tax assets will be realized. A valuation allowance is recorded if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion, or all, of a deferred tax asset related to acquiring its interest in Xponential Fitness LLC. Xponential Fitness Inc. has recognized a valuation allowance of $110.1 million. As of March 31, 2021, the net deferred tax liability of $3.1 million on the condensed consolidated balance sheets is related to book and tax basis differences for intangible assets with indefinite lives. In accordance with ASC 740-10-30-18, the deferred tax liability related to the intangible assets cannot be used to offset deferred tax assets when determining the amount of valuation allowance for deferred tax assets which are not more likely than not to be realized. This results in a net deferred tax liability, even though the company has a full valuation allowance on its other net deferred tax assets.

As of March 31, 2021, Xponential Fitness, Inc. has concluded based on applicable accounting standards and the weight of all available evidence, that it was more likely than not that its deferred tax assets subject to the TRA would not be realized. Except as noted below, Xponential Fitness, Inc. has not recorded a liability related to the tax savings it may realize from utilization of such deferred tax assets after concluding it was not probable that such TRA liability would be paid based on its estimates of future taxable income. As of March 31, 2021, the total TRA liability is approximately $33.9 million, of which only $4.6 million has been recorded on the balance sheet. This amount represents 85% of the amount that can reduce the indefinite lived intangible deferred tax liability noted in the paragraph above based on the TRA. The residual unrecorded TRA liability as of March 31, 2021 is approximately $29.3 million. If utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, Xponential Fitness, Inc. will record a liability related to the TRA, to the extent probable at that time, which will be recognized as expense within its consolidated statements of operations.

(6)

As described in “Organizational Structure,” we will become the managing member of Xponential Holdings LLC and will report a non-controlling interest related to the LLC Units held by the Continuing Pre-IPO LLC Members.

(7)

On March 24, 2021, H&W Franchise Holdings entered into a contribution agreement with Rumble Holdings LLC, Rumble Parent LLC and Rumble Fitness LLC to acquire certain rights and intellectual property of Rumble Fitness LLC (“Rumble”), to be used by H&W Franchise Holdings in connection with the franchise business under the “Rumble” trade name. As consideration, H&W Franchise Holdings (i) issued Class A Units equivalent to 1,300,033 shares of Class A common stock to Rumble Holdings LLC which are subject to forfeiture as provided in the contribution agreement, (ii) issued 61,573.5 Class A Units equivalent to 2,024,446 shares of Class A common stock to Rumble Holdings LLC which are subject to vesting as provided in the contribution agreement. Following the closing of this offering and the related reorganization, after which Rumble Parent LLC will hold vested and unvested shares of Class A common stock, and prior to the vesting and/or forfeiture of certain equity instruments issued to Rumble Holdings LLC, the instruments will be treated as a liability on our balance sheet. For purposes of the unaudited pro forma balance sheet as of March 31, 2021, we have assumed that forfeitable and vesting shares have a fair value of $32.8 million on March 31, 2021, based on the estimated share price of $15 per share. We have assumed an initial liability on March 31, 2021, will be recorded for the fair value with a corresponding reduction to additional paid-in capital. For purposes of the unaudited pro forma consolidated statement of operations, we have assumed there is no change in the fair value of those shares during the periods presented and therefore there is no adjustment to the proforma consolidated statement of operations.

In connection with the contribution agreement, H&W Franchise Holdings agreed to provide debt financing to the sellers. The $10.6 million outstanding receivable from the sellers will be recorded as a receivable from shareholder with a corresponding increase in additional paid-in capital.

(8)	The following is a reconciliation of the offering pro forma adjustments impacting Additional paid-in capital:

Amount
Net proceeds from offering, excluding par value	$199,997
Payment of estimated offering costs, excluding amounts previously paid	(16,630)
Adjustment from recognition of TRA and deferred tax liability	(7,646)
Reclassification of deferred offering costs	(4,435)
Reclassification of member’s equity	72,346
Rumble contingent consideration	(32,778)
Rumble note receivable from shareholder	10,600
Non-controlling interest	(103,138)

$118,316

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of our Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the Pre-IPO LLC Members.

We have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units redeemed or exchanged their LLC Units for a corresponding number of newly-issued shares of Class A common stock (the “Assumed Redemption,”) in order to more meaningfully present the dilutive impact on the investors in this offering.

Our pro forma net tangible book value (deficit) as of March 31, 2021 would have been approximately ($247.3) million, or ($6.74) per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, in each case after giving effect to the Reorganization Transactions and based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), assuming that the Continuing Pre-IPO LLC Members redeem or exchange all of their LLC Units for newly-issued shares of our Class A common stock on a one-for-one basis (assuming 13.3 million shares of Class A common stock are sold in this offering).

After giving effect to the Reorganization Transactions, assuming that the Continuing Pre-IPO LLC Members elect to have all of their LLC Units redeemed for newly-issued shares of our Class A common stock on a one-for-one basis, and after giving further effect to the sale of 13.3 million shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the use of the net proceeds from this offering, our pro forma as adjusted net tangible book value (deficit) would have been approximately ($147.5) million, or ($2.95) per share, representing an immediate increase in net tangible book value of $17.95 per share to existing equity holders and an immediate dilution in net tangible book value of $15.00 per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price		$15.00
Pro forma net tangible book value per share as of March 31, 2021	$(6.74)
Increase in pro forma net tangible book value per share attributable to new investors	3.79

Pro forma adjusted net tangible book value per share after offering		(2.95)

Dilution in pro forma net tangible book value per share to new investors		$17.95

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the dilution per share to new investors by $1.00, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

To the extent the underwriters exercise their option to purchase additional shares of Class A common stock, there will be further dilution to new investors.

The following table illustrates, as of March 31, 2021 , after giving effect to the Assumed Redemption and the sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), the difference between the existing Pre-IPO LLC Members, and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and the estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Pre-IPO LLC Members	33,440,264	71%		$—	—%	$0.00
Investors purchasing shares of our Class A common stock in this offering	13,333,333	29%		200,000,000	100%	$15.00

Total	46,673,598	100%	$		100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $13.3 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

To the extent that any outstanding restricted stock units vest or the Convertible Preferred is converted or the liquidation preference is increased with respect to the Convertible Preferred, or we issue any securities or convertible securities in the future, investors will experience further dilution.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to holders of our Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto and the other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

Xponential Fitness is a curator of leading boutique fitness brands across multiple verticals. Our mission is to make highly specialized workouts in motivating, community-based environments accessible to everyone. Our diversified portfolio of brands spans a variety of popular fitness and wellness verticals, including Pilates, barre, cycling, rowing, yoga, running, stretch, dance and boxing. Collectively, our brands offer consumers engaging experiences that appeal to a broad range of ages, fitness levels and demographics. Across our system, over 850,000 unique consumers completed nearly 20 million workouts, including 19.2 million in-studio and live stream workouts and 0.5 million virtual workouts in 2020. The foundation of our business is built on strong partnerships with franchisees. We provide franchisees extensive support to help maximize the performance of their studios, while leveraging our corporate platform to accelerate growth and enhance profitability. We believe our unique combination of a multi-brand offering, resilient franchise model with strong unit economics and integrated platform has enabled us to build our leading market position in the large and growing U.S. boutique fitness industry.

We were formed in 2017 to build a portfolio of leading brands targeting distinct verticals within the fitness and wellness industry.

(1)	Global studios open and adjusted to reflect the Rumble acquisition.

As a franchisor, we benefit from multiple highly predictable and recurring revenue streams that enable us to scale our studio base in a capital efficient manner. As of March 31, 2021, 1,765 studios were open and franchisees were contractually committed to open an additional 1,391 studios in North America under existing franchise agreements on an adjusted basis to reflect historical information of the brands we have acquired. In addition, as of March 31, 2021, we had ten studios open internationally, and our master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 new studios in nine countries. Converting our current pipeline of licenses sold to open studios in North America would nearly double our existing franchised studio base. In 2019, 2020 and the three months ended March 31, 2021, we had no material revenue outside of the United States and no franchisee accounted for more than 5% of our revenue. We operate in one segment for financial reporting purposes.

The COVID-19 Pandemic

In March 2020, the World Health Organization declared COVID-19 a pandemic. By mid-March, the spread of COVID-19 significantly impacted the global economy, and prevented or restricted us and our employees, franchisees, members and suppliers from conducting business activities, as federal, state, local and foreign governments mandated stay-at-home orders, encouraged social distancing measures and implemented travel restrictions and prohibitions on non-essential activities and business. In response to the COVID-19 outbreak, franchisees temporarily closed almost all studios system-wide in mid-March 2020, although substantially all of our franchised studios have resumed operations as of March 31, 2021. Certain studios have had to re-close or are operating subject to capacity restrictions, and additional studios may have to re-close or further reduce capacity, pursuant to local guidelines. We also experienced lower license sales and delays in new studios openings due to the COVID-19 pandemic. However, we have continued opening studios throughout the COVID-19 pandemic and franchisees have opened 238 studios from March 31, 2020 through March 31, 2021.

Our proven operational model allowed us to provide robust support to franchisees during the COVID-19 pandemic and has led to no units permanently closed under our ownership. Even though studios were temporarily closed, franchisees maintained strong member loyalty, with many members maintaining actively paying accounts or putting their memberships “on hold.” Members who did not pay membership dues while “on hold” kept their agreements and maintained the ability to reactivate when studios reopened, mitigating high member cancellation rates. While studios were closed, we continued to generate revenue from franchise license and royalty payments as customers engaged with our digital platform services and purchased merchandise. We took significant action to support franchisees’ efforts to ensure they had access to resources that guided them on generating revenues and reducing operating costs, including a temporary reduction in marketing fund percentage collected.

The adverse effects of the COVID-19 pandemic have gradually begun to decrease in 2021. In the second quarter of 2021 in particular, as vaccination rates have increased substantially in the United States and restrictions on indoor fitness classes in most states have either been reduced or eliminated, franchisees’ membership visits have increased. As of June 30, 2021, our franchisees recovered to approximately 103% of actively paying members, relative to January 31, 2020 membership levels and membership visits were at 98% relative to January 31, 2020 (excludes Rumble). As of June 30, 2021, run-rate AUVs recovered to approximately 88% of January 31, 2020 levels (excludes Rumble).

As a result of the COVID-19 pandemic, we also took ownership of a number of studios. We are currently operating these studios while we actively seek to refranchise them, as operating company-owned studios is not a component of our business model. However, we may not be able to do so and we expect that if we have not been able to do so by December 31, 2021 we may choose to close most or all such studios to the extent they are not profitable at that time and would incur charges in connection therewith for asset impairment and lease termination, employee severance and related matters, which could adversely affect our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic adversely impacted our ability to generate revenue. A substantial portion of our revenue is derived from royalty fees, which were affected by the decline in system-wide sales as almost all of our franchised studios were temporarily closed beginning in mid-March 2020. New studio openings were also delayed. We also experienced a reduction in sales of new studio licenses and in installation of equipment in new studios. Additionally, we temporarily decreased our marketing fund fees from 2% to 1% of the sales of franchisees whose studios were closed due to the COVID-19 pandemic and related government mandates as part of our COVID-19 support response.

(1)

Represents run-rate AUVs for North American studios open for at least six months and adjusted for the Rumble acquisition. We calculate run-rate AUV as quarterly AUV multiplied by four, for studios that are at least six months old at the beginning of the respective quarter.

We cannot predict the ultimate degree to which, or period over which, we will continue to be affected by the COVID-19 pandemic or any significant resurgence. Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, we expect the pandemic to continue to adversely affect franchisees, at least through 2021, as well as our overall business, results of operations, cash flows and financial condition.

For a further discussion of the impacts of the COVID-19 pandemic on our business, see “Prospectus Summary—Impact of the COVID-19 Pandemic and Expected Recovery” and “Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations have been and are expected to continue to be materially adversely impacted by the ongoing COVID-19 pandemic.” The COVID-19 pandemic may also have the effect of heightening many of the other risks described in “Risk Factors.” The COVID-19 pandemic continues to evolve, and we will continue to monitor the situation closely.

Reorganization

Xponential Fitness, Inc. was formed for the purpose of, and has engaged to date only in activities in contemplation of this offering. Xponential Fitness, Inc. will be a holding company whose primary asset will be a controlling ownership interest in Xponential Holdings LLC. For more information regarding our reorganization and holding company structure, see “Organizational Structure—The Reorganization Transactions.” Upon completion of this offering, all of our business will be conducted through Xponential Holdings LLC and its consolidated subsidiaries, and the financial results of Xponential Holdings LLC and its consolidated subsidiaries will be included in the consolidated financial statements of Xponential Fitness, Inc. After the Reorganization Transactions, Xponential Holdings LLC will be taxed as a partnership for U.S. federal income tax purposes and, as a result, its members, including Xponential Fitness, Inc. will pay income taxes with respect to their allocable shares of its net taxable income.

We will acquire certain favorable tax attributes from the Blocker Companies in the Mergers. In addition, the IPO Contribution, the Class A-5 Unit Redemption, acquisitions by Xponential Fitness, Inc. of LLC Units from the Pre-IPO LLC Members in connection with this offering, future taxable redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes that will be allocated to us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future. The TRA will require Xponential Fitness, Inc. to pay in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize to the TRA parties. Furthermore, payments under the TRA may give rise to additional tax benefits and therefore additional payments under the TRA. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Rumble Acquisition

On March 24, 2021, H&W Franchise Holdings entered into a contribution agreement with Rumble Holdings LLC, Rumble Parent LLC and Rumble Fitness LLC to acquire certain rights and intellectual property of Rumble Fitness LLC (“Rumble”), to be used by H&W Franchise Holdings in connection with the franchise business under the “Rumble” trade name. Pursuant to this agreement, Rumble became a direct subsidiary of Rumble Parent LLC, which is owned by Rumble Holdings LLC, and H&W Franchise Holdings acquired certain rights and intellectual property of Rumble Holdings LLC, which beneficially held all of the issued and outstanding membership interests of Rumble. As consideration, H&W Franchise Holdings (i) issued Class A Units equivalent to 1,300,033 shares of Class A common stock to Rumble Holdings LLC, (ii) issued Class A Units equivalent to 2,024,446 shares of Class A common stock to Rumble Holdings LLC, which are subject to vesting and forfeiture as provided in the contribution agreement and (iii) assumed and discharged any liabilities arising from and after the closing date under the assigned contracts and acquired assets. H&W Franchise Holdings then contributed the Rumble assets to H&W Intermediate, which then immediately contributed the Rumble assets to us. As a result of this transaction, Rumble became a holder of 5% or more of the equity interests of H&W Franchise Holdings.

Following the closing of this offering and the related reorganization, and prior to the vesting and/or forfeiture of certain equity instruments issued to Rumble Holdings LLC, the instruments will likely be treated as a liability on our balance sheet instead of equity and will therefore be subject to a subsequent quarterly fair value remeasurement on a mark-to-market basis as a derivative liability. As a result, fluctuations in these quarterly liability valuations will impact our financial results following this offering in accordance with movements in our stock price, and the related valuation of the derivative liability that we will be required to make on a quarterly basis.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

•

Licensing new qualified franchisees, selling additional licenses to existing franchisees and opening studios. Our growth depends upon our success in licensing new studios to new and existing franchisees. We believe our success in attracting new franchisees and attracting existing franchisees to invest in additional studios has resulted from our diverse offering of attractive brands, corporate level support, training provided to franchisees and the opportunity to realize attractive returns on their invested capital. We believe our significant investments in centralized systems and infrastructure help support new and existing franchisees. To continue to attract qualified new franchisees, sell additional studios to existing franchisees and assist franchisees in opening their studios, we plan to continue to invest in our brands to enable them to deliver positive consumer experiences and in our integrated services at the brand level to support franchisees.

•

Timing of studio openings. Our revenue growth depends to a significant extent on the number of studios that are open and operating. Many factors affect whether a new studio will be opened on time, if at all, including the availability and cost of financing, selection and availability of suitable studio locations, delays in hiring personnel as well as any delays in equipment delivery or installation. To the extent franchisees are unable to open new studios on the timeline we anticipate, we will not realize the revenue growth that we expect. We believe our investments in centralized systems and infrastructure, including real estate site selection, studio build-out and design assistance help enable franchisees to open studios, and we plan to continue to invest in our systems to continue to provide assistance during the opening process.

•

Increasing same store sales. Our long-term revenue prospects are driven in part by franchisees’ ability to increase same store sales. Several factors affect our same store sales in any given period, including the number of stores that have been in operation for a significant period of time, growth in total memberships and marketing and promotional efforts. We expect to continue to seek to grow same store sales and AUVs by helping franchisees acquire new members, increase studio utilization and drive increased spend from consumers. We also intend to expand ancillary revenue streams, such as our digital platform offerings and retail merchandise.

•

International expansion. We continue to invest in increasing the number of franchisees outside of North America. We have developed strong relationships and executed committed development contracts with master franchisees to propel our international growth. We plan to continue to invest in these relationships and seek new relationships and opportunities in countries that we have targeted for expansion.

•

Consumer demand and competition for discretionary income. Our revenue and future success will depend in part on the attractiveness of our brands and the services provided by franchisees relative to other fitness and entertainment options available to consumers. Our franchisees’ AUVs are dependent upon the performance of studios and may be impacted by reduced capacity as a result of the COVID-19 pandemic. Macroeconomic factors generally, and economic factors affecting a particular geographic territory, may also impact the returns generated by franchisees and therefore impact our operating results.

Key Performance Indicators

In addition to our GAAP financial statements, we regularly review the following key metrics to measure performance, identify trends, formulate financial projections, compensate our employees, and monitor our business. While we believe that these metrics are useful in evaluating our business, other companies may not use similar metrics or may not calculate similarly titled metrics in a consistent manner. See “Basis of Presentation.”

The following table sets forth our key performance indicators for the years ended December 31, 2018, 2019 and 2020 and three months ended March 31, 2020 and 2021:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	($ in thousands)
System-wide sales	$389,251	$560,361	$442,148	$160,023	$131,610
Number of new studio openings in North America	258	400	241	56	53
Number of studios operating in North America (cumulative total as of period end)	1,071	1,471	1,712	1,527	1,765
Number of licenses sold in North America (cumulative total as of period end)	2,086	3,009	3,273	3,139	3,371
Number of licenses contractually obligated to be sold internationally (cumulative total as of period end)	34	489	593	548	693
AUV (LTM as of period end)	$399	$449	$283	$453	$257
Same store sales	8%	9%	(34%)	0%	(24%)
Adjusted EBITDA	$(10,621)	$16,474	$9,807	$8,083	$3,557

All metrics above are presented on an adjusted basis to reflect historical information of the brands we acquired and therefore includes time periods during which certain of the brands were operated by our predecessors. We acquired Club Pilates and CycleBar in September 2017, Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Pure Barre in October 2018, Stride in December 2018 and Rumble in March 2021.

System-Wide Sales

System-wide sales represent gross sales by all studios. System-wide sales includes sales by franchisees that are not revenue realized by us in accordance with GAAP. While we do not record sales by franchisees as revenue, and such sales are not included in our consolidated financial statements, this operating metric relates to our revenue because we receive approximately 7% and 2% of the sales by franchisees as royalty revenue and marketing fee revenue, respectively. We believe that this operating measure aids in understanding how we derive our royalty revenue and marketing fee revenue and is important in evaluating our performance. System-wide sales growth is driven by new studio openings and increases in same store sales. Management reviews system-wide sales monthly, which enables us to assess changes in our franchise revenue, overall studio performance, the health of our brands and the strength of our market position relative to competitors.

Number of New Studio Openings

The number of new studio openings reflects the number of studios opened in North America during a particular reporting period. We consider a new studio to be open once the studio begins offering classes. Opening new studios is an important part of our growth strategy. New studios may not generate material revenue in the early period following an opening and their revenue may not follow historical patterns. Management reviews the number of new studio openings in order to help forecast operating results and to monitor studio opening processes.

Number of Studios Operating

In addition to the number of new studios opened during a period, we track the number of total studios operating in North America at the end of a reporting period. We view this metric on a net basis to take account of any studios that may have closed during the reporting period. While nearly all our franchised studios are licensed to franchisees, from time to time we own and operate a limited number of studios (typically as we take possession of a studio following a franchisee ceasing to operate it and as we prepare it to be licensed to a new franchisee). Management reviews the number of studios operating at a given point in time in order to help forecast system-wide sales, franchise revenue and other revenue streams.

Licenses Sold

The number of licenses sold in North America and globally reflect the cumulative number of licenses sold by us (or, outside of North America, by our master franchisees), since inception through the date indicated. Licenses contractually obligated to open refer to licenses sold net of opened studios and terminations. Licenses contractually obligated to be sold internationally reflect the number of licenses that master franchisees are contractually obligated to sell to franchisees outside of North America under master franchise agreements. The number of licenses sold is a useful indicator of the number of studios that have opened and that are expected to open in the future, which management reviews in order to monitor and forecast our revenue streams. Of the franchisees that opened their first studio in 2019, on average it took approximately 12.2 months from signing the franchise agreement to open. Of the franchisees that opened their first studio in 2020, on average it took approximately 14.6 months from signing the franchise agreement to open. The length of time increased during 2020 due to COVID-related opening restrictions. Management also reviews the number of licenses sold in North America and the number of licenses contractually obligated to be sold internationally in order to help forecast studio growth and system-wide sales.

Average Unit Volume

AUV consists of the average sales for the trailing 12 calendar months for all studios in North America that have been open for at least 13 calendar months as of the measurement date. AUV is calculated by dividing sales during the applicable period for all studios being measured by the number of studios being measured. AUV growth is primarily driven by changes in same store sales and is also influenced by new studio openings. Management reviews AUV to assess studio economics.

Same Store Sales

Same store sales refer to period-over-period sales comparisons for the base of studios. We define the same store sales base to include studios in North America that have been open for at least 13 calendar months as of the measurement date. Any transfer of ownership of a studio does not affect this metric. We measure same store sales based solely upon monthly sales as reported by franchisees. This measure highlights the performance of existing studios, while excluding the impact of new studio openings. Management reviews same store sales to assess the health of the franchised studios.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as tools for comparison. A reconciliation is provided below for the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

We believe that the non-GAAP financial measures presented below, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook.

Adjusted EBITDA

We define adjusted EBITDA as EBITDA (net income/loss before interest, taxes, depreciation and amortization), adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation, acquisition and transaction expenses (income) (including change in contingent consideration), management fees and expenses (that will be discontinued after this offering), integration and related expenses and litigation expenses (consisting of legal and related fees for specific proceedings that arise outside of the ordinary course of our business) that we do not believe reflect our underlying business performance and affect comparability. EBITDA and adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

We believe that adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that we do not believe reflect our underlying business performance.

We believe that adjusted EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations because it eliminates the impact of other items that we believe reduce the comparability of our underlying core business performance from period to period and is therefore useful to our investors in comparing the core performance of our business from period to period.

The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted EBITDA for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Net loss	$(42,478)	$(37,134)	$(13,640)	$(1,949)	$(4,750)
Interest expense, net	6,197	15,919	21,065	7,896	4,328
Income taxes	73	164	369	162	201
Depreciation and amortization	3,513	6,386	7,651	1,814	2,055

EBITDA	(32,695)	(14,665)	15,445	7,923	1,834
Equity-based compensation	1,969	2,064	1,751	418	222
Acquisition and transaction expenses (income)	18,095	7,948	(10,990)	(774)	350
Management fees and expenses	847	557	795	220	192
Integration and related expenses	467	15,022	386	296	—
Litigation expenses	696	5,548	2,420	—	959

Adjusted EBITDA	$(10,621)	$16,474	$9,807	$8,083	$3,557

Key Components of Results of Operations

Revenue

Our revenue consists of franchise revenue, equipment revenue, merchandise revenue, franchise marketing fund revenue and other service revenue. We consider royalty revenue, marketing fund revenue and certain of our other service revenue items recurring revenue. The following is a brief description of the components of our revenue.

Franchise revenue includes revenue we earn from our franchise agreements and area development agreements. Our performance obligation under the franchise license is granting certain rights to access our intellectual property. Our franchise agreements typically operate under ten-year terms with the option to renew for up to two additional five-year renewal terms. We determined the renewal options are neither qualitatively nor quantitatively material and do not represent a material right. Initial franchise fees are a non-refundable fixed fee, and in the case of franchisees who purchase multiple licenses, there is a pre-established discount applied, which is stated in either the franchise agreement or area development agreement. Initial franchise fees are typically collected upon signing of the franchise agreement or area development agreement. Initial franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over the franchise life, which we have determined to be ten years (or five years in the case of a renewal) as we fulfill our promise to grant the franchisee the rights to access and benefit from our intellectual property and to support and maintain the intellectual property. Royalty revenue represents royalties earned from each of the studios in accordance with the franchise disclosure document and the franchise agreement for use of the various brands’ names, processes and procedures. The royalty rate in the franchise agreement is typically 7% of the gross sales of each location operated by each franchisee. Royalties are billed and recognized as franchisee sales occur. We also earn fees for providing access to third party technology solutions to the franchisee for a fixed, monthly fee and for providing coach training services. Transfer fees are paid to us when one franchisee transfers a franchise agreement to a different franchisee. Transfers fees are recognized as revenue on a straight-line basis over the term of the new or assumed franchise agreement, unless the original franchise agreement for an existing studio is terminated, in which case the transfer fee is recognized immediately.

We also sell authorized equipment to franchisees for use in the studios. Equipment revenue includes equipment revenue for new studios, installation of equipment and replacement equipment for existing studios. Franchisees are required to purchase all studio equipment from us, or vendors approved by us.

Merchandise revenue is generated from the sale of branded and non-branded merchandise to franchisees for retail sales to members at the studios. For certain non-branded merchandise sales, we earn a commission to facilitate the transaction between franchisee and the supplier.

We also collect a marketing fee of 2% of gross sales from all franchisees. We use the marketing fees for advertising, marketing, market research, product development, public relations programs and related materials.

Other service revenue includes our digital platform revenue earned from subscriptions to our web-based classes, commissions earned from certain of franchisees’ use of preferred vendors and vouchers sold through third parties allowing trial classes at local studios operated by franchisees, all of which we consider recurring revenue. Our strategy is for all our franchised studios to be licensed to franchisees; however, we may own and operate a limited number of studios at any given time and revenue from those studios is included in other service revenue. As a result of the COVID-19 pandemic, we took ownership of a larger number of studios in 2020 than we have taken in previous years. As of December 31, 2020, we had ownership of 40 studios, compared to 14 and four studios as of December 31, 2018 and 2019, respectively. As of March 31, 2021, we had ownership of 49 studios. We also consider revenue from our company-owned studios to be recurring revenue.

Costs of Revenue

Costs of product revenue primarily consists of cost of equipment and merchandise and related freight charges. Costs of franchise and service revenue primarily includes commissions paid to brokers and sales personnel related to the signing of franchise agreements, travel and personnel expenses related to the on-site training provided to the franchisees, hosting expenses related to our digital platform revenue and expenses related to the purchase of technology packages and the related monthly fees. Certain of our brokerage contracts were with wholly owned subsidiaries of St. Gregory Holdco, LLC (“STG”), which was a wholly owned subsidiary of H&W Intermediate, which owned all our outstanding LLC Units before the consummation of the Reorganization Transactions. During the years ended December 31, 2018 and 2019, we recorded $9.3 million and $10.9 million, respectively, of deferred commission costs paid to STG and Montgomery Venture Investments, LLC (“MVI”), which is being recognized over the initial ten-year franchise agreement term. Effective as of October 1, 2019, we no longer have brokerage contracts with subsidiaries of STG and instead employ a direct salesforce. See “Certain Relationships and Related Party Transactions—Brokerage Contracts.”

Operating Expenses

We primarily incur the following operating expenses: selling, general and administrative expenses; depreciation and amortization; marketing fund expense and acquisition and transaction expenses.

Selling, general and administrative expenses include costs associated with administrative and franchisee support functions related to our existing business, as well as growth and development activities. These costs primarily consist of payroll, professional and legal expenses, occupancy expenses, management fees, travel expenses and convention expenses. Marketing fund expenses include advertising, marketing, market research, product development, public relations programs and materials that benefit the brands. Acquisition and transaction expenses primarily include costs directly related to the acquisition of businesses, which include expenditures for advisory, legal, valuation, accounting and similar services, in addition to amounts recorded for changes in contingent consideration.

Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and higher expenses for insurance, investor relations and professional services. We expect our selling, general and administrative expenses will increase in absolute dollars as our business grows.

Cash Flows

We generate a significant portion of our cash flows from royalties and various fees related to transactions involving our franchised studios. We collect our royalties and certain other fees through our third- party hosted system-wide point-of-sale system. Royalties, franchise marketing fund fees and certain other fees are deducted on a recurring basis monthly. Franchisees are responsible for maintaining the billing records and collection of dues for their respective studios through the point-of-sale system. Royalties and franchise marketing fund fees are based on monthly billings for the studios without regard to the collections of those billings by franchisees. Merchandise and equipment sales to new and existing studios also generate significant cash flows.

Discussion of Results of Operations

The following table presents our consolidated audited results of operations for the years ended December 31, 2018, 2019 and 2020 and unaudited results of operations for the three months ended March 31, 2020 and 2021.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Revenue, net:
Franchise revenue	$19,852	$47,364	$48,056	$14,847	$13,755
Equipment revenue	22,646	40,012	20,642	6,735	4,066
Merchandise revenue	9,575	22,215	16,648	5,064	4,232
Franchise marketing fund revenue	3,745	8,648	7,448	2,697	2,483
Other service revenue	3,446	10,891	13,798	2,444	4,529

Total revenue, net	59,264	129,130	106,592	31,787	29,065
Operating costs and expenses:
Costs of product revenue	22,901	41,432	25,727	8,098	5,344
Costs of franchise and service revenue	3,127	5,703	8,392	2,082	2,319
Selling, general and administrative expenses	44,551	80,495	60,917	11,873	16,602
Depreciation and amortization	3,513	6,386	7,651	1,814	2,055
Marketing fund expense	3,285	8,217	7,101	2,585	2,616
Acquisition and transaction expenses (income)	18,095	7,948	(10,990)	(774)	350

Total operating costs and expenses	95,472	150,181	98,798	25,678	29,286

Operating income (loss)	(36,208)	(21,051)	7,794	6,109	(221)
Other (income) expense:
Interest income	(56)	(168)	(345)	(90)	(95)
Interest expense	6,253	16,087	21,410	7,986	4,423

Total other expense	6,197	15,919	21,065	7,896	4,328

Loss before income taxes	(42,405)	(36,970)	(13,271)	(1,787)	(4,549)

Income taxes	73	164	369	162	201

Net loss	$(42,478)	$(37,134)	$(13,640)	$(1,949)	$(4,750)

The following table presents our consolidated results of operations for the years ended December 31, 2018, 2019 and 2020 and three months ended March 31, 2020 and 2021 as a percentage of revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
Revenue:
Franchise revenue	33.5%	36.7%	45.1%	46.7%	47.3%
Equipment revenue	38.2%	31.0%	19.4%	21.2%	14.0%
Merchandise revenue	16.2%	17.2%	15.6%	15.9%	14.6%
Franchise marketing fund revenue	6.3%	6.7%	7.0%	8.5%	8.5%
Other service revenue	5.8%	8.4%	12.9%	7.7%	15.6%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Costs of product revenue	38.6%	32.1%	24.1%	25.5%	18.4%
Costs of franchise and service revenue	5.3%	4.4%	7.9%	6.5%	8.0%
Selling, general and administrative expenses	75.2%	62.3%	57.1%	37.4%	57.1%
Depreciation and amortization	5.9%	4.9%	7.2%	5.7%	7.1%
Marketing fund expense	5.5%	6.4%	6.7%	8.1%	9.0%
Acquisition and transaction expenses (income)	30.5%	6.2%	(10.3%)	(2.4%)	1.2%

Total operating costs and expenses	161.0%	116.3%	92.7%	80.8%	100.8%

Operating income (loss)	(61.1%)	(16.3%)	7.3%	19.2%	(0.8%)
Other (income) expense
Interest income	0.1%	0.1%	0.3%	0.3%	0.3%
Interest expense	10.6%	12.5%	20.1%	25.1%	15.2%

Total other expense	10.5%	12.4%	19.8%	24.8%	14.9%

Loss before income taxes	71.6%	28.7%	12.5%	5.6%	15.7%
Income taxes	0.1%	0.1%	0.3%	0.5%	0.7%

Net loss	71.7%	28.8%	12.8%	6.1%	16.3%

Note: Totals may not add due to rounding.

Three Months Ended March 31, 2020 versus 2021

The following is a discussion of our consolidated results of operations for the three months ended March 31, 2020 versus the three months ended March 31, 2021.

Revenue

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Franchise revenue	$14,847	$13,755
Equipment revenue	6,735	4,066
Merchandise revenue	5,064	4,232
Franchise marketing fund revenue	2,697	2,483
Other service revenue	2,444	4,529

Total revenue	$31,787	$29,065

Total revenue. Total revenue was $29.1 million in the three months ended March 31, 2021, compared to $31.8 million in the three months ended March 31, 2020, a decrease of $2.7 million, or 8.6%. The decrease in total revenue was primarily due to a decrease in equipment revenue, which was due to the decrease in new studio openings caused by the COVID-19 pandemic.

Franchise revenue. Franchise revenue was $13.8 million in the three months ended March 31, 2021, compared to $14.8 million in the three months ended March 31, 2020, a decrease of $1.0 million, or 7.4%. Franchise revenue consisted of franchise royalty fees of $8.5 million, training fees of $1.4 million, franchise territory fees of $2.6 million and technology fees of $1.2 million in the three months ended March 31, 2021, compared to franchise royalty fees of $10.0 million, training fees of $1.8 million, franchise territory fees of $2.3 million and technology fees of $0.7 million in the three months ended March 31, 2020. The decrease in franchise royalty fees was primarily due to a 24% decrease in same store sales due in large part to the continuing impact of the COVID-19 pandemic, including capacity restrictions at certain studios, which also contributed to the decrease in training fees, partially offset by 245 new studio openings since March 31, 2020, which contributed to the increase in franchise territory fees and technology fees. The number of new studio openings does not reflect the number of new studios Rumble opened in the first quarter of 2021.

Equipment revenue. Equipment revenue was $4.1 million in the three months ended March 31, 2021, compared to $6.7 million in the three months ended March 31, 2020, a decrease of $2.7 million, or 39.6%. Most equipment revenue is recognized in the period that a new studio opens. In the three months ended March 31, 2020, a larger number of equipment installations occurred than studio openings, as studio openings for which equipment installations occurred in March were delayed due to the impact of COVID-19. The number of new studio openings does not reflect the number of new studios Rumble opened in the three months ended March 31, 2020 and 2021.

Merchandise revenue. Merchandise revenue was $4.2 million in the three months ended March 31, 2021, compared to $5.1 million in the three months ended March 31, 2020, a decrease of $0.8 million, or 16.4%. The decrease was due primarily to reduced member visits to franchisee studios due to the continuing impact of the COVID-19 pandemic.

Franchise marketing fund revenue. Franchise marketing fund revenue was $2.5 million in the three months ended March 31, 2021, compared to $2.7 million in the three months ended March 31, 2020, a decrease of $0.2 million, or 7.9%. The decrease was primarily due to a decrease in same store sales, partially offset by 52 new studio openings in the first quarter of 2021, excluding one new studio Rumble opened in 2021.

Other service revenue. Other service revenue was $4.5 million in the three months ended March 31, 2021, compared to $2.4 million in the three months ended March 31, 2020, an increase of $2.1 million, or 85.3%. The increase was primarily due to a $0.3 million increase in our digital platform revenue, a $0.6 million increase in other preferred vendor commission revenue and a $1.2 million increase in revenue from company-owned studios.

Operating Costs and Expenses

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Costs of product revenue	$8,098	$5,344
Costs of franchise and service revenue	2,082	2,319
Selling, general and administrative expenses	11,873	16,602
Depreciation and amortization	1,814	2,055
Marketing fund expense	2,585	2,616
Acquisition and transaction expenses (income)	(774)	350

Total operating costs and expenses	$25,678	$29,286

Costs of product revenue. Costs of product revenue was $5.3 million in the three months ended March 31, 2021, compared to $8.1 million in the three months ended March 31, 2020, a decrease of $2.8 million, or 34.0%. The decrease was consistent with the decrease in equipment and merchandise revenue in 2021.

Costs of franchise and service revenue. Costs of franchise and service revenue was $2.3 million in the three months ended March 31, 2021, compared to $2.1 million in the three months ended March 31, 2020, an increase of $0.2 million, or 11.4%. The increase was primarily due to an increase in costs related to technology fee revenue, consistent with the related revenue increase.

Selling, general and administrative expenses. Selling, general and administrative expenses were $16.6 million in the three months ended March 31, 2021, compared to $11.9 million in the three months ended March 31, 2020, an increase of $4.7 million, or 39.8%. The increase was primarily attributable an increase in salaries and wages and occupancy expenses of $1.9 million and $1.3 million, respectively, primarily related to the increase in number of company-owned studios; and $2.0 million reduction in settlement income recognized in 2020. These increases were partially offset by decreases in other variable expenses in 2021.

Depreciation and amortization. Depreciation and amortization expense was $2.1 million in the three months ended March 31, 2021, compared to $1.8 million in the three months ended March 31, 2020, an increase of $0.2 million, or 13.3%. The increase was due primarily to an increase in assets related to company-owned studios.

Marketing fund expense. Marketing fund expense was $2.6 million in the three months ended March 31, 2021 and 2020 and is consistent with the insignificant change in franchise marketing fund revenue.

Acquisition and transaction expenses (income). Acquisition and transaction expenses (income) were $0.4 million in the three months ended March 31, 2021, compared to ($0.8) million in the three months ended March 31, 2020, a change of $1.1 million, or 145.2%. These expenses (income) represent the non-cash change in contingent consideration related to 2017 and 2018 business acquisitions and $0.2 million of expense in 2021 related to the acquisition of Rumble.

Other (Income) Expense, net

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Interest income	$(90)	$(95)
Interest expense	7,986	4,423

Total other expense, net	$7,896	$4,328

Interest income. Interest income primarily consists of interest on notes receivable and was insignificant in each of the three-month periods ended March 31, 2020 and 2021.

Interest expense. Interest expense was $4.4 million in the three months ended March 31, 2021, compared to $8.0 million in the three months ended March 31, 2020, a decrease of $3.6 million, or 44.6%. Interest expense consists of interest on notes payable and long-term debt, accretion of earn-out liabilities and amortization of deferred loan costs. The decrease was due primarily to $1.5 million of prepayment and other penalties incurred in the three months ended March 31, 2020 and a write off of $1.8 million of deferred loan costs related to our credit agreement with Monroe Capital Management Advisors, LLC, which was replaced with a new credit facility in March 2020.

Income Taxes

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Income taxes	$162	$201

Income taxes. Income taxes were $0.2 million in each of the three-month periods ended March 31, 2021 and 2020.

Year Ended December 31, 2019 versus 2020

The following is a discussion of our consolidated results of operations for the year ended December 31, 2019 versus the year ended December 31, 2020.

Revenue

	Year Ended December 31,
	2019	2020
	(in thousands)
Franchise revenue	$47,364	$48,056
Equipment revenue	40,012	20,642
Merchandise revenue	22,215	16,648
Franchise marketing fund revenue	8,648	7,448
Other service revenue	10,891	13,798

Total revenue	$129,130	$106,592

Total revenue. Total revenue was $106.6 million in the year ended December 31, 2020, compared to $129.1 million in the year ended December 31, 2019, a decrease of $22.5 million, or 17.5%. The decrease in total revenue was primarily due to a decrease of $19.4 million of equipment revenue, which was due to the decrease in new studio openings caused by the COVID-19 pandemic and to a lesser extent merchandise revenue due to temporary studio closures and reduced usage during 2020 as a result of the COVID-19 pandemic.

Franchise revenue. Franchise revenue was $48.1 million in the year ended December 31, 2020, compared to $47.4 million in the year ended December 31, 2019, an increase of $0.7 million, or 1.5%. Franchise revenue consisted of franchise royalty fees of $28.5 million, training fees of $5.8 million, franchise territory fees of $9.8 million and technology fees of $4.0 million in 2020, compared to franchise royalty fees of $33.9 million, training fees of $6.6 million, franchise territory fees of $5.4 million and technology fees of $1.5 million in 2019. The decrease in franchise royalty fees was primarily due to a 34% decrease in same store sales due in large part to temporary studio closures, partially offset by 240 new studio openings in 2020, which contributed to the increase in franchise territory fees and technology fees. The number of new studio openings does not reflect the number of new studios Rumble opened in 2020.

Equipment revenue. Equipment revenue was $20.6 million in the year ended December 31, 2020, compared to $40.0 million in the year ended December 31, 2019, a decrease of $19.4 million, or 48.4%. The decrease was primarily attributable to 240 new studio openings in 2020, compared to 394 new studio openings in 2019. The decrease in the number of new studio openings was due to the COVID-19 pandemic, including government mandated closures of in-person fitness studios. Most of the equipment revenue is recognized in the period that a new studio opens. The number of new studio openings in 2019 and 2020 do not reflect the number of new studios Rumble opened in 2019 and 2020.

Merchandise revenue. Merchandise revenue was $16.6 million in the year ended December 31, 2020, compared to $22.2 million in the year ended December 31, 2019, a decrease of $5.6 million, or 25.1%. The decrease was due primarily to temporary studio closures in 2020 due to the COVID-19 pandemic.

Franchise marketing fund revenue. Franchise marketing fund revenue was $7.4 million in the year ended December 31, 2020, compared to $8.6 million in the year ended December 31, 2019, a decrease of $1.2 million, or 13.9%. The decrease was primarily due to a 34% decrease in same store sales, and a temporary reduction in the marketing fund percentage collected from 2% to 1% of the sales of franchisees whose studios were closed due to the COVID-19 pandemic and related government mandates as part of our COVID-19 support response, partially offset by 240 new studio openings in 2020. The number of new studio openings does not reflect the number of new studios Rumble opened in 2020.

Other service revenue. Other service revenue was $13.8 million in the year ended December 31, 2020, compared to $10.9 million in the year ended December 31, 2019, an increase of $2.9 million, or 26.7%. The increase was primarily due to a $2.2 million increase in our digital platform revenue and a $1.4 million increase in other preferred vendor commission revenue, partially offset by a $0.6 million decrease in revenue from company-owned studios.

Operating Costs and Expenses

	Year Ended December 31,
	2019	2020
	(in thousands)
Costs of product revenue	$41,432	$25,727
Costs of franchise and service revenue	5,703	8,392
Selling, general and administrative expenses	80,495	60,917
Depreciation and amortization	6,386	7,651
Marketing fund expense	8,217	7,101
Acquisition and transaction expenses (income)	7,948	(10,990)

Total operating costs and expenses	$150,181	$98,798

Costs of product revenue. Costs of product revenue was $25.7 million in the year ended December 31, 2020, compared to $41.4 million in the year ended December 31, 2019, a decrease of $15.7 million, or 37.9%. The decrease was consistent with the decrease in equipment and merchandise revenue in 2020.

Costs of franchise and service revenue. Costs of franchise and service revenue was $8.4 million in the year ended December 31, 2020, compared to $5.7 million in the year ended December 31, 2019, an increase of $2.7 million, or 47.2%. The increase was primarily due to an increase in amortized franchise territory sales commissions, technology fees and our digital platform costs, consistent with related revenue increases, including the $2.5 million increase in technology fees, $2.2 million increase in our digital platform revenue and a $1.4 million increase in other preferred vendor commission revenue.

Selling, general and administrative expenses. Selling, general and administrative expenses were $60.9 million in the year ended December 31, 2020, compared to $80.5 million in the year ended December 31, 2019, a decrease of $19.6 million, or 24.3%. The decrease was primarily attributable a reduction in variable expenses in response to the impact of the COVID-19 pandemic on our business, including a $5.7 million decrease in variable marketing and promotion, which includes advertising and convention expenses, a $1.3 million decrease in travel expenses, and a $15.5 million decrease in studio support expense, primarily related to a decrease in costs to integrate businesses acquired in 2018, which included updating existing Pure Barre studios for consistency with our standards. These decreases were partially offset by an increase in salaries and wages and occupancy expenses of $1.1 million and $0.8 million, respectively, primarily related to studios acquired in 2020 and a $0.8 million increase in bad debt expense.

Depreciation and amortization. Depreciation and amortization expense was $7.7 million in the year ended December 31, 2020, compared to $6.4 million in the year ended December 31, 2019, an increase of $1.3 million, or 19.8%. The increase was due primarily to depreciation expense related to property and equipment placed in service during the year ended December 31, 2020, including our new digital platform and assets related to company-owned studios.

Marketing fund expense. Marketing fund expense was $7.1 million in the year ended December 31, 2020, compared to $8.2 million in the year ended December 31, 2019, a decrease of $1.1 million, or 13.6%. The decrease was consistent with the decrease in franchise marketing fund revenue.

Acquisition and transaction expenses (income). Acquisition and transaction expenses (income) were ($11.0) million in the year ended December 31, 2020, compared to $7.9 million in the year ended December 31, 2019, a change of $18.9 million, or 238.3%. These expenses (income) represent the non-cash change in contingent consideration related to 2017 and 2018 business acquisitions.

Other (Income) Expense, net

	Year Ended December 31,
	2019	2020
	(in thousands)
Interest income	$(168)	$(345)
Interest expense	16,087	21,410

Total other expense, net	$15,919	$21,065

Interest income. Interest income primarily consists of interest on notes receivable and was insignificant in each of the years ended December 31, 2019 and 2020.

Interest expense. Interest expense was $21.4 million in the year ended December 31, 2020, compared to $16.1 million in the year ended December 31, 2019, an increase of $5.3 million, or 33.1%. Interest expense consists of interest on notes payable and long-term debt, accretion of earn-out liabilities and amortization of deferred loan costs. The increase was due primarily to a $2.6 million increase in amortization of debt issuance costs and a $4.2 million increase in interest on long-term debt due primarily to a higher average outstanding debt balance in 2020, partially offset by a $1.5 million decrease in earn-out accretion.

Income Taxes

	Year Ended December 31,
	2019	2020
	(in thousands)
Income taxes	$164	$369

Income taxes. Income taxes were $0.4 million in the year ended December 31, 2020, compared to $0.2 million in the year ended December 31, 2019.

Year Ended December 31, 2018 versus 2019

The following is a discussion of our consolidated results of operations for the year ended December 31, 2018 versus the year ended December 31, 2019.

Revenue

	Year Ended December 31,
	2018	2019
	(in thousands)
Franchise revenue	$19,852	$47,364
Equipment revenue	22,646	40,012
Merchandise revenue	9,575	22,215
Franchise marketing fund revenue	3,745	8,648
Other service revenue	3,446	10,891

Total revenue	$59,264	$129,130

Total revenue. Total revenue was $129.1 million in the year ended December 31, 2019, compared to $59.3 million in the year ended December 31, 2018, an increase of $69.8 million, or 117.7%. Total revenue from businesses acquired in 2018 was $6.0 million and $38.4 million in the years ended December 31, 2018 and 2019, respectively.

Franchise revenue. Franchise revenue was $47.4 million in the year ended December 31, 2019, compared to $19.9 million in the year ended December 31, 2018, an increase of $27.5 million, or 138.2%. Franchise revenue consisted of franchise royalty fees of $33.9 million, training fees of $6.6 million, franchise territory fees of $5.4 million and technology fees of $1.5 million in 2019, compared to franchise royalty fees of $14.5 million, training fees of $2.6 million, franchise territory fees of $1.6 million and technology fees of $1.2 million in 2018. The increase was primarily due to 394 new studio openings in 2019, a 10% increase in same store sales and a full year of revenue in 2019 from businesses acquired in 2018. The number of new studio openings does not reflect the number of new studios Rumble opened in 2018 and 2019.

Equipment revenue. Equipment revenue was $40.0 million in the year ended December 31, 2019, compared to $22.6 million in the year ended December 31, 2018, an increase of $17.4 million, or 77.0%. The increase was primarily attributable to 394 new studio openings in 2019, compared to 260 new studio openings in 2018. The majority of equipment revenue is recognized in the period that a new studio opens. The number of new studio openings in 2018 and 2019 do not reflect the number of new studios Rumble opened in 2018 and 2019.

Merchandise revenue. Merchandise revenue was $22.2 million in the year ended December 31, 2019, compared to $9.6 million in the year ended December 31, 2018, an increase of $12.6 million, or 131.3%. The increase was due primarily to 394 new studio openings in 2019 and a full year of revenue in 2019 from businesses acquired in 2018. The number of new studio openings does not reflect the number of new studios Rumble opened in 2019.

Franchise marketing fund revenue. Franchise marketing fund revenue was $8.6 million in the year ended December 31, 2019, compared to $3.7 million in the year ended December 31, 2018, an increase of $4.9 million, or 132.4%. The increase was primarily due to new studio openings in 2019, a 10% increase in same store sales and a full year of revenue in 2019 from businesses acquired in 2018.

Other service revenue. Other service revenue was $10.9 million in the year ended December 31, 2019, compared to $3.4 million in the year ended December 31, 2018, an increase of $7.5 million, or 220.6%. The increase was primarily due to a $2.5 million increase in our digital platform revenue, a $1.5 million increase in revenue from company-owned studios and a $3.5 million increase in other preferred vendor commission revenue attributable to new studio openings in 2019.

Operating Costs and Expenses

	Year Ended December 31,
	2018	2019
	(in thousands)
Costs of product revenue	$22,901	$41,432
Costs of franchise and service revenue	3,127	5,703
Selling, general and administrative expenses	44,551	80,495
Depreciation and amortization	3,513	6,386
Marketing fund expense	3,285	8,217
Acquisition and transaction expenses	18,095	7,948

Total operating costs and expenses	$95,472	$150,181

Costs of product revenue. Costs of product revenue was $41.4 million in the year ended December 31, 2019, compared to $22.9 million in the year ended December 31, 2018, an increase of $18.5 million, or 80.8%. The increase was consistent with the increase in equipment and merchandise revenue in the year ended December 31, 2019.

Costs of franchise and service revenue. Costs of franchise and service revenue was $5.7 million in the year ended December 31, 2019, compared to $3.1 million in the year ended December 31, 2018, an increase of $2.6 million, or 83.9%. The increase was primarily due to an increase in amortized franchise territory sales commissions, technology fees and on-demand costs.

Selling, general and administrative expenses. Selling, general and administrative expenses were $80.5 million in the year ended December 31, 2019, compared to $44.6 million in the year ended December 31, 2018, an increase of $35.9 million, or 80.5%. The increase was primarily attributable to an increase of $14.6 million in costs to integrate businesses acquired in 2018 primarily to update existing Pure Barre studios for consistency with our standards, an increase in salaries and wages of $9.7 million primarily related to acquired businesses and an increase in legal and accounting expense of $7.5 million due primarily to non-recurring litigation expenses in 2019.

Depreciation and amortization. Depreciation and amortization expense was $6.4 million in the year ended December 31, 2019, compared to $3.5 million in the year ended December 31, 2018, an increase of $2.9 million, or 82.9%. The increase was due primarily to a full year of amortization of intangible assets in 2019 attributable to 2018 business acquisitions and, to a lesser extent, an increase in depreciation expense related to an increase in purchases of property and equipment during the year ended December 31, 2019 to support our growth.

Marketing fund expense. Marketing fund expense was $8.2 million in the year ended December 31, 2019, compared to $3.3 million in the year ended December 31, 2018, an increase of $4.9 million, or 148.5%. The increase was consistent with the increase in franchise marketing fund revenue.

Acquisition and transaction expenses (income). Acquisition and transaction expenses were $7.9 million in the year ended December 31, 2019, compared to $18.1 million in the year ended December 31, 2018, a decrease of $10.2 million, or 56.4%. The 2019 expenses represent the non-cash change in contingent consideration related to 2017 and 2018 business acquisitions. The 2018 acquisition and transaction expenses include $3.2 million in expenses related to costs incurred in connection with the acquisition of businesses in 2018 and $14.9 million in non-cash change in contingent consideration related to 2017 business acquisitions. The decrease was the result of there being no business acquisitions in 2019 and the decrease in change in contingent consideration from acquisitions, which was primarily attributable to the majority of milestones related to 2017 acquisitions being reached in 2018, and fewer milestones related to 2018 acquisitions.

Other (Income) Expense, net

	Year Ended December 31,
	2018	2019
	(in thousands)
Interest income	$(56)	$(168)
Interest expense	6,253	16,087

Total other expense, net	$6,197	$15,919

Interest income. Interest income primarily consists of interest on notes receivable and was insignificant in each of the years ended December 31, 2018 and 2019.

Interest expense. Interest expense was $16.1 million in the year ended December 31, 2019, compared to $6.3 million in the year ended December 31, 2018, an increase of $9.8 million, or 155.6%. Interest expense consists of interest on notes payable and long-term debt, accretion of earn-out liabilities and amortization of deferred loan costs. The increase was due primarily to a $1.4 million increase in earn-out accretion and an $8.1 million increase in interest on long-term debt due primarily to a higher average outstanding debt balance in 2019.

Income Taxes

	Year Ended December 31,
	2018	2019
	(in thousands)
Income taxes	$73	$164

Income taxes. Income taxes were $0.2 million in the year ended December 31, 2019, compared to $0.1 million in the year ended December 31, 2018.

Liquidity and Capital Resources

As of March 31, 2021, we had $6.3 million of cash and cash equivalents, excluding $1.0 million of restricted cash for marketing fund purposes.

We require cash principally to fund day-to-day operations, finance capital investments, service our outstanding debt and address our working capital needs. Based on our current level of operations and anticipated growth, we believe that our available cash balance, the cash generated from our operations, and amounts available under our credit facility will be adequate to meet our anticipated debt service requirements and obligations under our TRA, capital expenditures, payment of tax distributions and working capital needs for at least the next twelve months. Our ability to continue to fund these items and continue to reduce debt could be adversely affected by the occurrence of any of the events described under “Risk Factors.” There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, including our credit facility, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance the credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Credit Facility

On April 19, 2021, we entered into a Financing Agreement with Wilmington Trust, National Association, as administrative agent and collateral agent, and MSD XPO Partners, LLC, MSD PCOF Partners XXXIX, LLC and DESALKIV Cayman C-2, Ltd. (f/k/a DELALV Cayman C-2, Ltd.) as the lenders (the “Credit Agreement”), which consists of a $212 million senior secured term loan facility (the “Term Loan Facility”, and the loans thereunder, the “Term Loan”). Affiliates of MSD XPO Partners, LLC, MSD PCOF Partners XXXIX, LLC and DESALKIV Cayman C-2, Ltd. (f/k/a DELALV Cayman C-2, Ltd.) have also separately agreed to purchase our Convertible Preferred. Our obligations under the Credit Agreement are guaranteed by Xponential Intermediate Holdings, LLC and certain of our material subsidiaries, and are secured by substantially all of the assets of Xponential Intermediate Holdings, LLC and certain of our material subsidiaries.

Under the Credit Agreement, we are required to make: (i) monthly payments of interest on the Term Loan and (ii) quarterly principal payments equal to 0.25% of the original principal amount of the Term Loan. Borrowings under the Term Loan Facility bear interest at a per annum rate of, at our option, either (a) the LIBOR Rate (as defined in the Credit Agreement) plus a margin of 6.50% or (b) the Reference Rate (as defined in the Credit Agreement) plus a margin of 5.50%.

The Credit Agreement also contains mandatory prepayments of the Term Loan with: (i) 50% of Xponential Intermediate Holdings, LLC and its subsidiaries’ Excess Cash Flow (as defined in the Credit Agreement), subject to certain exceptions; (ii) 100% of the net proceeds of certain asset sales and insurance/condemnation events, subject to reinvestment rights and certain other exceptions; (iii) 100% of the net proceeds of certain extraordinary receipts, subject to reinvestment rights and certain other exceptions; (iv) 100% of the net proceeds of any incurrence of debt, excluding certain permitted debt issuances; and (v) up to $60 million of net proceeds in connection with an initial public offering of at least $200 million, subject to certain exceptions.

All voluntary prepayments and certain mandatory prepayments of the Term Loan made (i) on or prior to the first anniversary of the closing date are subject to a 2.00% premium on the principal amount of such prepayment and (ii) after the first anniversary of the closing date and on or prior to the second anniversary of the closing date are subject to a 0.50% premium on the principal amount of such prepayment. Otherwise, the Term Loan may be paid without premium or penalty, other than customary breakage costs with respect to LIBOR Rate Term Loan.

The Credit Agreement contains customary affirmative and negative covenants, including, among other things: (i) to maintain certain total leverage ratios, liquidity levels and EBITDA levels (in each case, as discussed further in the Credit Agreement); (ii) to use the proceeds of borrowings only for certain specified purposes; (iii) to refrain from entering into certain agreements outside of the ordinary course of business, including with respect to consolidation or mergers; (iv) restricting further indebtedness or liens; (v) restricting certain transactions with our affiliates; (vi) restricting investments; (vii) restricting prepayments of subordinated indebtedness; (viii) restricting certain payments, including certain payments to our affiliates or equity holders and distributions to equity holders; and (ix) restricting the issuance of equity.

The Credit Agreement also contains customary events of default, which could result in acceleration of amounts due under the Credit Agreement. Such events of default include, subject to the grace periods specified therein, our failure to pay principal or interest when due, our failure to satisfy or comply with covenants, a change of control, the imposition of certain judgments and the invalidation of liens we have granted.

The proceeds of the Term Loan were used to repay principal, interest and fees outstanding under our prior financing agreement (including a prepayment penalty of approximately $1.9 million) and for working capital and other corporate purposes. Principal payments of the Term Loan of $0.53 million are due quarterly.

PPP Loan

In April 2020, we entered into a promissory note (the “PPP Loan”) with Citizens Business Bank under the Paycheck Protection Program of the CARES Act pursuant to which Citizens Business Bank agreed to make a loan to us in the amount of approximately $3.7 million. The PPP Loan matures in April 2022, bears interest at a rate of 1.0% per annum and requires no payments during the first 16 months from the date of the loan. On June 10, 2021, we were notified that the SBA had forgiven the PPP loan in full.

Convertible Preferred

The Preferred Investors have entered into an agreement with us pursuant to which they have agreed to purchase $200 million of shares of our Convertible Preferred in a private placement. The Convertible Preferred will have a conversion price equal to $18.00 (assuming an initial public offering price of $15.00 per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus)) and will be mandatorily convertible under certain circumstances and redeemable at the option of the holder beginning on the date that is eight years from the consummation of this offering or upon a change of control. Dividends will be payable in cash quarterly at a rate of 6.5% per annum or, at our option, in lieu of cash dividends, we can increase to the liquidation preference of the Convertible Preferred at a rate of 7.5% per annum.

Cash Flows

The following table presents summary audited cash flow information for the years ended December 31, 2018, 2019 and 2020 and unaudited cash flow information for the three months ended March 31, 2020 and 2021:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities	$836	$1,548	$(728)	$970	$(200)
Net cash used in investing activities	(24,431)	(9,779)	(4,601)	(974)	(1,649)
Net cash provided by financing activities	31,488	6,361	7,289	(765)	(2,100)

Net increase (decrease) in cash	$7,893	$(1,870)	$1,960	$(769)	$(3,949)

Cash Flows from Operating Activities

In the three months ended March 31, 2021, cash used in operating activities was $0.2 million, compared to cash provided of $1.0 million in the three months ended March 31, 2020, a decrease in cash provided of $1.2 million. Of the change, $4.0 million was due to a higher net loss adjusted for non-cash items. This amount was largely offset by the following changes in cash flows from operating assets and liabilities:

•	accounts payable, accrued expenses and other liabilities increased $3.0 million due to timing of payments;

•	deferred revenue decreased $1.2 million due to a decrease in sales of additional franchises;

•

current assets, excluding deferred costs, decreased $0.2 million due primarily to a decrease in accounts receivable, partially offset by increases in inventories and prepaid expenses and other current assets; and

•	deferred costs increased $1.3 million due to a decrease in sales of additional franchises.

In 2020, cash used in operating activities was $0.7 million, compared to cash provided of $1.5 million in 2019, a decrease in cash provided of $2.2 million. Of the change, $7.2 million was due to a lower net loss adjusted for non-cash items. This amount was more than offset by the following changes in cash flows from operating assets and liabilities:

•	accounts payable, accrued expenses and other liabilities decreased $6.5 million due to timing of payments;

•	deferred revenue decreased $28.1 million due to a decrease in sales of additional franchises;

•	current assets, excluding deferred costs, increased $8.0 million due primarily to an increase in accounts receivable; and

•	deferred costs increased $17.3 million due to a decrease in sales of additional franchises.

In 2019, cash provided by operating activities was $1.5 million, compared to $0.8 million in 2018, an increase of $0.7 million. Of the increase, $5.5 million was due to a lower net loss adjusted for non-cash items. This amount was largely offset by the following changes in cash flows from operating assets and liabilities:

•	accounts payable, accrued expenses and other liabilities decreased $3.8 million due to timing of payments;

•	deferred revenue increased $8.1 million due to sales of additional franchises;

•	current assets, excluding deferred costs, decreased $4.7 million due primarily to an increase in accounts receivable; and

•	deferred costs decreased $4.3 million due to sales of additional franchises.

Cash Flows from Investing Activities

In the three months ended March 31, 2021, cash used in investing activities was $1.6 million, compared to $1.0 million in the three months ended March 31, 2020, an increase of $0.6 million. The increase was primarily attributable to an increase in cash used to purchase property and equipment, intangible assets and company-owned studios, partially offset by a decrease in cash used to fund notes receivable.

In 2020, cash used in investing activities was $4.6 million, compared to $9.8 million in 2019, a decrease of $5.2 million. The decrease was primarily attributable to a decrease in cash used to purchase property and equipment and to fund notes receivable.

In 2019, cash used in investing activities was $9.8 million, compared to $24.4 million in 2018, a decrease of $14.6 million. The decrease was primarily attributable to a $15.2 million decrease in cash used to acquire businesses.

Cash Flows from Financing Activities

In the three months ended March 31, 2021, cash used in financing activities was $2.1 million, compared to $0.8 million in the three months ended March 31, 2020, an increase in cash used of $1.3 million. The increase was primarily attributable to a decrease in net borrowings on our line of credit and long-term debt of $20.9 million, a decrease in member contributions of $17.3 million, a decrease in net receipts from member and affiliates of $30.3 million, partially offset by decreases in distributions to member of $62.6 million and in payment of debt issuance costs of $4.8 million.

In 2020, cash provided by financing activities was $7.3 million, compared to $6.4 million in 2019, an increase of $0.9 million. The increase was primarily attributable to an increase in net borrowings on our line of credit and long-term debt of $21.0 million, member contributions in 2020 of $27.3 million, net receipts from member and affiliates of $31.0 million partially offset by distributions to member of $73.2 million in 2020 and an increase in payment of debt issuance costs of $5.0 million.

In 2019, cash provided by financing activities was $6.4 million, compared to $31.5 million in 2018, a decrease of $25.1 million. The decrease was primarily attributable to a decrease in net borrowings on our line of credit and long-term debt of $22.2 million, a decrease in net loans from a related party of $3.2 million and payment of contingent consideration in 2019 of $1.7 million, partially offset by a decrease in payment of debt issuance costs of $1.5 million and a decrease in net advances to member and affiliates of $0.5 million.

Receivables from H&W Intermediate

As described in Note 9 to our consolidated financial statements included elsewhere in this prospectus, as of December 31, 2018, we had a receivable from H&W Intermediate related to advances to H&W Intermediate, funds provided to STG for operating expenses and debt service aggregating $31.3 million. No interest income was received or accrued by us related to these receivables.

The amount due from H&W Intermediate also included the STG long-term debt balance of $13.2 million. As described in Note 8 to our consolidated financial statements included elsewhere in this prospectus, we and STG were jointly and severally liable for borrowings under the Prior Credit Agreement. During 2018, we began servicing the STG portion of the debt and determined STG did not have the ability to repay its portion of the loan. Therefore, the total outstanding debt was recognized in our consolidated financial statements at December 31, 2018. The aggregate receivable from H&W Intermediate at December 31, 2019 was $31.7 million, which was repaid in February 2020. During 2020, we provided additional net funds to STG of $1.5 million, which is recorded as a reduction to member’s equity at December 31, 2020.

As of December 31, 2019, and 2020, these receivables from H&W Intermediate are reflected on our consolidated financial statements as a reduction to equity of $31.7 million and $1.5 million, respectively, as we determined that H&W Intermediate had no plan to repay these amounts in the foreseeable future. As described in Note 9 to our consolidated financial statements included elsewhere in this prospectus, in February 2020 H&W Intermediate contributed $49.4 million to us, of which $32.2 million was in satisfaction of the receivable outstanding at the date of the payment and the remainder was a contribution. Also, in February 2020, we returned $19.4 million of the contribution to H&W Intermediate, which was recorded as a distribution.

Post-Offering Taxation and Expenses

After the Reorganization Transactions, Xponential Holdings LLC will be taxed as a partnership for federal income tax purposes and, as a result, its members, including Xponential Fitness, Inc. will pay income taxes with respect to their allocable shares of its net taxable income. In addition to tax expenses, we also will incur expenses related to our operations, plus we will be required to make payments under the TRA which may be significant. We intend to cause Xponential Holdings LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the TRA. See “Organizational Structure—Amended and Restated LLC Agreement” and “Organizational Structure—Tax Receivable Agreement.”

Tax Receivable Agreement

Under the Amended LLC Agreement, holders of LLC Units (other than us) will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Xponential Holdings LLC to redeem or exchange their LLC Units for shares of our Class A common stock on a one-for-one basis or, at our election, cash. We will succeed to the share of the existing tax basis that Xponential Holdings LLC has in its assets that is allocable to the redeemed or exchanged units, which may reduce the amount of tax that we would otherwise be required to pay in the future. In addition, Xponential Holdings LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Code”), effective for each taxable year in which a redemption or exchange of LLC Units for shares of Class A common stock or cash occurs, which is expected to result in increases to the tax basis of the assets of Xponential Holdings LLC at the time of a redemption or exchange of LLC Units. These increases in tax basis may also reduce the amount of tax that we would otherwise be required to pay in the future. We also expect that certain NOLs and other tax attributes will be available to us as a result of the Mergers.

Upon the completion of this offering, we will enter into a TRA, pursuant to which we generally will be required to pay to the TRA parties in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. These payment obligations are obligations of Xponential Fitness, Inc. and not of Xponential Holdings LLC.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Contractual Obligations and Commitments
	(in thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	$46,576	$6,319	$11,974	$11,418	$16,865
Debt, principal(2)	186,891	5,795	8,996	172,100	—
Debt, interest(3)	59,652	14,845	28,637	16,170	—
Contingent consideration payments(4)	11,413	3,313	8,100	—	—

Total	$304,532	$30,272	$57,707	$199,688	$16,865

(1)	We lease our facilities under non-cancelable operating leases.

(2)

Represents scheduled debt obligation payments on debt outstanding as of December 31, 2020. In April 2021, this debt was replaced with $212 million borrowed on the Credit Agreement described above. Does not reflect the repayment of approximately $125 million of outstanding borrowings under our Term Loan we expect to repay with the proceeds of this offering.

(3)	Represents scheduled interest payments.

(4)

Includes current and noncurrent estimated contingent consideration liabilities at December 31, 2020, based on expected achievement dates for earn-out targets, which includes the following contingent consideration: (i) $2.1 million to be paid to Stretch Lab LLC in quarterly payments of $0.7 million; (ii) $1.0 million payable to Yoga 6 Company, LLC for achievement of certain performance milestones of Yoga Six, payable in 12 monthly installments beginning in January 2021; (iii) up to $0.2 million payable to Studio Tread, Inc. upon the achievement of certain performance milestones for Stride; and (iv) $7.5 million payable to MVI for the achievement of certain performance milestones for CycleBar, as amended in March 2020, including accrued interest of $0.6 million at December 31, 2020. Excludes change of control earn-out amounts for which payment date and amount of payment are not estimable, including the change of control payment we agreed to pay to the sellers of Row House in the event of a change control. The recorded liability for change of control earn-outs at December 31, 2020 is $0.3 million.

Off-Balance Sheet Arrangements

As of December 31, 2020 and March 31, 2021, we did not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk on our borrowing under our credit facility. We have a LIBOR-based floating rate borrowing under our credit facility, which exposes us to variability in interest payments due to changes in the reference interest rate.

As of December 31, 2020, we had $183.2 million of borrowings outstanding under our credit facility which bears interest on a floating basis tied to LIBOR and therefore subject to changes in the associated interest expense. The effect of an immediate hypothetical 10% change in interest rates would not have a material effect on our consolidated financial statements.

Foreign Currency Exchange Risk

As we expand internationally, our results of operations and cash flows may become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Our revenue is denominated primarily in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which are primarily in the United States. As of December 31, 2020, the effect of a 10% adverse change in exchange rates on foreign denominated cash and cash equivalents, receivables and payables would not have been material for the period presented. As our operations in countries outside of the United States grow, our results of operations and cash flows may be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. To date, we have not entered into any material foreign currency hedging contracts, although we may do so in the future.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements including those that involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are those that are most important to our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above. For a more detailed summary of our significant accounting policies, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Our contracts with customers consist of franchise agreements with franchisees. We also enter into agreements to sell merchandise and equipment, training, digital platform services and membership to company-owned studios. Our revenue consists of franchise revenue, merchandise revenue and franchise marketing fund revenue which we consider recurring revenue, as well as equipment revenue and other service revenue. In addition, we earn on-demand revenue, service revenue and other revenue.

Each of our primary sources of revenue and their respective revenue policies are discussed further below.

Franchise revenue: We enter into franchise agreements for each studio. Our performance obligation under the franchise license is granting certain rights to access our intellectual property; all other services we provide under the franchise agreement are highly interrelated, not distinct within the contract, and therefore accounted for as a single performance obligation, which is satisfied over the term of each franchise agreement. Those services include initial development, operational training, preopening support and access to our technology throughout the franchise term. Fees generated related to the franchise license include development fees, royalty fees, marketing fees, technology fees and transfer fees which are discussed further below. Variable fees are not estimated at contract inception, and are recognized as revenue when invoiced, which occurs monthly. We have concluded that our agreements do not contain any financing components.

Franchise development fee revenue: Our franchise agreements typically operate under ten-year terms with the option to renew for up to two additional five-year successor terms. We determined the renewal options are neither qualitatively nor quantitatively material and do not represent a material right. Initial franchise fees are non-refundable and are typically collected upon signing of the franchise agreement. Initial franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over the franchise life, which we have determined to be ten years (and five years for renewals) as we fulfill our promise to grant the franchisee the rights to access and benefit from our intellectual property and to support and maintain the intellectual property.

We may enter into an area development agreement with certain franchisees. Area development agreements are for a territory in which a developer has agreed to develop and operate a certain number of franchise locations over a stipulated period of time. The related territory is unavailable to any other party and is no longer marketed to future franchisees by us. Depending on the number of studios purchased, under franchise agreements or area development agreements, the initial franchise fee ranges from $60,000 (single studio), to $350,000 (ten studios) and is paid to us when a franchisee signs the area development agreement. Area development fees are initially recorded as deferred revenue. The development fees are allocated to the number of studios purchased under the development agreement. The revenue is recognized on a straight-line basis over the franchise life for each studio under the development agreement. Development fees and franchise fees are generally recognized as revenue upon the termination of the development agreement with the franchisee.

We may enter into master franchise agreements with master franchisees, under which the master franchisee sells licenses to franchisees in one or more countries outside of North America. The master franchise agreements generally provide a ten-year period under which the master franchisee may sell licenses. The master franchise agreement term ends on the earlier of the expiration or termination of the last franchise agreement sold by the master franchisee. Initial master franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over 20 years.

Franchise royalty fee revenue: Royalty revenue represents royalties earned from each of the franchised studios in accordance with the franchise disclosure document and the franchise agreement for use of the various brands’ names, processes and procedures. The royalty rate in the franchise agreement is typically 7% of the gross sales of each location operated by each franchisee. Royalties are billed on a monthly basis. The royalties are entirely related to our performance obligation under the franchise agreement and are billed and recognized as franchisee sales occur.

Technology fees: We may provide access to third-party or other proprietary technology solutions to the franchisee for a fee. The technology solution may include various software licenses for statistical tracking, scheduling, allowing club members to record their personal workout statistics, music and technology support. We bill and recognize the technology fee as earned each month as the technology solution service is performed.

Transfer fees: Transfer fees are paid to us when one franchisee transfers a franchise agreement to a different franchisee. Transfer fees are recognized as revenue on a straight-line basis over the term of the new or assumed franchise agreement, unless the original franchise agreement for an existing studio is terminated, in which case the transfer fee is recognized immediately.

Training revenue: We provide coach training services either through direct training of the coaches who are hired by franchisees or by providing the materials and curriculum directly to the franchisees who utilize the materials to train their hired coaches. Direct training fees are recognized over time as training is provided. Training fees for materials and curriculum are recognized at the point in time of delivery of the materials.

We also offer coach training and final coach certification through online classes. Fees received by us for online class training are recognized as revenue over time for the twelve-month period that we are obligated to provide access to the online training content.

Franchise marketing fund revenue: Franchisees are required to pay marketing fees of 2% of their gross sales. The marketing fees are collected by us monthly and are to be used for the advertising, marketing, market research, product development, public relations programs and materials deemed appropriate to benefit brands. Our promise to provide the marketing services funded through the marketing fund is considered a component of our performance obligation to grant the franchise license. We bill and recognize marketing fund fees as revenue each month as gross sales occur. Marketing fund expenses are recognized as incurred, and any marketing fund expenditures in excess of marketing fund fees are reclassified as selling, general and administrative expenses in the consolidated statements of operations.

Equipment and Merchandise Revenue

The following revenues are generated as a result of transactions with or related to franchisees.

Equipment revenue: We also sell authorized equipment to franchisees to be used in the franchised studios. Certain franchisees may prepay for equipment, and in that circumstance, the revenue is deferred until delivery. Equipment revenue is recognized when control of the equipment is transferred to the franchisee, which is at the point in time when delivery and installation of the equipment at the studio is complete.

Merchandise revenue: We sell branded and non-branded merchandise to franchisees for retail sales to members at studios. For branded merchandise sales, the performance obligation is satisfied at the point in time of shipment of the ordered branded merchandise to the franchisee. For such branded merchandise sales, we are the principal in the transaction as we control the merchandise prior to it being delivered to the franchisee. We record branded merchandise revenue and related costs upon shipment on a gross basis. Franchisees have the right to return and/or receive credit for defective merchandise. Returns and credit for defective merchandise were not significant for the years ended December 31, 2019 and 2020 or the three months ended March 31, 2020 and 2021.

For certain non-branded merchandise sales, we earn a commission to facilitate the transaction between the franchisee and the supplier. For such non-branded merchandise sales, we are the agent in the transaction, facilitating the transaction between the franchisee and the supplier, as we do not obtain control of the non-branded merchandise during the order fulfillment process. We record non-branded merchandise commissions revenue at the time of shipment.

Other Service Revenue

Service revenue: For company-owned studios, our distinct performance obligation is to provide the fitness classes to the member. Revenue from company-owned studios has been very limited as we typically only own a limited number of studios and only for a short period of time pending the resale of the licenses to a franchisee. The company-owned studios sell memberships by individual class and by class packages. Revenue from the sale of classes and class packages for a specified number of classes are recognized over time as the member attends and utilizes the classes. Revenues from the sale of class packages for an unlimited number of classes are recognized over time on a straight-line basis over the duration of the contract period.

Digital platform revenue: We grant subscribers access to an online platform, which contains a library of virtual classes that is continually updated, through monthly or annual subscription packages. Revenue is recognized over time on a straight-line basis over the subscription period.

Other revenue: We sold vouchers through third parties allowing up to four trial classes at local studios operated by franchisees. We recognized revenue at the time the vouchers were redeemed, as third parties provided monthly reports detailing purchases and redemptions with submission of funds. We no longer sell vouchers and as of December 31, 2018, we had no vouchers outstanding for which we would continue to recognize revenue.

Additionally, we earn commission income from certain of our franchisees’ use of certain preferred vendors other than from merchandise and equipment described above. In these arrangements, we are the agent as we are not primarily responsible for fulfilling the orders. Commissions are earned and recognized at the point in time the vendor ships the product to franchisees.

Sales taxes, value added taxes and other taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue. We account for shipping and handling as activities to fulfill the promise to transfer the good. Therefore, shipping and handling fees that are billed to customers, who are primarily franchisees, are recognized in revenue and the associated shipping and handling costs are recognized in cost of product sold as soon as control of the goods transfers to the customer.

Contract Costs

Contract costs consist of deferred commissions resulting from franchise and area development sales by third-party and affiliate brokers and sales personnel. The total commission charged by the broker is deferred at the point of a franchise sale. The commissions are evenly split among the number of studios purchased under the development agreement and begin to be amortized when a subsequent franchise agreement is executed. The commissions are recognized on a straight-line basis over the initial ten-year franchise agreement term to align with the recognition of the franchise agreement or area development fees.

Business Combinations

We account for business combinations using the acquisition method of accounting, which results in the assets acquired and liabilities assumed being recorded at fair value.

The valuation methodologies used are based upon the nature of the asset or liability. The significant assets and liabilities measured at fair value include intangible assets and deferred revenue. The fair value of trademarks is estimated by following the relief from royalty method. The fair value of franchise agreements and customer relationships is based upon following the excess earnings method. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved.

Amortization of definite-lived trademarks, franchise agreements and customer relationships is recorded over the estimated useful lives of the assets using the straight-line method, which we believe approximates the period during which we expect to receive the related benefits.

Consideration for certain business combinations during the year ended December 31, 2018 and the three months ended March 31, 2021 included the issuance of H&W Franchise Holdings’ shares. The shares were valued using factors including recent equity recapitalizations of H&W Franchise Holdings, comparable industry transactions, adjusted EBITDA multiples ranging from 14.1x to 23.6x and the estimated fair value of our reporting units. Assuming there had been a 10% increase in the fair value of the H&W Franchise Holdings shares contributed goodwill would have increased by approximately $4.3 million in 2018 and $2.0 million in the three months ended March 31, 2021.

Acquisition-Related Contingent Consideration

Some of the business combinations that we have consummated include contingent consideration to be potentially paid based upon the occurrence of future events, such as the achievement of franchise studio openings and change of control earn-outs. Acquisition-related contingent consideration associated with a business combination is initially recognized at fair value and remeasured each reporting period, with changes in fair value recorded in the consolidated statement of operations. The estimates of fair value involve the use of acceptable valuation methods, such as probability-weighted discounted cash flow analysis, and contain uncertainties as they require assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration result from several factors including changes in the timing and amount of revenue estimates, changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria and changes in discount rates. A change in any of these assumptions could produce a different fair value, which could have a material impact on our results of operations. Assuming there had been a 10% increase in the fair value of operational or change of control distribution valuations, contingent consideration would have increased by $0.2 million, $0.8 million and $1.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. Changes would have been less than $0.1 million in each of the three-month periods ended March 31, 2020 and 2021.

Impairment of Long-Lived Assets, Including Goodwill and Intangible Assets

Goodwill has been assigned to our reporting units for purposes of impairment testing. Our nine reporting units are each of the brand names under which we sell franchises. We test for impairment of goodwill annually or sooner whenever events or circumstances indicate that goodwill might be impaired. The annual impairment test is performed as of the first day of our fourth quarter. The annual goodwill test begins with a qualitative assessment, where qualitative factors and their impact on critical inputs are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that a reporting unit has an indication of impairment based on the qualitative assessment, we are required to perform a quantitative assessment. We generally determine the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach. If the carrying value exceeds the estimate of fair value a write-down is recorded. We calculate impairment as the excess of the carrying value of goodwill over the estimated fair value.

We test for impairment of indefinite-lived trademarks annually or sooner whenever events or circumstances indicate that trademarks might be impaired. We first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the trademarks is less than the carrying amount. In the absence of sufficient qualitative factors, trademark impairment is determined utilizing a two-step analysis. The two-step analysis involves comparing the fair value to the carrying value of the trademarks. We determine the estimated fair value using a relief from royalty approach. If the carrying amount exceeds the fair value, we impair the trademarks to their fair value.

We assess potential impairments to our long-lived assets, which include property and equipment and amortizable intangible assets, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

There were no impairment charges recorded during the years ended December 31, 2018, 2019 or 2020 or the three months ended March 31, 2020 or 2021. The estimated fair value of the respective reporting units substantially exceeds their carrying value.

Equity-Based Compensation

We have equity-based compensation plans under which we receive services from our employees as consideration for equity instruments, including phantom units and profit interest units on H&W Franchise Holdings. The compensation expense is determined based on the fair value of the award as of the grant date. To value the underlying H&W units, we utilized a discounted cash flow analysis, a market approach of comparable companies in our industry and a comparable acquisitions analysis. The market approach involves companies in our industry that we determine to be comparable. Comparable acquisitions analysis involves analyzing sales of controlling interests in companies that we determine are comparable. In conducting this valuation, we also took into consideration recent valuation reports of third-party valuation specialists prepared for us, as well as any significant internal and external events occurring subsequent to those reports that may have caused the value of the units to increase or decrease since the dates of those reports. Estimates used in our valuation of equity-based compensation are highly complex and subjective. Valuations and estimates of our common stock value will no longer be necessary once we are a publicly traded company, at which point we will rely on market price to determine the market value of our shares.

Compensation expense for time-based units is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. Compensation expense for performance-based units will be recorded when the performance targets are met.

Emerging Growth Company

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board (the “FASB”) or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

In the course of preparing the financial statements that are included in this prospectus, our independent registered public accountants identified certain material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to lack of adequate anti-fraud programs or formalized controls, and the lack of design and implementation of general information technology controls or other controls over information provided by third-party service providers. For more information, see “Risk Factors—Risks Related to Our Class A Common Stock and this Offering—We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.”

We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including implementing anti-fraud programs and formalized policies and processes. These additional procedures are designed to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to enhance our internal control. With the oversight of senior management, we have begun taking steps to remediate the underlying causes of the material weaknesses, though there can be no assurance that we will be successful in doing so.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2020, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

BUSINESS

Overview

Xponential Fitness is a curator of leading boutique fitness brands across multiple verticals. Our mission is to make highly specialized workouts in motivating, community-based environments accessible to everyone. We are the largest boutique fitness franchisor in the United States with over 1,750 studios operating across nine distinct brands. Our diversified portfolio of brands spans a variety of fitness and wellness verticals, including Pilates, barre, cycling, stretch, rowing, yoga, boxing, dance and running. By leveraging our network of over 1,400 franchisees, we are able to capitalize on popular and proven fitness modalities to rapidly and efficiently expand boutique fitness experiences globally. Collectively, our brands offer consumers engaging experiences that appeal to a broad range of ages, fitness levels and demographics. Across our system, over 850,000 unique consumers completed nearly 20 million in-studio, live stream and virtual workouts in 2020.

The foundation of our business is built on strong partnerships with franchisees. We provide franchisees with extensive support to help maximize the performance of their studios and enhance their return on investment. In turn, this partnership accelerates our growth and increases our profitability. We believe our unique combination of a scaled multi-brand offering, resilient franchise model with strong unit economics and integrated platform has enabled us to build our leading market position in the large and growing U.S. boutique fitness industry.

Our Market Leading Brand Portfolio

◾ Largest Pilates brand, created with the vision to make Pilates more accessible, approachable and welcoming to everyone ◾ 633 studios	◾ Largest barre brand; offers an effective, low-impact workout for all ages and fitness levels ◾ 589 studios	◾ Largest indoor cycling brand, offering an inclusive low-impact/high intensity indoor cycling experience for all ages and experience levels ◾ 226 studios

◾ First to offer 1x1 assisted stretching classes ◾ Highly complementary with our other brands ◾ 109 studios	◾ Largest rowing brand, offering full body/low impact workout which has revolutionized the way people view indoor rowing ◾ 87 studios	◾ Largest franchised yoga brand, dedicated to the evolution and modernization of yoga ◾ 93 studios

◾ Boxing-based concept offering a 10-round, high energy cardio workout split between boxing drills and resistance training ◾ 13 studios	◾ Dance-based cardio concept founded by celebrity trainer Anna Kaiser combining dance, intervals and strength training ◾ 20 studios	◾ Treadmill-based cardio and strength workout, offering coached interval running classes for all fitness levels ◾ 5 open studios

Note: Studio counts as of March 31, 2021.

We carefully built the Xponential Fitness brand portfolio through a series of acquisitions, targeting select health and wellness verticals. In curating our portfolio, we identified brands with exceptional programming and a loyal consumer base which we believed would benefit from our operational expertise, franchising experience and scaled platform. With over 245 years of collective industry experience, our management team and brand presidents are the driving force behind our operational excellence. We have established a proven operational model (the “Xponential Playbook”) that helps franchisees generate compelling studio economics. This model has allowed us to provide extensive support to franchisees during the COVID-19 pandemic. The key pillars of our Xponential Playbook include:

•	optimizing the studio prototype and investment cost;

•	thoroughly vetting franchisee candidates;

•	real estate identification, site selection, studio build-out and design assistance;

•	comprehensive pre-opening support, including membership sales, marketing support, employee training and programming development;

•	detailed studio-level operational framework and best practices;

•	intensive instructor and studio-level management training;

•	our robust digital platform offerings that allow franchisees to generate incremental revenue;

•	data-driven analytical tools to support marketing strategies, member acquisition and retention;

•	sophisticated technology systems, including uniform point-of-sale and reporting systems, to drive studio-level performance;

•	centralized model capable of providing resources to franchisees in the event of exceptional crises, such as the COVID-19 pandemic; and

•	ongoing monitoring and support to promote success.

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,000 and 2,500 square feet in size, depending on the brand. The smaller box format contributed to a relatively low average initial franchisee investment of approximately $350,000 in 2019 and 2020. By utilizing the Xponential Playbook, our model is generally designed to generate, on average, an AUV of $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%.

We believe our integrated platform, which supports our nine brands, is a unique competitive advantage in the boutique fitness industry and enables us to accelerate growth and enhance operating margins. Our multi-brand offering results in higher franchisee lead flow and conversion, which lowers franchisee acquisition costs. Existing franchisees also serve as an embedded pipeline for continued expansion across our brands. As a result of our scale, we benefit from greater access to real estate and favorable vendor relationships. Additionally, we leverage shared corporate services across franchise sales, real estate, supply chain, merchandising, information technology, finance, accounting and legal. As an integrated platform, we utilize technology to provide improved functionality, drive efficiency and access compelling data across our brands. Our robust digital platform, with content spanning all of our brands, is an important example of our ability to utilize our integrated platform to enhance our individual brand offerings and member retention. We also benefit from knowledge sharing and best practices across the portfolio. We believe that we are in the early stages of unlocking the power of our platform and driving long-term growth.

As a franchisor, we benefit from multiple highly predictable and recurring revenue streams that enable us to scale our franchised studio base in a capital efficient manner. As of March 31, 2021, franchisees were contractually committed to open an additional 1,391 studios in North America. Converting our current pipeline of licenses sold to open studios in North America would nearly double our existing franchised studio base. Based on our internal and third-party analyses by Buxton Company, we estimate that franchisees could have a total of approximately 6,900 studios in the United States alone. In addition, we had ten studios operating in four countries internationally and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine countries as of March 31, 2021.

Highlights of our platform’s recent financial results and growth include:

•

increased the number of open studios in North America from 813 as of December 31, 2017 to 1,712 as of December 31, 2020, representing a compound annual growth rate (“CAGR”) of 28% and increased the number of open studios in North America from 1,527 as of March 31, 2020 to 1,765 as of March 31, 2021;

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increased cumulative North American franchise licenses sold from 1,498 as of December 31, 2017 to 3,273 as of December 31, 2020, representing a CAGR of 30%, and increased North American franchise licenses sold to 3,371 as of March 31, 2021. As of March 31, 2021, franchisees were contractually obligated to open a further 1,391 studios in North America. In addition, as of March 31, 2021, we had ten studios open internationally and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine countries;

•	generated system-wide sales of $560 million and $442 million in 2019 and 2020, respectively, and $160 million and $132 million for the three months ended March 31, 2020 and 2021, respectively;

•	generated average quarterly same store sales growth of 7% over the nine quarters ended March 31, 2020 and experienced a decline of 14% over the nine quarters ended March 31, 2021;

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experienced a decline in same store sales of 34% for the year ended December 31, 2020, and 0% and 24% for the three months ended March 31, 2020 and 2021, respectively, which reflects the impacts of the COVID-19 pandemic on studios;

•	generated LTM AUV of $449 thousand and $283 thousand in 2019 and 2020, respectively, and $453 thousand and $257 thousand for the three months ended March 31, 2020 and 2021, respectively; and

•	generated a net loss of $37 million and $14 million in 2019 and 2020, respectively, and $2 million and $5 million for the three months ended March 31, 2020 and 2021, respectively.

All metrics above are presented on an adjusted basis to reflect historical information of the brands we acquired and therefore includes time periods during which certain of the brands were operated by our predecessors. We acquired Club Pilates and CycleBar in September 2017, Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Pure Barre in October 2018, Stride in December 2018 and Rumble in March 2021.

As a result of the COVID-19 pandemic, our results of operations and the businesses of our franchisees were adversely affected beginning in March 2020 continuing through the remainder of 2020. The adverse effects of the COVID-19 pandemic have gradually begun to decrease in 2021 and have materially decreased in the second quarter of 2021 as vaccination rates in the United States have increased substantially and restrictions on indoor fitness classes have greatly decreased or been eliminated in most states. We believe that consumers will return to boutique fitness at increasing levels in the second half of 2021 as recreational activity begins to return to more customary levels, and fitness activities begin to break from the solitary home fitness solutions that many consumers adopted during the COVID-19 pandemic.

(1)	Represents LTM AUVs for North American studios open for 13+ months and adjusted for the Rumble acquisition.

(2)

Represents run-rate AUVs for North American studios open for at least six months and adjusted for the Rumble acquisition. We calculate run-rate AUV as quarterly AUV multiplied by four, for studios that are at least six months old at the beginning of the respective quarter.

Note: The above data is presented for North America on an adjusted basis to reflect historical information of the brands we acquired and therefore includes time periods during which certain of the brands were operated by our predecessors. The franchise licenses sold chart reflects the cumulative number of licenses sold as of the period end. We acquired Club Pilates and CycleBar in September 2017, Stretch Lab in November 2017, Row House in December 2017, AKT in March 2018, Yoga Six in July 2018, Pure Barre in October 2018, and Stride in December 2018, and Rumble in March 2021.

Our Industry

We operate in the large and growing boutique fitness segment of the broader health and fitness club industry. According to the International Health, Racquet & Sportsclub Association (“IHRSA”), the estimated size of the global health and fitness club industry was $96.7 billion in 2019, with more than 205,000 clubs serving over 184 million members. Prior to the COVID-19 pandemic, the U.S. health and fitness club industry experienced annual growth for more than 21 consecutive years. Since 2004, the industry had grown at a 6% CAGR, from approximately $14.8 billion in 2004 to approximately $35.0 billion in 2019.

Impact of the COVID-19 pandemic and expected recovery.

The health and fitness industry contracted in 2020 as a result of state and local government mandated club and studio closures, as well as occupancy restrictions related to the COVID-19 pandemic. While these restrictions had an adverse effect on the industry in 2020, we expect that the industry will recover quickly as a result of growing consumer interest in health and wellness postpandemic. According to IHRSA, as of the end of October 2020, more than 85% of fitness club users admitted their exercise regimen has changed over the past several months, with 50% reporting dissatisfaction with the new routines, stating that it is “less consistent”, “less challenging” and/or “simply worse.” Ninety-four percent of consumers say they will return to the gym in some capacity, 95% of consumers reported they miss at least one aspect of physically being at their gym and 68% of consumers are prioritizing their health more now than prior to the COVID-19 pandemic. According to Kentley Insights projections published in January 2021, the U.S. health and fitness club industry revenue will recover to $34.1 billion in revenue in 2021, and grow at a 5% CAGR thereafter to $41.3 billion in revenue by 2025. We believe that we are well-positioned to address these shifts in consumer behavior due to our hybrid in-studio and digital platform strategy and that industry growth will be driven by the following tailwinds:

•	increased awareness of active lifestyles and the health benefits of exercise;

•	increased fitness participation, particularly amongst Millennials and Generation Z (who accounted for approximately 50% of all health and fitness club membership in 2019); and

•	increased levels of stress stemming from the COVID-19 pandemic and a desire to elevate mood through exercise and participation in a fitness community

Boutique fitness expected to recover by 2022 and grow faster than the broader fitness club industry.

Boutique fitness is built around a social, supportive community of coaches, trainers and consumers helping each other achieve their fitness goals. A boutique fitness workout typically offers more customized programming and a more intensive experience complemented by increased levels of personal attention and guidance relative to a traditional health and fitness club. IHRSA estimates that between 2015 and 2019, boutique studio memberships increased 29%, outpacing memberships in the overall health and fitness club industry, which increased by 15%, according to IHRSA. An estimated 42% of health and fitness club consumers in the U.S. reported having a boutique fitness membership in 2018, up from 21% in 2013, according to IHRSA. We commissioned Frost & Sullivan to conduct an independent analysis to assess the total addressable market on the U.S. boutique fitness market. According to this analysis, the total market opportunity was $21.1 billion in 2019 and is expected to recover to $22.1 billion by 2022. The industry is expected to grow at a 24.5% CAGR, from $8.8 billion in 2020 to $26.2 billion by 2025.

Highly attractive boutique fitness consumer.

We believe boutique fitness consumers represent a highly attractive and loyal consumer group. While the industry appeals to a broad demographic, the Millennial consumer over-indexes to boutique fitness, and approximately 60% of boutique fitness consumers are between the ages of 25 and 44, according to IHRSA. On average, a boutique fitness studio member spent $90 per month, compared to $51 per month for the average health and fitness club consumer, in 2019, according to IHRSA. Not only do boutique fitness studio consumers spend more per month than any other category of fitness, they are also some of the most engaged consumers. 65% of boutique fitness consumers reported engagement with multiple boutique fitness facilities and 22% reported engagement with at least three boutique fitness facilities in 2018, according to IHRSA. On average, boutique fitness consumers used their facility 107 times in 2018, with 34% of consumers reporting usages of 150 times or more, which represented the highest percentage of any fitness industry segment, according to IHRSA.

Resiliency of the Xponential franchise system and opportunity to increase market share.

We believe the combination of our scaled multi-brand offering, loyal and engaged consumer base and strong franchisee relationships has enabled Xponential Fitness to successfully navigate the COVID-19 pandemic and will allow us to continue to take market share from our competitors. During 2020, we continued to sell licenses and open new studios. As of May 31, 2021, the membership levels of our franchisees recovered to approximately 97% of actively paying members relative to January 31, 2020 membership levels and membership visits were at 93% relative to January 31, 2020 (excludes Rumble). As of May 31, 2021, run-rate AUVs recovered to approximately 84% of January 31, 2020 levels (excludes Rumble). Although the headwinds generated by the COVID-19 pandemic impacted the broader health and fitness club industry, some of our competitors were impacted to a greater degree, resulting in permanent studio closures and bankruptcies. IHRSA estimates that 19% of boutique fitness studios that shut down during the COVID-19 pandemic will remain permanently closed. As the largest franchisor in the boutique fitness industry with a demonstrated track record of resiliency, we believe that we are well-positioned to increase our market share as we move into the post-pandemic period.

Our Competitive Strengths

Diversified portfolio of leading boutique fitness brands.

Our portfolio of nine diversified brands spans a variety of popular fitness and wellness verticals including Pilates, barre, cycling, stretch, rowing, yoga, boxing, dance and running. We believe that our diversification represents a significant competitive advantage in a fragmented market comprised primarily of single-brand companies focused on an individual fitness or wellness vertical. The complementary nature of our brands allows our franchised studios to be located in close proximity to one another, providing variety and convenience to both consumers and franchisees. Our brands appeal to a broad range of consumers across ages, fitness levels and demographics and are positioned at an accessible price point. The strength of our brands is highlighted by the numerous accolades they have received, with three brands (Club Pilates, Pure Barre and CycleBar) each being listed among Entrepreneur’s 2021 Franchise 500 rankings. We believe that our diversified brand offering expands our total addressable market and translates into increased use occasions for consumers, driving increased share of wallet and enhancing consumer lifetime value across our portfolio.

Market leading position with significant nationwide scale.

We are the largest boutique fitness franchisor in the United States with over 1,750 studios operating across nine brands. Our three largest brands have leading market share positions within their respective verticals. These brands, Club Pilates, Pure Barre and CycleBar, were approximately nine, four and two times larger than their next largest competitors, respectively, as of March 31, 2021. As the leaders in these verticals, and as one of few players of scale, we believe that we occupy an advantageous position in an otherwise highly fragmented boutique fitness market.

We are able to leverage the popularity and reputation of existing Xponential studios to support both new studio sales to franchisees and to support franchisees’ ability to attract new customers to their studios. We believe that the continued expansion of the Xponential platform creates a network effect that reinforces our competitive position, making us increasingly attractive to potential franchisees and making studios increasingly popular with boutique fitness consumers. In conjunction with our scale, we have been able to achieve broad geographic diversification across the United States with studios in 48 states and the District of Columbia as of March 31, 2021. Our geographic reach represents a material competitive advantage, as we have demonstrated success across various markets and we are able to remain competitive nationally when extraordinary events heavily impact specific markets. According to Buxton Company, over 60% of the U.S. population (excluding Alaska and Hawaii) lives within 10 miles of an Xponential studio location. With 2020 system-wide sales of $442 million, we have penetrated only 5% of the U.S. boutique fitness industry, and we believe that we are well-positioned to continue our growth.

Passionate, growing and loyal consumer base.

Our franchised studios provide differentiated and accessible boutique fitness experiences that are fun, energetic and deliver a strong sense of community, engendering loyalty and engagement with consumers. Across our system, over 850,000 unique consumers completed nearly 20 million in-studio, live stream and virtual workouts in 2020. The loyalty of our consumer base is evidenced by our franchisees’ ability to recover to 103% of actively paying members as of June 30, 2021, relative to January 31, 2020 levels and membership visits were at 98% relative to January 31, 2020 levels (excludes Rumble). As of June 30, 2021, run-rate AUVs recovered to approximately 88% of January 31, 2020 levels (excludes Rumble). We believe that we were able to deepen our consumer loyalty during the COVID-19 pandemic through our robust digital platform offering, as well as the personal efforts of exceptional franchisees to strengthen their studio communities. Our digital platform had over 16,700 subscribers and offered over 2,500 digital workouts in our library with multiple class formats within each brand as of June 30, 2021. Approximately 90% of class bookings were done through the XPO app in the 90 days ending June 30, 2021. Our brands serve a broad demographic; our consumer skews female and is typically between the ages of 20 and 60 years old, holds at least a bachelor’s degree and reports household income greater than $75,000 per year. In addition, we continually seek ways to further heighten the Xponential consumer experience. As of June 30, 2021, studios had over 405,000 members, of which over 355,000 were actively paying members on recurring membership packages. For example, we launched a partnership with Apple in March 2021 that features Apple Watch integration across all of our popular fitness and wellness verticals and is designed to increase consumer engagement and retention across our franchised studios. Our franchised studios foster consumer engagement, personal accountability to achieve fitness goals and a strong sense of community, which drive repeat visits and maximize consumer lifetime value.

Xponential Playbook supports system-wide operational excellence.

We strategically partner with franchisees who have been vetted by a thorough selection process. Through the Xponential Playbook, we provide franchisees with significant support from the outset, focused on delivering a superior experience and maximizing studio-level productivity and profitability. Franchisees also benefit from the significant investments we have made in our corporate platform, through which we leverage integrated systems and shared services. While marketing and fitness programming are specific to each brand, nearly all other franchisee support functions are integrated across brands at the corporate level, and franchisees are guided through the key pillars of successful studio operations

We believe the relationships we maintain with franchisees drive tangible results for consumers: well-managed boutique fitness studios; access to technology capabilities; retention of highly qualified instructors; and a consistent, community-based experience across brands and geographies. We believe the extensive level of support we provide to franchisees is a key driver of system-wide operational excellence.

Asset-light franchise model and predictable revenue streams.

We believe our asset-light franchise model drives faster system-wide unit growth, compared to a similarly capitalized corporate-owned model. As a franchisor, we have multiple highly predictable revenue streams and low ongoing capital requirements. Upon the granting of access to a license, we receive a one-time, non-refundable upfront payment from franchisees for the right to open a studio in a specific territory. This is followed by a series of contractual payments once a studio is open, many of which are recurring, including royalty fees, technology fees, merchandise sales, marketing fees and instructor and management training revenues. Approximately 67% of our revenue in 2019 and 73% of our revenue in 2020 was considered recurring, and we believe this percentage will increase as franchise royalty fees are expected to account for a greater percentage of our revenue over time.

Highly attractive and predictable studio-level economics.

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,000 and 2,500 square feet in size, depending on the brand, which contributed to a relatively low average initial franchisee investment of approximately $350,000 in 2019 and 2020. Our model is generally designed to generate, on average under normal conditions, an AUV of $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%. A studio reaches “base maturity” when it has annualized monthly revenues in the $400,000 to $600,000 AUV range. Using our model, we expect this to typically occur 6-12 months after studio opening. We believe that studios typically have opportunity to continue growing and maturing beyond that point, however.

We believe the continued growth of the franchisee system reflects the attractiveness of our unit economic model. In 2019, 375 new franchisees joined our system, representing a 76% increase year-over-year. In 2020, we were able to attract 131 new franchisees in North America despite the material challenges faced by the overall fitness industry. Additionally, franchisees frequently re-invest into our system, as 39% of new studios in 2019 and 36% of new studios in 2020 were opened by existing franchisees. We believe our strong studio-level economics have contributed to our growth.

Large and expanding franchisee base with visible organic growth.

Our large number of existing licenses sold represents an embedded pipeline to support the continued growth of our business. As of December 31, 2020, on a cumulative basis since inception, we had 3,273 franchise licenses sold in North America, compared to 2,086 franchise licenses sold as of December 31, 2018 on an adjusted basis to reflect historical information of the brands we have acquired. As of March 31, 2021, we had licenses for 1,391 studios in North America contractually obligated to be opened under existing franchise agreements. The franchisee network in North America has grown rapidly from 984 franchisees as of December 31, 2018 to 1,420 franchisees as of December 31, 2020, representing a CAGR of 20%. As of March 31, 2021, we had 1,442 franchisees in North America. Franchisees in North America are contractually obligated to open studios in their territories after purchasing a franchise license. In the event that franchisees are unable to meet their contractual obligations, we have the ability to resell or reassign their territory license(s) to another franchisee in the system or our franchisee pipeline. Based on our experience as a franchisor, we believe that a significant majority of our licenses sold will convert into operating studios. Accordingly, we have the potential to substantially increase our North American studio base through our existing licenses sold, providing us with highly visible unit growth and further increasing our already significant scale within the boutique fitness industry.

Proven and experienced management team with an entrepreneurial culture.

Our strategic vision and entrepreneurial culture are driven by our highly experienced management team, led by our Chief Executive Officer and founder, Anthony Geisler. Mr. Geisler has direct experience scaling franchised fitness brands, having previously served as the Chief Executive Officer of LA Boxing, and has worked with many members of our leadership team for several years. Our Brand Presidents are key members of our leadership team and act as the driving force behind their respective brands. Collectively, our management team fosters an entrepreneurial culture and mentality that resonate with franchisees. The strength of our management team is illustrated by the growth of the business and the recent honors that we and our brands have received, three brands (Club Pilates, Pure Barre and CycleBar) each being listed among Entrepreneur’s 2021 Franchise 500 rankings. Our leadership team has significant experience scaling franchised fitness brands and has created a culture designed to enable our future success.

Our Growth Strategies

We believe we are well-positioned to capitalize on multiple opportunities to drive the long-term growth of our business:

Grow our franchised studio base across all brands in North America.

We have the opportunity to meaningfully expand our franchised studio footprint in North America by leveraging our multiple brands and verticals, as well as our proven portability across regions and demographics.

We have grown our franchised studio footprint in North America from 813 open studios across 47 U.S. states, the District of Columbia and Canada as of December 31, 2017 to 1,712 open studios across 48 U.S. states, the District of Columbia and Canada as of December 31, 2020, on an adjusted basis to reflect historical information of the brands we have acquired, representing a CAGR of 28%. As of March 31, 2021, franchisees had 1,765 open studios in North America on an adjusted basis to reflect historical information of the brands we have acquired. We experienced lower license sales in 2020 than in 2019. We sold 923 licenses in 2019 and 264 licenses in 2020, and experienced delays in new studios openings in 2020 due to the COVID-19 pandemic. However, we have continued opening studios throughout the COVID-19 pandemic and franchisees have opened 238 studios from March 31, 2020 through March 31, 2021. Our track-record of successful expansion demonstrates that the experience and value offered by our brands resonate with consumers across geographies, including urban and suburban markets, ages and income levels. Our small box format and multi-brand model have enabled us to scale rapidly, as franchisees have the ability to open studios from multiple brands adjacent or in close proximity to each other, creating cross-selling opportunities and providing consumers with greater optionality. As we scale, we expect to attract multi-studio franchisees to help us accelerate our pace of growth. Based on our internal and third-party analyses by Buxton Company, franchisees could have a total of approximately 6,900 studios in the United States alone. This estimate represents the number of potential studio locations in the United States that exists in 2021 based on the criteria we consider for franchise license locations, such as customer profiles, trade area analyses and brand performance. Franchisees provide the capital to open each studio location and we provide ongoing support.

Drive system-wide same store sales and grow AUV.

We believe we can help franchisees grow same store sales and AUVs by acquiring new consumers, increasing membership penetration, driving increased spend from consumers and expanding ancillary revenue streams through our franchised studios.

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Acquiring new consumers: We expect to grow our consumer reach through a variety of targeted marketing campaigns at both the brand and franchisee levels in order to increase brand awareness and drive studio traffic.

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Increasing membership penetration: We expect franchisees to convert new and occasional consumers into committed, long-term members by delivering consistent, effective workout experiences across our franchised studios. We intend to continue to utilize insights from our consumer management dashboard to refine our sales strategy and offer a variety of flexible membership options to attract consumers at different engagement levels and price points, including our existing four, eight and unlimited classes per month recurring membership options.

•	Driving increased spend from consumers: We expect to increase spend from consumers by utilizing dynamic pricing tiers across markets and brands, up-tiering memberships, cross-selling memberships across our brands, driving further digital penetration and enhancing our membership engagement. We work closely with franchisees to optimize membership offerings based on local consumer demand, demographics and other market factors in order to maximize our share of wallet.

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Utilize XPASS to enhance consumer experience and engagement while more effectively cross-selling across our brands: We are in the process of implementing XPASS, a membership option that will offer our consumers access to all brands across the Xponential portfolio under a single monthly membership. XPASS is currently undergoing a trial period in three markets, allowing us to receive real-time feedback from consumers about their experience with the digital application. We believe that XPASS will enable us to attract and retain consumers that are seeking greater variety in their boutique workouts and that we will be able to leverage XPASS to introduce consumers to new brands and verticals within our platform.

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Attract and retain consumers through our digital platform: We believe there is an opportunity to further capitalize on growing consumer demand for digital and at-home fitness solutions by enhancing system-wide capabilities that complement our in-studio offerings. Our digital platform consists of a library of branded content that we make available to our consumers across our online and mobile platforms for a monthly fee. In addition to increasing engagement and retention with our existing in-studio members, our digital platform programs enable us and franchisees to reach new consumers and generate incremental revenues without increasing overhead costs. This enables our brands to deliver high-quality fitness content and maintain strong levels of member engagement, even when studios are closed. Using the experience, knowledge and data we gathered in 2020, we are planning to further enhance our production studio, increase production talent and upgrade our content to more closely resemble the in-studio experience at home, so members can experience all nine of our brands at any time. Our new All Access-GO digital platform is expected to significantly enhance our member experience and further increase our brands’ reach, accessibility and subscriber engagement.

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Expanding additional revenue streams within our franchised studios: We believe we have the opportunity to increase consumer spending at our franchised studios by expanding our offering of branded and third-party retail products across apparel and other health and wellness categories. During government-mandated studio closures due to the COVID-19 pandemic, franchisees were able to generate revenue in part through retail sales, including the sale of at-home fitness equipment such as exercise balls and weights. We expect that franchisees will be able to continue to leverage this revenue stream in the future as some consumers may continue to make at-home fitness a complementary component of their health and wellness regimens.

Expand operating margins.

We have built our franchised boutique fitness platform across verticals through a series of acquisitions, investments in our brands, corporate infrastructure and leadership team. We expect to realize improved operating leverage and increase operating margins over time as we continue to expand our franchised studio base and leverage our shared services and platform. Our business model provides us with highly predictable and recurring revenue streams, attractive margins and minimal capital requirements, resulting in the ability to invest in future growth initiatives.

Grow our brands and studio footprint internationally.

We believe there is significant opportunity for further international growth in the $97 billion global health and fitness club industry, underscored by our track-record of successful expansion across a diverse array of North American markets and our recent expansion into multiple international markets.

We are focused on expanding into territories with attractive demographics, including household income, level of education and fitness participation. We have developed strong relationships and executed master franchise agreements with master franchisees to propel our international growth. These master franchise agreements obligate master franchisees to arrange the sale of licenses to franchisees in one or more countries outside North America. As of March 31, 2021, we had ten studios open internationally across Saudi Arabia, Japan, Australia and South Korea, and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine countries, of which 60 must be sold by the end of 2021.

Our Brands

We have curated a portfolio of nine brands that span a variety of popular fitness and wellness verticals, including Pilates, barre, cycling, stretch, rowing, yoga, boxing, dance and running. Collectively, our brands offer consumers specialized and personalized workout experiences that appeal to a broad range of ages, fitness levels and demographics. Under our suggested operating model, consumers may purchase recurring monthly memberships, single classes or private one-on-one training services for each brand. We have created a robust digital platform containing over 2,400 recorded workouts that can be easily accessed at-home or on-the-go. All of our brands offer workouts that can be completed both indoors and outdoors. We have also developed the XPASS, which allows consumers to participate in all of our diversified workout options while enjoying a consistent, high-quality studio experience across brands under a single monthly membership.

Franchisees have the opportunity to purchase merchandise for sale in studios and online. To ensure consistency across the studio base, we require franchisees to order merchandise directly from us or approved vendors. Examples of merchandise include at-home fitness equipment such as light weights, exercise mats, balls and exercise bands, fitness apparel, such as leggings and t-shirts, and accessories, such as water bottles and towels. Merchandise is offered from popular athletic retailers, as well as fitness apparel and accessories featuring our brands’ logos and slogans.

Club Pilates

Club Pilates, founded in 2007, is the largest Pilates brand by number of studios and was approximately nine times larger than its next largest competitor as of March 31, 2021. The programming tracks Joseph Pilates’ original Reformer-based Contrology method and is modernized with group practice and sophisticated equipment. Club Pilates, our first acquisition in 2017, is fueled by the vision of making Pilates more accessible, approachable and welcoming to everyone. Our Club Pilates franchises offer consistent, high-quality Reformer-based Pilates workouts in an uplifting and supportive atmosphere. As of March 31, 2021, there were 629 operational studios across North America, as well as two studios in Japan, one studio in South Korea and one studio in Saudi Arabia. As of March 31, 2021, 938 licenses had been sold globally.

There are nine signature Club Pilates class formats, including introductory, cardio, strength training, stretching and suspension options, among others. Club Pilates offers an extensive training certification. Its 500-hour teacher training program includes instruction on Pilates, barre, Triggerpoint and TRX Suspension Trainers. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors.

Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes, as well as one-on-one classes. Depending on the studio location, our suggested price point for a single class ranges from $25 to $45, and an unlimited monthly membership ranges from $169 to $359. The typical studio is approximately 1,500 square feet and is designed to allow up to 12 people to work out together. Some studios also offer private one-on-one classes.

Pure Barre

Pure Barre, founded in 2001 and acquired in 2018, is the largest barre brand by number of studios and was approximately four times larger than its next largest competitor as of March 31, 2021. Pure Barre offers a range of effective, low-impact, full-body workouts for a broad range of ages and fitness levels designed to improve strength, muscle tone, agility, flexibility and balance. Pure Barre has cultivated a large and passionate consumer base through the combination of effective programing, an energetic in-studio experience and a supportive and community-oriented culture. As of March 31, 2021, there were 588 operational studios across North America, as well as one studio in Saudi Arabia. As of March 31, 2021, 705 licenses had been sold globally.

There are four signature Pure Barre class formats: introductory, classic barre, interval training and resistance training. Pure Barre offers a specialized multi-tiered teacher training program, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential, which we believe enables the brand to attract and retain high quality instructors. The choreography for each class format is refreshed on a quarterly basis. Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes. Depending on the studio location, our suggested price point for a single class ranges from $20 to $35, and unlimited monthly membership prices range from $139 to $259. The typical studio is approximately 1,500 square feet and is designed to allow up to 26 people to work out together.

CycleBar

CycleBar, founded in 2004 and acquired in 2017, is the largest indoor cycling brand by number of studios and was approximately twice the size of its next largest competitor as of March 31, 2021. It provides a variety of low-impact, high-intensity indoor cycling workouts that are inclusive for a broad range of ages and fitness levels. CycleBar offers an immersive, multi-sensory experience in state-of-the-art “CycleTheaters,” led by specially trained instructors, enhanced with high-energy “CycleBeats” playlists and tracked using rider-specific “CycleStat” performance metrics. As of March 31, 2021, there were 223 operational studios across North America, as well as one studio in Australia and two studios in Saudi Arabia. As of March 31, 2021, 434 licenses had been sold globally.

There are four signature CycleBar class formats, including metrics-focused classes and “unplugged” classes in which metrics are not tracked. CycleBar offers a specialized training program, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes. Depending on the studio location, our suggested price point for a single class ranges from $20 to $35, and unlimited monthly memberships range from $149 to $209. The typical studio is approximately 2,000 square feet and is designed to allow up to 50 people to work out together.

Stretch Lab

Stretch Lab, founded in 2015 and acquired in 2017, is a leading assisted stretching brand. Stretch Lab was created to help people improve their health and wellness through customized flexibility services. It appeals to customers across a broad range of ages and fitness levels and is highly complementary to our broader brand portfolio. As of March 31, 2021, there were 109 operational studios across North America. As of March 31, 2021, 325 licenses had been sold globally.

Stretch Lab offers one-on-one and group assisted stretching sessions. Most of Stretch Lab’s customers purchase one-on-one sessions. Stretch Lab offers an extensive training program for “Flexologist” instructors. The teacher training program includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight and unlimited group sessions per month. There is also the option to purchase single group sessions. Depending on the studio location, our suggested price point for a single group session ranges from $25 to $35, and unlimited monthly group sessions range from $129 to $149. One-on-one assisted stretching sessions can be purchased in recurring packages of four or eight classes per month, as well as in single one-on-one sessions. Depending on the studio location, our suggested price point for a single one-on-one session ranges from $45 to $105 and eight one-on-one sessions per month ranges from $249 to $599. Our studio is designed to be between 1,000 and 1,500 square feet and is equipped with approximately ten stretch benches.

Row House

Row House, founded in 2014 and acquired in 2017, was the largest indoor rowing brand by number of studios as of December 31, 2020. Row House’s class offerings incorporate personalized performance metrics, resistance training, rowing and stretching exercises to build aerobic endurance and muscular strength. The low-impact nature of rowing workouts makes Row House accessible to a broad range of consumers. Row House’s programming fosters a group fitness environment that encourages comradery and a strong sense of community, with all participants rowing in-sync. As of March 31, 2021, there were 87 operational studios across North America. As of March 31, 2021, 308 licenses had been sold globally.

There are six signature Row House class formats: introductory, interval-based, strength training, stretching and two endurance-based. Row House offers a specialized training program for Authorized Rowing Coaches, known as “RH University,” which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single classes. Depending on the studio location, our suggested price point for a single walk-in class ranges from $20 to $38, and unlimited monthly memberships range from $119 to $249. The typical studio is approximately 2,000 square feet and designed to allow up to 25 people to work out together.

Yoga Six

Yoga Six, founded in 2011 and acquired in 2018, was the largest franchised yoga brand by number of studios as of March 31, 2021. Classes at Yoga Six eliminate the intimidation factor that many people feel when trying yoga for the first time, offering a fresh perspective on one of the world’s oldest fitness practices. With modern-day yoga instruction, our diverse yoga and fitness programming includes movement and intensity to help customers achieve their fitness goals. As of March 31, 2021, there were 92 operational studios across North America, as well as one studio in Saudi Arabia. As of March 31, 2021, 500 licenses had been sold globally.

There are six signature Yoga Six class formats: introductory, slow flow, stretching, hot yoga, cardio and strength training. Yoga Six offers an extensive accredited teacher training program for Registered Yoga Trainers. The 200-hour program includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase recurring monthly memberships in packages of four, eight or unlimited monthly classes. There is also the option to purchase single classes. Depending on studio location, our suggested price point for a single class ranges from $22 to $40, and unlimited monthly membership prices range from $116 to $196. The typical studio is approximately 2,000 square feet and is designed to allow up to 40 people to work out together.

Rumble

Rumble, founded in 2016 and acquired in 2021, is a boxing-based brand offering a high energy cardio workout split between boxing drills and resistance training. The Rumble experience is built around the motto that

“how you fight is how you live,” pushing consumers to develop their courage, determination, focus and stamina. Rumble studios promote inclusive and positive community vibes, welcoming consumers of all fitness levels to Rumble together. The experience is a 45-minute, 10-round, full-body cardio and strength workout crafted around specially designed water-filled, teardrop-style boxing bags. In 2021, Rumble launched Rumble TV, a live and on-demand workout platform, to bring the Rumble experience home with an extensive collection of boxing, HIIT, strength and running workouts. As of March 31, 2021, there were 13 operational studios in North America. As of March 31, 2021, 14 licenses had been sold globally.

There are two studio formats, signature and boutique, which are balanced between the skills and drills of boxing and the transformative power of resistance training. Under our suggested operating model for the signature format, customers may purchase class packages ranging from 1 to 30 classes or monthly memberships for 12, 16 and 20 classes. There is also the option to purchase single walk-in classes. Our suggested price point for a single class ranges from $30 to $36, class package prices range from $24 to $36 per class, and monthly membership prices range from $276 to $510. Under our suggested operating model for the boutique format, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single classes. Depending on the studio location, our suggested price point for a single walk-in class ranges from $20 to $38, and unlimited monthly memberships range from $119 to $249. The studios following the signature format are designed to be around 3,500 to 4,500 square feet to allow about 60 people to work out together, while studios following the boutique format are designed to be around 2,000 square feet to allow about 48 people to work out together.

AKT

AKT, founded in 2013 and acquired in 2018, is a full-body workout that combines cardio dance intervals with strength and toning that are effective and accessible for all fitness levels. Designed by celebrity-trainer Anna Kaiser, AKT is fueled by positivity and a belief that movement has a powerful, lasting impact. With a high-energy atmosphere and lively music, workouts are designed to push customers to sweat, dance and burn calories. As of March 31, 2021, there were 19 operational studios across North America, as well as one studio in Saudi Arabia. As of March 31, 2021, 104 licenses had been sold globally.

There are four signature AKT class formats: dance-based, cardio and strength circuits, strength training intervals and toning. AKT offers a specialized training program for Authorized AKT Instructors, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight and unlimited monthly classes. There is also the option to purchase single classes. Depending on the studio location, our suggested price point for a single class ranges from $21 to $37, and unlimited monthly memberships range from $159 to $360. The typical studio is approximately 2,000 square feet and is designed to allow approximately 25 people to work out together.

Stride

Stride, founded in 2017 and acquired in 2018, is a treadmill-based cardio and strength workout established to demonstrate to consumers across a broad range of ages and fitness levels that they can enjoy running. Stride offers engaging programming led by dynamic authorized trainers, with state-of-the-art equipment and energizing music. As of March 31, 2021, there were five operational studios in North America. As of March 31, 2021, 73 licenses had been sold globally.

The supportive and inclusive environment at Stride fosters a strong sense of community that continues outside of the studio. Stride customers participate in running groups alongside Stride instructors for organized road races and other athletic events. These events deepen customers’ connection and loyalty to the Stride brand.

There are three signature Stride class formats: interval, endurance-based and strength training. Under our suggested operating model, customers may purchase monthly memberships for four, eight and unlimited monthly classes. There is also the option to purchase single walk-in classes. Our suggested price point for a single class ranges from $20 to $35, and unlimited monthly membership prices range from $159 to $249. The typical studio is designed to be at least 2,000 square feet and is designed to allow 25 people to work out together.

Our Franchise Model

Franchising Strategy

We rely on our franchising strategy to grow our brands’ global footprint in a capital efficient manner. Our franchise model leverages the local market expertise of highly motivated owners, our proven Xponential Playbook and our corporate platform. The model has enabled us to scale our system-wide studio footprint at a CAGR of 28% from 2017 to 2020.

As of March 31, 2021, we had sold a total of 3,371 franchise licenses on a cumulative basis since inception in North America, with approximately 20% of licenses owned by single-unit franchisees and approximately 80% of licenses owned by multi-unit franchisees. As of March 31, 2021, 55% of franchisees owned more than one studio and about 95% of franchisees owned a single brand of studios. The largest franchisee in North America owned 29 licenses, representing approximately 0.89% of our total franchise licenses sold in North America as of December 31, 2020.

When considering potential franchisees, we evaluate their prior experience in relationship-oriented businesses, level of hands-on involvement in their communities, financial history and available capital and financing.

Franchisee Selection Process

We created a disciplined and highly effective franchisee development program for our portfolio of brands and franchisees. The franchisee network in North America has grown rapidly from 984 franchisees as of December 31, 2018 to 1,420 franchisees as of December 31, 2020, representing a CAGR of 20%. As of March 31, 2021, the franchisee network in North America had grown to 1,442 franchisees.

When evaluating new potential franchisees in North America, we typically look for the following characteristics:

•	financially qualified individuals;

•	relationship-oriented business background;

•	motivated leaders who are driven by success;

•	passion to help people meet their health and fitness goals; and

•	willingness to implement our model and strategies.

The potential franchisees must also meet the following eligibility criteria:

•	minimum liquidity of $100,000;

•	minimum net worth of $350,000 (Club Pilates and Stretch Lab) or $500,000 (Pure Barre, CycleBar, Row House, Yoga Six, AKT and Stride); and

•	financial means to invest between $175,000 to $500,000 to build out their studio, depending on the brand.

We divide the franchisee selection process into five distinct stages:

•	Inquiry stage: Potential new franchisees complete and submit a confidential questionnaire form to our franchise development team for consideration.

•	Preliminary screening stage: Our franchise development team conducts a call with potential franchisees to determine their level of financial, cultural and geographical fit.

•

Introduction stage: If preliminarily approved, potential franchisees schedule a call with our brand managers to discuss next steps and take part in a number of foundation calls to learn more about the brand.

•

Approval stage: Following validation calls and potential franchisees’ personal due diligence, potential franchisees are invited to a discovery day at our headquarters in Irvine, California to meet with the corporate team as a final step in the approval process.

•	Contract sold stage: Following the completion of the above steps and once internally approved, potential franchisees sign a franchise agreement.

Franchise Agreements

For each of our brands’ franchised studios, we enter into a franchise agreement covering standard terms and conditions. Under our franchise agreement, we grant franchisees the right to access our brands in an exclusive area or territory after taking into account population density and demographics based on our internal and third-party analyses. The proposed location must be approved by us, and each franchisee is responsible for the selection, acquisition and development of the site from which to build the studio. Our franchise agreement requires that the franchisee operates within its designated market areas.

Our franchise agreements have an initial ten-year term. We can terminate the franchise agreement if a franchisee is in default thereunder, has failed to meet our minimum monthly gross revenue quotas or has failed to select a site for the studio that meets our approval within an indicated time period. From inception to March 31, 2021, of our licenses sold, 215 had been terminated in North America and two had been terminated internationally. We expect franchisees to meet and maintain minimum monthly gross revenue quotas by the first and second anniversary of their studio opening. Failure to meet these quotas for 36 consecutive months at any time during the term of the franchise agreement can result in the institution of a mandatory corrective training program or termination of the franchise agreement. We require franchisees to open their studio for regular, continuous business within a specified timeline. Of the franchisees that opened their first studio in 2019, on average it took approximately 12.2 months from signing the franchise agreement to open. Of the franchisees that opened their first studio in 2020, on average it took approximately 14.6 months from signing the franchise agreement to open. The length of time increased during 2020 due to COVID-related opening restrictions. Within six months of the expiration of the initial ten-year term, franchisees have the opportunity to renew for one or two additional five-year terms, subject to the terms and conditions prevailing at the time of renewal.

Our franchise agreements require franchisees to comply with our standard operating methods that govern the provision of services, use of vendors and sale of merchandise. These provisions require that franchisees purchase equipment only from an approved list of vendors, and may generally provide products, classes and services only from us or an approved list of suppliers. We reserve the right to charge a penalty fee for each day that a franchisee offers or sells unauthorized products or services from the studio.

Our franchise agreements require franchisees to pay an initial, nonrefundable franchise fee per studio. Beginning on the day that a studio starts generating revenue from its business operations, franchisees are required to pay us a monthly royalty fee based on gross sales.

The Xponential Playbook

We believe the robust and ongoing support that we offer to franchisees is a key differentiator in our value proposition and has been a critical contributor to system-wide operational excellence. We have established the Xponential Playbook, which helps franchisees generate compelling studio economics. The key pillars of our Xponential Playbook include:

•	optimizing the studio prototype and investment cost;

•	thoroughly vetting franchisee candidates;

•	real estate identification, site selection, studio build-out and design assistance;

•	comprehensive pre-opening support, including membership sales, marketing support, employee training and programming development;

•	detailed studio-level operational framework and best practices;

•	intensive instructor and studio-level management training;

•	access to our comprehensive digital platform offerings and a share of associated fees;

•	data-driven analytical tools to support marketing strategies, member acquisition and retention;

•	sophisticated technology systems, including uniform point-of-sale and reporting systems, to drive studio-level operations;

•	centralized model capable of providing resources to franchisees in the event of exceptional crises, such as the COVID-19 pandemic; and

•	ongoing monitoring and support to promote success.

Attractive Franchisee Return Profile

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,000 and 2,500 square feet in size, depending on the brand, which contributed to a relatively low average initial franchisee investment of approximately $350,000 in 2019 and 2020, including all leasehold improvements and required studio furniture, fixtures and equipment. We believe that our scale and vendor relationships enable us to offer equipment and merchandise to franchisees at a significantly lower cost than if they were to acquire it on their own. By utilizing the Xponential Playbook, our model is generally designed to generate, on average, an AUV of $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%.

New Studio Development

Our small-box format studios have the flexibility to be located in a variety of retail buildings and shopping centers, and we consider locations in both high- and low-density markets. We seek out locations with

(i) our target customer demographics, (ii) high visibility and accessibility and (iii) favorable traffic counts and patterns. We use internal and third-party analytic tools to access demographic data that we use to analyze potential new and existing sites and markets for franchisees. We assess population density, current tenant mix, layout and potential competition, among other factors. As a result of boutique fitness consumers’ affinity for trying multiple workout types, we have the ability to place our different brands within close proximity to each other. Our team follows a detailed approval process to review potential sites and seek to ensure that each site aligns with our strategic growth objectives and the Xponential Playbook.

We guide franchisees through the site selection, build-out and design processes during the development of their studios, ensuring that the studios conform to the physical specifications for their respective brands. Prior to opening, we offer franchisees a list of designated territories in which they may open a new studio. Each franchisee is responsible for selecting, acquiring and leasing a site, but they must obtain site approval from Xponential.

As of March 31, 2021, franchisees were contractually committed to open an additional 1,391 studios in North America under existing franchise agreements and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine other countries on an adjusted basis to reflect historical information of the brands we have acquired.

Franchise Development Team

We have a dedicated sales team to help promote and coordinate sales and resales of franchises at the corporate level. We have created a scalable and sustainable model through which we identify potential franchisees. In addition, we have a team dedicated to training and supporting franchisees in lead generation, sales conversion and customer retention support.

We also work with third-party brokers to generate sales leads for potential new franchisees.

Studios

As of December 31, 2020, franchisees operated 1,722 studios system-wide, across 48 U.S. states and the District of Columbia, as well as 17 studios in Canada, six studios in Saudi Arabia, two studios in Japan, one studio in Australia and one studio in South Korea on an adjusted basis to reflect historical information of the brands we have acquired. In 2020, franchisees opened 241 studios across North America as well as nine studios internationally on an adjusted basis to reflect historical information of the brands we have acquired. As of March 31, 2021, franchisees operated 1,775 studios system-wide globally, across 48 U.S. states and the District of Columbia, as well as 18 studios in Canada, six studios in Saudi Arabia, two studios in Japan, one studio in Australia and one studio in South Korea on an adjusted basis to reflect historical information of the brands we have acquired.

Operating company-owned studios is not a component of our business model. Following the significant disruption to the global fitness industry caused by the COVID-19 pandemic, however, we took ownership of a greater number of company-owned studios than we would expect to hold in the normal course of our business. As of December 31, 2019, we had 4 company-owned studios, representing 0.3% of the studio base. As of March 31, 2021, we had 49 company-owned studios, representing 2.8% of our studio base. We are in the process of reselling the licenses for these 49 studios to new or existing franchisees as operating company-owned studios is not a component of our business model. If we are unable to resell the licenses to these company-owned studios by December 31, 2021, we will likely close most or all such studios to the extent they are not profitable at that time.

The map below shows open studios by U.S. state as of March 31, 2021:

Note: The 49 company-owned studios are included in the count of total franchised studios. As we are in the process of refranchising these studios, we expect that they will be owned and operated by franchisees in the future.

Brand	Club Pilates	Pure Barre	CycleBar	Stretch Lab	Row House	Yoga Six	AKT	Stride	Rumble
Number of U.S. States	41	47	39	22	25	28	12	3	3

We continue to drive the international expansion of our studio base. We currently have in place master franchise agreements that grant master franchisees the right to sell licenses to potential franchisees in nine countries that we have targeted for near-term expansion. As of December 31, 2020, there were ten studios open internationally, and the master franchisees were contractually obligated to sell licenses to franchisees to open an additional 593 studios in nine countries on an adjusted basis to reflect historical information of the brands we have acquired, which together would nearly double our franchised studio base. As of March 31, 2021, franchisees were contractually committed to open an additional 1,391 studios in North America under existing franchise agreements and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 693 studios in nine other countries on an adjusted basis to reflect historical information of the brands we have acquired.

Fitness Equipment

Our franchised studios contain state-of-the-art fitness equipment from an array of suppliers. We believe that the quality of the equipment enriches the customers’ in-studio experience and thereby enhances their brand loyalty. To ensure consistency across the studio base, we require franchisees to order equipment and supplies directly from us or approved vendors. Franchisees are required to order replacement or upgraded equipment within five to ten years depending on the manufacturers’ guidelines. Franchisees also must use our approved vendors for equipment maintenance, who provide warranties on certain equipment purchased from them. As the largest franchisor in the industry, we have significant scale that enables us to negotiate competitive pricing from our suppliers. As a result, we believe that we offer equipment at more attractive pricing than franchisees could otherwise procure on their own, lowering the build-out cost and improving unit economics.

Our Digital Offering

We believe there is an opportunity to capitalize on the growing consumer demand for digital and at-home fitness solutions by providing a digital platform that complements and enhances the attractiveness of our in studio offerings. In addition to increasing engagement with and retention of our existing in-studio members, our digital platform enables us to reach new consumers in markets without a physical footprint and generate incremental revenue for both us and franchisees with limited incremental cost. As a result, our brands can deliver high-quality fitness content and maintain strong levels of member engagement both in the studio and at-home. Our digital offering is available 24 hours a day, 7 days a week and delivers highly engaging live streamed and on-demand fitness classes from all 9 of our brands. We cover the cost of production for our digital content. Currently, members receive all of our Pure Barre video content at no extra charge when they purchase an unlimited membership at a Pure Barre studio, and in that case we provide that digital access at no charge to the relevant franchisee. Other members across our brands may purchase a digital subscription from a studio or directly from us. We receive a platform fee from franchisees for each digital subscription that is purchased from a studio.

As of June 30, 2021, our digital platform had over 50,000 users, of which over 16,700 were paid subscribers and the balance received digital subscriptions as part of an unlimited Pure Barre membership. We offer digital subscriptions on an individual brand basis for $19 per month, as well as an all-access package for eight of our brands for $29 per month. Our digital platform encompasses over 2,500 digital workouts with multiple class formats within each brand, and we expect to continue to grow that content. Our digital platform is attractive for franchisees as it allows them to upsell a better value proposition to their members. It also allows us to market local studios to standalone digital members based on their geographic location. We believe that our digital platform builds significant brand awareness and enhances cross-sell opportunities across our brands and between in-studio memberships and digital subscriptions. Using the experience, knowledge and data we gathered in 2020, we are planning to further enhance our production studio, increase production talent and upgrade our content to more closely resemble the in-studio experience at home, so members can experience all nine of our brands at any time. Our new All Access-GO digital platform is expected to significantly enhance our member experience and further increase our brands’ reach, accessibility and subscriber engagement.

Marketing

Marketing Strategy

Our marketing strategy is designed to highlight our leading brand portfolio, the compelling value proposition of our brands and the unique attributes and benefits of boutique fitness workouts. Each brand has a dedicated marketing team that is focused on building brand awareness, generating new customer leads and increasing studio traffic at the national and local level. We leverage our corporate platform and marketing expertise to develop tailored marketing strategies to capitalize on each of our brands’ potential.

Marketing Spending

National advertising. We manage a marketing fund for franchisees, with the goal of building national awareness for our brands. We focus our marketing efforts on national advertising and media partnerships, developing and maintaining creative assets to support local sales throughout the year, and building and supporting the Xponential Fitness community via digital and social media for each of our eight brands. Our franchise agreements require franchisees to contribute 2% of their monthly gross sales to the marketing fund of their respective brand. Our marketing funds have enabled us to spend approximately $8.2 million and $7.1 million in 2019 and 2020 respectively, to increase national awareness of our brands. We believe this is a powerful marketing tool as it allows us to increase brand awareness in new and existing markets.

Local marketing. Our franchise agreements require franchisees to spend at least $1,500 per month on approved local marketing to support promotional sale periods throughout the year and continue to build the brand in local markets. All franchised studios are supported by our dedicated franchisee marketing team, which provides guidance, tracking, measurement and advice on best practices. Franchisees spend their marketing dollars in a variety of ways to promote business at their studios on a local level. These methods typically include media vehicles that are effective on a local level, including direct mail, outdoor (including billboards), social media and radio advertisements and local partnerships and sponsorships.

Social media. We have an engaged social media platform for each of our brands, which we believe further raises brand awareness and creates a community among our members. Each brand has a dedicated social media page run by us, and we also maintain a corporate social media page where we seek to engage personally with customers. In addition, franchisees operate social media accounts at the local level. We provide franchisees with social media consulting during the pre-opening phase in order to help them maximize their social impact. We believe that local social media pages are additive to the studio-level community and deepen our brands’ connection with consumers.

Digital. We utilize digital advertising at the corporate level to drive awareness for our digital platform offerings. For example, in March 2021, we launched an Apple Watch integration designed to offer an enhanced member experience across our nine brands. The integration allows Xponential members and guests who utilize Apple Watch to view upcoming classes, check-in to a class and track real-time workout performance data. Each brand’s app will integrate directly with Apple Watch. Members at participating studios also have the option to join our “Earn Your Watch” challenge, earning back the value of their Apple Watch when they purchase their device through an Xponential brand website and complete a set number of workouts per month. We believe that our partnership with Apple Watch will further drive excitement and enthusiasm across the Xponential consumer base, while also helping to increase membership engagement and retention.

Competition

Although we offer boutique fitness experiences, we believe we compete with both fitness and non-fitness consumer discretionary spending alternatives for consumers’ time and resources.

Franchisees compete with other health and fitness club industry participants, including:

•	other national and regional boutique fitness offerings, some of which are franchised and others of which are owned centrally at a corporate level;

•	other health and fitness centers, including gyms and other recreational facilities;

•	individually owned and operated boutique fitness studios;

•	personal trainers;

•	racquet, tennis and other athletic clubs;

•	at-home fitness offerings;

•	online fitness services and health and wellness apps;

•	participants in the home-use fitness equipment industry; and

•	businesses offering similar services.

The health and fitness club industry is highly competitive and fragmented, and the number, size and strength of competitors vary by region. Some of our competitors may have greater name recognition nationally or locally or an established presence in local markets and some have corporate relationships that facilitate their acquisition of new consumers. These risks are more significant internationally, where we have a limited number of studios and brand recognition.

We also compete to sell franchises to potential franchisees who may choose to purchase franchises from other boutique fitness operators, but who may also consider purchasing franchises in other industries such as restaurants and personal care. We compete with other franchisors on the basis of the expected return on investment of franchisees and the value propositions that we offer for franchisees.

Our competition continues to increase as we expand into new markets and add studios in existing markets. See “Risk Factors—Risks Related to our Business and Industry—We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.”

Suppliers

We require franchisees to make most purchases related to the build out and operation of their studios from us or our approved vendors. This helps us ensure the timelines of build outs and the maintenance of consistent studio quality within each brand. We sell equipment purchased from third-party equipment manufacturers to franchised studios in North America. Franchisees outside North America must purchase equipment from third-party equipment manufacturers approved by us. We also have various approved suppliers of fitness accessories and apparel.

Vendors arrange for delivery of products and services either directly to our warehouse or to franchisee studios. We continually re-evaluate our supplier relationships to ensure we and franchisees obtain competitive pricing and high-quality equipment, merchandise and other items.

Employees

As of December 31, 2020, we had approximately 270 employees at our corporate headquarters, of which approximately 70 were part-time employees. We also had approximately 330 employees at our company-owned studios as of December 31, 2020, of which approximately 290 were part-time employees. Operating company-owned studios is not a component of our business model. We are in the process of reselling the licenses for these studios to new or existing franchisees, at which point the employees of these studios will no longer be employees of Xponential Fitness. None of our employees are represented by labor unions.

Xponential franchises are independently owned and operated businesses. As such, employees of franchisees are not employees of Xponential Fitness.

Information Technology and Systems

We recognize the value of enhancing and extending the uses of information technology (“IT”) in virtually every area of our business. Our IT strategy is aligned to support our business strategy and operating plans. We maintain an ongoing program to monitor, replace or upgrade key IT services and infrastructure.

We recently transitioned the studios to a uniform third-party hosted studio management system for enrolling members and managing member database information including personally identifiable information and payment processing. In addition, this management system tracks and analyzes key operating metrics such as membership statistics, cancellations, cross-studio utilization, member tenure and demographics profiles.

We continue to create a more customizable and efficient experience for members through updated digital tools, including enhanced websites and mobile applications. These digital tools enable consumers to search studio locations, browse class schedules and sign up for classes. We continue to enhance the accessibility of our digital tools to increase our online presence and member engagement.

Through our third-party hosted studio management system, we provide franchisees access to an informational management system to receive informational notices, operational resources and updates, training materials and other franchisee communications.

Our back-office computer systems are comprised of a variety of technologies designed to assist the operation of our business. These include a third-party hosted accounting and financial system, a SaaS solutions system to manage franchisees’ leases and franchisee agreements, a third-party hosted payroll system, an inventory and online store management system and a customer relationship management system.

Intellectual Property

We own approximately 64 registered trademarks and service marks in the United States and approximately 297 registered trademarks and service marks in other countries, including “Xponential,” “Pure Barre,” “Stretch Lab,” “Row House,” “Yoga Six,” “Club Pilates,” “CycleBar,” “Rumble,” “AKT” and “Stride.” We believe the Xponential name and the marks associated with our nine brands are of value and are important to our business. Accordingly, as a general policy, we pursue registration of our marks in the United States and select international jurisdictions, monitor the use of our marks in the United States and internationally and oppose any unauthorized use of our marks.

We license the use of our marks to franchisees and third-party vendors through our franchise agreements and vendor agreements. These agreements restrict third parties’ activities with respect to use of our marks. Our franchise agreements impose brand standards requirements and require franchisees to inform us of any potential infringement of our marks.

We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such registered copyrighted materials are not material to our business.

We also license some intellectual property from third parties for use in our franchised studios. Such licenses, including our music licenses, are not material to our business. Franchisees also license certain intellectual property for use in their studios, including music in some cases.

Government Regulation

We and franchisees are subject to various federal, state, provincial and local laws and regulations affecting our business.

We are subject to a trade regulation rule on franchising, known as the FTC Franchise Rule, promulgated by the FTC, that regulates the offer and sale of franchises in the United States and requires us to provide to all prospective franchisees certain mandatory disclosure in a FDD. In addition, we are subject to state franchise sales laws in approximately 19 U.S. states that regulate the offer and sale of franchises by requiring us to make a business opportunity exemption or franchise filing or obtain franchise registration prior to making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees.

We are subject to franchise sales laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees and that further regulate certain aspects of the franchise relationship. We are also subject to franchise relationship laws in at least 22 U.S. states that regulate many aspects of the franchise relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees’ right to associate, among others. In addition, we and franchisees may also be subject to laws in other foreign countries where we or they do business.

We and franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, similar state laws in certain jurisdictions, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and franchisees’ employees are paid at rates related to the U.S. federal or state minimum wage, and past increases in such minimum wages have increased labor costs, as would future increases.

Our and franchisees’ operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements.

We and franchisees are responsible at the studios we operate for compliance with state laws that regulate the relationship between health clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to a studio opening, require certain disclosure of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements, govern member rights in the event of a member relocation or disability, provide specific member rights when a health club closes or relocates, or preclude automatic membership renewals.

We and franchisees primarily accept payments for our memberships through electronic fund transfers from members’ bank accounts and, therefore, are subject to both federal and state legislation and certification requirements, including the Electronic Funds Transfer Act. Some states, such as New York, Massachusetts and Tennessee, have passed or considered legislation requiring gyms and health clubs to offer a prepaid membership option at all times and/or limit the duration for which such memberships can auto-renew through electronic fund transfers, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by us, or franchisees are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the National Automated Clearing House Association and the Canadian Payments Association. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to us or franchisees and may impose further restrictions on our or their collection, disclosure and use of individually identifiable information that are housed in one or more of our or their databases.

Facilities

Our corporate headquarters are located in Irvine, California, where we lease approximately 35,000 square feet of office space pursuant to a lease agreement which expires in 2029. We lease approximately 6,800 square feet for our digital platform production studio from Von Karman Production LLC, which is owned by Mr. Geisler, our Chief Executive Officer and founder, under a lease that expires in 2024. We also lease two Club Pilates training locations, one in Atlanta, Georgia and one in Irvine, California. These leases expire in October 2021 and November 2021, respectively. In addition, we also lease approximately 14,900 square feet of warehouse space, which expires in 2025. We believe that our existing facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required.

We operated 49 company-owned studios as of March 31, 2021. Operating company-owned studios is not a component of our business model, and we are in the process of reselling the licenses for these studios to new or existing franchisees. If we are unable to resell the licenses to all of these company-owned studios by December 31, 2021, we will likely close most or all such studios to the extent they are not profitable at that time. All of the company-owned studios are located in leased properties with no lease term expiring within the next 12 months.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. Other than the matter noted below, we are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, cash flows and financial condition. We have received, and may in the future receive, claims from third parties. Future litigation may be necessary to defend ourselves and franchisees and other partners by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, and the diversion of management resources, among other factors.

MANAGEMENT

Executive Officers

The following table sets forth information regarding our executive officers as of June 25, 2021:

Name	Age	Position
Anthony Geisler	45	Chief Executive Officer
Ryan Junk	45	Chief Operating Officer
Sarah Luna	34	President
John Meloun	44	Chief Financial Officer
Megan Moen	37	Executive Vice President, Finance

Board of Directors

The following table sets forth information regarding our directors as of June 25, 2021, after giving effect to the Reorganization Transactions:

Name	Age	Position
Mark Grabowski	45	Chairman
Anthony Geisler	45	Chief Executive Officer, Director
Brenda Morris	55	Director

Executive Officers and Directors

Anthony Geisler is our founder and has served as our Chief Executive Officer and on our board of directors since 2017. In March 2015, Mr. Geisler purchased Club Pilates and served as Chief Executive Officer from 2015 to 2017, creating the platform on which he founded Xponential Fitness LLC. Club Pilates is now a subsidiary of Xponential Fitness LLC. Mr. Geisler holds a B.A. from University of Southern California. We believe Mr. Geisler is qualified to serve on our board of directors because he is a fitness industry veteran with more than 18 years of experience and an accomplished entrepreneur. Furthermore, Mr. Geisler has accumulated extensive perspective, operational insight and expertise as our founder and Chief Executive Officer.

Ryan Junk has served as our Chief Operating Officer since since May 2021, and prior to that, served as our Chief Strategy Officer and President for CycleBar since November 2017. From June 2017 to November 2017, Mr. Junk served as Divisional President for UFC Gym, a mixed martial arts fitness company, where he also served as Vice President of Sales from December 2009 to June 2015. From July 2015 to June 2016, Mr. Junk served as Executive Vice President for Capital Fitness Group LLC, a health and fitness club company. Mr. Junk co-founded R.L.J Consulting Group, LLC, a fitness consulting firm, in June 2016.

Sarah Luna has served as our President since January 2021 and served as President of Pure Barre from November 2018 to January 2021. From July 2015 to November 2018, Ms. Luna served in various roles, such as Senior Vice President of Operations and National Sales Director, at Club Pilates. From November 2014 to September 2016, Ms. Luna was a Franchise Business Owner at Jazzercise Inc. From January 2012 to July 2015, Ms. Luna was also the founder of Pilates by Sarah Luna. Prior to this position, Ms. Luna held various roles at companies such as Equinox and Jeunesse Global, which focus on health, wellness and fitness. Ms. Luna holds a B.F.A. in Performance Dance and Biological Sciences from University of California, Irvine and an M.B.A. from Chapman University, The George L. Argyros School of Business and Economics.

John Meloun has served as our Chief Financial Officer since 2018. From March 2015 to July 2018, Mr. Meloun served in executive roles at The Joint Corp, a national operator, manager and franchisor of chiropractic clinics, including as Chief Financial Officer from November 2016 to July 2018. From January 2010 to March 2015, Mr. Meloun served as a Senior Director of Financial Planning and Analysis at the University of Phoenix, where he provided guidance to the Chief Financial Officer and Vice President on financial changes. Mr. Meloun holds both a B.S. and an M.B.A. from Arizona State University.

Megan Moen has served as our Executive Vice President of Finance since July 2017 and has served as the Vice President of Finance for Club Pilates since January 2016. From July 2013 to March 2016, Ms. Moen served as a Senior Director of Valuation and Financial Advisory Services at FTI Consulting, a top global management consulting firm, where she performed business and intangible asset valuations, financial and strategic analysis, forecasting and transaction support. Ms. Moen holds a B.A. from University of California, Los Angeles and an M.B.A. from New York University.

Non-Employee Directors

Mark Grabowski has served as the Chairman of our board of directors since May 2017. Mr. Grabowski is a Managing Partner at Snapdragon Capital Partners, which he founded in 2018, where he focuses on health and wellness as a core vertical of investment. From August 2016 to June 2018, Mr. Grabowski was a partner at TPG Growth, where he oversaw the platform’s consumer investments. From January 2007 to August 2016, Mr. Grabowski was a Managing Director at L Catterton, a middle market consumer-focused private equity firm. Mr. Grabowski has prior private equity experience at AEA Investors and American Capital Strategies. Mr. Grabowski holds an A.B. degree in Economics from Dartmouth College and an M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Grabowski is qualified to serve on our board of directors because of his extensive business and investment expertise and his knowledge of our company and our industry.

Brenda Morris has served on our board of directors since May 2019. Ms. Morris has over 35 years of experience in finance, accounting and operations roles concentrated in consumer products, food and beverage, retail and wholesale sectors. Ms. Morris is currently a Partner at CSuite Financial Partners, a financial executive services firm, which she joined in November 2015. Ms. Morris currently serves on the boards of directors of Boot Barn Holdings, Inc., Duluth Holdings Inc., Nutrition Topco, a health & wellness company and Audit Committee Chair, Ideal Image Holdings and Audit Committee Chair, a chain of medical spas and Asarasi Inc, a private sparkling tree water company. From 2016 to 2019, Ms. Morris served as Chief Financial Officer at Apex Parks Group, a privately held operating company of family entertainment centers, water parks and amusement parks. From 2015 to 2016, Ms. Morris served as Senior Vice President, Finance at Hot Topic, Inc., a specialty retailer. From 2013 to 2015, Ms. Morris served as Chief Financial Officer at 5.11 Tactical, a tactical gear and apparel wholesaler and retailer. Ms. Morris holds a B.A. from Pacific Lutheran University and an M.B.A. from Seattle University. We believe Ms. Morris is qualified to serve on our board of directors based on her extensive experience in finance, accounting and executive management and as a member of the board of directors of various companies in the consumer and retail industry.

Controlled Company

For purposes of the corporate governance rules of the NYSE, we are a “controlled company” and will continue to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Pre-IPO LLC Members will continue to beneficially own more than 50% of the combined voting power of Xponential Fitness, Inc. upon completion of this offering. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require our Human Capital Management and Nominating and Corporate Governance Committees comprised entirely of independent directors.

Board Structure and Compensation of Directors

Upon the completion of this offering, our board of directors will consist of four directors. Brenda Morris qualifies an an independent director under the corporate governance standards of NYSE.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $75,000. Additionally, the non-executive board chair will also receive an annual fee of $25,000 and the lead director will receive an annual fee of $20,000. Each member of the Audit Committee, Nominating and Corporate Governance Committee and Human Capital Management Committee will also receive an annual fee of $5,000. The chair of our Audit Committee will also receive an annual fee of $15,000 and the chair of our Nominating and Corporate Governance Committee and Human Capital Management Committee will receive an annual fee of $10,000. Each non-employee director also will receive equity-based awards with a grant date value of $75,000, subject to continued service on the board.

Board Committees

Upon the consummation of this offering, our board of directors will have four standing committees: an Audit Committee, a Human Capital Management Committee, a Nominating and Corporate Governance Committee and a Disclosure Committee.

Audit Committee

The members of our Audit Committee are Brenda Morris and Mark Grabowski. Ms. Morris is the chair of our Audit Committee. Ms. Morris meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. We expect to appoint two new independent directors to the Audit Committee within the applicable time frame required by the NYSE and the SEC and that the composition of our Audit Committee will satisfy the independence requirements of the NYSE and the SEC within the applicable time frame. Each member of our Audit Committee is financially literate. In addition, our board of directors has determined that Ms. Morris is qualified as an Audit Committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our board of directors. Our Audit Committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence and qualifications of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Human Capital Management Committee

The members of our Human Capital Management Committee are Mark Grabowski and Brenda Morris. Mr. Grabowski is the chair of our Human Capital Management Committee. We intend to avail ourselves of certain exemptions afforded to controlled companies under NYSE corporate governance rules, which will exempt us from the requirement that we have a Human Capital Management Committee composed entirely of independent directors. Ms. Morris meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Our Human Capital Management Committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committe are Mark Grabowski and Brenda Morris. Mr. Grabowski is the chair of our Nominating and Corporate Governance Committe. We intend to avail ourselves of certain exemptions afforded to controlled companies under NYSE corporate governance rules, which will exempt us from the requirement that we have a Nominating and Corporate Governance Committe composed entirely of independent directors. Brenda Morris meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Our Nominating and Corporate Governance Committe is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Disclosure Committee

The members of the Disclosure Committee are John Meloun (CFO), Sarah Luna (President), Theresa Esparza (Corporate Controller) and outside counsel. John Meloun is the chair of our Disclosure Committee. Our Disclosure Committee is responsible for, among other things:

•	designing and establishing controls and other procedures to ensure the accuracy and timeliness of the disclosures made by the Company;

•	monitoring the integrity and effectiveness of the Company’s disclosure controls;

•	reviewing and supervising the preparation of the Company’s required disclosure statements, press releases, communications disseminated to shareholders and presentations to rating agencies and lenders.

Code of Business Conduct and Ethics Policy

We have adopted a Code of Business Conduct and Ethics Policy that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. Upon the completion of this offering, the full text of our Code of Business Conduct and Ethics Policy will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Human Capital Management Committee Interlocks and Insider Participation

During 2020, Mark Grabowski, Brenda Morris and former director Marc Magliacano served as members of our Human Capital Management Committee. None of the members of our Human Capital Management Committee had during the prior fiscal year been one of our officers or employees or, except for Mr. Grabowski, had a relationship requiring disclosure under “Certain Relationships and Related Party Transactions.” None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or Human Capital Management Committee of any entity that has one or more executive officers serving on our board of directors or Human Capital Management Committee.

With respect to Mr. Grabowski, until the completion of this offering, H&W Franchise Holdings, which owned all of our equity interests prior to the consummation of the Reorganization Transactions, was a party to a management services agreement with H&W Investco Management LLC, pursuant to which H&W Investco Management LLC provided us with certain management services. Mr. Grabowski owns H&W Investco Management LLC. For the fiscal years ended December 31, 2019 and 2020, we paid H&W Investco Management LLC $557,000 and $795,000, respectively, for expenses and services provided under the management services agreement. See “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers (our “Named Executive Officers”) during our fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Anthony Geisler	2020	400,000	—	—	413,478	813,478
Chief Executive Officer	2019	400,000	200,000	—	447,611	1,047,611

John Meloun	2020	300,000	—	—	36,563	336,563
Chief Financial Officer	2019	300,000	150,000	—	39,826	489,826

Ryan Junk	2020	267,277	10,000	35,129	4,316	316,722
Chief Operating Officer

(1)	Reflects bonus actually paid for 2020 performance for each executive officer.

(2)

Reflects the grant date value of profits interest awards granted during the applicable year as calculated using the Black-Scholes method in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718. As discussed below under “Incentive Unit Awards—2020 Grants,” an award of profits interests was made to Mr. Junk in 2020, which included both service-vesting units and performance-vesting units. The service-vesting units had a grant date fair value of $35,129. On the date of grant it was determined that attainment of the performance condition applicable to the performance-vesting units was not probable. As a result, pursuant to SEC regulations, we are including $0 for the value of the performance-vesting units in the Summary Compensation Table. Assuming that the highest level of performance under the award was achieved, the maximum value of this award as of the grant date would be $35,129. Assumptions made in the course of this valuation are set forth in Note 11 to our financial statements elsewhere in this prospectus.

(3)

Reflects the matching contributions to the 401(k) plan and our payments to cover the employee portion of medical and dental insurance coverage for each executive officer. For Mr. Geisler, this amount also reflects a $400,000 consulting fee paid to Mr. Geisler by H&W Investco Management LLC for services to us rendered pursuant to the Consulting Agreement. For Mr. Meloun, this amount also reflects $23,630 in commuting expenses paid by us.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have entered into employment agreements with each of our named executive officers (described in further detail below) which generally include the officer’s base compensation, annual bonus opportunity, entitlement to participate in our health and welfare benefit plans and certain restrictive covenants and severance entitlements on qualifying terminations of employment.

Anthony Geisler

In July 2021, we entered into an employment agreement with Mr. Geisler (the “Geisler Employment Agreement”). The term of the Geisler Employment Agreement initially runs from July 2021 until July 2022, after which the agreement will continue to renew annually for successive one-year periods, unless either party provides prior written notice of non-renewal.

Pursuant to the Geisler Employment Agreement, Mr. Geisler’s annual base salary was set at $600,000 and is subject to increase by our board of directors based on Mr. Geisler’s performance. Mr. Geisler is eligible to participate in our annual cash bonus program with an annual cash bonus opportunity of up to 120% of base salary (with a target of 100% of base salary), along with our defined contribution, health, insurance, retirement and other benefit plans as provided to our similarly situated executives. In the event Mr. Geisler elects not to participate in our medical or dental plans, we will continue to pay for his current medical and dental plan (or any reasonable equivalent plan acceptable to Mr. Geisler) in lieu of participating in any such plans.

In addition, pursuant to the Geisler Employment Agreement and subject to entering into a customary grant agreement, Mr. Geisler is entitled to receive (i) during the third quarter of 2021, restricted stock units with an initial value of $833,333, vesting over two years and (ii) during the first quarter of 2022, restricted stock units with an initial value of $3 million, vesting over three years (collectively, the “Geisler Equity Grant”). Receipt of the Geisler Equity Grant is subject to final compensation committee approval and Mr. Geisler’s continued employment through the applicable grant date.

John Meloun

In June 2021, we entered into an employment agreement with Mr. Meloun (the “Meloun Employment Agreement”). The term of the Meloun Employment Agreement initially runs from June 2021 to June 2022, after which the agreement renews annually for successive one-year periods, unless either party provides prior written notice of non-renewal.

Pursuant to the Meloun Employment Agreement, Mr. Meloun’s annual base salary was set at $300,000 and is subject to increase by our board of directors based on Mr. Meloun’s performance. Mr. Meloun is eligible to participate in our annual cash bonus program with an annual cash bonus opportunity of 50% of base salary, along with our defined contribution, health, insurance, retirement and other benefit plans as provided to our similarly situated executives. In the event Mr. Meloun elects not to participate in our medical or dental plans, we will continue to pay for his current medical and dental plan (or any reasonable equivalent plan acceptable to Mr. Meloun) in lieu of participating in any such plans.

Ryan Junk

In June 2021, we entered into an employment agreement with Mr. Junk (the “Junk Employment Agreement”). The term of the Junk Employment Agreement initially runs from June 2021 to June 2022, after which the agreement renews annually for successive one-year periods, unless either party provides prior written notice of non-renewal.

Pursuant to the Junk Employment Agreement, Mr. Junk annual base salary, now $300,000, is subject to increase by our board of directors based on Mr. Junk’s performance. Mr. Junk is eligible to participate in our annual cash bonus program with an annual cash bonus opportunity of 35% of base salary, along with our defined contribution, health, insurance, retirement and other benefit plans as provided to our similarly situated executives. In the event Mr. Junk elects not to participate in our medical or dental plans, we will continue to pay for his current medical and dental plan (or any reasonable equivalent plan acceptable to Mr. Junk) in lieu of participating in any such plans.

Management Services and Consulting Agreement

As discussed in more detail under “Certain Relationships and Related Party Transactions—Management Services Agreement,” in 2020, H&W Franchise Holdings was party to a Management Services Agreement with H&W Investco Management LLC, pursuant to which H&W Investco Management LLC provided certain management, advisory, consulting and strategic planning services to H&W Franchise Holdings and its subsidiaries, including us. Pursuant to the Management Services Agreement, H&W Franchise Holdings agreed to pay H&W Investco Management LLC an annual fee of $750,000 and reimburse H&W Investco Management LLC for reasonable out-of-pocket expenses.

In connection with the Management Services Agreement, in 2020 H&W Investco Management LLC was party to a consulting agreement with Mr. Geisler. Pursuant to this consulting agreement, Mr. Geisler agreed to provide certain consulting services related to managing us pursuant to the Management Services Agreement. In exchange for these services, H&W Investco Management LLC agreed to pay Mr. Geisler a consulting fee of $400,000 per year. This payment is in addition to the $400,000 of annual base salary payable to Mr. Geisler under the Geisler Employment Agreement. A total of $400,000 was payable to Mr. Geisler under the consulting agreement for these consulting services in 2020.

The Management Services Agreement and the consulting agreement will terminate automatically on consummation of this offering.

Equity Compensation Plans and Outstanding Awards

We maintain the First Amended and Restated Profits Interest Plan of H&W Franchise Holdings LLC (the “Profits Interest Plan”), in order to provide eligible employees of H&W Franchise Holdings or its affiliates with an opportunity to participate in our future. Under the Profits Interest Plan, we have granted to each of our Named Executive Officers awards of Class B units in H&W Franchise Holdings (the “Incentive Units”), that are intended to be “profits interests” for income tax purposes. A profits interest award provides the award holder with value only if and to the extent that we grow in value following the grant of the award.

Incentive Unit Awards—Current Terms and Conditions

Except as noted below, one-half of the Incentive Units granted to each of our Named Executive Officers, referred to here as service-vesting units, are scheduled to vest over a specific schedule, subject only to the recipient’s continued service through the applicable vesting date. All service-vesting units would vest upon the recipient’s continued service through a Sale of the Company. For this purpose, Sale of the Company is generally defined as a sale or transfer of all or substantially all of the assets of H&W Franchise Holdings or any of its subsidiaries.

Except as noted below, the other half of the Incentive Units granted to each recipient, referred to here as performance-vesting units, are eligible to vest upon a Sale of the Company if, upon the Sale of the Company, H&W Investco, LP realizes net cash proceeds from the Sale of the Company representing a designated multiple from as low as 1.4x to as high as 4x of its aggregate equity investment in our company.

An award of Incentive Units was granted to Mr. Geisler on October 25, 2018 that provided for 24,300 performance-vesting units. An award to Mr. Geisler on October 24, 2018 that provided for 62,148 Incentive units provided that the first tranche of service-vesting units were vested as of the date of grant, with the remainder vesting on continued service through May 2, 2019, 2020 and 2021. An award was granted to Mr. Geisler on October 1, 2019 that provided for 25,000 performance-vesting units.

Incentive Unit Awards—2020 Grants

In 2020 we granted an award of Incentive Units to Mr. Junk that provides for 907.5 performance-vesting units and 907.5 service-vesting units. This award has a participation threshold of $244.46. 453.75 Incentive Units vested on August 11, 2020, 226.87 Incentive Units vested on February 27, 2021, and the remaining 226.87 units vest on February 27, 2022, subject to continued service.

Incentive Unit Awards—Treatment in Connection with this Offering

In connection with this offering and the transaction described in “Organizational Structure – The Reorganization Transactions,” we expect that the Incentive Units will be reclassified into LLC Units of Xponential Holdings LLC (the “Reclassified Incentive Units”) and will remain subject to the vesting terms described below. In connection with the Reorganization Transactions, newly issued shares of Class B common stock will be issued to each holder of vested Reclassified Incentive Units on a one-for-one basis to such holder’s vested Reclassified Incentive Units. In addition, Xponential Fitness, Inc. will issue shares of Class B common stock to a holder of unvested Reclassified Incentive Units on a one-for-one basis only as and when the holder’s unvested Reclassified Incentive Units vest. Once vested, the holders of Reclassified Incentive Units will have the right, pursuant to the terms of the Amended LLC Agreement, to require Xponential Holdings LLC to redeem their vested Reclassified Incentive Units for, at our election, either newly issued shares of Class A common stock on a one-for-one basis or a cash payment, pursuant to the terms of the Amended LLC Agreement.

As described above, the Incentive Units previously granted to our NEOs include “time-vesting” awards which are subject to vesting terms based on the executive’s continued employment through the applicable vesting date as well as “performance-vesting” awards. The Reclassified Incentive Units received in respect of such “time-vesting” Incentive Units will be subject to the same vesting terms as applied to the Incentive Units. The vesting terms for the Reclassified Incentive Units received in respect of “performance-vesting” Incentive Units will be amended in connection with the Reorganization Transactions to be subject to the achievement of a specified per share price for our Class A common stock for 25 of 30 consecutive trading days following the end of the 180-day lock-up period, rather than the original performance-vesting goals that were based upon the achievement of designated multiples of H&W Investco, LP aggregate equity investment in Xponential Holdings LLC.

Upon the occurrence of a Sale of the Company after the completion of this offering, all outstanding time-based Reclassified Incentive Units will become fully vested, subject to the employee’s continued employment through such event. In addition, our Human Capital Management Committee may, in its sole discretion, provide for the full acceleration of any portion of the Incentive Units (or, following the completion of this offering, the unvested Reclassified Incentive Units) at any time and for any reason. On a termination of employment for any reason other than for Cause (as defined in the applicable award agreement), any unvested Incentive Units (or, following the completion of this offering, vested and unvested Reclassified Incentive Units) will be forfeited, and on a termination of employment for Cause, all vested and unvested Incentive Units (or, following the completion of this offering, vested Reclassified Incentive Units) are forfeited. Vested Incentive Units (or, following the completion of this offering, Reclassified Incentive Units) are subject to a call right at a price equal to fair market value for 180 days following a termination of employment for any reason; provided, however, that the repurchase price will be the lesser of cost and fair market value if the termination of employment is by the employer for Cause or by the holder without Good Reason.

IPO Restricted Stock Unit Awards

In connection with the consummation of this offering, we intend to grant restricted stock units (“RSUs”) under our 2021 Plan described below to certain senior employees, including Ryan Junk, to provide retention incentives to these individuals. In some cases, the RSUs are also being granted in replacement of existing compensation arrangements relating to the performance of specified business units of the company that these senior employees were responsible for.

These RSUs will be subject to the terms of the 2021 Incentive Plan and individual award agreements to be entered into when the RSUs are formally approved and granted. Unvested RSUs will accrue dividend equivalents, which will not be paid out unless and until the share with respect to which a dividend equivalent was accrued is vested and delivered to the holder.

These RSUs will vest as follows: 50% of the RSUs will vest on the twelve month anniversary of the date of grant (which is anticipated to be at or immediately following the closing of this offer), an additional 25% of the RSUs will vest on the eighteen month anniversary of the date of grant and the remaining 25% of the RSUs will vest on the twenty-four month anniversary of the date of grant, in each case subject to the holder’s continued employment through such vesting date.

2021 Omnibus Incentive Plan

We expect that our 2021 Omnibus Incentive Plan (the “2021 Plan”) will become effective in connection with this offering. The 2021 Plan provides for the grant of equity-based awards to our employees, consultants, service providers and non-employee directors.

Administration. The 2021 Plan will be administered by the Human Capital Management Committee (the “Committee”) of our board of directors, unless another committee is designated by our board of directors. The Committee will have the authority to, among other actions, determine eligible participants, the types of awards to be granted, the number of shares covered by any awards, the terms and conditions of any awards (and amend any terms and conditions) and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended.

Shares Reserve; Adjustments. The maximum number of shares of our Class A common stock available for issuance under the 2021 Plan will not exceed in the aggregate the sum of (i) 5,745,507 shares of Class A common stock and (ii) the number of shares of our Class A common stock issuable pursuant to awards previously granted under the Profits Interests Plan (taking into account any conversion of such outstanding Awards). Any shares underlying substitute awards, shares remaining available for grant under a plan of an acquired company and awards that are forfeited, cancelled, expired, terminated or are otherwise lapsed, in whole or in part, or are settled in cash or withheld by us in respect of taxes, will become available for future grant under our 2021 Plan. Any shares of Class A common stock issuable upon settlement of RSUs described in “—IPO Restricted Stock Unit Awards” will be issued under the 2021 Plan, reducing the 741,020 shares of our Class A common stock issuable under the 2021 Plan.

In the event of certain changes in our corporate structure, including any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off or other similar corporate transaction or event affecting our common stock, or changes in applicable laws, regulations or accounting principles, the Committee will make appropriate adjustments to prevent undue enrichment or harm to the number and type of common shares subject to awards, and to the grant, purchase, exercise or hurdle price for any award.

Non-Employee Director Limits. Under the 2021 Plan, the maximum number of shares of our Class A common stock subject to an award granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year, in respect to the non-employee director’s service as a member of our board of directors during such year, shall not exceed $650,000 in total value or (ii) in the event such non-employee director is first appointed or elected to the board of directors, $1,000,000 in total value during the initial annual period, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Stock Options. The 2021 Plan permits the grant of incentive stock options to employees and/or nonstatutory stock options to all eligible participants. The exercise price of stock options may not be less than the fair market value of our Class A common stock on the grant date, provided that if an incentive stock option is granted to a 10% stockholder, the exercise price may not be less than 110% of the fair market value of our Class A common stock, and the term of the options may not exceed 10 years (or five years in the case of an incentive stock option granted to a 10% stockholder). The Committee will determine the method of payment of the exercise price. The Committee may provide that, to the extent a stock option is not previously exercised as to all of the shares of our Common Stock subject thereto, and, if the fair market value of one share of our Class A common stock is greater than the exercise price then in effect, then the stock option shall be deemed automatically exercised immediately before its expiration.

Stock Appreciation Rights. The 2021 Plan permits the grant of stock appreciation rights, which entitle the holder to receive shares of our Class A common stock or cash having an aggregate value equal to the appreciation in the fair market value of our Class A common stock between the grant date and the exercise date, times the number of shares of our Class A common stock subject to the award. The exercise price of stock appreciation rights may not be less than the fair market value of our common stock on the date of grant. The Committee may provide that, to the extent a stock appreciation right is not previously exercised as to all of the shares of our Common Stock subject thereto, and, if the fair market value of one common share is greater than the exercise price then in effect, then the stock appreciation right shall be deemed automatically exercised immediately before its expiration.

Restricted Stock and Restricted Stock Units. The 2021 Plan permits the grant of restricted stock and restricted stock units. Restricted stock awards are grants of shares of our Class A common stock, subject to certain condition and restrictions as specified in the applicable award agreement. Restricted stock units represent the right to receive shares of our Class A common stock (or a cash amount equal to the value of our Class A common stock) on future specified dates. The Committee will determine the form or forms in which payment of the amount owing upon settlement of a restricted stock unit may be made.

Performance Awards. The 2021 Plan permits the grant of performance awards which are payable upon the achievement of performance goals determined by the Committee. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a performance award.

Other Cash-Based and other Stock-Based Awards. The 2021 Plan permits the grant of other cash-based and other stock-based awards, the terms and conditions of which will be determined by the Committee and specified in the applicable award agreement.

Minimum Vesting Requirements. Awards granted under the 2021 Plan are required to vest over a period at not less than one year from the grant date, provided that the following awards will not be subject to this requirement (i) shares of Class A common stock delivered in lieu of fully vested cash awards and (ii) any additional awards that the Committee may grant with such other vesting requirements, if any, as the Committee may establish up to 5% of shares available for issuance under the 2021 Plan.

Termination of Service. In the event of a participant’s termination of service, as defined in the 2021 Plan, the Committee may determine the extent to which an award may be exercised, settled, vested, paid or forfeited prior to the end of a performance period, or the vesting, exercise or settlement of such award.

Change in Control. In the event of a change in control, as defined in the 2021 Plan, the Committee may take certain actions with respect to outstanding awards, including the continuation or assumption of awards, substitution or replacement of awards by a successor entity, acceleration of vesting and lapse of restrictions, determination of the attainment of performance conditions for performance awards or cancellation of awards in consideration of a payment.

Dissolution or Liquidation. In the event of the dissolution or liquidation of our company, each award will be terminated immediately prior to the consummation of such action, unless otherwise determined by the Committee.

No Repricing. Except pursuant to an adjustment by the Committee permitted under the 2021 Plan, no action may directly or indirectly reduce the exercise or hurdle price of any award established at the time of grant without stockholder approval.

Plan Amendment or Termination. The Committee has the authority to amend, suspend, discontinue or terminate the 2021 Plan, provided that no such action may be taken without stockholder approval if the approval is necessary to comply with a tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to comply. No amendment may in general adversely and materially affect a participant’s rights under any outstanding award without such participant’s written consent.

Term of the Plan. No awards may be granted under the 2021 Plan after our board of directors terminates the plan, the maximum number of shares available for issuance has been issued or 10 years from the effective date, whichever is earlier.

2021 Employee Stock Purchase Plan

We expect that our Employee Stock Purchase Plan (the “ESPP”) will become effective on a date to be specified by the Committee following the completion of this offering. The ESPP will provide our employees and employees of participating subsidiaries with an opportunity to acquire a proprietary interest in our company through the purchase of shares of our Class A common stock. Initially, the ESPP will not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). From and after such date as the Committee, in its discretion, determines that the ESPP is able to satisfying the requirements under Section 423 of the Code and that it will operate the ESPP in accordance with such requirements, the ESPP will be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and the ESPP will be interpreted in a manner that is consistent with that intent.

Administration. Our ESPP will be administered by the Committee, which will have the authority to take any actions necessary or desirable for the administration of the ESPP, including adopting sub-plans applicable to particular participating subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code, or special rules applicable to participants in particular participating subsidiaries or particular locations. The Committee may change the minimum amounts of compensation (as defined in the ESPP) for payroll deductions, the frequency with which a participant may elect to change his or her rate of payroll deductions, the dates by which a participant is required to submit an enrollment form and the effective date of a participant’s withdrawal from the ESPP due to a termination or transfer of employment or change in employment status.

Shares Reserved. The maximum number of shares of our Class A common stock available for issuance under the ESPP will initially not exceed in the aggregate 4,504,038 shares of our Class A common stock. The share pool will be increased on the first day of each fiscal year in an amount equal to the lesser of (i) 500,449 shares of our Class A common stock and (ii) 1% of the aggregate number of shares of our Class A common stock (on a fully diluted basis) on the last day of the immediately preceding fiscal year.

Eligibility. Unless otherwise determined by the Committee in a manner that is consistent with Section 423 of the Code, any employee of ours or a participating subsidiary who is customarily employed for at least 20 hours per week and more than five months in any calendar year is eligible to participate in an offering period, subject to the requirements of Section 423 of the Code. An eligible employee will not be granted an option if such grant would result in the employee owning 5% or more of the total combined voting power or value of all classes of our and our subsidiaries’ stock or if such grant would permit the employee to purchase our and our subsidiaries’ stock at a rate that exceeds $25,000 of the fair market value of the stock for each calendar year in which such option is outstanding at any time.

Offering Periods. Unless otherwise determined by the Committee, each offering period under the ESPP will have a duration of six months commencing on January 1 or June 1. The initial offering period under the ESPP will commence on a date to be specified by the Committee following the completion of this offering.

Participation. Participation in the ESPP is voluntary. Eligible employees may elect to participate in the ESPP by completing an enrollment form and submitting it in accordance with the enrollment procedures established by the Committee, upon which the employee authorizes payroll deductions from his or her paycheck on each payroll date during the offering period in an amount equal to at least 1% of his or her compensation.

Participants may decrease (but not increase) their rate of payroll deductions only once during an offering period (twice during the initial offering period) by submitting a new enrollment form which must be submitted at least fifteen (15) days before the purchase date (as defined in the ESPP). The deduction rate selected for an offering period will remain in effect for subsequent offering periods unless the participant (i) submits a new enrollment form authorizing a new rate of payroll deductions, (ii) withdraws from the ESPP or (iii) terminates employment or otherwise becomes ineligible to participate in the ESPP.

Grant and Exercise of Options. Each participant will be granted, on the first trading day of each offering period, an option to purchase, on the last trading day of the offering period, a number of shares of our Class A common stock determined by dividing the participant’s accumulated payroll deductions by the applicable purchase price. The purchase price for the option will equal to 85% of the fair market value of a share on the purchase date. A participant’s option will be exercised automatically on the purchase date to purchase the maximum number of whole shares of our Class A common stock that can be purchased with the amounts in the participant’s notional account. The maximum number of shares of our Class A common stock that may be purchased by all participants during a single offering period may not exceed 2,000,000 shares of Class A common stock (on a fully diluted basis) on the effective date of this offering (the “Offering Period Limit”).

Withdrawal. Participants may withdraw from an offering at any time prior to the last day of the offering period by submitting a revised enrollment form indicating his or her election to withdraw at least fifteen (15) days before the purchase date. The accumulated payroll deductions held on behalf of the participant in his or her notional account will be paid to the participant promptly following receipt of the participant’s revised enrollment form indicating their election to withdraw, and the participant’s option will be automatically terminated.

Termination of Employment; Change in Employment Status; Transfer of Employment. On termination of a participant’s employment for any reason, or a change in the participant’s employment status following which the participant is no longer an eligible employee, the participant will be deemed to have withdrawn from the ESPP effective as of the date of such termination of employment or change in status, the accumulated payroll deductions remaining in the participant’s notional account will be returned to the participant, and the participant’s option will be automatically terminated.

Oversubscribed Offerings. If the Committee determines that, on a particular purchase date, the number of shares with respect to which options are to be exercised either exceeds the number of shares available under the ESPP or the Offering Period Limit, the shares will be allocated pro rata in a uniform manner as practicable and as the Committee deems equitable.

Adjustments Upon Changes in Capitalization; Corporate Transactions. In the event of any dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of shares or other securities of our company or other change in our company’s structure affecting our Class A common stock, then in order to prevent dilution or enlargement of the benefits intended to be made available under the ESPP, the Committee will make equitable adjustments to the number and class of shares that may be issued under the ESPP, the purchase price per share, and the number of shares covered by each outstanding option.

In the event of a corporate transaction (as defined in the ESPP), each outstanding option will be assumed (or an equivalent option substituted) by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute such option, the offering period will be shortened by setting a new purchase date on which the offering period will end. The new purchase date for the offering period will occur before the date of the corporate transaction.

Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of our company, any offering period in progress will be shortened by setting a new purchase date and the offering period will end immediately prior to the proposed dissolution or liquidation. Participants will be provided with written notice of the new purchase date and that the participant’s option will be exercised automatically on such date, unless before such time, the participant has withdrawn from the offering.

Amendment and Termination. The Committee may, in its sole discretion, amend, suspend or terminate the ESPP at any time and for any reason. The Committee may elect, upon termination of the ESPP, to terminate any outstanding offering period either immediately or once shares have been purchased on the next purchase date or permit the offering period to expire in accordance with its terms.

Potential Payments upon Termination of Change in Control

Anthony Geisler

Pursuant to the Geisler Employment Agreement, if Mr. Geisler’s employment is terminated (i) by us without “cause” (as defined in the Geisler Employment Agreement), (ii) by Mr. Geisler for “good reason” (as defined in the Geisler Employment Agreement) or (iii) as a result of Mr. Geisler’s death or disability, and Mr. Geisler executes a release of all claims in substance and form satisfactory to us, Mr. Geisler will be entitled to severance payments of 12 months’ base salary, payable in periodic installments according to our regular payroll practices. In addition, Mr. Geisler will be entitled to (i) reimbursement for the cost of COBRA coverage until Mr. Geisler is covered under different health insurance, (ii) subject to the business’s achievement of 90% of its EBITDA budget for the year of termination, full acceleration of the Geisler Equity Grant, (iii) full acceleration of any other equity grant, stock options or long term incentive beneftis and (iv) if Mr. Geisler’s termination occurs more than six months into the Company’s calendar year, a prorated annual bonus.

John Meloun

Pursuant to the Meloun Employment Agreement, if Mr. Meloun’s employment is terminated (i) by us without “cause” (as defined in the Meloun Employment Agreement) or (ii) by Mr. Meloun for “good reason” (as defined in the Meloun Employment Agreement), and Mr. Meloun executes a release of all claims in substance and form satisfactory to us, Mr. Meloun will be entitled to severance payments of nine months’ base salary, payable in periodic installments according to our regular payroll practices.

Ryan Junk

Pursuant to the Junk Employment Agreement, if Mr. Junk’s employment is terminated (i) by us without “cause” (as defined in the Junk Employment Agreement) or (ii) by Mr. Junk for “good reason” (as defined in the Junk Employment Agreement), and Mr. Junk executes a release of all claims in substance and form satisfactory to us, Mr. Junk will be entitled to severance payments of six months’ base salary, payable in periodic installments according to our regular payroll practices.

Restrictive Covenants Pursuant to their respective employment agreements, Messrs. Geisler, Meloun and Junk are each subject to certain restrictive covenants, including a twelve-month post-termination non-solicit of employees, a non-solicit of business relations during employment, a mutual and perpetual non-disparagement obligation, a perpetual confidentiality obligation and invention assignment provisions.

Retirement, Health, Welfare and Additional Benefits

We maintain a tax-qualified retirement plan (the “401(k) Plan”), that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. The 401(k) Plan permits us to make matching contributions and profit sharing contributions to eligible participants. Eligible employees are able to participate in the 401(k) Plan one month following their start date, and will be eligible for matching contributions after one year of service. Participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. Participants vest into matching contributions and profit sharing contributions over a two- and six-year period, respectively.

In 2020, we provided for a discretionary match of 100% of the first 4% of compensation contributed to the 401(k) Plan for each participant. The amount we contributed on behalf of each Named Executive Officer in 2020, if any, is reflected above under “—Summary Compensation Table.”

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning outstanding equity incentive plan awards for our Named Executive Officers as of the end of our fiscal year ended December 31, 2020.

	Incentive Unit Awards
Name	Number of Incentive Units That Have Not Vested (#)		Market Value of Incentive Units That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Incentive Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Incentive Units or Other Rights That Have Not Vested ($)(1)
Anthony Geisler	5,523.1	(2)	775,277.55	22,092.4	(3)	3,101,110.19
	7,768.5	(4)	804,428.18	31,074.0	(5)	3,217,712.20
				24,300.0	(6)	0
				25,000.0	(7)	0
John Meloun	2,148.8	(8)	222,508.24	4,297.7	(9)	445,026.84
Ryan Junk	303.8	(10)	41,887.94	607.5	(11)	83,762.10
	453.8	(12)	0	907.5	(13)	0

(1)	Reflects the value of each award based on the value of a common unit as of December 31, 2020, which was $238.55 per unit and subject to a participation threshold.

(2)

Represents unvested Incentive Units under an award granted August 17, 2017, with an initial participation threshold of $92.01, which was adjusted to $98.18 in connection with an assumption of the award by H&W Franchise Holdings. This portion of the award vests in annual installments on the first four anniversaries of the grant date.

(3)

Represents unvested Incentive Units under an award granted August 17, 2017 with an initial participation threshold of $92.01, which was adjusted to $98.18 in connection with an assumption of the award by H&W Franchise Holdings. This portion of the award vests upon continued service through a Sale of the Company as defined in the profit interest award agreement if H&W Investco, LP realizes net cash proceeds of between 2.2307x to 3.0769x of its equity investment in our company.

(4)

Represents unvested Incentive Units under an award granted October 24, 2018 with a participation threshold of $135.00. This portion of the award vests in four equal installments including on the grant date, and the first three anniversaries of May 2, 2018.

(5)

Represents unvested Incentive Units under an award granted October 24, 2018 with a participation threshold of $135.00. This portion of the award vests upon continued service through a Sale of the Company as defined in the profit interest award agreement if H&W Investco, LP realizes net cash proceeds of between 1.4x to 4x of its equity investment in our company.

(6)

Represents unvested Incentive Units under an award granted October 25, 2018 with a participation threshold of $255.00. This portion of the award vests upon continued service through a Sale of the Company as defined in the profit interest award agreement if H&W Investco, LP realizes net cash proceeds of 4x of its equity investment in our company.

(7)

Represents unvested Incentive Units under an award granted October 1, 2019 with a participation threshold of $365.16. This portion of the award vests upon continued service through a Sale of the Company as defined in the profit interest award agreement if H&W Investco, LP realizes net cash proceeds of at least 4x of its equity investment in our company.

(8)

Represents unvested Incentive Units under an award granted October 24, 2018 with a participation threshold of $135.00. This portion of the award vests in annual installments on the first four anniversaries of July 2, 2018.

(9)

Represents unvested Incentive Units under an award granted October 24, 2018 with a participation threshold of $135.00. This portion of the award vests upon continued service through a Sale of the Company as defined in the profit interest award agreement if H&W Investco, LP realizes net cash proceeds of between 2.2307x to 3.0769x of its equity investment in our company.

(10)

Represents unvested Incentive Units under an award granted February 27, 2018 with a participation threshold of $100.67. This portion of the award vests in annual installments on the first four anniversaries of February 27, 2018.

(11)

Represents unvested Incentive Units under an award granted February 27, 2018 with a participation threshold of $100.67. This portion of the award vests upon continued service through a Sale of the Company as defined in the profit interest award agreement if H&W Investco, LP realizes net cash proceeds of between 2.2307x to 3.0769x of its equity investment in our company.

(12)

Represents unvested Incentive Units under an award granted August 11, 2020 with a participation threshold of $244.46. This portion of the award vested 453.75 incentive units on August 11, 2020, 226.87 incentive units vested on February 27, 2021, and the remaining in 226.87 units vest on February 27, 2022.

(13)

Represents unvested Incentive Units under an award granted August 11, 2020 with a participation threshold of $244.46. This portion of the award vests upon continued service through a Sale of the Company as defined in the profit interest award agreement if H&W Investco, LP realizes net cash proceeds of between 3.0x to 4.0x of its equity investment in our company.

Non-Employee Director Compensation

The table below shows the equity and other compensation granted to our non-employee directors for fiscal 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Brenda Morris	65,000	—	—	65,000
Mark Grabowski	—	—	262,500	262,500
Marc Magliacano (3)	—	—	—	—

(1)	As of December 31, 2020, Ms. Morris held 1,215 Incentive Units that fully vested on May 29, 2021.

(2)

For Mr. Grabowski, reflects fees paid under the Management Services Agreement with H&W Investco Management LLC. In 2020 we incurred $750,000 for services under this agreement, which $350,000 and $400,000 were payable to Snapdragon Capital Partners, with which Mr. Grabowski is affiliated, and

Mr. Geisler respectively. In 2020, payments of $300,000 and $262,500 were paid, and the remaining balance were deferred and expected to be paid in 2021. Of this amount, H&W Investco Management LLC was bound to pay $400,000 to Mr. Geisler in compensation for his services to us under this Management Services Agreement.

(3)	Mr. Magliacano resigned from his position as a member of our Board on June 24, 2021.

As discussed in more detail under the title “Certain Relationships and Related Party Transactions—Management Services Agreement” below, in 2020 H&W Franchise Holdings was party to a Management Services Agreement with H&W Investco Management LLC under which we accrued $795,000 in fees and expenses payable to H&W Investco Management LLC in exchange for certain management, advisory or the consulting services for that year. Mr. Grabowski is the sole owner of H&W Investco Management LLC. H&W Investco Management LLC is separately party to a consulting agreement with Mr. Geisler under which it has agreed to pay Mr. Geisler a consulting fee of $400,000 per year for services rendered to us pursuant to the Management Services Agreement. The Management Services Agreement and consulting agreement will be terminated in connection with this offering.

We entered into a Board of Managers Agreement (the “Morris Managers Agreement”) with Ms. Morris in connection with her appointment to our board of directors. The Morris Managers Agreement provides Ms. Morris with annual compensation of $50,000, an annual retainer $15,000 in recognition of her service as the chair of our Audit Committee and reimbursements for reasonable expenses she incurs in connection with her service on our board of directors. It is anticipated that Ms. Morris will participate in any non-employee director compensation policy of ours once adopted.

In connection with this offering, we anticipate that we will be adopting an Outside Director Compensation Policy, or Policy, pursuant to which our non-employee directors will receive equity awards and cash retainers as compensation for service on our board of directors and its committees effective on or soon after the date of the closing of this offering. This Policy is intended to enable us to attract qualified non-employee directors, provide them with compensation at a level that is consistent with our compensation objectives and, in the case of equity-based compensation, align their interests with those of our stockholders.

Under this Policy, non-employee directors will receive the following annual cash retainers, payable in quarterly installments:

•	Board member: $75,000

•	Non-executive board chair: $25,000

•	Lead director: $20,000

•	Audit committee chair: $15,000

•	Audit committee member: $5,000

•	Human Capital Management committee chair: $10,000

•	Human Capital Management committee member: $5,000

•	Nominating and Corporate Governance committee chair: $10,000

•	Nominating and Corporate Governance committee member: $5,000

Under this Policy, non-employee directors will also receive equity-based awards with a grant date value of $75,000, subject to continued service on the board through the applicable vesting date(s). Each non-employee director joining the board after the effective date of this offering will receive a pro-rated equity award upon first joining our board of directors. In addition, we will reimburse all of our non-employee directors for their reasonable travel expenses incurred in attending meetings of our board of directors or committees. Our non-employee directors may also be eligible to receive other compensation and benefits, including reasonable personal benefits and perquisites, as determined by the Board of Directors from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of related transactions, since January 1, 2018 or currently proposed, in which:

•	we or any of our subsidiaries have been or will be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing a household with, any of these individuals, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, any transactions or series of transactions meeting these criteria to which we have been or will be a party, other than compensation and employment arrangements, which are described where required under “Management” and “Executive Compensation.”

In this section, terms such as “we,” “us” and “our” refer to Xponential Fitness LLC with respect to transactions and events arising before February 24, 2020. Xponential Fitness LLC became a wholly owned subsidiary of Xponential Holdings LLC on February 24, 2020.

Amended LLC Agreement

In connection with the Reorganization Transactions, Xponential Fitness, Inc., Xponential Holdings LLC and each of the Continuing Pre-IPO LLC Members will enter into the Amended LLC Agreement. Following the Reorganization Transactions, and in accordance with the terms of the Amended LLC Agreement, we will operate our business through Xponential Holdings LLC. Pursuant to the terms of the Amended LLC Agreement, so long as the Continuing Pre-IPO LLC Members continue to own any LLC Units or securities redeemable or exchangeable into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Xponential Fitness LLC or own any assets other than securities of Xponential Holdings LLC and/or any cash or other property or assets distributed by or otherwise received from Xponential Holdings LLC, unless we determine in good faith that such actions or ownership are in the best interest of Xponential Holdings LLC.

As the managing member of Xponential Holdings LLC, we will have control over all of the affairs and decision making of Xponential Holdings LLC. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Xponential Fitness LLC through our ownership of Xponential Holdings LLC and the day-to-day management of Xponential Fitness LLC’s business through our ownership of Xponential Holdings LLC. We will fund any dividends to our stockholders by causing Xponential Holdings LLC to make distributions to the holders of LLC Units and us, subject to the limitations imposed by our debt agreements. See “Dividend Policy.”

Substantially concurrently with this offering we will acquire Preferred Units that mirror the designations, preferences and other rights of the Convertible Preferred we issued to the Preferred Investors. For example, upon the conversion of our Convertible Preferred into Class A common stock, the Amended LLC Agreement provides for the conversion of an equivalent number of Preferred Units into LLC Units. Prior to any repurchase or redemption of the Convertible Preferred by us, the Amended LLC Agreement provides that Xponential Holding LLC shall repurchase or redeem an equal number of Preferred Units in exchange for the same consideration that is to be paid by us in the repurchase or redemption of the Convertible Preferred.

Net profits and net losses of Xponential Holdings LLC will generally be allocated to holders of LLC Units pro rata in accordance with the percentages of their respective ownership of LLC Units, though certain non-pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. The Amended LLC Agreement will provide for (i) distributions to us to fund the cash dividends payable by us to the holders of Convertible Preferred and to allow us to fund our tax obligation in respect of income allocated to us by reason of our ownership of Preferred Units and (ii) pro rata cash distributions to the holders of LLC Units for purposes of funding their tax obligations in respect of the taxable income of Xponential Holdings LLC that is allocated to them. Generally, these tax distributions will be computed based on Xponential Holdings LLC’s estimate of the net taxable income of Xponential Holdings LLC allocable to the holders of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of California Or New York, whichever is higher (taking into account the non-deductibility of certain expenses and the character of our income).

Except as otherwise determined by us, if at any time we issue a share of our Class A common stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Xponential Holdings LLC and Xponential Holdings LLC shall issue to us one LLC Unit (unless such share was issued by us solely to fund the purchase of an LLC Unit from a holder of LLC Units (upon an election by us to exchange such LLC Unit in lieu of redemption following a redemption request by such holder of LLC Units, in which case such net proceeds shall instead be transferred to the selling holder of LLC Units as consideration for such purchase, and Xponential Holdings LLC will not issue an additional LLC Unit to us)). Similarly, except as otherwise determined by us, (i) Xponential Holdings LLC will not issue any additional LLC Units to us unless we issue or sell an equal number of shares of our Class A common stock and (ii) should Xponential Holdings LLC issue any additional LLC Units to the Pre-IPO LLC Members or any other person, we will issue an equal number of shares of our Class B common stock to such Pre-IPO LLC Members or any other person. Conversely, if at any time any shares of our Class A common stock or Convertible Preferred are redeemed, purchased or otherwise acquired by us, Xponential Holdings LLC will redeem, purchase or otherwise acquire an equal number of LLC Units or Preferred Units, as applicable held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock or Convertible Preferred are redeemed, purchased or otherwise acquired by us. In addition, Xponential Holdings LLC will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LLC Units or Preferred Units unless it is accompanied by substantively identical subdivision or combination, as applicable, of each class of our common stock or Convertible Preferred, as applicable, and we will not effect any subdivision or combination of any class of our common stock or Convertible Preferred unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LLC Units or Preferred Units, as applicable.

Under the Amended LLC Agreement, the holders of LLC Units (other than us) will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Xponential Holdings LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends, reclassifications, and a unit split to optimize the Company’s capital structure to facilitate this offering) or the net proceeds from a substantially contemporaneous offering of our Class A common stock in accordance with the Amended LLC Agreement. If we decide to make a cash payment, the holder of an LLC Unit has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Units to Xponential Holdings LLC for cancellation. The Amended LLC Agreement will require that we contribute cash or shares of our Class A common stock to Xponential Holdings LLC in exchange for newly-issued LLC Units in Xponential Holdings LLC that will be issued to us in an amount equal to the number of LLC Units redeemed from the holders of LLC Units. Xponential Holdings LLC will then distribute the cash or shares of Class A common stock to such holder of an LLC Unit to complete the redemption. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Units that we own equals the number of shares of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement.

The Amended LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of LLC Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LLC Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LLC Units may participate in each such offer without being required to redeem or exchange LLC Units.

The Amended LLC Agreement provides that, except for transfers: (i) to us, (ii) to certain permitted transferees, (iii) as a grant of a security interest in, or pledge of, LLC Units to J.P. Morgan Chase & Co. or an affiliated entity or other financial institution approved by us, or (iv) approved by us in writing, subject to certain limitations, the LLC Units may not be sold, transferred or otherwise disposed of. Subject to certain exceptions, Xponential Holdings LLC will indemnify all of its members, and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such persons (in their capacity as such) may be involved or become subject to in connection with Xponential Holdings LLC’s business or affairs or the Amended LLC Agreement or any related document.

Xponential Holdings LLC may be dissolved upon (i) the determination by us to dissolve Xponential Holdings LLC or (ii) any other event which would cause the dissolution of Xponential Holdings LLC under the Delaware Limited Liability Company Act, unless Xponential Holdings LLC is continued in accordance with the Delaware Limited Liability Company Act. Upon dissolution, Xponential Holdings LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Xponential Holdings LLC’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves), (b) second, to us, in respect of the Preferred Units, until we have received an amount equal to the total amount we would be required to distribute in respect of all outstanding Convertible Preferred if we were to liquidate, dissolve and/or wind up and (c) third, to the members holding LLC Units in proportion to their vested LLC Units.

Tax Receivable Agreement

As described under “Organizational Structure,” we will acquire certain favorable tax attributes from the Blocker Companies in the Mergers. In addition, the IPO Contribution, the Class A-5 Unit Redemption, acquisitions by Xponential Fitness, Inc. of LLC Units from certain Continuing Pre-IPO LLC Members in connection with this offering, future taxable redemptions or exchanges by Continuing Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us.

These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Upon the completion of this offering, we will enter into a TRA, pursuant to which we generally will be required to pay to the TRA parties in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain favorable tax attributes we will acquire from the Blocker Companies in the Mergers (including net operating losses and the Blocker

Companies’ allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in this offering, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. These payment obligations are obligations of Xponential Fitness, Inc. and not of Xponential Holdings LLC.

The payment obligations under the TRA are our obligations, and we expect that the payments we will be required to make under the TRA will be substantial. Assuming no material changes in relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, we expect that the tax savings associated with the Mergers, the IPO Contribution, the Class A-5 Unit Redemption, acquisition of LLC Units from the Pre-IPO LLC Members in connection with this offering and future redemptions or exchanges of LLC Units as described above would aggregate to approximately $129.6 million over 15 years from the date of the completion of this offering, based on an assumed initial public offering price of $15.00 per share of our Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming all future redemptions or exchanges would occur within one year of the completion of this offering. Under this scenario we would be required to pay the TRA parties approximately 85% of such amount, or approximately $110.2 million, over the 15-year period from the date of the completion of this offering. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, because potential future tax savings that we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of each redemption or exchange of an LLC Unit for a share of Class A common stock and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the TRA and will depend on our generating sufficient future taxable income to realize the tax benefits that are subject to the TRA. Payments under the TRA are not conditioned on our existing owners’ continued ownership of us after this offering.

Payments under the TRA will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, NOLs or other tax attributes subject to the TRA, and a court could sustain such challenge. The TRA parties will not reimburse us for any payments previously made if such tax basis, NOLs or other tax benefits are subsequently challenged by a tax authority and are ultimately disallowed, except that any excess payments made to a TRA party will be netted against future payments otherwise to be made to such TRA party under the TRA, if any, after our determination of such excess. In addition, the actual state or local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. In both such circumstances, we could make payments under the TRA that are greater than our actual cash tax savings, and we may not be able to recoup those payments, which could negatively impact our liquidity. The TRA provides that (1) in the event that we breach any of our material obligations under the TRA or (2) if, at any time, we elect an early termination of the TRA, our obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA. As a result, upon a change of control, we could be required to make payments under the TRA that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity. The change of control provisions in the TRA may result in situations where the Pre-IPO LLC Members have interests that differ from or are in addition to those of our other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the TRA depends on the ability of Xponential Holdings LLC to make distributions to us. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Registration Rights Agreement

Prior to the completion of this offering, we will enter into a registration rights agreement (the “Registration Rights Agreement”) with the Continuing Pre-IPO LLC Members.

At any time after the earlier of 181 days following the completion of this offering, subject to several exceptions, at least 20% of the Continuing Pre-IPO LLC Members or any affiliate of MSD Partners, L.P. or MSD Capital, L.P., or any person that is an affiliate of Mr. Grabowski, a member of our board of directors, or Mr. Geisler, our Chief Executive Officer, may require that we register for public resale under the Securities Act all or any portion of their shares of common stock constituting registrable securities that they request be registered at any time following this offering. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve months after the date of this prospectus, to register the sale of the registrable securities held by them on Form S-3. If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to an employee benefit plan or in connection with any dividend or distribution reinvestment or similar plan or other transaction under Rule 145 of the Securities Act), the Continuing Pre-IPO LLC Members are entitled to notice of such registration and to request that we include their registrable securities for resale on such registration statement, and we are required, subject to certain limitations, to include such registrable securities in such registration statement.

We will undertake in the Registration Rights Agreement to use our reasonable efforts to file a shelf registration statement on Form S-3 to permit the resale of the shares of common stock held by Continuing Pre-IPO LLC Members.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders, and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

Lease

On September 13, 2019, we entered into a lease agreement with Von Karman Production LLC for the building located at 17522 Von Karman Avenue, Irvine, CA. Von Karman Production LLC is owned by Anthony Geisler, our Chief Executive Officer and founder. Pursuant to the lease, we are obligated to pay monthly rent of $25,000 to Von Karman Productions LLC for an initial lease term of five years expiring on August 31, 2024. In 2019 and 2020, we paid an aggregate of approximately $130,000 and $303,000, respectively, to Von Karman Production LLC.

Equity Financing Transaction

On February 12, 2020, H&W Franchise Holdings sold 5,000,000 of its Class A-4 Units at a purchase price of $10 per unit for an aggregate purchase price of $50 million to LCAT Franchise Fitness Holdings, Inc., which is an affiliate of Mr. Magliacano, a former member of our board of directors. H&W Franchise Holdings then contributed $49.4 million, which represents the proceeds from the sale less certain expenses, to H&W Intermediate, which then contributed the $49.4 million to us. Also in February 2020, we returned $19.4 million of the contribution to H&W Intermediate. Also, in 2020, $53.8 million of the proceeds from the borrowings under the Credit Agreement were forwarded to H&W Franchise Holdings.

Credit Agreement Amendment Transactions

On August 31, 2020, substantially concurrently with the execution of the First Amendment (as discussed under “Management’s Discussion and Analysis of Financial Results—Liquidity and Capital Resources—Credit Agreement”), H&W Franchise Holdings sold an aggregate of 31,896.58 of its Class A-5 Units to four entities at a purchase price of $470.27 per unit for an aggregate purchase price of $15 million. H&W Franchise Holdings sold $9.8 million of Class A-5 Units to H&W Investco, LP and H&W Investco BL Feeder LP, which are affiliates of Mr. Grabowski, a member of our board of directors; $3.1 million of Class A-5 units to LAG Fit, Inc., which is an affiliate of Anthony Geisler, our Chief Executive Officer and founder, and $2.1 million of Class A-5 Units to LCAT Franchise Fitness Holdings, Inc., which is an affiliate of Mr. Magliacano, a former member of our board of directors. H&W Franchise Holdings then contributed $10 million of the total $15 million of proceeds to Xponential Fitness LLC, which used them to pay down borrowings under our Loans. Concurrent with these transactions, H&W Investco, LP and Mr. Geisler executed limited guaranty agreements pursuant to which they guaranteed up to $7.9 million and $2.1 million, respectively, of borrowings under our Loans.

On August 31, 2020, H&W Franchise Holdings also entered into a promissory note with ICI, which is an affiliate of Mr. Geisler, pursuant to which it agreed to loan ICI an aggregate principal amount of up to $5 million at an interest rate of 10% per annum. H&W Franchise Holdings also entered into a limited guaranty agreement with Mr. Geisler pursuant to which Mr. Geisler guaranteed ICI’s borrowings under this promissory note. ICI borrowed an aggregate of $3.1 million pursuant to this promissory note on August 31, 2020. As of December 31, 2020, $3.1 million remained outstanding under this promissory note, and no interest or principal had been paid. In June 2021, H&W Franchise Holdings repurchased 4,716 A-1 limited partnership units of H&W Franchise Holdings from Mr. Geisler for approximately $3.3 million and Mr. Geisler used the proceeds to repay the promissory note in full.

On March 24, 2021, the Xponential Fitness LLC amended the Credit Agreement to provide for additional term loans in an amount up to $10.6 million, which amount was borrowed and the proceeds distributed to H&W Franchise Holdings to fund a note payable from the selling parties of the Rumble Acquisition to H&W Franchise Holdings.

Brand Acquisitions

We acquired certain of our brands in a series of transactions that resulted in certain entities becoming the holders of 5% or more of our parent entity’s equity interests and in which certain of our related parties had a direct or indirect material interest.

Pure Barre

On October 25, 2018, H&W Franchise Holdings entered into an agreement and plan of merger with CP Barre Holdings, Inc. to acquire Barre Holdco, LLC (“Pure Barre”). Pursuant to this agreement, a wholly owned subsidiary of H&W Franchise Holdings merged with and into Pure Barre, which emerged from the transaction as a wholly owned subsidiary of H&W Franchise Holdings. As consideration for the acquisition, H&W Franchise Holdings (i) issued 159,306.1 of its Class A-3 Units, which it valued at approximately $40 million, to CP Barre Holdings, Inc., (ii) assumed approximately $53 million of debt attributable to Pure Barre and (iii) paid cash-out payments of approximately $13 million to the other unitholders of Pure Barre. H&W Franchise Holdings then contributed Pure Barre to H&W Intermediate, which then immediately contributed Pure Barre to us. We are considered the acquirer for purposes of purchase accounting as we financed the acquisition through cash and debt.

As a result of these transactions, Pure Barre became our wholly owned subsidiary and CP Barre Holdings, Inc. became a holder of 5% or more of the equity interests of H&W Franchise Holdings. CP Barre Holdings subsequently transferred its Class A-3 Units of H&W Franchise Holdings to LCAT Franchise Fitness

Holdings, Inc. Each of CP Barre Holdings, Inc. and LCAT Franchise Fitness Holdings, Inc. is an affiliate of Mr. Magliacano, a former member of our board of directors.

Rumble

On March 24, 2021, H&W Franchise Holdings entered into a contribution agreement with Rumble Holdings LLC, Rumble Parent LLC and Rumble Fitness LLC to acquire certain rights and intellectual property of Rumble Fitness LLC (“Rumble”), to be used by H&W Franchise Holdings in connection with the franchise business under the “Rumble” trade name. Pursuant to this agreement, Rumble became a direct subsidiary of Rumble Parent LLC, which is owned by Rumble Holdings LLC, and H&W Franchise Holdings acquired the certain rights and intellectual property of Rumble Holdings LLC, which beneficially held all of the issued and outstanding membership interests of Rumble. As consideration, H&W Franchise Holdings (i) issued 39,540.5 of its Class A Units to Rumble Holdings LLC, (ii) issued 61,573.5 Class A Units to Rumble Holdings LLC, which are subject to vesting and forfeiture as provided in the contribution agreement and (iii) assumed and discharged any liabilities arising from and after the closing date under the assigned contracts and acquired assets. H&W Franchise Holdings then contributed the Rumble assets to H&W Intermediate, which then immediately contributed the Rumble assets to us. As a result of this transaction, Rumble became a holder of 5% or more of the equity interests of H&W Franchise Holdings.

Management Services Agreement

On September 29, 2017, H&W Franchise Holdings, which owned all of our equity interests prior to the consummation of the Reorganization Transactions, entered into a management services agreement (the “Management Services Agreement”) with TPG Growth III Management, LLC, an affiliate of TPG, which owned 5% or more of the equity interests of H&W Franchise Holdings at the time of the transaction, pursuant to which it provided certain management, advisory, consulting and strategic planning services to H&W Franchise Holdings and us. In connection with these services, we recorded approximately $94,000 and $640,000 of expense, net of expenses allocated to STG, during 2017 and 2018, respectively, including reimbursement for reasonable out-of-pocket expenses incurred by it, its affiliates and designees in connection with their management, operations and the provision of services pursuant to this agreement.

On June 28, 2018, TPG Growth III Management, LLC assigned its interest in the Management Services Agreement to H&W Investco Management LLC. H&W Investco Management LLC is owned by Mark Grabowski, a member of our board of directors. Pursuant to the Management Services Agreement, H&W Investco Management LLC provides certain management, advisory, consulting and strategic planning services to H&W Franchise Holdings and its subsidiaries, including us. In exchange, H&W Franchise Holdings agreed to pay H&W Investco Management LLC an annual fee of $750,000 and reimburse it for reasonable out-of-pocket expenses. During 2018, 2019 and 2020, we recorded expense for our share of services received from H&W Investco Management LLC of approximately $206,000, $557,000 and $795,000, respectively, which is included in selling, general and administrative expenses. The Management Services Agreement will terminate automatically upon the completion of this offering.

In connection with the Management Services Agreement, H&W Investco Management LLC entered into a consulting agreement with Anthony Geisler, our Chief Executive Officer and founder, on June 30, 2018. Pursuant to the consulting agreement, Mr. Geisler provided certain consulting services related to managing us. In exchange for these services, H&W Investco Management LLC agreed to pay Mr. Geisler a consulting fee of $400,000 per year. We pay the fee described above to H&W Investco Management LLC pursuant to the Management Services Agreement, and H&W Investco Management LLC pays the consulting fee to Mr. Geisler pursuant to the consulting agreement. During the years 2018, 2019 and 2020, H&W Investco Management LLC paid Mr. Geisler an aggregate of $203,297, $400,000 and $400,000 respectively. This consulting agreement will terminate automatically upon the completion of this offering.

Loans from the Chief Executive Officer

Anthony Geisler, our Chief Executive Officer, is the sole owner of ICI, which has directly and indirectly provided financing to a limited number of franchisees to fund working capital, equipment leases, franchise fees and other related expenses. ICI has also provided unsecured loans to us, and we in turn loaned these funds to franchisees. The loans from ICI to us accrued interest at 15% per annum. Loans from us to the franchisees generally began accruing interest 45 days after the issuance to the franchisee. At December 31, 2018, we had recorded approximately $928,000 of notes receivable from franchisees and $1.6 million of notes payable to ICI. We recognized approximately $36,000 and $78,000 of interest income for the loans to franchisees and interest expense for the loans from ICI, respectively, for the year ended December 31, 2018. At December 31, 2019, we had recorded approximately $221,000 of notes receivable from franchisees and $225,000 of notes payable to ICI. We recognized approximately $48,000 and $110,000 of interest income for the loans to franchisees and interest expense for the loans from ICI, respectively, for the year ended December 31, 2019. We paid approximately $2.1 million of the outstanding principal amount in the year ended December 31, 2019. In 2019, the largest aggregate amount of principal outstanding between us and ICI was $2.5 million. At December 31, 2020, we had recorded approximately $94,000 of notes receivable from franchisees and $86,000 of notes payable to ICI. We recognized approximately $13,000 and $19,000 of interest income for the loans to franchisees and interest expense for the loans from ICI, respectively, for the year ended December 31, 2020. We paid approximately $0.1 million of the outstanding principal amount in the year ended December 31, 2020. In 2020, the largest aggregate amount of principal outstanding between us and ICI was $0.2 million.

In addition, in 2018, Row House received a net additional $155,000 from ICI, which was not disbursed to a franchisee and remained outstanding at December 31, 2018. In 2019, Row House dispersed all of these funds to pay a franchisee’s invoice related to leasehold improvements. As of February 2019, this loan was paid off. We did not pay any interest on this loan.

Loan and Franchise Arrangements with Ryan Junk

In August 2019, we entered into a secured promissory note with Ryan Junk, our Chief Operating Officer, and Lindsay Junk, his spouse, pursuant to which we loaned Mr. and Mrs. Junk an aggregate principal amount of $500,000 for payment of costs and expenses incurred in the operation of CycleBar studios at an interest rate of LIBOR plus 6% per annum. As of December 31, 2020, we recorded interest income of approximately $41,000 on the promissory note and the outstanding balance under the promissory note was approximately $508,000, which includes unpaid interest.

In late 2019 and early 2020, certain entities owned by Mr. Junk entered into transfer and assignment agreements with CycleBar Franchising, LLC (“CycleBar”), our wholly owned subsidiary, and six existing CycleBar franchisees. Pursuant to these agreements, Mr. Junk assumed control of nine existing CycleBar studios and assumed the rights and responsibilities of the existing franchisees under their franchise agreements with CycleBar. Pursuant to these franchise agreements, we recorded net revenue of approximately $121,000 and $327,000 in 2019 and 2020, respectively, subsequent to the dates that Mr. Junk assumed control of these studios.

Mr. Junk was not an executive officer at the time of these transactions and was subsequently appointed as our Chief Operating Officer in July 2020.

In June 2021, H&W Franchise Holdings repurchased an aggregate of 1,045 Incentive Units from Mr. Junk and Mrs. Junk for approximately $534,000 and Mr. Junk and Mrs. Junk used the proceeds to repay the promissory note in full.

Transactions with STG

Prior to the consummation of the Reorganization Transactions, we and STG were each wholly owned subsidiaries of H&W Intermediate. After the consummation of the Reorganization Transactions, H&W Intermediate will no longer hold any interest in us, and STG will be dissolved.

Funding STG

During the year ended December 31, 2017, we advanced funds of $16.3 million to H&W Intermediate, which in turn utilized these funds to acquire STG. As of December 31, 2018, we had a receivable from H&W Intermediate related to providing funds to STG for operating expenses and debt service aggregating approximately $1.8 million and $13.2 million for debt owed by STG that we assumed as STG did not have the ability to repay the debt to the lender. No interest income was received or accrued by us related to these receivables. During 2018, we recorded a reduction on our consolidated financial statements to H&W Intermediate’s equity of approximately $31.3 million as we determined that H&W Intermediate had no plan to repay these amounts in the foreseeable future. During 2019, we provided funds to STG aggregating approximately $437,000 and recorded a corresponding reduction to H&W Intermediate’s equity for this same amount. The aggregate receivable from H&W intermediate at December 31, 2019 was approximately $31.7 million, which was repaid in February 2020. During 2020, we provided additional net funds to STG of $1.5 million, which is recorded as a reduction to member’s equity at December 31, 2020.

Brokerage Agreements

In 2018, our wholly owned subsidiaries Club Pilates Franchise, LLC, CycleBar Franchising LLC, AKT Franchise LLC, Row House Franchise, LLC, Stretch Lab Franchise, LLC, Yoga Six Franchise, LLC and PB Franchising, LLC, entered into brokerage agreements with CP EBD LLC, EBD AKT LLC, EBD RH LLC, EBD SL LLC, EBD YS, LLC and EBD PB, LLC (collectively, the “EBD Entities”), which were wholly owned subsidiaries of STG. During the years ended December 31, 2018 and December 31, 2019, we recorded $8.3 million and $10.7 million of deferred commission costs paid to the EBD Entities, respectively, which is recognized over the initial ten-year franchise agreement term. Pursuant to the brokerage agreements, we paid commission to the EBD entities for each license of an AKT, Row House, Stretch Lab or Yoga Six studio sold to a franchisee, and we paid a commission for each license of a Club Pilates or CycleBar studio sold to a franchisee who was not already in the system before entry in to previous brokerage agreements.

In addition, pursuant to the brokerage agreements, we paid MVI II, which owned 5% or more of the equity interests of H&W Franchise Holdings at the time of the transactions, a commission of $3,000 for each license of an AKT, Row House or Yoga Six studio sold to a franchisee. We paid MVI approximately $1 million and $150,000 during the years ended December 31, 2018 and December 31, 2019 respectively.

Effective October 1, 2019, we no longer have brokerage contracts with the EBD Entities and instead employ a direct salesforce.

Credit Facility

On September 29, 2017, H&W Intermediate entered into the Prior Credit Agreement with Monroe Capital Management Advisors, LLC as administrative agent and the lenders party thereto and the rights and obligations under the Prior Credit Agreement were immediately assigned to us and STG. The Prior Credit Agreement provided for a $55 million term loan (the “Prior Term Loan”) and a $3 million revolving credit line (the “Prior Revolving Credit Line”). Our and STG’s obligations under the Prior Credit Agreement were guaranteed by H&W Franchise Holdings, H&W Intermediate, STG, us and our subsidiaries, and were secured by substantially all of our assets and all of the assets of H&W Intermediate, H&W Franchise Holdings, STG and our subsidiaries, subject to certain exceptions. The Prior Credit Agreement was amended on July 31, 2018, to increase the Prior Term Loan to $71 million and the Revolving Credit Line to $5 million. We further amended the Prior Credit Agreement on October 25, 2018, to increase the Prior Term Loan to $135 million and the Prior Revolving Credit Line to $10 million and to extend the maturity to October 25, 2023. During 2018, we began servicing the STG portion of the debt, which was approximately $13 million, and determined STG did not have the ability to repay its portion of the loan. Therefore, the total outstanding debt is recognized on our consolidated financial statements at December 31, 2018. We amended the Prior Credit Agreement in December 2019 and in

February 2020. As of March 1, 2020, all borrowings under the Prior Credit Agreement and all amendments thereto were fully repaid. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility” for more information about the Prior Credit Agreement.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, friends and family, business associates and related persons. See “Underwriting—Reserved Shares.”

Indemnification

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors, officers, employees and other agents to the fullest extent permitted under Delaware law. In addition, in connection with this offering, we will enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see “Description of Capital Stock—Directors’ Liability; Indemnification of Directors and Officers.”

Related Person Transactions Policy

Upon the completion of this offering, we will adopt a written Related Person Transaction Policy, which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with its terms, our Audit Committee will have overall responsibility for the implementation of, and for compliance with the Related Person Transaction Policy.

For purposes of the Related Person Transaction Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the Related Person Transaction Policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The Related Person Transaction Policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the Related Person Transaction Policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the Related Person Transaction Policy and that is ongoing or is completed, the transaction will be submitted to our Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The Related Person Transaction Policy will also provide that our Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of our directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of July 21, 2021 (i) as adjusted to give effect to the Reorganization Transactions, but prior to this offering, and (ii) as adjusted to give effect to the Reorganization Transactions, this offering, the sale of the Convertible Preferred (assuming all shares of Convertible Preferred are converted into shares of Class A common stock at an assumed conversion price of $18.00 per share based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and the purchase of LLC Units from certain Continuing Pre-IPO LLC Members as described in “Use of Proceeds” by:

•	each person or group whom we know to own beneficially more than 5% of our common stock;

•	each of our directors and Named Executive Officers individually; and

•	all directors and executive officers as a group.

The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before this offering that are set forth below are based on the number of shares of Class A common stock and Class B common stock to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions. See “Organizational Structure.” The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering that are set forth below are based on the number of shares of Class A common stock and Class B common stock to be issued and outstanding immediately after this offering.

In connection with this offering, we will issue to each Pre-IPO LLC Member one share of Class B common stock for each vested LLC Unit such Pre-IPO LLC Member beneficially owns immediately prior to the completion of this offering. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended LLC Agreement.” As a result, the number of shares of Class B common stock set forth in the table below correlates to the number of vested LLC Units each Pre-IPO LLC Member will beneficially own immediately after this offering. The number of shares of Class A common stock set forth in the table below represents the shares of Class A common stock that will be issued in connection with this offering.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of July 21, 2021. The number of shares of Class A common stock outstanding after this offering includes 13.3 million shares of Class A common stock being offered for sale by us in this offering and assuming all shares of Convertible Preferred are converted into shares of Class A common stock at an assumed conversion price of $18.00 per share based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The following tables exclude any shares of our Class A common stock that may be purchased in this offering pursuant to the reserved share program. See “Underwriting—Reserved Shares.” Unless otherwise indicated, the address for each listed stockholder is: c/o Xponential Fitness, Inc., 17877 Von Karman Ave, Suite 100, Irvine, CA 92614. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

The following table assumes the underwriters do not exercise their option to purchase additional shares of Class A common stock.

	Class A Common Stock Owned(1)					Class B Common Stock Owned(2)				Combined Voting Power(3)
	Before This Offering		After This Offering and the sale of the Convertible Preferred(16)			Before This Offering		After This Offering and the sale of the Convertible Preferred(16)		Before This Offering		After This Offering and the sale of the Convertible Preferred(16)
Name of Beneficial Owner	Number	%	Number		%	Number	%	Number	%	Number	%	Number	%
Directors and Named Executive Officers:
Anthony Geisler(4)	66,667	*	66,667		*	8,780,286	37%	7,175,912	34%	8,846,953	24%	7,242,579	13%
Mark Grabowski(5)	11,610,898	89%	10,842,243		30%	12,623,914	53%	11,788,195	56%	24,234,812	66%	22,630,438	39%
Ryan Junk(6)	—	—	—		—	1,509	*	1,509	*	1,509	*	1,509	*
Brenda Morris(7)	—	—	—		—	13,641	*	13,641	*	13,641	*	13,641	*
John Meloun(8)	—	—	—		—	76,966	*	76,966	*	76,966	*	76,966	*
Other 5% or greater beneficial owners:
H&W Investco, LP(9)	11,610,898	89%	10,842,243		30%	12,623,914	53%	11,788,195	56%	24,234,812	66%	22,630,438	39%
LAG Fit, Inc.(10)	66,667	*	66,667		*	7,456,522	31%	7,030,472	33%	7,523,189	21%	7,097,138	12%
Rumble Holdings LLC(11)	1,300,033	10%	1,300,033		4%	—	—	—	—	1,300,033	4%	1,300,033	2%
Affiliates of MSD Partners, L.P.(12)	—	—	3,628,685	(13)	9.9%	—	—	—	—	—	—	5,611,111	9.7%
DESALKIV Portfolios, L.L.C.(14)	—	—	2,500,000		7%	—	—	—	—	—	—	2,500,000	4%
Redwood Master Fund Ltd.(15)	—	—	3,000,000		8%	—	—	—	—	—	—	3,000,000	5%
All directors and executive officers as a group (seven persons)	11,677,565	90%	10,908,910		30%	21,673,076	92%	19,199,651	91%	33,350,641	91%	30,108,561	52%

*	Less than 1%

The following table assumes the underwriters’ option to purchase additional shares of Class A common stock is exercised in full and we use $15 million of the proceeds from the sale of the additional shares of Class A Common Stock to purchase up to 1,000,000 LLC Units (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus) from affiliates of Mr. Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A Common Stock.

	Class A Common Stock Owned(1)					Class B Common Stock Owned(2)				Combined Voting Power(3)
	Before This Offering		After This Offering and the sale of the Convertible Preferred(16)			Before This Offering		After This Offering and the sale of the Convertible Preferred(16)		Before This Offering		After This Offering and the sale of the Convertible Preferred(16)
Name of Beneficial Owner	Number	%	Number		%	Number	%	Number	%	Number	%	Number	%
Directors and Named Executive Officers:
Anthony Geisler(17)	66,667	*	66,667		*	8,780,286	37%	6,175,912	31%	8,846,953	24%	6,242,579	11%
Mark Grabowski(5)	11,610,898	89%	10,842,243		28%	12,623,914	53%	11,788,195	59%	24,234,812	66%	22,630,438	38%
Ryan Junk(6)	—	—	—		—	1,509	*	1,509	*	1,509	*	1,509	*
Brenda Morris(7)	—	—	—		—	13,641	*	13,641	*	13,641	*	13,641	*
John Meloun(8)	—	—	—		—	76,966	*	76,966	*	76,966	*	76,966	*
Other 5% or greater beneficial owners:
H&W Investco, LP(17)	11,610,898	89%	10,842,243		28%	12,623,914	53%	11,788,195	59%	24,234,812	66%	22,630,438	38%
LAG Fit, Inc.(10)	66,667	*	66,667		*	7,456,522	31%	6,030,472	30%	7,523,189	21%	6,097,138	10%
Rumble Holdings LLC(11)	1,300,033	10%	1,300,033		3%	—	—	—	—	1,300,033	4%	1,300,033	2%
Affiliates of MSD Partners, L.P.(12)	—	—	3,826,685	(13)	9.9%	—	—	—	—	—	—	5,611,111	9.5%
DESALKIV Portfolios, L.L.C.(14)	—	—	2,500,000		6%	—	—	—	—	—	—	2,500,000	4%
Redwood Master Fund Ltd.(15)	—	—	3,000,000		8%	—	—	—	—	—	—	3,000,000	5%
All directors and executive officers as a group (seven persons)	11,677,565	90%	10,908,910		28%	21,673,076	91%	18,199,651	90%	33,350,641	91%	29,108,561	50%

*	Less than 1%

(1)

On a fully exchanged and converted basis. Subject to the terms of the Amended LLC Agreement, LLC Units are generally redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be cancelled on a one-for-one basis if we redeem or exchange LLC Units pursuant to the terms of the Amended LLC Agreement. Beneficial ownership of shares of our Class A common stock reflected in this table does not include beneficial ownership of shares of our Class A common stock for which such LLC Units may be redeemed or exchanged.

(2)	On a fully exchanged and converted basis. The Continuing Pre-IPO LLC Members hold all of the issued and outstanding shares of our Class B common stock.

(3)

Represents the percentage of voting power of our Class A common stock and Class B common stock held by such person voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. See “Description of Capital Stock—Common Stock.”

(4)

Consists of: (i) 1,323,764 shares of Class B common stock before the offering and 145,441 shares of Class B common stock after the offering held directly by Mr. Geisler, (ii) 66,667 shares of Class A common stock before the offering and 66,667 shares of Class A common stock after the offering held by LAG Fit, Inc. and (iii) 7,456,522 shares of Class B common stock before the offering and 7,030,472 shares of Class B common stock after the offering held by LAG Fit, Inc. Mr. Geisler has reported sole investment and dispositive power over the shares held by LAG Fit, Inc. The address for LAG Fit, Inc. is 6789 Quail Hill Parkway #408, Irvine, CA 92603. The number of shares of Class B common stock owned after this offering reflects the sale of 1,604,374 LLC Units to us in connection with this offering.

(5)

Consists of: (i) 11,610,898 Class A common stock before the offering and 10,842,243 shares of Class A common stock after the offering held by H&W Investco II, LP and (ii) 12,623,914 shares of Class B common stock before the offering and 11,788,195 shares of Class B common stock after the offering held by H&W Investco, LP, each of which Mr. Grabowski is the Managing Partner. Mr. Grabowski has reported sole investment and dispositive power over these shares. The address for H&W Investco, LP is 17 Palmer Lane, Riverside, CT 06878. The number of shares of Class A and Class B common stock owned after this offering reflects the sale of 1,604,374 LLC Units in connection with this offering.

(6)	Consists of 1,509 shares of Class B common stock held directly by Mr. Junk.

(7)	Consists of shares of 13,641 Class B common stock held directly by Ms. Morris.

(8)	Consists of shares of 76,966 Class B common stock held directly by Mr. Meloun.

(9)

Consists of: (i) 11,610,898 Class A common stock before the offering and 10,842,243 shares of Class A common stock after the offering held by H&W Investco II, LP, and (ii) 12,623,914 shares of Class B common stock before the offering and 11,788,195 shares of Class B common stock after the offering held by H&W Investco, LP, each of which Mr. Grabowski is the Managing Partner. Mr. Grabowski has reported sole investment and dispositive power over these shares. The address for H&W Investco, LP is 17 Palmer Lane, Riverside, CT 06878. The number of shares of Class A and Class B common stock owned after this offering reflects the sale of 1,604,374 LLC Units in connection with this offering.

(10)

Consists of: (i) 1,323,764 shares of Class B common stock before the offering and 145,441 shares of Class B common stock after the offering held directly by Mr. Geisler, (ii) 66,667 shares of Class A common stock before the offering and 66,667 shares of Class A common stock after the offering held by LAG Fit, Inc. and (iii) 7,456,522 shares of Class B common stock before the offering and 7,030,472 shares of Class B common stock after the offering held by LAG Fit, Inc. Mr. Geisler has reported sole investment and dispositive power over the shares held by LAG Fit, Inc. The address for LAG Fit, Inc. is 6789 Quail Hill Parkway #408, Irvine, CA 92603. The number of shares of Class B common stock owned after this offering reflects the sale of 1,604,374 LLC Units to us in connection with this offering.

(11)	Consists of shares of 1,300,033 Class A common stock held by Rumble Holdings LLC. The address for Rumble Holdings LLC is 146 West 23rd Street, New York, NY 10011.

(12)

MSD Partners, L.P. (“MSD Partners”) is the investment manager of the MSD Affiliates (as defined below) and may be deemed to beneficially own securities beneficially owned by the MSD Funds. MSD Partners (GP), LLC (“MSD GP”), a Delaware limited liability company, is the general partner of MSD Partners, and may be deemed to beneficially own securities beneficially owned by MSD Partners. Each of John C. Phelan, Marc R. Lisker and Brendan P. Rogers is a manager of, and may be deemed to beneficially own securities beneficially owned by MSD GP. The address of the principal business office of the MSD Affiliates is c/o MSD Partners, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022.

(13)

The number of shares of Class A Common Stock shown as beneficially owned reflects the application of the provision of the Convertible Preferred that, other than in the case of a mandatory conversion, prevents a holder of Convertible Preferred, without at least 61 days written notice from such holder, from receiving shares of Class A Common Stock or any other of our equity securities upon any conversion of Convertible Preferred to the extent that such exercise or receipt would cause any holder of Convertible Preferred to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act) of a number of equity interests that would exceed 9.9% the Class A Common Stock outstanding at that time. The number of shares of Class A common stock that, but for the foregoing, would otherwise be issuable upon conversion of the Convertible Preferred owned by the Affiliates of MSD Partners, L.P. consists of 5,611,111 shares of Class A common stock held as follows: 846,111 shares of Class A common stock issuable upon conversion of the Convertible Preferred by MSD Special Investments Fund, L.P., a Delaware limited partnership (“MSDS”), 371,667 shares of Class A common stock issuable upon conversion of the Convertible Preferred by MSD SIF Holdings, L.P., a Delaware limited partnership (“MSDSIF”), 2,690,556 shares of Class A common stock issuable upon conversion of the Convertible Preferred held by MSD Credit Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“MSDC”), 931,667 shares of Class A common stock issuable upon conversion of the Convertible Preferred held by MSD Private Credit Opportunity Master Fund 2, L.P., a Cayman Islands exempted limited partnership (“MSDP2”), 333,333 shares of Class A common stock issuable upon conversion of the Convertible Preferred held by Lombard International Life Ltd., a Bermuda corporation, on behalf of its Segregated Account BIGVA005 (“LIL”), 282,222 shares of Class A common stock issuable upon conversion of the Convertible Preferred held by Private Credit Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“MSDP”), and 155,556 shares of Class A common stock issuable upon conversion of the Convertible Preferred held by MSD SBAFLA Fund, L.P., a Delaware limited partnership (“MSDSB”) (MSDS, MSDSIF, MSDC, MSDP2, LIL, MSDP and MSDSB, the “MSD Affiliates”).

(14)

Consists of 2,500,000 shares of Class A common stock issuable upon conversion of the Convertible Preferred securities held by DESALKIV Portfolios, L.L.C. (“DESALKIV”, and such common stock issuable upon conversion, the “Subject Shares”). DESALKIV has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.

D. E. Shaw & Co., L.P. (“DESCO LP”), as the managing member of D. E. Shaw Adviser, L.L.C. (“Adviser”), which in turn is investment adviser of DESALKIV, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the managing member of D. E. Shaw Manager, L.L.C. (“Manager”), which in turn is the manager of DESALKIV, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Subject Shares on DESCO LP’s and DESCO LLC’s behalf.

D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the

Subject Shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, Adviser, Manager, DESCO Inc., or DESCO II Inc. (collectively, the “DES Entities”) owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

The business address of the DES Entities, DESALKIV, and David E. Shaw is c/o the D. E. Shaw group, 1166 Avenue of Americas, 9th Floor, New York, NY 10036.

(15)

Consists of 3,000,000 shares of Class A common stock issuable upon conversion of the Convertible Preferred held by Redwood Master Fund LTD. Redwood Capital Management, LLC (“RCM”) is the investment manager of Redwood Master Fund, Ltd. RCM is wholly owned by Redwood Capital Management Holdings, LP (“RCM Holdings”). Mr. Ruben Kliksberg is the Chief Executive Officer of RCM, is the sole managing member of the general partner of RCM Holdings, and controls a majority of the limited partnership interests in RCM Holdings. The address for Redwood Master Fund, Ltd. is c/o Redwood Capital Management, LLC, 250 W 55th Street, New York, New York 10019.

(16)

Reflects the application by us of a portion of the proceeds of this offering (assuming the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the $200 million in proceeds we expect to receive from the sale of the Convertible Preferred, to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million, (iii) pay the H&W Cash Merger Consideration of approximately $23.3 million, (iv) acquire approximately $38.5 million of LLC Units from certain Pre-IPO LLC Members, including Anthony Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock, and (v) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer.

(17)

Consists of: (i) 1,323,764 shares of Class B common stock before the offering and 145,441 shares of Class B common stock after the offering held directly by Mr. Geisler, (ii) 66,667 shares of Class A common stock before the offering and 66,667 shares of Class A common stock after the offering held by LAG Fit, Inc. and (iii) 7,456,522 shares of Class B common stock before the offering and 6,030,472 shares of Class B common stock after the offering held by LAG Fit, Inc. Mr. Geisler has reported sole investment and dispositive power over the shares held by LAG Fit, Inc. The address for LAG Fit, Inc. is 6789 Quail Hill Parkway #408, Irvine, CA 92603. The number of shares of Class B common stock owned after this offering reflects the sale of 1,604,374 LLC Units to us in connection with this offering and the sale of 1,000,000 LLC Units to us in connection with the underwriters’ exercise of their option to purchase additional shares of Class A common stock from us in full.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. In addition, we will adopt a certificate of designations (the “Series A certificate of designations”) of our 6.50% Series A convertible preferred stock (“Series A preferred stock”) and a certificate of designations (the “Series A-1 certificate of designations” and, together with the Series A certificate of designations, the “certificate of designations”) of our 6.50% Series A-1 convertible preferred stock (“Series A-1 preferred stock” and, together with the Series A preferred stock, the “Convertible Preferred”). The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation, amended and restated bylaws and certificate of designations that will be in effect upon the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Xponential Fitness, Inc.

Upon the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of Class A common stock, par value $0.0001 per share, 500,000,000 shares of Class B common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, of which 200,000 shares have been designated as Series A preferred stock and 200,000 shares have been designated as Series A-1 preferred stock (which together constitute the Convertible Preferred). Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Upon completion of this offering and the sale of the Convertible Preferred, there will be an aggregate of          shares of our common stock outstanding and an aggregate of 200,000 shares of our Convertible Preferred Stock outstanding, which will be initially convertible into 11,111,111 shares of our Class A common stock.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the completion of this offering will be fully paid and non-assessable. Our Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the holders of LLC Units are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of our company.

Preferred Stock

5,000,000 shares of preferred stock have been authorized and 400,000 shares of convertible preferred stock will be issued and outstanding immediately after the completion of this offering. Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of Class A common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the NYSE is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by us). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Convertible Preferred

Series A-1 preferred stock

Our Series A-1 preferred stock will be issued pursuant to and have the voting powers, designations, preferences and rights, and the qualifications, limitations and restrictions, set forth in the Series A-1 certificate of designations. The terms of our Series A-1 preferred stock are substantially identical to the terms of our Series A preferred stock, except that (i) our Series A preferred stock will vote together with our Class A common stock on an as-converted basis, but the Series A-1 preferred stock will not vote with the common stock on an as-converted basis and (ii) our Series A preferred stock will have certain board designation rights as described below, but our Series A-1 preferred stock will not have such board designation rights. When permitted under relevant antitrust restrictions, shares of our Series A-1 preferred stock will convert on a one-for-one basis to shares of voting Series A preferred stock.

Series A preferred stock

Our Series A preferred stock will be issued pursuant to and have the voting powers, designations, preferences and rights, and the qualifications, limitations and restrictions, set forth in the Series A certificate of designations. Capitalized terms used without definition under this heading “Series A preferred stock” have the meanings given to such terms under our Series A certificate of designations.

Coupons

Holders of our Series A preferred stock are entitled to quarterly coupon payments at the rate per annum of 6.50% of the Fixed Liquidation Preference per share, initially $1,000 per share, of our Series A preferred stock (the “preferential coupon”). In the event we do not pay any preferential coupons in cash, the Fixed Liquidation Preference of the Series A preferred stock shall automatically increase at the PIK Rate of 7.50%, on a compounding basis, on the applicable coupon payment date (the “PIK coupon” and, together with the preferential coupon, the “preferred coupons”). Thereafter, the preferential coupons shall accrue and be payable on such increased Fixed Liquidation Preference and such increased Fixed Liquidation Preference shall be Fixed Liquidation Preference with respect to such Series A preferred stock.

In addition, subject to certain exceptions set forth in the certificate of designations, no dividend or distribution shall be declared or paid on our common stock or any other class or series of Junior Securities, and none of our common stock or any other class or series of Junior Securities shall be purchased, redeemed or otherwise acquired for consideration by us, unless, in each case, (x) (1) after giving pro forma effect to any such dividend or distribution, purchase, redemption or other acquisition, our Total Leverage Ratio would not exceed 6.5x on a pro forma basis, (2) our Market Capitalization, minus the amount of such dividend or distribution, purchase, redemption or other acquisition, as of such date equals or exceeds $500.0 million and (3) no event of default under the Convertible Preferred shall have occurred and be continuing, (y) where, if holders of the Series A preferred stock participated in such dividend or distribution on an as-converted basis, such holders would receive an amount that exceeds the amount payable per annum in cash at the preferential coupon rate, such holders of Series A preferred stock participate in such dividend or distribution at an amount equal to such excess, and (z) all accumulated and unpaid preferred coupons (including any PIK coupons) for all preceding coupon periods and the then current coupon period have been and will be paid in full in cash, on all outstanding shares of Series A preferred stock.

Seniority and Liquidation Preference

Our Series A preferred stock, with respect to dividend rights and/or distribution rights upon the liquidation, winding-up or dissolution, as applicable, ranks (i) senior to each class or series of Junior Securities (including our common stock), (ii) on parity with each class or series of Parity Securities, (iii) junior to each class or series of Senior Securities and (iv) junior to our existing and future indebtedness and other liabilities. Our Series A preferred stock has a liquidation preference equal to the greater of (x) the Fixed Liquidation Preference per share of our Series A preferred stock, plus the applicable premium (as described below) and (y) the amount such holder would be entitled to receive on an as-converted to Class A common stock basis if such holder elected to convert its Series A preferred stock, as described below, on the date of such liquidation, winding-up or dissolution, plus an amount equal to accumulated and unpaid dividends on such share, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution to be paid out of our assets legally available for distribution to our stockholders, after satisfaction of debt and other liabilities owed to our creditors and holders of shares of any Senior Securities and before any payment or distribution is made to holders of any Junior Securities, including, without limitation, our common stock.

The “applicable premium” means (i) with respect to a redemption or liquidation occurring on or prior to the fifth anniversary of the initial issuance date of the Convertible Preferred, the sum of (1) all required and unpaid preferential coupons due on the Series A preferred stock payable at the preferential coupon rate from the applicable date of redemption through the date that is five years after the initial issuance date of the Convertible Preferred plus (2) 5.0% of the Fixed Liquidation Preference of the Series A preferred stock being so redeemed and (ii) with respect to a redemption or liquidation occurring after the fifth anniversary of the initial issuance date of the Convertible Preferred, but on or prior to the sixth anniversary of the initial issuance date of the Convertible Preferred, 5.0% of the Fixed Liquidation Preference.

Voting Rights; Consent Rights

Each holder of Series A preferred stock is entitled to the whole number of votes equal to the number of whole shares of Class A common stock into which such holder’s Series A preferred stock would be convertible and shall otherwise have voting rights and consent rights per share equal to the voting rights and consent rights of our Class A common stock to the fullest extent permitted by law. Each holder of Series A preferred stock shall vote as a class with the holders of our Class A common stock as if they were a single class of securities upon any matter submitted to a vote of our stockholders, except those matters required by law or by the terms of the certificate of designations to be submitted to a class vote of the Series A preferred stock, in which case the holders of Series A preferred stock only shall vote as a separate class.

Pursuant to the certificate of designations, we will not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of our Convertible Preferred at the time outstanding and entitled to vote thereon, voting together as a single class (a “holder majority”), among other things: (i) amend our organizational documents so as to authorize or create, or increase the authorized number of, any class or series of Senior Securities or Parity Securities or adversely affect the special rights, preferences or voting powers of the shares of the Convertible Preferred or impose any additional obligations on the holders of the Convertible Preferred; (ii) issue any Parity Securities or Senior Securities; (iii) make any dividends or distributions, purchase, redeem or otherwise acquire any shares of capital stock or any securities convertible into, exercisable for or exchangeable into capital stock, except as permitted under “—Coupons” above, or cause any Spin-Off to occur; (iv) enter into certain transactions with our affiliates; (v) enter into merger or consolidation transactions where either we are not the surviving entity of such transaction or the surviving entity is not organized and existing under the laws of the United States or any state thereof, the District of Columbia or any territory thereof and does not assume the Convertible Preferred; or (vi) so long as the MSD Investor and the initial Preferred Investors continue to hold a specified amount of our Convertible Preferred, incur certain additional indebtedness or sell or dispose of any assets unless, among other things, our Total Leverage Ratio would not exceed 6.5x on a pro forma basis, our Market Capitalization equals or exceeds $500 million on a pro forma basis and no event of default under the Convertible Preferred (other than a default in our obligation to provide information rights) has occurred and is continuing, except for dispositions of assets not exceeding $40.0 million.

In addition, if the MSD Investors hold shares of our Series A preferred stock, then for so long as 50% of the shares of Convertible Preferred initially issued to the MSD Investors remains outstanding and held by the MSD Investors (including any shares of Series A preferred stock issued upon conversion of Series A-1 preferred stock as described below), the MSD Investors will be entitled to elect one director to our board of directors.

Redemption at our Option

At any time after the date that is five years after the initial issue date of the Convertible Preferred until the date that is six years after the initial issue date of the Convertible Preferred, we have the right to redeem all, but not less than all, of the Series A preferred stock at a redemption price in cash equal to the product of (x) the Fixed Liquidation Preference of the Series A preferred stock then outstanding and (y) 105%, plus accumulated and unpaid dividends to, but not including, the date of redemption. At any time after the date that is six years after the initial issue date of the Convertible Preferred, we have the right to redeem all, but not less than all, of the Series A preferred stock at a redemption price in cash equal to the Fixed Liquidation Preference of the Series A preferred stock then outstanding, plus accumulated and unpaid dividends to, but not including, the date of redemption.

Mandatory Redemption

At any time after the date that is eight years after the initial issue date of the Convertible Preferred, upon a Sale of the Company or at any time after the occurrence and continuance of an event of default of the Series A preferred stock, the holders of the Series A preferred stock have the right to require us to redeem all, but not less than all, of the Series A preferred stock then outstanding at a redemption price in cash equal to the greater of (i) the fair market value per share of Series A preferred stock (based on the average volume-weighted average price per share of our Class A Common Stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the mandatory redemption notice), calculated on an as-if converted basis and (ii) the Fixed Liquidation Preference, plus accrued and unpaid dividends to, but not including, the date of redemption; provided that if a Sale of the Company occurs prior to the date that is six years after the initial issue date of the Convertible Preferred, the amount in (ii) above would also include a cash amount equal to the applicable premium.

Optional Conversion

Each holder of shares of Series A preferred stock will have the option to convert its Series A preferred stock, in whole or in part at any time, into a number of shares of our Class A common stock equal to the Fixed

Liquidation Preference for such shares of Series A preferred stock (plus any accrued and unpaid dividends to, but excluding, such conversion date) divided by the applicable conversion price as of the applicable conversion date.

Mandatory Conversion

If at any time, or from time to time, from and after the second anniversary, but on or prior to the third anniversary, of the initial issue date of the Convertible Preferred, the last reported sale price of our Class A common stock has equaled or exceeded 150% of the applicable conversion price for at least 20 out of any 30 consecutive trading days immediately preceding the mandatory conversion notice date, and certain conditions relating to the liquidity of our Class A commons stock are met, we have the right to require the holders of Series A preferred stock to convert all, or any portion, of the outstanding Series A preferred stock into a number of shares of our Class A common stock equal to the Fixed Liquidation Preference for such shares of Series A preferred stock (plus any accrued and unpaid dividends to, but excluding, such mandatory conversion date) divided by the applicable conversion price as of the applicable mandatory conversion date.

If at any time, or from time to time, after the third anniversary of the initial issue date of the Convertible Preferred, the last reported sale price of our Class A common stock has equaled or exceeded 125% of the applicable conversion price for at least 20 out of any 30 consecutive trading days immediately preceding the mandatory conversion notice date, and certain conditions relating to the liquidity of our Class A commons stock are met, we have the right to effect a mandatory conversion of the outstanding Series A preferred stock into a number of shares of our Class A common stock equal to the Fixed Liquidation Preference for such shares of Series A preferred stock (plus any accrued and unpaid dividends to, but excluding, such mandatory conversion date) divided by the applicable conversion price as of the applicable mandatory conversion date.

In addition, at such time as any transfer, other than to certain permitted transferees, of our Series A preferred stock by a Preferred Investor (or its permitted transferee) occurs, then all shares of the Series A preferred stock transferred by such Preferred Investors (or its permitted transferee) will immediately and automatically upon such transfer convert on a one-for-one basis to shares of our non-voting Series A-1 preferred stock.

Events of Default; Certain Remedies

If any of the following occurs, it will be an event of default under our Series A preferred stock:

•	we fail to pay the mandatory redemption price when due and such breach continues for a period of three days after written notice from the holders of our Series A preferred stock;

•

we fail to issue shares of our Class A common stock upon conversion of our Series A preferred stock and such breach continues for a period of three days after written notice from the holders of our Series A preferred stock;

•

we or any of our affiliates default in the performance or compliance of any term contained in the Credit Agreement or any other indebtedness in excess of $5.0 million, which default results in an acceleration, and such acceleration shall continue unremedied after its applicable grace or cure period;

•

we breach any covenant or other obligation to the holders of our Series A preferred stock contained in the certificate of designations or in any purchase agreement, subscription agreement or other agreement pursuant to which our Series A preferred stock was acquired from us, and such breach continues for a period of 20 days (or, in the case of a breach of our obligation to provide the

Preferred Investors with certain information rights, 30 days) after written notice from the holders of our Series A preferred stock; or

•	certain bankruptcy or insolvency events involving us occur.

Upon the occurrence and during the continuation of any event of default under our Series A preferred stock, (i) the preferential coupon rate applicable to our Series A preferred stock shall immediately be increased by 10.00% per annum, and (ii) we will be required, upon the demand of the holders of our Series A preferred stock, to redeem the issued and outstanding shares of our Series A preferred stock at the mandatory redemption price plus the applicable premium (if any) payable in cash.

In addition, with respect to our Series A preferred stock only, if we fail to complete a required mandatory redemption within 30 days of the date required for redemption, and so long as such event of default with respect to such mandatory redemption is continuing, the holder majority will have the right: (i) to immediately appoint one additional individual to our board of directors, (ii) to, after such event of default has continued for six months, appoint an additional number of individuals to our board of directors such that the holder majority have the right to appoint not less than 25% of the directors to our board of directors and (iii) after such event of default has been continuing for a year, appoint an additional number of individuals to our board of directors such that the holder majority have the right to appoint not less than a majority of the directors to our board of directors.

Preemptive Rights

If, following this offering, we intend to offer to sell newly issued equity or equity-linked securities to third parties, Preferred Investors holding at least 50% of the shares of the Convertible Preferred initially issued to such Preferred Investors on the initial issuance date of the Convertible Preferred will have the right to purchase such securities from us before we may offer them to other parties. Such preemptive rights would not apply, among other things, to issuances of securities by us in an underwritten public offering under the Securities Act or pursuant to a customary marketed Rule 144A offering under the Securities Act (or any successor rule thereto), including any related capped call, call spread or similar derivative security issued in connection therewith.

Information Rights

Each Preferred Investor who owns at least 50% of the Convertible Preferred initially issued to such Preferred Investor (including any shares of Series A preferred stock issued upon conversion of Series A-1 preferred stock) will be entitled to certain financial information from us.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors and the rights and preferences of the Convertible Preferred under our certificate of designations.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that annual stockholder meetings be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated bylaws will provide that special stockholder meetings may be called only by or at the direction of our board of directors, the Chairman of our board of directors or Chief Executive officer. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, Redemption and Exchange

Under the Amended LLC Agreement, the holders of LLC Units (other than us) will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Xponential Holdings LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends, reclassifications, and a unit split to optimize the Company’s capital structure to facilitate this offering) or the net proceeds from a substantially contemporaneous offering of our Class A common stock in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request from a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LLC Units, redeem or exchange LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. See “Certain Relationships and Related Party Transactions—Amended LLC Agreement.”

The Amended LLC Agreement provides that, except for transfers: (i) to us, (ii) to certain permitted transferees, (iii) as a grant of a security interest in, or pledge of, LLC Units to J.P. Morgan Chase & Co. or an affiliated entity or other financial institution approved by us, or (iv) approved by us in writing, subject to certain limitations, the LLC Units may not be sold, transferred or otherwise disposed of.

Pursuant to the purchase agreement for the Convertible Preferred, the Preferred Investors may not transfer any Convertible Preferred without our consent, other than (i) to certain permitted transferees, (ii) from the eight month anniversary of the initial issuance date of the Convertible Preferred through the 18th month anniversary of the initial issuance date of the Convertible Preferred, each Preferred Investor may transfer up to 49.0% of its shares of Convertible Preferred and (iii) from and after the 18th month anniversary of the initial issuance date of the Convertible Preferred, each Preferred Investor may transfer all or any portion of its shares of Convertible Preferred. In addition, (x) no Preferred Investor may sell any shares of our Class A common stock it receives upon conversion of its shares of Convertible Preferred for the duration of any lock-up period (after giving effect to any releases granted thereunder) in connection with this offering and (y) from the end of such lock-up period to the 12th month following this offering, the Preferred Investors may sell such shares of our Class A common stock in an amount not to exceed, on a pro rata basis, the amount of shares transferred by our Chairman or Chief Executive Officer. Following the 12th month following this offering, the Preferred Investors may sell all or any portion of such shares of our Class A common stock issued to it upon conversion of the Convertible Preferred. The Preferred Investors have also entered into lock-up agreements with BofA Securities in connection with this offering as described in “Shares Eligible for Future Sale.”

Other Provisions

Neither our Class A common stock nor our Class B common stock has any preemptive or other subscription rights.

At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to directors, officers, stockholders and affiliates of the

Preferred Investors and Snapdragon Capital Partners, an affiliate of Mr. Grabowski, a member of our board of directors.

Certain Certificate of Incorporation, Bylaws and Statutory Provisions

The provisions of our certificate of incorporation and bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include:

Election of directors; no cumulative voting. Our board of directors will consist of between three and seven directors. The exact number of directors will be fixed from time to time by resolution of our board of directors. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting.

Removal of directors; vacancies. Our amended and restated certificate of incorporation will provide that directors may only be removed for cause, and only by the affirmative vote of holders of at least two-thirds in voting power of all outstanding shares of common stock of our company entitled to vote thereon, voting together as a single class. Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Staggered board. In connection with this offering, our board of directors will be will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2021, 2022 and 2023 respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Limits on written consents. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Special stockholder meetings. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by the Chairman of our board of directors or a majority of our directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will specifically deny any power of any other person to call a special meeting.

Amendment of certificate of incorporation. The provisions of our amended and restated certificate of incorporation described under “—Election of directors; no cumulative voting,” “—Removal of directors; vacancies,” “—Staggered board,” “—Limits on written consents,” “—Special stockholder meetings” and the voting thresholds described in this section may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our amended and restated certificate of incorporation.

Amendment of bylaws. Any amendment, alteration, rescission or repeal of certain provisions of our amended and restated bylaws will require either (i) the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of our board of directors, nomination of directors, special meetings of directors, removal of directors, committees of our board of directors and indemnification of directors and officers, requires the affirmative vote of at least two-thirds of all directors in office at a meeting called for that purpose; or (ii) the affirmative vote of the holders of two-thirds of the voting power of our outstanding shares of voting stock, voting together as a single class.

Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the NYSE. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred Stock” and “—Anti-Takeover Effects of our Certificate of Incorporation and Bylaws—Authorized but unissued shares” above.

Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL.

Exclusive forum. Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, (i) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain types of actions or proceedings under Delaware statutory or common law and (ii) the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States. However, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. See “Risk Factors—Risks Related to Our Class A Common Stock and this Offering—Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.”

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DCGL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A.

Securities Exchange

We have applied to have our Class A common stock approved for listing on the NYSE under the symbol “XPOF.”

U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the U.S. subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the partner or beneficial owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any U.S. federal gift, alternative minimum tax or Medicare contribution tax considerations or any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

To the extent that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of our Class A Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of our Class A Common Stock

Subject to the discussions of backup withholding and FATCA withholding tax below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a “U.S. real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a U.S. real property holding corporation at any time that the fair market value of our “U.S. real property interests” (as defined in the Code and applicable Treasury regulations), equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Tax

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), payments of dividends on and the gross proceeds of dispositions of our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that our Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See “Risk Factors—Risks Relating to Ownership of Our Class A Common Stock—If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.”

Sale of Restricted Shares

Upon the completion of this offering, we will have 25.5 million shares of Class A common stock (or 27.5 million shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) outstanding. Of these shares, the 13.3 million shares of Class A common stock sold in this offering (or 15.3 million shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be freely tradable, without further restriction or registration under the Securities Act, except any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately 12.2 million of our outstanding shares of Class A common stock will be deemed “restricted securities,” as that term is defined under Rule 144, and would also be subject to the “lock-up” period noted below.

In addition, upon the completion of this offering, Continuing Pre-IPO LLC Members will own an aggregate of 21.1 million LLC Units and all of the shares of our Class B common stock. Continuing Pre-IPO LLC Members, from time to time following the completion of this offering, may require Xponential Holdings LLC to redeem or exchange all or a portion of their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis. Shares of our Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a Continuing Pre-IPO LLC Member, redeem or exchange LLC Units of such Continuing Pre-IPO LLC Member pursuant to the terms of the Amended LLC Agreement. Shares of our Class A common stock issuable to the Continuing Pre-IPO LLC Member upon a redemption or exchange of LLC Units would be considered “restricted securities,” as that term is defined under Rule 144 and would also be subject to the “lock-up” period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the completion of this offering, the holders of approximately 12.2 million shares of our Class A common stock and 21.1 million shares of our Class B common stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. BofA Securities, Inc. is entitled to waive these lock-up provisions at its discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding the sale and (ii) we are subject to the

Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 255,423 shares immediately after this offering (or approximately 275,423 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Lock-Up Agreements

Our executive officers, directors and substantially all of our other security holders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of BofA Securities, Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock (including LLC Units) subject to certain exceptions (including dispositions in connection with the Reorganization Transactions).

We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including LLC Units) during the 180-day period following the date of this prospectus.

Registration Rights

Our Registration Rights Agreement grants registration rights to the Continuing Pre-IPO LLC Members and holders of our Convertible Preferred. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

UNDERWRITING

BofA Securities, Inc. and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
Morgan Stanley & Co. LLC
Guggenheim Securities, LLC
Citigroup Capital Markets Inc.
Piper Sandler & Co.
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
Total	13,333,333

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The consummation of this offering and the sale of the Convertible Preferred are conditional on each other, and are scheduled to close substantially simultaneously with each other.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares. The information assumes that if the underwriters exercise their option to purchase additional shares in full, we will use $15 million of the proceeds from the sale of the additional shares of Class A Common Stock to purchase up to 1,000,000 LLC Units (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus) from affiliates of Mr. Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A Common Stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Our offering expenses, not including the underwriting discount, are estimated at $7.6 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $35,000. In addition, the underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering. In addition, the underwriters have agreed to reimburse us for certain of our out-of-pocket expenses incurred in connection with this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,000,000 additional shares of our Class A common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. We will use up to $15 million of the proceeds from the sale of the additional shares of Class A Common Stock to purchase up to 1,000,000 LLC Units (based on an assumed initial public offering price of $15.00 per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus) from affiliates of Mr. Geisler, our Chief Executive Officer, at a purchase price per LLC Unit equal to the initial public offering price of Class A Common Stock.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, friends and family, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, and our executive officers, directors and substantially all of our other security holders have agreed not to sell or transfer any common stock for 180 days after the date of this prospectus (the “restricted period”) without first obtaining the written consent of BofA Securities, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly: offer, pledge, sell or contract to sell any common stock; sell any option or contract to purchase any common stock; purchase any option or contract to sell any common stock; grant any option, right or warrant for the sale of any common stock; lend or otherwise dispose of or transfer any common stock; request or demand that we file or make a confidential submission of a registration statement related to the common stock; or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up restrictions apply to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock, and apply to securities owned now or acquired later by the person executing the agreement or for which such person later acquires the power of disposition.

The lock-up restrictions are subject to specified exceptions, including, without limitation:

•

transactions relating to securities purchased on the open market following the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period;

•

transfers of securities (i) as a bona fide gift or gifts, including, without limitation, gifts to a charity or charitable trust, (ii) to a trust for the direct or indirect benefit of the holder or the immediate family of the holder, (iii) by will, other testamentary document or intestate succession to a legal representative, heir, beneficiary or member of the immediate family of the holder, (iv) if the holder is a corporation, partnership, limited liability company, trust or other business entity, as part of a distribution to the stockholders, partners, members, beneficiaries or other equityholders of the holder, and (v) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the holder, or to the holder’s affiliates or to an investment fund or other entity controlling, controlled by, managing or managed by or under common control with the holder or its affiliates (including, for the avoidance of doubt, where the older is a partnership, to its general partner, a successor partnership or fund, or other fund managed by such partnership), or to a trust of which the holder and, in the case of our Chief Executive Officer, his family and friends and/or a charitable organization, are the legal and beneficial owner of all of the outstanding equity securities or similar interests, provided in each case that (x) BofA Securities, Inc. has received a signed lock-up agreement for the balance of the restricted period from each donee, trustee, distributee or transferee, as the case may be, (y) such transfer does not involve a disposition for value and (z) no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period;

•

transfers pursuant to the redemption or exchange of outstanding LLC Units for shares of Class A common stock (or securities convertible into or exercisable or exchangeable for shares of common stock) provided that (x) any securities received upon such redemption or exchange shall be subject to the lock-up restrictions, (y) such transfer does not involve a disposition for value and (z) no filing under Section 16(a) of the Exchange Act is voluntarily made during the restricted period any required Form 4 states the reason for such transfer;

•

transfers to us in connection with the exercise, vesting or settlement of options, warrants or other rights to purchase shares of common stock, or any securities convertible into or exchangeable for common stock, in accordance with their terms (including, in each case, on a “cashless” or “net exercise” basis and/or to cover withholding tax obligations in connection with such exercise, vesting or settlement) pursuant to a stock incentive plan or stock purchase plan of ours described in this prospectus, provided that (x) any securities received upon such exercise, vesting or settlement shall be subject to the lock-up restrictions and (y) no filing under Section 16(a) of the Exchange Act is voluntarily made during the restricted period any required Form 4 states the reason for such transfer;

•

transfers to us pursuant to arrangements in effect on the date of the lock-up agreement and described in this prospectus pursuant to which we have (a) an option to repurchase such securities or (b) a right of first refusal with respect to transfers of such securities, provided that (x) in the case of clause (b) the transfer triggering such right of first refusal is otherwise permitted under the lock-up agreement, and (y) in each case no filing under Section 16(a) of the Exchange Act is voluntarily made during the restricted period any required Form 4 states the reason for such transfer;

•

transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, divorce decree, separation agreement or other related court order, provided that (x) the holder shall use reasonable best efforts to cause the transferee to deliver to BofA Securities, Inc. a signed lock-up agreement for the balance of the restricted period and (y) no filing under Section 16(a) of the Exchange Act is voluntarily made during the restricted period any required Form 4 states the reason for such transfer;

•

transfers in connection with the establishment of a written trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that (x) the securities subject to such plan may not be transferred during the restricted period and (y) no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period;

•

transfers to us in connection with the termination of the holder’s service for us pursuant to an arrangement in effect on the date of the lock-up agreement that provides us with an option to repurchase such securities, provided that no filing under Section 16(a) of the Exchange Act is voluntarily made during the restricted period any required Form 4 states the reason for such transfer;

•

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or similar transaction made to all holders of our capital stock involving a change of control of us, provided that (x) in the event that such tender offer, merger, consolidation or similar transaction is not completed, such securities shall remain subject to the lock-up restrictions, and (y) no filing under Section 16(a) of the Exchange Act is voluntarily made during the restricted period;

•	to the underwriters pursuant to the underwriting agreement;

•

pursuant to transactions described, and as contemplated, under “Organizational Structure,” provided that (x) any securities received in such transactions shall be subject to the lock-up restrictions, and (y) no filing under Section 16(a) of the Exchange Act is voluntarily made during the restricted period; and

•

in the case of certain of our significant stockholders, pursuant to a pledge, hypothecation or other granting of a security interest in shares of common stock to one or more lending institutions as collateral or security for or in connection with a margin loan or other loans, advances or extensions of credit entered by the holder or its affiliates, or a refinancing thereof, and any subsequent transfers of such common stock pursuant to any foreclosures in connection therewith, provided that (x) the amount of the holder’s common stock subject to such pledges, hypothecations or other grants of security interests shall be limited, in the aggregate, to 25% of the holder’s common stock measured as of completion of this offering.

BofA Securities, Inc., in its sole discretion, may release the securities subject to the lock-up agreements described above in whole or in part at any time.

Listing

We have applied to list the shares of our Class A common stock on the NYSE under the symbol “XPOF.”

Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the FCA, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the U.K. Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services Markets Act 2000 (as amended, the “FSMA”);

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

Each person in the United Kingdom who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the representatives that it is a qualified investor within the meaning of Article 2 of the U.K. Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the U.K. Prospectus Regulation, each financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision: the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares; and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, our company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than: (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investment) (Shares and Debentures) Regulations 2005.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Xponential Fitness, Inc. by Davis Polk & Wardwell LLP, Menlo Park, California. Latham & Watkins LLP, New York, New York is representing the underwriters.

EXPERTS

The financial statements of Xponential Fitness, Inc. as of December 31, 2020 and for the period from January 14, 2020 (date of inception) through December 31, 2020 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Xponential Fitness LLC as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements we have filed electronically with the SEC.

As a result of this offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.xponential.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Xponential Fitness, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Xponential Fitness, Inc. (the “Company”) as of December 31, 2020, the related statements of stockholder’s equity and cash flows for the period from January 14, 2020 (date of inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its cash flows for the period from January 14, 2020 (date of inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California

April 16, 2021

We have served as the Company’s auditor since 2020.

XPONENTIAL FITNESS, INC.

Balance Sheet

December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$1,000

Total assets	$1,000

Commitments and contingencies
Stockholder’s Equity
Stockholder’s equity:
Common stock, $0.0001 par value, 1,000 shares authorized, issued and outstanding	$—
Additional paid-in capital	1,000

Total stockholder’s equity	$1,000

See accompanying notes to financial statements.

XPONENTIAL FITNESS, INC.

Statement of Changes to Stockholder’s Equity

For the period January 14, 2020 (date of inception) through December 31, 2020
Balance at January 14, 2020	$—
Issuance of common stock	1,000

Balance at December 31, 2020	$1,000

See accompanying notes to financial statements.

XPONENTIAL FITNESS, INC.

Statement of Cash Flows

For the period January 14, 2020 (date of inception) through December 31, 2020
Cash flows from financing activities:
Proceeds from issuance of common stock	$1,000

Net cash provided by financing activities	1,000
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$1,000

See accompanying notes to financial statements.

XPONENTIAL FITNESS, INC.

Notes to Financial Statements

Note 1—Organization and Background

Xponential Fitness, Inc. (the “Company”), was incorporated in Delaware on January 14, 2020. Pursuant to a reorganization into a holding company structure, the Company will be a holding company with its principal asset being a controlling ownership interest in Xponential Intermediate Holdings LLC.

Basis of presentation—The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States. A statement of income has not been presented because the Company has not engaged in any business or other activities except in connection with the formation of the Company.

Note 2—Summary of Significant Accounting Policies

Income taxes—The Company is treated as a C corporation, and therefore, is subject to both federal and state income taxes. Xponential Intermediate Holdings LLC continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.

Note 3—Stockholder’s Equity

On January 14, 2020, the Company was authorized to issue 1,000 shares of common stock, $0.0001 par value. On January 23, 2020, the Company issued 1,000 shares for $1,000, all of which are owned by H&W Franchise Holdings LLC. Payment for the shares was received January 30, 2020.

Note 4—Subsequent Events

The Company has evaluated subsequent events through April 16, 2021, which is the date its financial statements were available to be issued.

Xponential Fitness, Inc.

Balance Sheets

(Unaudited)

	December 31, 2020	March 31, 2021
Assets
Current assets:
Cash and cash equivalents	$1,000	$569

Total assets	$1,000	$569

Commitments and contingencies
Stockholder’s Equity
Stockholder’s equity
Common stock, $0.0001 par value, 1,000 shares authorized, issued and outstanding	$—	$—
Additional paid-in capital	1,000	1,000
Accumulated deficit	—	(431)

Total stockholder’s equity	$1,000	$569

See accompanying notes to financial statements.

Xponential Fitness, Inc.

Statements of Operations

(Unaudited)

	For the period from January 14, 2020 (date of inception) through March 31, 2020	Three Months Ended March 31, 2021
Selling, general and administrative expenses	$—	$431

Total expenses	—	431

Net loss	$—	$(431)

See accompanying notes to financial statements.

Xponential Fitness, Inc.

Statements of Changes to Stockholder’s Equity

(Unaudited)

	Additional paid-in capital	Accumulated Deficit	Total Stockholder’s Equity
Balance at January 14, 2020	$—	$—	$—
Issuance of common stock	1,000	—	1,000

Balance at March 31, 2020	$1,000	$—	$1,000

	Additional paid-in capital	Accumulated Deficit	Total Stockholder’s Equity
Balance at January 1, 2021	$1,000	$—	$1,000
Net loss	—	(431)	(431)

Balance at March 31, 2021	$1,000	$(431)	$569

See accompanying notes to financial statements.

Xponential Fitness, Inc.

Statements of Cash Flows

(Unaudited)

	For the period from January 14, 2020 (date of inception) through March 31, 2020	Three Months Ended March 31, 2021
Cash flows from operating activities:
Net loss	$—	$(431)

Net cash used in operating activities	—	(431)
Cash flows from financing activities:
Proceeds from issuance of common stock	1,000	—

Net cash provided by financing activities	1,000	—

Increase (decrease) in cash and cash equivalents	1,000	(431)
Cash and cash equivalents, beginning of period	—	1,000

Cash and cash equivalents, end of period	$1,000	$569

See accompanying notes to financial statements.

Xponential Fitness, Inc.

Notes to Financial Statements

(Unaudited)

Note 1—Organization and Background

Xponential Fitness, Inc. (the “Company”), was incorporated in Delaware on January 14, 2020. Pursuant to a reorganization into a holding company structure, the Company will be a holding company with its principal asset being a controlling ownership interest in Xponential Intermediate Holdings LLC.

Basis of presentation—The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the Company has made all adjustments necessary to present fairly the statements of operations, balance sheets, changes in stockholder’s equity, and cash flows for the periods presented. Such adjustments are of a normal, recurring nature. These unaudited financial statements should be read in conjunction with the financial statements and related Notes included in the Company’s 2020 financial statements. Interim results of operations are not necessarily indicative of results of operations to be expected for a full year.

Note 2—Summary of Significant Accounting Policies

Income taxes – The Company is treated as a C corporation, and therefore, is subject to both federal and state income taxes. Xponential Intermediate Holdings LLC continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.

Note 3—Stockholder’s Equity

On January 14, 2020, the Company was authorized to issue 1,000 shares of common stock, $0.0001 par value. On January 23, 2020, the Company issued 1,000 shares for $1,000, all of which are owned by H&W Franchise Holdings LLC. Payment for the shares was received January 30, 2020.

Note 4—Subsequent Events

The Company has evaluated subsequent events through June 3, 2021, which is the date its financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of

Xponential Fitness LLC:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC) and subsidiaries (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of operations, changes to member’s equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California

April 16, 2021

We have served as the Company’s auditor since 2018.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Consolidated Balance Sheets

(amounts in thousands)

	December 31,
	2019	2020
Assets
Current Assets:
Cash, cash equivalents and restricted cash	$9,339	$11,299
Accounts receivable, net (Note 9)	10,780	5,196
Inventories	4,769	6,161
Prepaid expenses and other current assets	2,759	5,480
Deferred costs, current portion (Note 9)	2,690	3,281
Notes receivable from franchisees, net (Note 9)	1,190	1,288

Total current assets	31,527	32,705
Property and equipment, net	13,987	13,694
Goodwill	139,598	139,680
Intangible assets, net	102,019	98,124
Deferred costs, net of current portion (Note 9)	35,821	35,445
Notes receivable from franchisees, net of current portion (Note 9)	2,297	2,576
Other assets	418	614

Total assets	$325,667	$322,838

Liabilities and Member’s Equity
Current Liabilities:
Accounts payable	$16,825	$18,339
Accrued expenses (Note 9)	18,358	13,764
Deferred revenue, current portion	14,822	14,247
Notes payable (Note 9)	792	970
Current portion of long-term debt	2,775	5,795
Other current liabilities	2,759	1,804

Total current liabilities	56,331	54,919
Deferred revenue, net of current portion	68,001	74,361
Contingent consideration from acquisitions (Note 10)	20,500	8,399
Line of credit	8,000	—
Long-term debt, net of current portion and issuance costs	141,612	176,002
Other liabilities	4,545	4,408

Total liabilities	298,989	318,089
Commitments and contingencies (Note 10)
Member’s equity:
Member’s contribution	152,265	113,697
Receivable from Member (Note 9)	(31,735)	(1,456)
Accumulated deficit	(93,852)	(107,492)

Total member’s equity	26,678	4,749

Total liabilities and member’s equity	$325,667	$322,838

See accompanying notes to consolidated financial statements.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Consolidated Statements of Operations

(amounts in thousands)

	Year ended December 31,
	2018	2019	2020
Revenue, net:
Franchise revenue	$19,852	$47,364	$48,056
Equipment revenue	22,646	40,012	20,642
Merchandise revenue	9,575	22,215	16,648
Franchise marketing fund revenue	3,745	8,648	7,448
Other service revenue	3,446	10,891	13,798

Total revenue, net	59,264	129,130	106,592
Operating costs and expenses:
Costs of product revenue	22,901	41,432	25,727
Costs of franchise and service revenue (Note 9)	3,127	5,703	8,392
Selling, general and administrative expenses (Note 9)	44,551	80,495	60,917
Depreciation and amortization	3,513	6,386	7,651
Marketing fund expense	3,285	8,217	7,101
Acquisition and transaction expenses (income) (Note 9)	18,095	7,948	(10,990)

Total operating costs and expenses	95,472	150,181	98,798

Operating income (loss)	(36,208)	(21,051)	7,794
Other (income) expense:
Interest income	(56)	(168)	(345)
Interest expense (Note 9)	6,253	16,087	21,410

Total other expense	6,197	15,919	21,065

Loss before income taxes	(42,405)	(36,970)	(13,271)
Income taxes	73	164	369

Net loss	$(42,478)	$(37,134)	$(13,640)

See accompanying notes to consolidated financial statements.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Consolidated Statements of Changes to Member’s Equity

(amounts in thousands)

	Member’s Contribution	Receivable from Member	Accumulated Deficit	Total Member’s Equity
Balance at January 1, 2018	$105,222	$—	$(14,240)	$90,982
Parent’s stock contributed for acquisitions	43,010	—	—	43,010
Equity based compensation	1,969	—	—	1,969
Receivable from Member	—	(31,298)	—	(31,298)
Net loss	—	—	(42,478)	(42,478)

Balance at December 31, 2018	150,201	(31,298)	(56,718)	62,185
Equity based compensation	2,064	—	—	2,064
Payment of Member expenses	—	(437)	—	(437)
Net loss	—	—	(37,134)	(37,134)

Balance at December 31, 2019	152,265	(31,735)	(93,852)	26,678
Equity based compensation	1,751	—	—	1,751
Member contributions	32,884	—	—	32,884
Distributions to Member	(73,203)	—	—	(73,203)
Payment received from Member, net	—	30,279	—	30,279
Net loss	—	—	(13,640)	(13,640)

Balance at December 31, 2020	$113,697	$(1,456)	$(107,492)	$4,749

See accompanying notes to consolidated financial statements.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Consolidated Statements of Cash Flows

(amounts in thousands)

	Year ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net loss	$(42,478)	$(37,134)	$(13,640)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,513	6,386	7,651
Change in contingent consideration from acquisitions (Note 9)	14,900	7,948	(10,990)
Amortization of debt issuance cost	263	526	3,096
Bad debt expense	772	1,528	2,766
Equity based compensation	1,969	2,064	1,751
Non-cash interest expense	247	2,823	1,321
Loss from disposal of assets	116	691	68
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	(2,172)	(6,567)	2,977
Inventories	(804)	(296)	(1,392)
Prepaid expenses and other current assets	443	(1,627)	(2,904)
Deferred costs (Note 9)	(14,204)	(18,476)	(1,204)
Notes receivable, net	(1,859)	(579)	210
Accounts payable	6,430	6,527	1,709
Accrued expenses	1,696	936	1,914
Accrued related party interest	—	(68)	(28)
Other current liabilities	1,900	401	(955)
Deferred revenue	27,011	35,140	7,005
Other assets	175	(50)	(196)
Other liabilities	2,918	1,375	113

Net cash provided by (used in) operating activities	836	1,548	(728)
Cash flows from investing activities:
Purchases of property and equipment	(7,551)	(7,226)	(1,880)
Proceeds from disposal of property and equipment	1	327	—
Purchase of studios	—	(532)	(1,150)
Proceeds from sale of company-owned studios	—	1,685	58
Purchase of intangible assets	(933)	(281)	(1,010)
Notes receivable	—	(3,002)	(619)
Acquisition of businesses, net of cash acquired	(15,948)	(750)	—

Net cash used in investing activities	(24,431)	(9,779)	(4,601)
Cash flows from financing activities:
Borrowings from line of credit	8,000	—	10,000
Payments on line of credit	(2,000)	—	(18,000)
Borrowings from long-term debt	79,770	12,000	188,665
Payments on long-term debt	(53,206)	(1,602)	(149,219)
Debt issuance costs	(1,704)	(205)	(5,158)
Payment of contingent consideration	—	(1,656)	(3,250)
Loans from related party (Note 9)	2,435	1,048	—
Payments on loans from related party (Note 9)	(688)	(2,532)	(111)
Member contributions	—	—	27,286
Distributions to Member	—	—	(73,203)
Receipts from (advances to) Member, net (Note 9)	(1,780)	(437)	30,279
Receipts from (advances to) affiliates, net (Note 9)	661	(255)	—

Net cash provided by financing activities	31,488	6,361	7,289

Increase (decrease) in cash, cash equivalents and restricted cash	7,893	(1,870)	1,960
Cash, cash equivalents and restricted cash, beginning of year	3,316	11,209	9,339

Cash, cash equivalents and restricted cash, end of year	$11,209	$9,339	$11,299

Supplemental cash flow information:
Interest paid	$5,557	$12,859	$17,035
Income taxes paid	63	174	228
Noncash investing and financing activity:
Capital expenditures accrued	$12	$1,211	$196
Receivable recorded for sale of company-owned studio	—	200	—
Contingent consideration converted to Member contribution	—	—	5,598
Debt issuance costs added to debt principal	—	—	975
Parent’s stock issued for acquisition of businesses	43,010	—	—
Contingent consideration upon acquisition	2,748	—	—
Debt assumed in acquisition	52,691	—	—
Note payable issued in connection with acquisition of business	724	—	—
Related party receivable reclassified to equity (Note 9)	18,070	—	—
Assumption of related party long-term debt (Note 9)	13,228	—	—

See accompanying notes to consolidated financial statements.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Note 1—Nature of Business and Operations

Xponential Fitness LLC (the “Company”) was formed on August 11, 2017 as a Delaware limited liability company for the sole purpose of franchising fitness brands in several verticals within the boutique fitness industry. The Company is a wholly owned subsidiary of Xponential Intermediate Holdings, LLC (“Member”), which was formed on February 24, 2020, and ultimately, H&W Franchise Holdings, LLC (“Parent”). Prior to the formation of the Member, the Company was a wholly owned subsidiary of H&W Franchise Intermediate Holdings, LLC.

Currently, the Company’s portfolio of eight brands includes: “Club Pilates,” a Pilates facility franchisor; “CycleBar,” a premier indoor cycling franchise; “Stretch Lab,” a fitness concept offering one-on-one assisted stretching services; “Row House,” a rowing concept that provides an effective and efficient workout centered around the sport of rowing; “Yoga Six,” a yoga concept that concentrates on connecting to one’s body in a way that is energizing; “AKT” and “Pure Barre,” which are dance-based concepts that provide a combination of personal training and movement based techniques; and “Stride,” a running concept that offers treadmill-based high-intensity interval training and strength-training. The Company, through its brands, licenses its proprietary systems to franchisees who in turn operate studios to promote training and instruction programs to their club members within each vertical. In addition to franchised studios, the Company operated 14, four and 40 Company-owned studios as of December 31, 2018, 2019 and 2020, respectively.

Basis of presentation—The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Principles of consolidation—The Company’s consolidated financial statements include the accounts of its wholly owned subsidiaries Club Pilates Franchise, LLC; CycleBar Holdco, LLC; Stretch Lab Franchise, LLC; Row House Franchise, LLC; Yoga Six Franchise, LLC; AKT Franchise, LLC; PB Franchising, LLC and Stride Franchise, LLC. All intercompany transactions have been eliminated in consolidation.

Use of estimates—The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions.

Note 2—Summary of Significant Accounting Policies

Segment information—Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating segment. During the years ended December 31, 2018, 2019 and 2020, the Company did not generate material international revenues and as of December 31, 2019 and 2020, the Company did not have material assets located outside of the United States.

Cash, cash equivalents and restricted cash—The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

The Company has marketing fund restricted cash, which can only be used for activities that promote the Company’s brands. Restricted cash was $883 and $999 at December 31, 2019 and 2020, respectively.

Concentration of credit risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and notes receivable. The Company maintains its cash with high-credit quality financial institutions. At December 31, 2019 and 2020, the Company had cash, cash equivalents and restricted cash that total $7,781 and $8,832, respectively, on deposit with high-credit quality financial institutions that exceed federally insured limits. The Company has not experienced any loss as a result of these or previous similar deposits. In addition, the Company closely monitors the extension of credit to its franchisees while maintaining allowances for potential credit losses.

Accounts receivable and allowance for doubtful accounts—Accounts receivable primarily consist of amounts due from franchisees and vendors. These receivables primarily relate to royalties, advertising contributions, equipment and product sales, training, vendor commissions and other miscellaneous charges. Receivables are unsecured; however, the franchise agreements provide the Company the right to withdraw funds from the franchisee’s bank account or to terminate the franchise for nonpayment. On a periodic basis, the Company evaluates its accounts receivable balance and establishes an allowance for doubtful accounts based on a number of factors, including evidence of the franchisee’s ability to comply with credit terms, economic conditions and historical receivables. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2019 and 2020, the allowance for doubtful accounts was $225 and $2,405, respectively.

Inventories—Inventories are comprised of finished goods including equipment and branded merchandise primarily held for sale to franchisees. Cost is determined using the first-in-first-out method. Management analyzes obsolete, slow-moving and excess merchandise to determine adjustments that may be required to reduce the carrying value of such inventory to the lower of cost or net realizable value. Write-down of obsolete or slow-moving and excess inventory charges are included in costs of product revenue in the consolidated statements of operations.

Deferred offering costs—Deferred offering costs, primarily consisting of legal, accounting and other fees relating to the Company’s initial public offering, are capitalized. These costs will be offset against the initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, all deferred costs will be expensed. As of December 31, 2019 and 2020, the Company had capitalized $646 and $4,429, respectively, of deferred offering costs, which are recorded in prepaid expenses and other current assets in the consolidated balance sheets.

Property and equipment, net—Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line method, based on the following estimated useful lives:

Furniture and equipment	5 years
Computers and software	3-5 years
Vehicles	5 years
Leasehold improvements	Lesser of useful life or lease term

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is included in the results of operations during the period of sale or disposal. Costs for repairs and maintenance are expensed as incurred. Repairs and maintenance costs for the years ended December 31, 2019 and 2020 were insignificant.

Goodwill and indefinite-lived intangible assets—Indefinite-lived intangible assets consist of goodwill and certain trademarks.

Goodwill—The Company tests for impairment of goodwill annually or sooner whenever events or circumstances indicate that goodwill might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. The Company’s reporting units are the brand names under which it sells franchises. The annual impairment test is performed as of the first day of the Company’s fourth quarter. The annual impairment test begins with a qualitative assessment, where qualitative factors and their impact on critical inputs are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company determines that a reporting unit has an indication of impairment based on the qualitative assessment, it is required to perform a quantitative assessment. The Company generally determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach. If the carrying value exceeds the estimate of fair value, a write-down is recorded. The Company calculates impairment as the excess of the carrying value of goodwill over the estimated fair value. Based on the test results, no impairment was recorded for the years ended December 31, 2018, 2019 or 2020.

Trademarks—The Company tests for impairment of trademarks with an indefinite life annually or sooner whenever events or circumstances indicate that trademarks might be impaired. The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the trademarks is less than the carrying amount. In the absence of sufficient qualitative factors, trademark impairment is determined utilizing a two-step analysis. The two-step analysis involves comparing the fair value to the carrying value of the trademarks. The Company determines the estimated fair value using a relief from royalty approach. If the carrying amount exceeds the fair value, the Company impairs the trademarks to their fair value. Based on the test results, no impairment was recorded for the years ended December 31, 2018, 2019 or 2020.

Definite-lived intangible assets—Definite-lived intangible assets, consisting of franchise agreements, reacquired franchise rights, customer relationships, non-compete agreements, certain trademarks and web design and domain, are amortized using the straight-line method over the estimated remaining economic lives. Deferred video production costs are amortized on an accelerated basis. Amortization expense related to intangible assets is included in depreciation and amortization expense. The recoverability of the carrying values of all intangible assets with finite lives is evaluated when events or changes in circumstances indicate an asset’s value may be impaired. Impairment testing is based on a review of forecasted undiscounted operating cash flows. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value, which is determined based on discounted future cash flows, through a charge to the consolidated statements of operations. No definite-lived intangible asset impairment was recorded for the years ended December 31, 2018, 2019 or 2020.

Revenue recognition—The Company’s contracts with customers consist of franchise agreements with franchisees. The Company also enters into agreements to sell merchandise and equipment, training, on-demand video services and membership to Company-owned studios. The Company’s revenues primarily consist of

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

franchise license revenues, other franchise related revenues including equipment and merchandise sales and training revenue. In addition, the Company earns on-demand revenue, service revenue and other revenue.

Each of the Company’s primary sources of revenue and their respective revenue policies are discussed further below.

Franchise revenue—

The Company enters into franchise agreements for each franchised studio. The Company’s performance obligation under the franchise license is granting certain rights to access the Company’s intellectual property; all other services the Company provides under the franchise agreement are highly interrelated, not distinct within the contract, and therefore accounted for as a single performance obligation, which is satisfied over the term of each franchise agreement. Those services include initial development, operational training, preopening support and access to the Company’s technology throughout the franchise term. Fees generated related to the franchise license include development fees, royalty fees, marketing fees, technology fees and transfer fees, which are discussed further below. Variable fees are not estimated at contract inception, and are recognized as revenue when invoiced, which occurs monthly. The Company has concluded that its agreements do not contain any financing components.

Franchise development fee revenue—The Company’s franchise agreements typically operate under ten-year terms with the option to renew for up to two additional five-year successor terms. The Company determined the renewal options are neither qualitatively nor quantitatively material and do not represent a material right. Initial franchise fees are non-refundable and are typically collected upon signing of the franchise agreement. Initial franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over the franchise life, which the Company has determined to be ten years, as the Company fulfills its promise to grant the franchisee the rights to access and benefit from the Company’s intellectual property and to support and maintain the intellectual property.

The Company may enter into an area development agreement with certain franchisees. Area development agreements are for a territory in which a developer has agreed to develop and operate a certain number of franchise locations over a stipulated period of time. The related territory is unavailable to any other party and is no longer marketed to future franchisees by the Company. Depending on the number of studios purchased under franchise agreements or area development agreements, the initial franchise fee ranges from $60 (single studio) to $350 (ten studios) and is paid to the Company when a franchisee signs the area development agreement. Area development fees are initially recorded as deferred revenue. The development fees are allocated to the number of studios purchased under the development agreement. The revenue is recognized on a straight-line basis over the franchise life for each studio under the development agreement. Development fees and franchise fees are generally recognized as revenue upon the termination of the development agreement with the franchisee.

The Company may enter into master franchise agreements with master franchisees, under which the master franchisee sells licenses to franchisees in one or more countries outside of North America. The master franchise agreements generally provide a ten-year period under which the master franchisee may sell licenses. The master franchise agreement term ends on the earlier of the expiration or termination of the last franchise agreement sold by the master franchisee. Initial master franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over 20 years.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Franchise royalty fee revenue—Royalty revenue represents royalties earned from each of the franchised studios in accordance with the franchise disclosure document and the franchise agreement for use of the brands’ names, processes and procedures. The royalty rate in the franchise agreement is typically 7% of the gross sales of each location operated by each franchisee. Royalties are billed on a monthly basis. The royalties are entirely related to the Company’s performance obligation under the franchise agreement and are billed and recognized as franchisee sales occur.

Technology fees—The Company may provide access to third-party or other proprietary technology solutions to the franchisees for a fee. The technology solution may include various software licenses for statistical tracking, scheduling, allowing club members to record their personal workout statistics, music and technology support. The Company bills and recognizes the technology fee as earned each month as the technology solution service is performed.

Transfer fees—Transfer fees are paid to the Company when one franchisee transfers a franchise agreement to a different franchisee. Transfer fees are recognized as revenue on a straight-line basis over the term of the new or assumed franchise agreement, unless the original franchise agreement for an existing studio is terminated, in which case the transfer fee is recognized immediately.

Training revenue—The Company provides coach training services either through direct training of the coaches who are hired by franchisees or by providing the materials and curriculum directly to the franchisees who utilize the materials to train their hired coaches. Direct training fees are recognized over time as training is provided. Training fees for materials and curriculum are recognized at the point in time of delivery of the materials.

The Company also offers coach training and final coach certification through online classes. Fees received by the Company for online class training are recognized as revenue over time for the 12-month period that the Company is obligated to provide access to the online training content.

Franchise marketing fund revenue—Franchisees are required to pay marketing fees of 2% of their gross sales. The marketing fees are collected by the Company on a monthly basis and are to be used for the advertising, marketing, market research, product development, public relations programs and materials deemed appropriate to benefit brands. The Company’s promise to provide the marketing services funded through the marketing fund is considered a component of the Company’s performance obligation to grant the franchise license. The Company bills and recognizes marketing fund fees as revenue each month as gross sales occur.

Equipment and merchandise revenue—

The following revenues are generated as a result of transactions with or related to the Company’s franchisees.

Equipment revenue—The Company sells authorized equipment to franchisees to be used in the franchised studios. Certain franchisees may prepay for equipment, and in that circumstance, the revenue is deferred until delivery. Equipment revenue is recognized when control of the equipment is transferred to the franchisee, which is at the point in time when delivery and installation of the equipment at the studio is complete.

Merchandise revenue—The Company sells branded and non-branded merchandise to franchisees for retail sales to customers at studios. For branded merchandise sales, the performance obligation is satisfied at the

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

point in time of shipment of the ordered branded merchandise to the franchisee. For such branded merchandise sales, the Company is the principal in the transaction as it controls the merchandise prior to it being delivered to the franchisee. The Company records branded merchandise revenue and related costs upon shipment on a gross basis. Customers have the right to return and/or receive credit for defective merchandise. Returns and credit for defective merchandise were insignificant for the years ended December 31, 2018, 2019 and 2020.

For certain non-branded merchandise sales, the Company earns a commission to facilitate the transaction between the franchisee and the supplier. For such non-branded merchandise sales, the Company is the agent in the transaction, facilitating the transaction between the franchisee and the supplier, as the Company does not obtain control of the non-branded merchandise during the order fulfillment process. The Company records non-branded merchandise commissions revenue at the time of shipment.

Other revenue—

Service revenue—Revenue from Company-owned studios has been very limited as the Company typically only owns a small number of studios and only for a short period of time pending the resale of the license to a franchisee. For Company-owned studios, the Company’s distinct performance obligation is to provide the fitness classes to the customer. The Company-owned studios sell memberships by individual class and by class packages. Revenue from the sale of classes and class packages for a specified number of classes are recognized over time as the customer attends and utilizes the classes. Revenues from the sale of class packages for an unlimited number of classes are recognized over time on a straight-line basis over the duration of the contract period.

On-demand revenue—The Company grants a subscriber access to an online hosted platform, which contains a library of web-based classes that is continually updated, through monthly or annual subscription packages. Revenue is recognized over time on a straight-line basis over the subscription period.

Other revenue—Through August 2018, the Company sold vouchers through third parties allowing up to four trial classes at local clubs operated by franchisees. The Company recognized revenue at the time the vouchers were redeemed, as third parties provided monthly reports detailing purchases and redemptions with submission of funds.

Additionally, the Company earns commission income from certain of its franchisees’ use of certain preferred vendors. In these arrangements, the Company is the agent as it is not primarily responsible for fulfilling the orders. Commissions are earned and recognized at the point in time the vendor ships the product to franchisees.

Sales taxes, value added taxes and other taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue. The Company elected to account for shipping and handling as activities to fulfill the promise to transfer the good. Therefore, shipping and handling fees that are billed to franchisees are recognized in revenue and the associated shipping and handling costs are recognized in cost of product sold as soon as control of the goods transfers to the franchisee.

Credit Losses—The Company’s accounts and notes receivable are recorded at net realizable value, which includes an appropriate allowance for estimated credit losses. The estimate of credit losses is based upon

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

historical bad debts, current receivable balances, age of receivable balances, the customer’s financial condition and current economic trends, all of which are subject to change. Actual uncollected amounts have historically been consistent with the Company’s expectations. The Company’s payment terms on its receivables from franchisees are generally 30 days.

The following table provides a reconciliation of the activity related to the Company’s accounts receivable, other receivables and notes receivable allowance for credit losses:

	Accounts receivable	Other receivables	Notes receivable	Total
Balance at January 1, 2018	$165	$—	$—	$165
Bad debt expense recognized during the year	99	—	676	775
Write-off of uncollectible amounts	(127)	—	—	(127)

Balance at December 31, 2018	137	—	676	813
Bad debt expense recognized during the year	228	429	1,299	1,956
Write-off of uncollectible amounts	(140)	—	—	(140)

Balance at December 31, 2019	225	429	1,975	2,629
Bad debt expense recognized during the year	2,685	—	81	2,766
Write-off of uncollectible amounts	(505)	—	(147)	(652)

Balance at December 31, 2020	$2,405	$429	$1,909	$4,743

Shipping and handling fees—Shipping and handling fees billed to customers are recorded in merchandise and equipment revenues. The costs associated with shipping goods to customers are included in costs of product revenue in the consolidated statements of operations.

Costs of franchise and service revenue—Costs of franchise and service revenue consists of commissions related to the signing of franchise agreements, travel and personnel expenses related to the on-site training provided to the franchisees, and expenses related to the purchase of the technology packages and the related monthly fees. Costs of franchise and service revenue excludes depreciation and amortization.

Costs of product revenue—Costs of product revenue consists of cost of equipment and merchandise and related freight charges. Costs of product revenue excludes depreciation and amortization.

Advertising costs—Advertising costs are expensed as incurred. Advertising costs are included in selling, general and administrative expense. For the years ended December 31, 2018, 2019 and 2020, the Company had approximately $4,825, $6,622 and $5,409, respectively, of advertising costs, including amounts spent in excess of marketing fund revenue.

Selling, general and administrative expenses—The Company’s selling, general and administrative (“SG&A”) expenses primarily consist of salaries and wages, sales and marketing expenses, professional and legal fees, occupancy expenses, management fees, travel expenses and conference expenses.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Marketing fund expenses—Marketing fund expenses are recognized as incurred, and any marketing fund expenditures in excess of marketing fund revenue are reclassified as SG&A expenses in the consolidated statements of operations.

Acquisition and transaction expenses (income)—Acquisition and transaction expenses (income) include costs directly related to the acquisition of businesses, which include expenditures for advisory, legal, valuation, accounting and similar services, in addition to amounts recorded for changes in contingent consideration (see Note 10).

Accrued expenses—Accrued expenses consisted of the following:

	December 31,
	2019	2020
Accrued compensation	$2,899	$2,351
Contingent consideration from acquisitions, current portion	9,737	3,229
Sales tax accruals	4,552	4,931
Other accruals	1,170	3,253

Total accrued expenses	$18,358	$13,764

Income taxes—As a single member limited liability company, the Company is considered a disregarded entity and the results of its operations are filed with the Parent’s federal and state income tax returns. As such, the Company itself is typically not subject to an income tax liability as the taxable income or loss of the Company is passed through to the Parent. Therefore, no liability for federal income taxes has been included in the consolidated financial statements. The Parent may require the Company to make distributions for tax purposes, as required to pay the tax liabilities of the Parent. There were no such distributions in 2018, 2019 or 2020.

The Company accounts for uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740. ASC Topic 740 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and required disclosures. The Company does not have any uncertain tax positions. The Company is required to pay an annual gross receipts fee and tax for its operations in California.

Comprehensive income—The Company does not have any components of other comprehensive income recorded within the consolidated financial statements and, therefore does not separately present a consolidated statement of comprehensive income in the consolidated financial statements.

Fair value measurements—ASC Topic 820, Fair Value Measurements and Disclosures, applies to all financial assets and financial liabilities that are measured and reported on a fair value basis and requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. ASC 820 establishes a valuation hierarchy for disclosures of the inputs to valuations used to measure fair value.

This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates and yield curves), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs that reflect assumptions about what market participants would use in pricing the asset or liability. These inputs would be based on the best information available, including the Company’s own data.

The Company’s financial instruments include cash, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and notes payable. The carrying amounts of these financial instruments are categorized within Level 1 of the fair value hierarchy due to the short-term nature of these balances and approximate their fair value due to their short maturities.

Recently adopted accounting pronouncements—

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company (“EGC”). The Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350).” This ASU simplifies the subsequent measurement of goodwill. The Financial Accounting Standards Board (“FASB”) eliminated the Step 2 analysis from the goodwill impairment test which is meant to reduce the cost and complexity of evaluating goodwill for impairment. The adoption of this new standard did not have a material impact on the consolidated financial statements or disclosures.

Recently issued accounting pronouncements—

Accounting for leases—In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This new topic, which supersedes “Leases (Topic 840),” applies to all entities that enter into a contract that is or contains a lease, with some specified scope exemptions. This new standard requires lessees to evaluate whether a lease is a finance lease using criteria similar to those a lessee uses under current accounting guidance to determine whether it has a capital lease. Leases that do not meet the criteria for classification as finance leases by a lessee are to be classified as operating leases.

Under the new standard, for each lease classified as an operating lease, lessees are required to recognize on the balance sheet: (i) a right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term; and (ii) a lease liability for the obligation to make lease payments over the lease term. Lessees can make an accounting policy election, by class of underlying asset, to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less as long as the leases do not include options to purchase the underlying assets that the lessee is reasonably certain to exercise. This standard also requires an entity to disclose key information (both qualitative and quantitative) about the entity’s leasing arrangements. Upon adoption, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

may elect to apply. Management is currently evaluating the impact of this new guidance on the consolidated financial statements.

In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842),” which defers the effective date of Leases (Topic 842) to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

Credit Losses—In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326).” The standard introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses and will apply to trade receivables. The new guidance will be effective for the Company’s annual and interim periods beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the standard on the consolidated financial statements.

Reference Rate Reform—In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the expected transition away from reference rates that are expected to be discontinued, such as LIBOR. ASU 2020-04 was effective upon issuance. The Company may elect to apply the guidance prospectively through December 31, 2022. The Company is currently evaluating the impact of the adoption of the standard on the consolidated financial statements.

Note 3—Acquisitions

The Company completed the following acquisitions which contain Level 3 fair value measurements related to the recognition of goodwill and intangibles.

Studios

During the year ended December 31, 2020, the Company entered into agreements with franchisees under which the Company repurchased a total of 18 studios to operate as company-owned studios. The aggregate purchase price for the acquisitions was $1,150, less $231 of net deferred revenue and deferred costs resulting in total purchase consideration of $919. The following summarizes the aggregate fair values of the assets acquired and liabilities assumed:

Property and equipment	$646
Reacquired franchise rights	158
Customer relationships	33
Goodwill	82

Total purchase price	$919

The fair value of reacquired franchise rights was based on the excess earnings method and are considered to have an approximate eight-year life. The fair value of customer relationships is based on the cost approach and are considered to have an approximate one-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. The goodwill created through the purchases is attributable to the assumed future value of the cash flows from the studios acquired. The acquisitions were not material to the results of operations of the Company.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

AKT

AKT Franchise, LLC (“AKT”) executed an asset purchase agreement with AKT inMotion Inc. (the “AKT Seller”) on March 22, 2018. The acquisition allowed the Company to expand its fitness franchise portfolio to include a dance-based cardio concept available for franchising, as well as support the Company’s growth into new states. The consideration paid for the acquisition was $2,150 of cash payments, $850 to be paid to the AKT Seller in three annual payments of approximately $283 recorded as a note payable, and 3,789.9 shares of the Parent’s Class A-1 shares totaling $1,012. In addition, there is an earn-out payable to the AKT Seller, which entitles the AKT Seller to 20% of future operating distributions of AKT, including the right to 20% of the fair market value received in a change of control, subject to distribution thresholds. The Company determined the fair value of the contingent consideration from the acquisition was zero as of March 22, 2018, as the distribution threshold had not been met. See Note 10 for additional information.

The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the date of the transaction. The following table summarizes the fair values of the assets acquired and liabilities assumed:

Goodwill	$3,376
Intangible assets	510

Total purchase price	$3,886

The consideration resulted in goodwill of $3,376, which consists largely of the synergies and economies of scale expected from combining the operations of AKT with the Company’s franchise servicing operations. The fair values, which are Level 3 measurements, of the recognizable intangible assets are comprised of trademarks and franchise agreements. The fair value of trademarks was estimated by the relief from royalty method and are considered to have a ten-year life. The fair value of the franchise agreements was based on the excess earnings method and are considered to have a ten-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved.

In connection with the acquisition, AKT has three annual payments of approximately $283 to be made on each anniversary of the acquisition. AKT used an implied interest rate, based on the Company’s borrowing rate of 8.5% to discount this future obligation. As such, at the acquisition date the Company recorded approximately $241 and $482 of other current liabilities and other long-term liabilities, respectively. The note accrues interest at the rate of 12% per annum if payment is not made within ten days of receipt of non-payment notice from the AKT Seller. The Company recognized approximately $46, $47 and $67 of interest expense related to this obligation for the years ended December 31, 2018, 2019 and 2020, respectively. At December 31, 2019 and 2020, the consideration payable, including accrued interest, was approximately $567 and $884 of notes payable current portion, and $250 and $0 of other liabilities, respectively, in the consolidated balance sheets.

The acquisition was not material to the results of operations of the Company.

Yoga Six

Yoga Six Franchise, LLC (“Yoga Six”) executed an asset purchase agreement with Yoga 6 Company, LLC (the “Yoga Six Seller”) on July 31, 2018. The acquisition allowed the Company to expand its fitness

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

franchise portfolio to include a yoga concept available for franchising, as well as support the Company’s growth into new states. The consideration paid for the acquisition included $3,000 of cash payments, 5,716.9 shares of the Parent’s Class A-1 shares totaling $1,535 and a $1,000 performance bonus payable (fair value of $879 at acquisition date) to the Yoga Six Seller, once the 50th franchise studio is operating, which terminates four years from the purchase date. The contingent consideration is measured at fair value using a probability weighted discounted cash flow analysis. Inputs include the probability of achievement, the projected payment date and discount rate used to present value the projected cash flows. See Note 10 for additional information.

The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair value as of the date of the transaction. The following table summarizes the fair values of the assets acquired and liabilities assumed:

Goodwill	$3,214
Intangible assets	2,200

Total purchase price	$5,414

The consideration resulted in goodwill of $3,214, which consists largely of the synergies and economies of scale expected from combining the operations of Yoga Six with the Company’s franchise servicing operations. The fair values, which are Level 3 measurements, of the recognizable intangible assets are comprised of trademarks and franchise agreements. The fair value of trademarks was estimated by the relief from royalty method and are considered to have a ten-year life. The fair value of the franchise agreements was based on the excess earnings method and are considered to have a ten-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved.

The acquisition was not material to the results of operations of the Company.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Pure Barre

The Parent executed a merger agreement to acquire Barre Holdco and its wholly owned subsidiaries (“Pure Barre”) on October 25, 2018, and the business was immediately contributed to the Company. The Company is considered the acquirer for purposes of purchase accounting as the Company financed the acquisition through cash and debt. The acquisition allowed the Company to expand its fitness franchise portfolio to include a dance-based concept available for franchising, as well as support the Company’s growth into new states. The consideration paid for the acquisition included approximately $14,370 of cash payments, 159,306.1 shares of the Parent’s Class A-3 shares totaling approximately $40,463 and assumed Pure Barre’s debt of approximately $52,691, which was then repaid. Tangible and intangible assets acquired were recorded based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. The following table summarizes the fair values of the assets acquired and liabilities assumed:

Current assets	$7,113
Property and equipment	277
Goodwill	43,584
Intangible assets	59,500
Other assets	190
Current liabilities assumed	(3,126)
Debt assumed	(52,691)
Other liabilities assumed	(14)

Total purchase price	54,833
Less: cash acquired	(4,721)

Total purchase price, net of cash acquired	$50,112

The consideration resulted in goodwill of $43,584, which consists largely of the synergies and economies of scale expected from combining the operations of Pure Barre with the Company’s franchise servicing operations. The fair values, which are Level 3 measurements, of the recognizable intangible assets are comprised of trademarks, franchise agreements and customer relationships. The fair value of trademarks was estimated by the relief from royalty method and are considered to have an indefinite life. The fair value of the franchise agreements was based on the excess earnings method and are considered to have a 7.5-year life. The fair value of customer relationships is based on the excess earnings method and are considered to have a one-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved.

The following table presents supplemental unaudited pro forma revenue and net loss for the year ended December 31, 2018 for the Pure Barre acquisition as if it had occurred on January 1, 2018 and was consolidated with the Company as of January 1, 2018. These amounts were calculated after applying the Company’s accounting policies, including the adoption of ASC 606, and were based upon available information at the time. For this analysis, the Company assumed that costs associated with the acquisition, including the amortization of intangible assets, were recognized as of January 1, 2018. Pre-acquisition revenue and net loss amounts for Pure Barre were derived from the books and records of Pure Barre prepared prior to the acquisition, are presented for

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

informational purposes only and do not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisition taken place as of January 1, 2018.

Revenue	$82,678
Net loss	$(45,975)

For the year ended December 31, 2018, the Company’s consolidated revenue and consolidated net loss included $5,643 and ($570), respectively, attributable to Pure Barre. Pro forma revenue and net loss information for acquisitions other than Pure Barre are not presented as these acquisitions are not individually, or in the aggregate, material to the results of operations of the Company.

Stride

Stride Franchise, LLC (“Stride”) executed an asset purchase agreement with Studio Tread, Inc., d/b/a Stride LA (the “Stride Seller”) on December 31, 2018. The acquisition allowed the Company to expand its fitness franchise portfolio to include a treadmill-based high-intensity interval training and strength concept available for franchising, as well as fund the Company’s growth into new states. The fair value of the acquisition consideration was $1,900 of cash payments, payable in two installments, a first installment of $1,150 and a second installment of $750. The first payment was made at the time of closing and the second payment was made on January 15, 2019. In addition, there were additional performance bonus payments aggregating $2,000. At the acquisition date, the Company recognized contingent consideration of $1,869 for the estimated fair value of the contingent payments. The contingent consideration was measured at estimated fair value using a probability weighted discounted cash flow analysis. These inputs include probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. See Note 10 for additional information.

The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair value as of the date of the transaction. The following table summarizes the fair values of the assets acquired and liabilities assumed:

Goodwill	$3,469
Intangible assets	300

Total purchase price	$3,769

The consideration resulted in goodwill of $3,469, which consists largely of the synergies and economies of scale expected from combining the operations of Stride with the Company’s franchise servicing operations. The fair values, which are Level 3 measurements, of the recognizable intangible assets are comprised of trademarks and franchise agreements. The fair value of trademarks was estimated by the relief from royalty method and are considered to have a ten-year life. The fair value of the franchise agreements was based on the excess earnings method and are considered to have a ten-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved.

The acquisition was not material to the results of operations of the Company.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

During the year ended December 31, 2018, the Company incurred $3,195 of transaction costs directly related to the acquisitions, which include expenditures for advisory, legal, valuation, accounting and similar services. These costs have been expensed and are included in acquisition and transaction expenses (income) in the consolidated statements of operations.

Goodwill and intangible assets recognized from these acquisitions are expected to be tax deductible.

Note 4—Contract Liabilities and Costs from Contracts with Customers

Contract liabilities—Contract liabilities consist of deferred revenue resulting from franchise fees, development fees and master franchise fees paid by franchisees, which are recognized over time on a straight-line basis over the franchise agreement term. Also included in the deferred revenue balance are non-refundable prepayments for merchandise and equipment, as well as revenues for training, service revenue and on-demand fees for which the associated products or services have not yet been provided to the customer. The Company classifies these contract liabilities as either current deferred revenue or non-current deferred revenue in the consolidated balance sheets based on the anticipated timing of delivery. The following table reflects the change in contract liabilities for the years ended December 31, 2018, 2019 and 2020:

	Franchise development fees	Equipment and other	Total
Balance at January 1, 2018	$14,114	$5,390	$19,504
Revenue recognized that was included in deferred revenue at the beginning of the year	(1,008)	(5,390)	(6,398)
Increase, excluding amounts recognized as revenue during the year	22,222	12,356	34,578

Balance at December 31, 2018	35,328	12,356	47,684
Revenue recognized that was included in deferred revenue at the beginning of the year	(3,519)	(12,356)	(15,875)
Increase, excluding amounts recognized as revenue during the year	40,550	10,464	51,014

Balance at December 31, 2019	72,359	10,464	82,823
Revenue recognized that was included in deferred revenue at the beginning of the year	(7,921)	(10,464)	(18,385)
Deferred revenue recorded as settlement in purchase accounting	(1,329)	—	(1,329)
Increase, excluding amounts recognized as revenue during the year	13,262	12,237	25,499

Balance at December 31, 2020	$76,371	$12,237	$88,608

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

The following table illustrates estimated revenue expected to be recognized in the future related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2020. The expected future recognition period for deferred franchise development fees related to unopened studios is based on management’s best estimate of the beginning of the franchise license term for those studios. The Company elected to not disclose sales and usage-based royalties, marketing fees and any other variable consideration recognized on an “as invoiced” basis.

Contract liabilities to be recognized in revenue in	Franchise development fees	Equipment and other	Total
2021	$5,499	$8,748	$14,247
2022	6,081	1,896	7,977
2023	7,425	1,593	9,018
2024	8,011	—	8,011
2025	8,107	—	8,107
Thereafter	41,248	—	41,248

	$76,371	$12,237	$88,608

The following table reflects the components of deferred revenue:

	December 31,
	2019	2020
Franchise and area development fees	$72,359	$76,371
Equipment and other	10,464	12,237

Total deferred revenue	82,823	88,608
Non-current portion of deferred revenue	68,001	74,361

Current portion of deferred revenue	$14,822	$14,247

Contract costs—Contract costs consist of deferred commissions resulting from franchise and area development sales by third-party and affiliate brokers and sales personnel. The total commission is deferred at the point of a franchise sale. The commissions are evenly split among the number of studios purchased under the development agreement and begin to be amortized when a subsequent franchise agreement is executed. The commissions are recognized on a straight-line basis over the initial ten-year franchise agreement term to align with the recognition of the franchise agreement or area development fees. The Company classifies these deferred contract costs as either current deferred costs or non-current deferred costs in the consolidated balance sheet. The associated expense is classified within costs of franchise and service revenue in the consolidated statements of operations. At December 31, 2019 and 2020, there were approximately $2,087 and $2,553 of current deferred costs and approximately $35,821 and $35,417 in non-current deferred costs, respectively. The Company recognized approximately $684, $2,454 and $4,234 in franchise sales commissions expense for the years ended December 31, 2018, 2019 and 2020, respectively.

Note 5—Notes Receivable

The Company has provided unsecured advances or extended financing related to the purchase of the Company’s equipment or franchise fees to various franchisees. These arrangements have terms of up to

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

18 months with interest typically based on LIBOR plus 700 basis points with an initial interest free period. The Company also provides loans to various franchisees through its relationship with Intensive Capital Inc. (“ICI”) (see Note 9 for additional information). The Company accrues the interest as an addition to the principal balance as the interest is earned. Activity related to these arrangements is presented within operating activities in the consolidated statements of cash flows.

The Company has also provided unsecured loans for the establishment of new or transferred franchise studios to various franchisees. These loans have terms of up to ten years and bear interest at fixed rates ranging from 7.75% to 15%, or variable rates based on LIBOR plus a specified margin. The Company accrues interest as an addition to the principal balance as the interest is earned. Activity related to these loans is presented within investing activities in the consolidated statements of cash flows.

At December 31, 2019 and 2020, the principal balance of the notes receivable was approximately $5,462 and $5,773, respectively. On a periodic basis, the Company evaluates its notes receivable balance and establishes an allowance for doubtful accounts, based on a number of factors, including evidence of the franchisee’s ability to comply with the terms of the notes, economic conditions and historical collections. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2019 and 2020, the Company has reserved approximately $1,975 and $1,909, respectively, as uncollectible notes receivable.

Note 6—Property and equipment

Property and equipment consisted of the following:

	December 31,
	2019	2020
Furniture and equipment	$2,942	$3,586
Computers and software	5,884	6,451
Vehicles	12	12
Leasehold improvements	6,058	6,478
Construction in progress	750	1,201
Less: accumulated depreciation	(1,659)	(4,034)

Total property and equipment	$13,987	$13,694

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was $661, $1,254 and $2,587, respectively.

Note 7—Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets acquired related to the original purchase of the various franchise businesses and acquisition of Company-owned studios. Goodwill is not amortized but is tested annually for impairment or more frequently if indicators of potential impairment exist. During the year ended December 31, 2020, there was an increase of $82 in previously reported goodwill due to the acquisitions of Company-owned studios as discussed in Note 3. Goodwill totals $139,598 and $139,680 at December 31, 2019 and 2020, respectively.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Intangible assets consisted of the following:

		December 31, 2019			December 31, 2020
	Amortization period (years)	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Trademarks	10	$1,420	$(230)	$1,190	$1,420	$(373)	$1,047
Franchise agreements	7.5—10	34,500	(7,256)	27,244	34,500	(11,498)	23,002
Reacquired franchise rights	7.5—8	—	—	—	158	(15)	143
Customer relationships	1	—	—	—	33	(26)	7
Non-compete agreement	5	1,400	(722)	678	1,400	(1,002)	398
Web design and domain	3—10	309	(157)	152	130	(44)	86
Deferred video production costs	3	152	(4)	148	1,150	(316)	834

Total definite-lived intangible assets		37,781	(8,369)	29,412	38,791	(13,274)	25,517
Indefinite-lived intangible assets:
Trademarks	N/A	72,607	—	72,607	72,607	—	72,607

Total intangible assets		$110,388	$(8,369)	$102,019	$111,398	$(13,274)	$98,124

Amortization expense for the years ended December 31, 2018, 2019 and 2020 was approximately $2,852, $5,132 and $5,064, respectively.

The anticipated future amortization expense of intangible assets is as follows:

Year ending December 31,
2021	$5,136
2022	4,799
2023	4,553
2024	4,413
2025	4,330
Thereafter	2,286

Total	$25,517

Note 8—Debt

On September 29, 2017, the Member obtained a five-year $55,000 term loan from a lender, along with a consortium of banks and other lenders (the “Facility”). The rights and obligations were then assigned to and assumed by the Company and St. Gregory Holdco, LLC (“STG”) a subsidiary of the Member immediately following the consummation of a related party recapitalization transaction. The Facility also included a $3,000 revolving credit line for general corporate purposes. On June 28, 2018, the Facility was amended to increase the term loan to $71,000 and the revolving credit line to $5,000. On October 25, 2018, the Facility was further amended to increase the aggregate available borrowings to $145,000, including a $10,000 revolving credit line, and to extend the maturity date to October 25, 2023.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

The Facility included an option to request an increase in the term loan commitments by an aggregate of $35,000, including up to $5,000 in revolving credit borrowings, subject to approval of the lenders and meeting certain quantitative financial covenants based on the most recent quarter and meeting minimum EBITDA levels on a trailing 12-month basis. Term loan borrowings under the additional commitments were to be used to fund capital expenditures, investments, permitted acquisitions or permitted dividends. The revolving credit borrowings were to be used for working capital and general corporate needs.

The total term loan and credit line outstanding under the Facility as of December 31, 2019 was $147,000 and $8,000, respectively. The debt was collateralized by substantially all of the Member’s assets, including assets of the Member’s subsidiaries. The Company and STG were jointly and severally liable for borrowings under the Facility. During 2018, the Company began servicing the STG portion of the debt and determined that STG did not have the ability to repay its portion of the loan. Therefore, the total outstanding debt was recognized in the consolidated financial statements as of December 31, 2019.

Borrowings under the term loan and revolving credit line carried an interest rate of LIBOR plus 6% (7.805% as of December 31, 2019). Interest was allocated to the Company and STG based on their respective amounts due through November 2018. In November 2018, the Company began paying all interest payments due for the STG portion of the debt.

The term loan required quarterly installments of 0.25% of the aggregate amount of Term A Loans through June 30, 2020, and 1.25% of the aggregate amount of Term A Loans each quarter thereafter, plus interest through the term of the loan, maturing October 25, 2023. The revolving credit line required interest only payments through the term of the loan, maturing October 25, 2023.

In December 2019, the Company entered into an amendment and waiver to the Facility. In connection with the amendment, the Company agreed to pay monthly fees of $500 beginning on February 1, 2020, increasing by $500 on the first of each subsequent month until the amounts outstanding under the Facility are repaid in full. In addition, the interest rate margin above LIBOR was to increase by 1% beginning on February 1, 2020, increasing by 1% on the first of each subsequent month until the amounts outstanding under the Facility were repaid in full. Further, installment payments on the Term A Loan were due in an amount equal to 1% of the aggregate amount of Term A Loans beginning on February 1, 2020. In addition, penalties of up to $1,500 were to be incurred if certain information was not provided on the respective due dates through February 2020. The lender was also entitled to purchase up to 1% of the Company’s equity through the issuance of warrants if the Facility had not been refinanced by April 1, 2020, and that right was to increase by 1% in each subsequent month until refinanced.

In February 2020, the Company entered into a further amendment to the Facility that required a $30,000 principal payment, which was paid in February 2020 with the proceeds from an equity contribution (see Note 9). The amendment also reverted to the prior quarterly installment payment schedule and amended the monthly fees beginning March 1, 2020 to $1,000, increasing to $2,000 on August 1, 2020. The required information was provided by the due date related to $1,000 of penalties imposed by the December 2019 amendment. In February 2020, the Company paid $500 in penalties.

On February 28, 2020, the Company obtained a five-year $185,000 term loan from a lender, along with a consortium of other lenders (the “2020 Facility”). The 2020 Facility also includes a $10,000 revolving credit facility. The 2020 Facility is collateralized by substantially all of the Company’s assets, including assets of the

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Company’s subsidiaries. The 2020 Facility has an interest rate based on a reference rate or LIBOR, plus an applicable margin (8.125% at December 31, 2020). The proceeds of the term loan were used to repay borrowings, interest and fees outstanding under the Facility, and a $1,000 prepayment penalty on the Facility. In addition, $18,833 of the proceeds were distributed to the Member in March 2020. Principal payments of $925 are due quarterly beginning on June 30, 2020, and excess payments are required if the Company’s cash flows exceed certain thresholds. As of December 31, 2020, the total amount available for borrowing was $5,982.

The 2020 Facility contains representations, conditions, covenants and events of default customary for similar facilities, including a total leverage ratio. As of December 31, 2020, the Company was in compliance with these covenants or had obtained a waiver for non-compliance. The 2020 Facility also includes certain restrictions including, among other things, restrictions on additional indebtedness, issuance of additional equity, payments or distributions to affiliates and entering into certain transactions with affiliates.

In April 2020, the Company received a loan in the amount of $3,665, pursuant to the Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration. The PPP is part of the Coronavirus Aid, Relief, and Economic Security Act, which provides for forgiveness of up to the full principal amount and accrued interest of qualifying loans guaranteed under the PPP. The loan matures April 17, 2022, bears interest at 1% per annum and requires no payments during the first 16 months from the date of the loan. As of December 31, 2020, the Company has applied for forgiveness of 100% of the loan.

The Company incurred debt issuance costs of $1,704, $205 and $5,158 in the years ended December 31, 2018, 2019 and 2020, respectively. Debt issuance cost amortization amounted to approximately $263, $526 and $3,096 for the years ended December 31, 2018, 2019 and 2020, respectively. Unamortized debt issuance costs as of December 31, 2019 and 2020 were $2,057 and $5,094, respectively, and are presented as a reduction to long-term debt in the consolidated balance sheets.

Principal payments on outstanding balances of long-term debt and the line of credit as of December 31, 2020 were as follows:

Year ending December 31,
2021	$5,795
2022	5,296
2023	3,700
2024	3,700
2025	168,400

Total	$186,891

The carrying value of the Company’s long-term debt and the line of credit approximated fair value as of December 31, 2019 and 2020 due to the variable interest rate, which is a Level 2 input, or proximity of debt issuance date to the balance sheet date.

Note 9—Related Party Transactions

The Company has numerous transactions with the Member and the Parent and its affiliates. The significant related party transactions consist of borrowings from and payments to the Member and other related parties under common control of the Parent.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

In September 2017, the Parent entered into a management services agreement with TPG Growth III Management, LLC (“TPG”), which was an affiliate of the Parent, to pay TPG an annual fee of $750 for management services provided to the Company. During the year ended December 31, 2018, the Company recorded $640 of management fees included within SG&A expenses, net of expenses allocated to STG, for services received from TPG, including reimbursement for reasonable out-of-pocket expenses. In June 2018, TPG assigned the management services agreement to H&W Investco Management LLC (“H&W Investco”), which is beneficially owned by a member of the Company’s board of directors. During the years ended December 31, 2018, 2019 and 2020, the Company recorded $206, $557 and $795, respectively, of management fees included within SG&A expenses, net of expenses allocated to STG, for services received from H&W Investco, including reimbursement for reasonable out-of-pocket expenses.

During the years ended December 31, 2018, 2019 and 2020, the Company recorded $9,337, $10,893 and $0, respectively, of deferred commission costs paid to affiliates of the Parent, which are being recognized over the initial ten-year franchise agreement terms.

During 2018, the Company recorded a reduction to Member’s equity of $31,298, representing the net amount of funds advanced to the Member, as the Company determined that the Member had no plan to repay these amounts in the foreseeable future. During 2019, the Company provided funds to STG aggregating $437 and recorded a corresponding reduction to member’s equity for this same amount. The aggregate receivable from the Parent at December 31, 2019 was $31,735, which was repaid in February 2020. During 2020, the Company provided additional net funds to STG aggregating $1,456 and recorded a corresponding reduction to member’s equity for this same amount. The aggregate receivable from the Parent at December 31, 2020 was $1,456.

In February 2020, the Member contributed $49,443 to the Company in satisfaction of the $32,157 ($31,735 at December 31, 2019) receivable with the remainder recorded as a contribution. The proceeds were used to make a $30,000 principal payment on the Company’s outstanding term loan (see Note 8), with the remainder available for unrestricted use by the Company. Also, in February 2020, the Company returned $19,443 of the contribution to the Member, which was recorded as a distribution. Also, in 2020, $53,760 of the proceeds from the borrowings under the 2020 Facility were forwarded to the Parent and recorded as a distribution. In August 2020, the Member contributed $10,000 to the Company, which was recorded as a contribution, the proceeds of which were used to repay the line of credit.

The Company’s Chief Executive Officer is the sole owner of ICI. ICI provides unsecured loans to the Company, which loans the funds to franchisees to purchase a franchise territory or to setup a studio. The Company records notes payable to ICI and notes receivable from the franchisees resulting from these transactions. The notes from ICI to the Company accrue interest at the time the loan is made, which is recorded as interest expense. The notes receivable begin to accrue interest 45 days after the issuance to the franchisee. At December 31, 2019 and 2020, the Company had recorded $221 and $94 of notes receivable and $225 and $86 of notes payable, respectively. The Company recognized $36, $48 and $13 of interest income and $78, $110 and $19 of interest expense, respectively, for the years ended December 31, 2018, 2019 and 2020. ICI also provides loans directly to franchisees. During the years ended December 31, 2018, 2019 and 2020, the Company made interest payments on these loans to ICI on behalf of the franchisees of approximately $0, $163 and $0, respectively, which is included in SG&A expenses in the consolidated statements of operations.

In September 2019, the Company entered into a building lease agreement with Von Karman Production LLC, which is owned by the Company’s Chief Executive Officer. Pursuant to the lease, the Company is

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

obligated to pay monthly rent of $25 for an initial lease term of five years expiring on August 31, 2024. During the years ended December 31, 2019 and 2020, the Company recorded expense related to this lease of $101 and $319, respectively, and paid a security deposit of $29 related to this lease during the year ended December 31, 2019.

The Company earns revenues and has accounts receivable and notes receivables from franchisees who are also shareholders of the Parent or officers of the Company. Revenues from these affiliates, primarily related to franchise revenue, marketing fund revenue and merchandise revenue, were $14, $1,329 and $666 for the years ended December 31, 2018, 2019 and 2020, respectively. Included in accounts receivable as of December 31, 2019 and 2020 is $146 and $9, respectively, for such sales. At December 31, 2019 and 2020, notes receivable from franchisees includes $0 and $135 and notes receivable from franchisees, net of current portion includes $2,091 and $2,093, respectively, related to financing provided to these affiliates.

Note 10—Contingencies and Litigation

Litigation—In August 2020, Get Kaisered Inc., Kaiser Fitness LLC and Anna Kaiser (collectively, the “Plaintiffs”) filed a complaint against the Company and the Member alleging, among other claims, breaches by the Company of an asset purchase agreement and a consulting agreement. The complaint seeks relief including monetary damages and injunctive relief. The Company intends to defend itself and a range of losses, if any, is not estimable. As a result, the Company has not recorded any liability for this matter in the consolidated balance sheets.

The Company is subject to normal and routine litigation brought by former or current employees, customers, franchisees, vendors, landlords or others. The Company intends to defend itself in any such matters. The Company believes that the ultimate determination of liability in connection with legal claims pending against it, if any, will not have a material adverse effect on its business, annual results of operations, liquidity or financial position; however, it is possible that the Company’s business, results of operations, liquidity or financial condition could be materially affected in a particular future reporting period by the unfavorable resolution of one or more matters or contingencies during such period. The Company accrued for estimated legal liabilities and has entered into certain settlement agreements to resolve legal disputes, and recorded $679, which is included in accrued expenses on the consolidated balance sheet as of December 31, 2020.

Contingent consideration from acquisitions—In connection with the 2017 acquisition of CycleBar from a then affiliate of the Member, the Company recorded contingent consideration of $4,390 for the estimated fair value of the contingent payment. Payment of additional consideration is contingent on CycleBar reaching two milestones based on a number of operating franchise studios and average monthly revenues by September 2022. The first milestone payout was $5,000 and the second milestone was $10,000. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. These inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. The Company recorded approximately $7,678, $922 and $706 of additional contingent consideration, of which $151, $754 and $706 was recorded as interest expense and $7,527, $168 and $0 as acquisition and transaction expenses (income), respectively, for the years ended December 31, 2018, 2019 and 2020.

In March 2020, the Parent entered into an agreement with the former owners of CycleBar, which (i) decreased the second milestone amount to $2,500, (ii) imposes interest at 10% per annum on the first and

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

second milestones beginning March 5, 2020 and April 2, 2020, respectively, and (iii) increases the interest rate to 14% on the first milestone if not paid prior to January 1, 2021. As a result, in March 2020, the Company recorded a reduction to the contingent consideration liability of $5,598 with an offsetting increase in Member’s equity. At December 31, 2019 and 2020, the contingent consideration was $5,000 and $0, respectively, recorded as accrued expenses, and $7,990 and $8,100 recorded as contingent consideration from acquisitions, respectively, on the consolidated balance sheets.

In connection with the 2017 acquisition of Row House, the Company agreed to pay to the sellers 20% of operational or change of control distributions, subject to distribution thresholds, until the date there is a change in control or liquidation of Row House. As of the purchase date, the Company determined the fair value was zero as the distribution threshold had not been met. During the year ended December 31, 2018, the Company recorded $2,349 of additional consideration which represents the fair value of the additional consideration based on the projected payment date, discounted at a rate of 8.5%. During the year ended December 31, 2019, the Company recorded $4,017 of additional contingent consideration, of which $197 and $3,820 was recorded as interest expense and acquisition and transaction expenses (income), respectively. During the year ended December 31, 2020, the Company recorded a reduction of $6,065 to contingent consideration, of which $215 and ($6,280) was recorded as interest expense and acquisition and transaction expenses (income), respectively. As of December 31, 2019 and 2020, contingent consideration totals approximately $6,365 and $300, respectively. The Company determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved.

In connection with the 2017 acquisition of Stretch Lab, the Company agreed to pay to the seller 20% of operational or change of control distributions, until the date there is a change of control or a liquidation of Stretch Lab. The Company determined the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. During the year ended December 31, 2018, the Company recorded contingent consideration of $1,676 which represents the fair value of the contingent consideration based on the projected payment date, discounted at a rate of 8.5%. The Company recorded $1,515 of additional contingent consideration, of which $10 and $1,505 was recorded as interest expense and acquisition and transaction expenses (income), respectively, for the year ended December 31, 2018. In September 2019, the Company entered into a settlement agreement with the Stretch Lab sellers to resolve disputes related to the acquisition and related agreements and to settle all amounts due under the contingent consideration. Under the terms of the settlement agreement, the Company took ownership of four Stretch Lab studios owned by the sellers, with a fair value of $532, and will make payments to the sellers aggregating $6,500. At December 31, 2019 and 2020, the liability was $2,750 and $1,979 recorded as accrued expenses and $1,685 and $0 as contingent consideration from acquisitions, respectively, on the consolidated balance sheets. The Company made an initial payment of $1,000 in September 2019, and the first quarterly payment of $688 in December 2019. Quarterly payments of $688 will continue through September 2021. The Company recognized the studio assets acquired and related liability under the settlement in September 2019. The studio assets were sold in September 2019 to third-party franchisees.

In connection with the 2018 acquisition of AKT, the Company agreed to pay the seller 20% of operational or change of control distributions, subject to distribution thresholds until the date there is a change of control or a liquidation of AKT. During the years ended December 31, 2019 and 2020, the Company recorded an increase of $4,460 and a reduction of $4,460, respectively, as acquisition and transaction expenses (income). As

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

of December 31, 2019 and 2020, contingent consideration totals $4,460 and $0, respectively, and is included in contingent consideration from acquisitions in the consolidated balance sheets. The Company determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved.

In connection with the 2018 acquisition of Yoga Six, the Company is obligated to make additional payments for purchase consideration if certain events occur. Payment of additional consideration is contingent on Yoga Six reaching a milestone of opening a number of franchise studios before the fourth anniversary of the purchase date. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. The inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. The Company recorded $30, $77 and $13 of additional contingent consideration as interest expense for the years ended December 31, 2018, 2019 and 2020, respectively. At December 31, 2019 and 2020, the contingent consideration payable was $987 and $1,000, respectively, and is included in accrued expenses in the consolidated balance sheets.

In connection with the 2018 acquisition of Stride, the Company initially recorded contingent consideration of $1,869 for the estimated fair value of the contingent payments. Payment of additional consideration was contingent on Stride reaching two milestones for opening franchise studios before the first anniversary of the purchase date. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. These inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. The contingent consideration agreement was modified in 2019 and 2020. Payments of additional consideration, as amended, are now contingent on Stride reaching milestones for opening two franchise studios and membership enrollments for such studios at various date through 2021. Due to the amendments, the Company determined that it was not probable that a portion of the consideration would be paid and reduced the accrual by $500 and $250 during the years ended December 31, 2019 and 2020, respectively. During the years ended December 31, 2019 and 2020, the Company recorded approximately $131 and $0, respectively, of additional contingent liability as interest expense and made payments of $500 for each of the years ended December 31, 2019 and 2020. At December 31, 2019 and 2020, the contingent consideration of $1,000 and $250, respectively, was recorded as accrued expenses in the consolidated balance sheets.

Leases—The Company has entered into various building space leases that are classified as operating leases, including one building lease with a related party (see Note 9). Total rent expense for the years ended December 31, 2018, 2019 and 2020 was $1,547, $2,658 and $3,133, respectively.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Future minimum lease payments at December 31, 2020 were as follows:

	Related- party lease	Third- party leases	Total
Year ending December 31,
2021	$312	$6,007	$6,319
2022	321	5,689	6,010
2023	331	5,633	5,964
2024	225	5,766	5,991
2025	—	5,427	5,427
Thereafter	—	16,865	16,865

Total	$1,189	$45,387	$46,576

Note 11—Equity Compensation

Phantom stock—

Club Pilates and CycleBar issued 13,158 and 165 phantom stock units, respectively, to certain employees that settle, or are expected to settle, with cash payments. The phantom stock units are awarded with vesting conditions that include a service period and/or performance targets and a change of control and are subject to certain forfeiture provisions prior to vesting. There was no expense recorded for the years ended December 31, 2018, 2019 and 2020 related to the phantom stock units as vesting is not considered probable. Upon a change in control, the Company will record the then fair market value of such awards. During the year ended December 31, 2020, the 165 phantom stock units issued by CycleBar were cancelled.

Profit interest units—

The Parent grants time-based and performance-based profit interest units to certain key employees of the Company and its subsidiaries. The Parent has 195,988.2 units authorized for grant. The fair value of the time-based grants is recognized as compensation expense over the vesting period (generally four years), with an increase to Member’s contribution in Member’s equity. The fair value of the time-based grants was calculated using a Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,
	2018	2019	2020
Risk free interest rate	2.27%—2.85%	1.55%—2.20%	0.15%
Weighted average volatility	42.30%	41.80%	39.6%
Dividend yield	—%	—%	—%
Expected terms (in years)(1)	2.25	1.62	1.31

(1)	The Company has limited historical information regarding the expected term. Accordingly, the Company determined the expected life of the units using the simplified method.

The profit interests have various distribution thresholds, which vary based on the date of grant. The weighted average distribution threshold for profit interests outstanding was $145.13 at December 31, 2020. At

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

December 31, 2020, the Company had $1,090 of unrecognized compensation expense expected to be recognized over a weighted average period of approximately 1.2 years for the time-based grants. For the years ended December 31, 2018, 2019 and 2020, compensation expense of $1,969, $2,064 and $1,751, respectively, was included within SG&A expenses.

The performance-based grants are awarded with vesting conditions based on performance targets connected to the value received from change of control of the Parent and are subject to certain forfeiture provisions prior to vesting. There was no expense recorded for the years ended December 31, 2018, 2019 and 2020 related to the performance-based awards as vesting is not considered to be probable. The Company will record the compensation expense when the performance targets are met. At December 31, 2020, the Company had $9,966 of unrecognized compensation expense related to the performance-based grants. Forfeitures are recorded in the period the forfeitures occur.

The following table summarizes the equity participation award activity:

	Performance-based profit interests		Time-based profit interests
	Number of units	Weighted average distribution threshold	Number of units	Weighted average distribution threshold
Outstanding at January 1, 2018	26,234.7	$92.98	26,234.8	$92.98
Issued	68,121.6	$178.57	43,821.9	$136.17
Vested	—		(14,327.2)	$115.77
Forfeited, expired, or canceled	—		—

Outstanding at December 31, 2018	94,356.3	$154.77	55,729.5	$121.08
Issued	25,937.6	$364.21	1,952.6	$327.84
Vested	—		(17,509.1)	$120.00
Forfeited, expired, or canceled	(2,761.6)	$135.00	(2,071.2)	$135.00

Outstanding at December 31, 2019	117,532.3	$201.49	38,101.8	$131.53
Issued	4,211.3	$244.46	4,211.3	$244.46
Vested	—		(19,920.4)	$140.12
Forfeited, expired, or canceled	—		—

Outstanding at December 31, 2020	121,743.6	$202.98	22,392.7	$145.13

Vested	—		—

Expected to vest	—		22,392.7	$145.13

Note 12—Employee Benefit Plan

The Company maintains the Xponential Fitness LLC 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”). Employees who have completed one month of service and have attained age 18 are eligible to participate in elective deferrals under the 401(k) Plan. Employees are eligible to participate for purposes of matching contributions upon completion of one year of service. On an annual basis, the Company will determine the formula for the discretionary matching contribution. In addition, the Company may make a discretionary nonelective contribution to the 401(k) Plan. During the years ended December 31, 2018, 2019 and 2020, the Company recorded expense for matching contributions to the 401(k) Plan of $32, $197 and $338, respectively.

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

Note 13—Member’s Equity

Member’s equity interest—As of December 31, 2019 and 2020, the Company had one class of membership interest which was held by the Member. Earnings per share data is not provided in the consolidated financial statements as the Company is a single-member limited liability company with only one unit.

Member’s contributions—As described in Note 3 and presented in the consolidated statements of changes to Member’s equity, during the year ended December 31, 2018, the Parent contributed shares to the Company which were used as part of the consideration to sellers for certain acquisitions. The consideration contributed totaled $43,010. To estimate the value for these contributions, the Company estimated the value of the Parent’s shares using Level 3 input factors including the fair value of the acquired entity, negotiated values with the sellers of the acquired entities, recent equity recapitalizations of the Parent, comparable industry transactions, adjusted EBITDA multiples ranging from 14.1 to 23.6 and the estimated fair value of the Company’s reporting units.

As described in Note 9, in February 2020, the Member contributed $49,443 to the Company, of which $32,157 was in satisfaction of the receivable from the Member and the remainder was a member’s contribution. Of this $49,443, $30,000 was used to paydown the principal on outstanding term loans under the Facility (see Note 8) with the remainder available for unrestricted use by the Company. Also, in February 2020, the Company returned $19,443 of the contribution to the Member, which was recorded as a distribution. Also, in 2020, $53,760 of the proceeds from the borrowings under the 2020 Facility were paid to the Parent and recorded as a distribution. In August 2020, the Member contributed $10,000 to the Company, which was recorded as a contribution, the proceeds of which were used to repay the line of credit.

Note 14—Subsequent Events

The Company has evaluated subsequent events through April 16, 2021, which is the date the consolidated financial statements were available to be issued.

In February 2021, the Company entered into an agreement with a franchisee to repurchase two studios. The purchase price for the studios was approximately $245, less approximately $10 of net deferred revenue and deferred costs resulting in total purchase consideration of approximately $235. The Company has not completed the allocation of the purchase price to the tangible and intangible assets acquired.

On March 24, 2021, the Company entered into a contribution agreement with Rumble Holdings LLC; Rumble Parent LLC and Rumble Fitness LLC (the “Selling Parties”) to acquire the franchise rights, brand, intellectual property and the rights to manage and license the “Rumble” franchise business. The Selling Parties are engaged in the business of operating fitness studios under the “Rumble” name which offer their customers boxing-inspired group fitness classes under the “Rumble” trade name, in addition to offering at home on-demand and live workouts on Rumble TV. The Company will also offer its customers related ancillary products and services related to this concept. The transaction terms include purchasing exclusive rights to establish and operate franchises under the “Rumble” trade name and use certain related assets for the purpose of establishing a franchise system. This acquisition is expected to enhance the Company’s franchise offerings and provide a platform for future growth, which the Company believes is complimentary to its portfolio of franchises. The Parent contributed 39,540.5 shares of the Parent’s Class A units, which were used to fund the acquisition. An additional 61,573.5 units may be contributed and issued to the Selling Parties if certain share prices are met, or if

XPONENTIAL FITNESS LLC (A WHOLLY OWNED SUBSIDIARY OF H&W FRANCHISE HOLDINGS, LLC)

Notes to Consolidated Financial Statements

(amounts in thousands, except share and unit amounts)

the Company or the Parent has a change of control. The Company is unable to provide the preliminary estimated fair values of the Parent’s Class A units, the assets acquired and liabilities assumed as of the acquisition date as it has not yet completed its analysis. In connection with the contribution agreement, the Parent agreed to provide up to $20,000 in debt financing to the Selling Parties. On March 24, 2021, the 2020 Facility was amended to provide for additional term loans in an amount up to $10,600, which amount was borrowed and the proceeds distributed to the Parent to fund a note payable from the Selling Parties to the Parent under this $20,000 debt financing obligation. Quarterly principal payments of $53 on the additional term loans will be due beginning June 30, 2021.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Condensed Consolidated Balance Sheets

(Unaudited)

(amounts in thousands)

	December 31, 2020	March 31, 2021
Assets
Current Assets:
Cash, cash equivalents and restricted cash	$11,299	$7,350
Accounts receivable, net (Note 9)	5,196	6,474
Inventories	6,161	5,731
Prepaid expenses and other current assets	5,480	6,465
Deferred costs, current portion	3,281	3,363
Notes receivable from franchisees, net (Note 9)	1,288	1,308

Total current assets	32,705	30,691

Property and equipment, net	13,694	13,621
Goodwill	139,680	147,863
Intangible assets, net	98,124	109,537
Deferred costs, net of current portion	35,445	35,856
Notes receivable from franchisees, net of current portion (Note 9)	2,576	2,464
Other assets	614	615

Total assets	$322,838	$340,647

Liabilities and Member’s Equity
Current Liabilities:
Accounts payable	$18,339	$15,989
Accrued expenses (Note 9)	13,764	13,332
Deferred revenue, current portion	14,247	16,155
Notes payable (Note 9)	970	993
Current portion of long-term debt	5,795	7,236
Other current liabilities	1,804	1,869

Total current liabilities	54,919	55,574

Deferred revenue, net of current portion	74,361	77,436
Contingent consideration from acquisitions (Note 10)	8,399	8,756
Long-term debt, net of current portion and issuance costs	176,002	184,344
Other liabilities	4,408	4,431

Total liabilities	318,089	330,541

Commitments and contingencies (Note 10)

Member’s equity:
Member’s contribution	113,697	123,802
Receivable from Member (Note 9)	(1,456)	(1,454)
Accumulated deficit	(107,492)	(112,242)

Total member’s equity	4,749	10,106

Total liabilities and member’s equity	$322,838	$340,647

See accompanying notes to condensed consolidated financial statements.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Condensed Consolidated Statements of Operations

(Unaudited)

(amounts in thousands)

	Three Months Ended March 31,
	2020	2021
Revenue, net:
Franchise revenue	$14,847	$13,755
Equipment revenue	6,735	4,066
Merchandise revenue	5,064	4,232
Franchise marketing fund revenue	2,697	2,483
Other service revenue	2,444	4,529

Total revenue, net	31,787	29,065
Operating costs and expenses:
Costs of product revenue	8,098	5,344
Costs of franchise and service revenue	2,082	2,319
Selling, general and administrative expenses (Note 9)	11,873	16,602
Depreciation and amortization	1,814	2,055
Marketing fund expense	2,585	2,616
Acquisition and transaction expenses (income)	(774)	350

Total operating costs and expenses	25,678	29,286

Operating income (loss)	6,109	(221)
Other (income) expense:
Interest income	(90)	(95)
Interest expense (Note 9)	7,986	4,423

Total other expense	7,896	4,328

Loss before income taxes	(1,787)	(4,549)
Income taxes	162	201

Net loss	$(1,949)	$(4,750)

See accompanying notes to condensed consolidated financial statements.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Condensed Consolidated Statements of Changes to Member’s Equity

(Unaudited)

(amounts in thousands)

	Member’s Contribution	Receivable from Member	Accumulated Deficit	Total Member’s Equity
Balance at December 31, 2019	$152,265	$(31,735)	$(93,852)	$26,678
Equity based compensation	418	—	—	418
Member contributions	22,884	—	—	22,884
Distributions to Member	(73,203)	—	—	(73,203)
Payment received from Member, net	—	30,279	—	30,279
Net loss	—	—	(1,949)	(1,949)

Balance at March 31, 2020	$102,364	$(1,456)	$(95,801)	$5,107

	Member’s Contribution	Receivable from Member	Accumulated Deficit	Total Member’s Equity
Balance at December 31, 2020	$113,697	$(1,456)	$(107,492)	$4,749
Equity based compensation	222	—	—	222
Parent contribution of Rumble assets	20,483	—	—	20,483
Distributions to Member	(10,600)	—	—	(10,600)
Payment received from Member, net	—	2	—	2
Net loss	—	—	(4,750)	(4,750)

Balance at March 31, 2021	$123,802	$(1,454)	$(112,242)	$10,106

See accompanying notes to condensed consolidated financial statements.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(amounts in thousands)

	Three Months Ended March 31,
	2020	2021
Cash flows from operating activities:
Net loss	$(1,949)	$(4,750)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,814	2,055
Amortization of debt issuance cost	2,255	311
Change in contingent consideration from acquisitions	(774)	120
Bad debt expense (recovery)	42	(105)
Equity based compensation	418	222
Non-cash interest	312	226
Gain from disposal of assets	(2)	—
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	738	(1,173)
Inventories	(293)	430
Prepaid expenses and other current assets	(1,975)	(985)
Deferred costs	(1,830)	(533)
Notes receivable, net	171	168
Accounts payable	(2,418)	(1,797)
Accrued expenses	(1,416)	491
Accrued related party interest	8	—
Other current liabilities	(422)	65
Deferred revenue	6,262	5,033
Other assets	—	(1)
Other liabilities	29	23

Net cash provided by (used in) operating activities	970	(200)
Cash flows from investing activities:
Purchases of property and equipment	(574)	(1,125)
Purchase of studios	—	(245)
Proceeds from sale of company-owned studios	50	—
Purchase of intangible assets	—	(288)
Notes receivable	(450)	9

Net cash used in investing activities	(974)	(1,649)
Cash flows from financing activities:
Payments on line of credit	(8,000)	—
Borrowings from long-term debt	185,000	10,600
Payments on long-term debt	(146,444)	(925)
Debt issuance costs	(4,998)	(212)
Payment of contingent consideration	(687)	(964)
Member contributions	17,286	—
Distributions to Member	(73,203)	(10,600)
Receipts from (advances to) Member, net (Note 9)	30,279	1
Receipts from (advances to) affiliates, net (Note 9)	2	—

Net cash used in financing activities	(765)	(2,100)

Decrease in cash, cash equivalents and restricted cash	(769)	(3,949)
Cash, cash equivalents and restricted cash, beginning of period	9,339	11,299

Cash, cash equivalents and restricted cash, end of period	$8,570	$7,350

Supplemental cash flow information:
Interest paid	$5,455	$3,810
Income taxes paid	159	49
Noncash investing and financing activity:
Capital expenditures accrued	$345	$552
Contingent consideration converted to Member contribution	5,598	—
Parent contribution of Rumble assets	—	20,483

See accompanying notes to condensed consolidated financial statements.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

Note 1 – Nature of Business and Operations

Xponential Fitness LLC (the “Company”) was formed on August 11, 2017 as a Delaware limited liability company for the sole purpose of franchising fitness brands in several verticals within the boutique fitness industry. The Company is a wholly owned subsidiary of Xponential Intermediate Holdings, LLC (“Member”), which was formed on February 24, 2020, and ultimately, H&W Franchise Holdings, LLC (“Parent”). Prior to the formation of the Member, the Company was a wholly owned subsidiary of H&W Franchise Intermediate Holdings, LLC.

Currently, the Company’s portfolio of nine brands includes: “Club Pilates,” a Pilates facility franchisor; “CycleBar,” a premier indoor cycling franchise; “Stretch Lab,” a fitness concept offering one-on-one assisted stretching services; “Row House,” a rowing concept that provides an effective and efficient workout centered around the sport of rowing; “Yoga Six,” a yoga concept that concentrates on connecting to one’s body in a way that is energizing; “AKT” and “Pure Barre,” which are dance-based concepts that provide a combination of personal training and movement based techniques; “Stride,” a running concept that offers treadmill-based high-intensity interval training and strength-training; and “Rumble,” a boxing concept that offers boxing-inspired group fitness classes, which was acquired on March 24, 2021. The Company, through its brands, licenses its proprietary systems to franchisees who in turn operate studios to promote training and instruction programs to their club members within each vertical. In addition to franchised studios, the Company operated seven and 49 Company-owned studios as of March 31, 2020 and 2021, respectively.

Basis of presentation – The Company’s condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). In the opinion of management, the Company has made all adjustments necessary to present fairly the condensed consolidated statements of operations, balance sheets, changes in member’s equity, and cash flows for the periods presented. Such adjustments are of a normal, recurring nature. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related Notes included in the Company’s 2020 consolidated financial statements. Interim results of operations are not necessarily indicative of results of operations to be expected for a full year.

On March 24, 2021, the Company acquired the rights to franchise the Rumble concept and has included the results of operations of Rumble in its condensed consolidated statement of operations from that date forward. See Note 3 for additional information.

Principles of consolidation – The Company’s consolidated financial statements include the accounts of its wholly owned subsidiaries Club Pilates Franchise, LLC; CycleBar Holdco, LLC; Stretch Lab Franchise, LLC; Row House Franchise, LLC; Yoga Six Franchise, LLC; AKT Franchise, LLC; PB Franchising, LLC; Stride Franchise, LLC; and Rumble Franchise, LLC. All intercompany transactions have been eliminated in consolidation.

Use of estimates – The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

Note 2 – Summary of Significant Accounting Policies

Segment information –The Company operates in one operating segment. During the three months ended March 31, 2020 and 2021, the Company did not generate material international revenues and as of December 31, 2020 and March 31, 2021, the Company did not have material assets located outside of the United States.

Cash, cash equivalents and restricted cash – The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company has marketing fund restricted cash, which can only be used for activities that promote the Company’s brands. Restricted cash was $999 and $1,030 at December 31, 2020 and March 31, 2021, respectively.

Accounts receivable and allowance for doubtful accounts – Accounts receivable primarily consist of amounts due from franchisees and vendors. These receivables primarily relate to royalties, advertising contributions, equipment and product sales, training, vendor commissions and other miscellaneous charges. Receivables are unsecured; however, the franchise agreements provide the Company the right to withdraw funds from the franchisee’s bank account or to terminate the franchise for nonpayment. On a periodic basis, the Company evaluates its accounts receivable balance and establishes an allowance for doubtful accounts based on a number of factors, including evidence of the franchisee’s ability to comply with credit terms, economic conditions and historical receivables. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2020 and March 31, 2021, the allowance for doubtful accounts was $2,405 and $2,238, respectively.

Deferred offering costs – Deferred offering costs, primarily consisting of legal, accounting and other fees relating to the Company’s initial public offering, are capitalized. These costs will be offset against the initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, all deferred costs will be expensed. As of December 31, 2020 and March 31, 2021, the Company had capitalized $4,429 and $4,905, respectively, of deferred offering costs, which are recorded in prepaid expenses and other current assets in the condensed consolidated balance sheets.

Accrued expenses – Accrued expenses consisted of the following:

	December 31,	March 31,
	2020	2021
Accrued compensation	$2,351	$3,306
Contingent consideration from acquisitions, current portion	3,229	2,307
Sales tax accruals	4,931	4,981
Other accruals	3,253	2,738

Total accrued expenses	$13,764	$13,332

Comprehensive income – The Company does not have any components of other comprehensive income recorded within the consolidated financial statements and, therefore does not separately present a consolidated statement of comprehensive income in the condensed consolidated financial statements.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

Fair value measurements – ASC Topic 820, Fair Value Measurements and Disclosures, applies to all financial assets and financial liabilities that are measured and reported on a fair value basis and requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. ASC 820 establishes a valuation hierarchy for disclosures of the inputs to valuations used to measure fair value.

This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates and yield curves), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs that reflect assumptions about what market participants would use in pricing the asset or liability. These inputs would be based on the best information available, including the Company’s own data.

The Company’s financial instruments include cash, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and notes payable. The carrying amounts of these financial instruments approximates fair value due to their short maturities.

Recently issued accounting pronouncements –

Accounting for leases – In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This new topic, which supersedes “Leases (Topic 840),” applies to all entities that enter into a contract that is or contains a lease, with some specified scope exemptions. This new standard requires lessees to evaluate whether a lease is a finance lease using criteria similar to those a lessee uses under current accounting guidance to determine whether it has a capital lease. Leases that do not meet the criteria for classification as finance leases by a lessee are to be classified as operating leases.

Under the new standard, for each lease classified as an operating lease, lessees are required to recognize on the balance sheet: (i) a right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term; and (ii) a lease liability for the obligation to make lease payments over the lease term. Lessees can make an accounting policy election, by class of underlying asset, to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less as long as the leases do not include options to purchase the underlying assets that the lessee is reasonably certain to exercise. This standard also requires an entity to disclose key information (both qualitative and quantitative) about the entity’s leasing arrangements. Upon adoption, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. Management is currently evaluating the impact of this new guidance on the consolidated financial statements.

In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842),” which defers the effective date of Leases (Topic 842) to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

Credit Losses – In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326).” The standard introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses and will apply to trade receivables. The new guidance will be effective for the Company’s annual and interim periods beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the standard on the consolidated financial statements.

Reference Rate Reform – In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the expected transition away from reference rates that are expected to be discontinued, such as LIBOR. ASU 2020-04 was effective upon issuance. The Company may elect to apply the guidance prospectively through December 31, 2022. The Company is currently evaluating the impact of the adoption of the standard on the consolidated financial statements.

Note 3 – Acquisitions

The Company completed the following acquisitions which contain Level 3 fair value measurements related to the recognition of goodwill and intangibles.

Studios

In February 2021, the Company entered into an agreement with a franchisee under which the Company repurchased two studios to operate as company-owned studios. The aggregate purchase price for the acquisition was $245, less $10 of net deferred revenue and deferred costs resulting in total purchase consideration of $235. The following summarizes the aggregate fair values of the assets acquired and liabilities assumed:

Property and equipment	$71
Reacquired franchise rights	164

Total purchase price	$235

The fair value of reacquired franchise rights was based on the excess earnings method and are considered to have an approximate eight-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. The acquisition was not material to the results of operations of the Company.

Rumble

On March 24, 2021, the Parent entered into a contribution agreement with Rumble Holdings LLC; Rumble Parent LLC and Rumble Fitness LLC (the “Selling Parties”) to acquire the franchise rights, brand, intellectual property and the rights to manage and license the “Rumble” franchise business. The Parent issued 39,540.5 shares of the Parent’s Class A units, which were used to fund the acquisition, and are subject to forfeiture if certain events occur. An additional 61,573.5 units were issued to the Selling Parties, which units vest if certain share prices are met, or if the Company or the Parent has a change of control. In connection with the contribution agreement, the Parent agreed to provide up to $20,000 in debt financing to the Selling Parties. See Note 8 for additional information. The Parent contributed all assets acquired from the Selling Parties to the Company. The

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

fair value of all the Parent’s Class A units issued to the Selling Parties was determined to be $20,483 and is a Level 3 measurement. The Company estimated the value of the Parent’s shares using Level 3 input factors including the fair value of the acquired entity, negotiated values with the sellers of the acquired entity, recent equity recapitalizations of the Parent, comparable industry transactions, adjusted EBITDA multiples ranging from 15 to 18 and the estimated fair value of the Company’s reporting units.

The Selling Parties are engaged in the business of operating fitness studios under the “Rumble” name which offer their customers boxing-inspired group fitness classes under the “Rumble” trade name, in addition to offering at home on-demand and live workouts on Rumble TV. The Company will also offer its customers related ancillary products and services related to this concept. The transaction terms include purchasing exclusive rights to establish and operate franchises under the “Rumble” trade name and use certain related assets for the purpose of establishing a franchise system. This acquisition is expected to enhance the Company’s franchise offerings and provide a platform for future growth, which the Company believes is complimentary to its portfolio of franchises.

The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired to be recorded at their respective fair value as of the date of the transaction. The Company determined the preliminary estimated fair values after review and consideration of relevant information as of the acquisition date, including discounted cash flows, quoted market prices and estimates made by management. The fair values assigned to tangible and intangible assets acquired are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is received. We expect to finalize the valuation as soon as practicable, but not later than one year from the acquisition date. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed:

Goodwill	$8,183
Franchise agreements	10,900
Trademark	1,400

Total purchase price	$20,483

The consideration resulted in goodwill of $8,183, which consists largely of the synergies and economies of scale expected from combining the assets of Rumble with the Company’s franchise servicing operations. The fair values, which are Level 3 measurements, of the recognizable intangible assets are comprised of trademarks and franchise agreements. The fair value of trademarks was estimated by the relief from royalty method and are considered to have a ten-year life. The fair value of the franchise agreements was based on the excess earnings method and are considered to have a ten-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved. The acquisition was not material to the results of operations of the Company.

Goodwill and intangible assets recognized from this acquisition are not expected to be tax deductible.

During the three months ended March 31, 2021, the Company incurred $229 of transaction costs directly related to the acquisitions, which is included in acquisition and transaction expenses in the condensed consolidated statements of operations.

Note 4 – Contract Liabilities and Costs from Contracts with Customers

Contract liabilities – Contract liabilities consist of deferred revenue resulting from franchise fees, development fees and master franchise fees paid by franchisees, which are recognized over time on a straight-line basis over

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

the franchise agreement term. The Company also receives upfront payments from vendors under agreements that give the vendors access to franchisees’ members to provide certain services to the members (“brand fees”). Revenue from the upfront payments is recognized on a straight-line basis over the agreement term and is reported in other service revenue. Also included in the deferred revenue balance are non-refundable prepayments for merchandise and equipment, as well as revenues for training, service revenue and on-demand fees for which the associated products or services have not yet been provided to the customer. The Company classifies these contract liabilities as either current deferred revenue or non-current deferred revenue in the condensed consolidated balance sheets based on the anticipated timing of delivery. The following table reflects the change in franchise development and brand fee contract liabilities for the three months ended March 31, 2021. Other deferred revenue amounts of $9,441 are excluded from the table as the original expected duration of the contracts is one year or less.

	Franchise development fees	Brand fees	Total
Balance at December 31, 2020	$76,371	$5,385	$81,756
Revenue recognized that was included in deferred revenue at the beginning of the year	(2,152)	(474)	(2,626)
Deferred revenue recorded as settlement in purchase accounting	(155)	—	(155)
Increase, excluding amounts recognized as revenue during the year	5,175	—	5,175

Balance at March 31, 2021	$79,239	$4,911	$84,150

The following table illustrates estimated revenue expected to be recognized in the future related to performance obligations that were unsatisfied (or partially unsatisfied) as of March 31, 2021. The expected future recognition period for deferred franchise development fees related to unopened studios is based on management’s best estimate of the beginning of the franchise license term for those studios. The Company elected to not disclose short term contracts, sales and usage-based royalties, marketing fees and any other variable consideration recognized on an “as invoiced” basis.

Contract liabilities to be recognized in revenue in	Franchise development fees	Brand fees	Total
Remainder of 2021	$3,347	$1,422	$4,769
2022	6,583	1,896	8,479
2023	7,927	1,593	9,520
2024	8,513	—	8,513
2025	8,609	—	8,609
Thereafter	44,260	—	44,260

	$79,239	$4,911	$84,150

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

The following table reflects the components of deferred revenue:

	December 31,	March 31,
	2020	2021
Franchise and area development fees	$76,371	$79,239
Brand fees	5,385	4,911
Equipment and other	6,852	9,441

Total deferred revenue	88,608	93,591
Non-current portion of deferred revenue	74,361	77,436

Current portion of deferred revenue	$14,247	$16,155

Contract costs – Contract costs consist of deferred commissions resulting from franchise and area development sales by third-party and affiliate brokers and sales personnel. The total commission is deferred at the point of a franchise sale. The commissions are evenly split among the number of studios purchased under the development agreement and begin to be amortized when a subsequent franchise agreement is executed. The commissions are recognized on a straight-line basis over the initial ten-year franchise agreement term to align with the recognition of the franchise agreement or area development fees. The Company classifies these deferred contract costs as either current deferred costs or non-current deferred costs in the condensed consolidated balance sheet. The associated expense is classified within costs of franchise and service revenue in the condensed consolidated statements of operations. At December 31, 2020 and March 31, 2021, there were approximately $2,553 and $2,780 of current deferred costs and approximately $35,417 and $35,838 in non-current deferred costs, respectively. The Company recognized approximately $913 and $1,009 in franchise sales commissions expense for the three months ended March 31, 2020 and 2021, respectively.

Note 5 – Notes Receivable

The Company has provided unsecured advances or extended financing related to the purchase of the Company’s equipment or franchise fees to various franchisees. These arrangements have terms of up to 18 months with interest typically based on LIBOR plus 700 basis points with an initial interest free period. The Company also provides loans to various franchisees through its relationship with Intensive Capital Inc. (“ICI”) (see Note 9 for additional information). The Company accrues the interest as an addition to the principal balance as the interest is earned. Activity related to these arrangements is presented within operating activities in the condensed consolidated statements of cash flows.

The Company has also provided unsecured loans for the establishment of new or transferred franchise studios to various franchisees. These loans have terms of up to ten years and bear interest at fixed rates ranging from 7.75% to 15%, or variable rates based on LIBOR plus a specified margin. The Company accrues interest as an addition to the principal balance as the interest is earned. Activity related to these loans is presented within investing activities in the consolidated statements of cash flows.

At December 31, 2020 and March 31, 2021, the principal balance of the notes receivable was approximately $5,773 and $5,681, respectively. On a periodic basis, the Company evaluates its notes receivable balance and establishes an allowance for doubtful accounts, based on a number of factors, including evidence of the franchisee’s ability to comply with the terms of the notes, economic conditions and historical collections. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2020 and March 31, 2021, the Company has reserved approximately $1,909 as uncollectible notes receivable.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

Note 6 – Property and equipment

Property and equipment consisted of the following:

	December 31,	March 31,
	2020	2021
Furniture and equipment	$3,586	$3,612
Computers and software	6,451	7,671
Vehicles	12	12
Leasehold improvements	6,478	6,478
Construction in progress	1,201	599
Less: accumulated depreciation	(4,034)	(4,751)

Total property and equipment	$13,694	$13,621

Depreciation expense for the three months ended March 31, 2020 and 2021 was $615 and $716, respectively.

Note 7 – Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets acquired related to the original purchase of the various franchise businesses and acquisition of Company-owned studios. Goodwill is not amortized but is tested annually for impairment or more frequently if indicators of potential impairment exist. During the three months ended March 31, 2021, there was an increase of $8,183 in previously reported goodwill due to the acquisition of Rumble as discussed in Note 3. Goodwill totals $139,680 and $147,863 at December 31, 2020 and March 31, 2021, respectively.

Intangible assets consisted of the following:

		December 31, 2020			March 31, 2021
	Amortization period (years)	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Trademarks	4 – 10	$1,420	$(373)	$1,047	$2,825	$(408)	$2,417
Franchise agreements	7.5 – 10	34,500	(11,498)	23,002	45,400	(12,567)	32,833
Reacquired franchise rights	7.5 – 8	158	(15)	143	322	(18)	304
Customer relationships	1	33	(26)	7	33	(33)	—
Non-compete agreement	5	1,400	(1,002)	398	1,400	(1,072)	328
Web design and domain	3 – 10	130	(44)	86	130	(51)	79
Deferred video production costs	3	1,150	(316)	834	1,433	(464)	969

Total definite-lived intangible assets		38,791	(13,274)	25,517	51,543	(14,613)	36,930
Indefinite-lived intangible assets:
Trademarks	N/A	72,607	—	72,607	72,607	—	72,607

Total intangible assets		$111,398	$(13,274)	$98,124	$124,150	$(14,613)	$109,537

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

Amortization expense for the three months ended March 31, 2020 and 2021 was approximately $1,212 and $1,339, respectively.

The anticipated future amortization expense of intangible assets is as follows:

Remainder of 2021	$4,864
2022	6,129
2023	5,869
2024	5,673
2025	5,578
Thereafter	8,817

Total	$36,930

Note 8 – Debt

On September 29, 2017, the Member obtained a five-year $55,000 term loan from a lender, along with a consortium of banks and other lenders (the “Facility”). The rights and obligations were then assigned to and assumed by the Company and St. Gregory Holdco, LLC (“STG”) a subsidiary of the Member immediately following the consummation of a related party recapitalization transaction. The Facility also included a $3,000 revolving credit line for general corporate purposes. On June 28, 2018 and October 25, 2018, the Facility was amended to increase the aggregate available borrowings to $145,000, including a $10,000 revolving credit line, and to extend the maturity date to October 25, 2023. The debt was collateralized by substantially all of the Member’s assets, including assets of the Member’s subsidiaries. Borrowings under the term loan and revolving credit line carried an interest rate of LIBOR plus 6%.

The term loan required quarterly installments of 0.25% of the aggregate amount of Term A Loans through June 30, 2020, and 1.25% of the aggregate amount of Term A Loans each quarter thereafter, plus interest through the term of the loan, maturing October 25, 2023. The revolving credit line required interest only payments through the term of the loan, maturing October 25, 2023.

In December 2019, the Company entered into an amendment and waiver to the Facility. In connection with the amendment, the Company agreed to pay monthly fees of $500 beginning on February 1, 2020, increasing by $500 on the first of each subsequent month until the amounts outstanding under the Facility were repaid in full. In addition, the interest rate margin above LIBOR was to increase by 1% beginning on February 1, 2020, increasing by 1% on the first of each subsequent month until the amounts outstanding under the Facility were repaid in full. Further, installment payments on the Term A Loan were due in an amount equal to 1% of the aggregate amount of Term A Loans beginning on February 1, 2020. In addition, penalties of up to $1,500 were to be incurred if certain information was not provided on the respective due dates through February 2020. The lender was also entitled to purchase up to 1% of the Company’s equity through the issuance of warrants if the Facility had not been refinanced by April 1, 2020, and that right was to increase by 1% in each subsequent month until refinanced.

In February 2020, the Company entered into a further amendment to the Facility that required a $30,000 principal payment, which was paid in February 2020 with the proceeds from an equity contribution (see Note 11). The amendment also reverted to the prior quarterly installment payment schedule and amended the monthly fees beginning March 1, 2020 to $1,000, increasing to $2,000 on August 1, 2020. The required information was provided by the due date related to $1,000 of penalties imposed by the December 2019 amendment. In February 2020, the Company paid $500 in penalties.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

On February 28, 2020, the Company obtained a five-year $185,000 term loan from a lender, along with a consortium of other lenders (the “2020 Facility”). The 2020 Facility also includes a $10,000 revolving credit facility. The 2020 Facility is collateralized by substantially all of the Company’s assets, including assets of the Company’s subsidiaries. The 2020 Facility has an interest rate based on a reference rate or LIBOR, plus an applicable margin (8.125% at March 31, 2021). The proceeds of the term loan were used to repay borrowings, interest and fees outstanding under the Facility, and a $1,000 prepayment penalty on the Facility. In addition, $18,833 of the proceeds were distributed to the Member in March 2020. Principal payments of $925 are due quarterly beginning on June 30, 2020, and excess payments are required if the Company’s cash flows exceed certain thresholds. As of March 31, 2021, the total amount available for borrowing was $4,193.

On March 24, 2021, the 2020 Facility was amended to provide for additional term loans in an amount up to $10,600, which amount was borrowed and the proceeds distributed to the Parent to fund a note payable under a $20,000 debt financing obligation in connection with the acquisition of Rumble (see Note 3 for additional information). Quarterly principal payments of $53 on the additional term loans will be due beginning June 30, 2021.

The 2020 Facility contains representations, conditions, covenants and events of default customary for similar facilities, including a total leverage ratio. As of March 31, 2021, the Company was in compliance with these covenants or had obtained a waiver for non-compliance. The 2020 Facility also includes certain restrictions including, among other things, restrictions on additional indebtedness, issuance of additional equity, payments or distributions to affiliates and entering into certain transactions with affiliates.

In April 2020, the Company received a loan in the amount of $3,665, pursuant to the Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration. The PPP is part of the Coronavirus Aid, Relief, and Economic Security Act, which provides for forgiveness of up to the full principal amount and accrued interest of qualifying loans guaranteed under the PPP. The loan matures April 17, 2022, bears interest at 1% per annum and requires no payments during the first 16 months from the date of the loan. As of March 31, 2021, the Company has applied for forgiveness of 100% of the loan.

The Company incurred debt issuance costs of $4,998 and $212 in the three months ended March 31, 2020 and 2021, respectively. Debt issuance cost amortization amounted to approximately $2,255 and $311 for the three months ended March 31, 2020 and 2021, respectively. Unamortized debt issuance costs as of December 31, 2020 and March 31, 2021 were $5,094 and $4,995, respectively, and are presented as a reduction to long-term debt in the condensed consolidated balance sheets.

Principal payments on outstanding balances of long-term debt as of March 31, 2021 were as follows:

Amount
Remainder of 2021	$5,038
2022	5,508
2023	3,912
2024	3,912
2025	178,205

Total	$196,575

The carrying value of the Company’s long-term debt approximated fair value as of December 31, 2020 and March 31, 2021 due to the variable interest rate, which is a Level 2 input, or proximity of debt issuance date to the balance sheet date.

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

Note 9 – Related Party Transactions

The Company has numerous transactions with the Member and the Parent and its affiliates. The significant related party transactions consist of borrowings from and payments to the Member and other related parties under common control of the Parent.

In September 2017, the Parent entered into a management services agreement with TPG Growth III Management, LLC (“TPG”), which was an affiliate of the Parent, to pay TPG an annual fee of $750 for management services provided to the Company. In June 2018, TPG assigned the management services agreement to H&W Investco Management LLC (“H&W Investco”), which is beneficially owned by a member of the Company’s board of directors. During the three months ended March 31, 2020 and 2021, the Company recorded $220 and $192, respectively, of management fees included within SG&A expenses for services received from H&W Investco, including reimbursement for reasonable out-of-pocket expenses.

As of December 31, 2019, the Company recorded a reduction to Member’s equity of $31,735, representing the net amount of funds advanced to the Member, as the Company determined that the Member had no plan to repay these amounts in the foreseeable future. The receivable from the Parent was repaid in February 2020. During the three months ended March 31, 2020, the Company provided net funds to STG aggregating $1,456 and recorded a corresponding reduction to member’s equity for this same amount. During the three months ended March 31, 2021, the Parent repaid $2 of the receivable. The aggregate receivable from the Parent at December 31, 2020 and March 31, 2021 was $1,456 and $1,454, respectively.

In February 2020, the Member contributed $49,443 to the Company in satisfaction of the $31,735 at December 31, 2019 receivable with the remainder recorded as a contribution. The proceeds were used to make a $30,000 principal payment on the Company’s outstanding term loan (see Note 8), with the remainder available for unrestricted use by the Company. Also, in February 2020, the Company returned $19,443 of the contribution to the Member, which was recorded as a distribution. Also, in the three months ended March 31, 2020, $53,760 of the proceeds from the borrowings under the 2020 Facility were forwarded to the Parent and recorded as a distribution.

The Company’s Chief Executive Officer is the sole owner of ICI. ICI provides unsecured loans to the Company, which loans the funds to franchisees to purchase a franchise territory or to setup a studio. The Company records notes payable to ICI and notes receivable from the franchisees resulting from these transactions. The notes from ICI to the Company accrue interest at the time the loan is made, which is recorded as interest expense. The notes receivable begin to accrue interest 45 days after the issuance to the franchisee. At December 31, 2020 and March 31, 2021, the Company had recorded $94 and $93 of notes receivable and $86 and $86 of notes payable, respectively. The Company recognized $3 of interest income in the three months ended March 31, 2020 and 2021, and $4 and $3 of interest expense, respectively, for the three months ended March 31, 2020 and 2021.

In September 2019, the Company entered into a building lease agreement with Von Karman Production LLC, which is owned by the Company’s Chief Executive Officer. Pursuant to the lease, the Company is obligated to pay monthly rent of $25 for an initial lease term of five years expiring on August 31, 2024. During the three months ended March 31, 2020 and 2021, the Company recorded expense related to this lease of $80.

The Company earns revenues and has accounts receivable and notes receivables from franchisees who are also shareholders of the Parent or officers of the Company. Revenues from these affiliates, primarily related to franchise revenue, marketing fund revenue and merchandise revenue, were $280 and $294 for the three months

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

ended March 31, 2020 and 2021, respectively. Included in accounts receivable as of December 31, 2020 and March 31, 2021 is $9 and $14, respectively, for such sales. At December 31, 2020 and March 31, 2021, notes receivable from franchisees includes $135 and $128 and notes receivable from franchisees, net of current portion includes $2,093 and $2,145, respectively, related to financing provided to these affiliates.

Note 10 – Contingencies and Litigation

Litigation – In August 2020, Get Kaisered Inc., Kaiser Fitness LLC and Anna Kaiser (collectively, the “Plaintiffs”) filed a complaint against the Company and the Member alleging, among other claims, breaches by the Company of an asset purchase agreement and a consulting agreement. The complaint seeks relief including monetary damages and injunctive relief. The Company intends to defend itself and a range of losses, if any, is not estimable. As a result, the Company has not recorded any liability for this matter in the consolidated balance sheets.

The Company is subject to normal and routine litigation brought by former or current employees, customers, franchisees, vendors, landlords or others. The Company intends to defend itself in any such matters. The Company believes that the ultimate determination of liability in connection with legal claims pending against it, if any, will not have a material adverse effect on its business, annual results of operations, liquidity or financial position; however, it is possible that the Company’s business, results of operations, liquidity or financial condition could be materially affected in a particular future reporting period by the unfavorable resolution of one or more matters or contingencies during such period. The Company accrued for estimated legal liabilities and has entered into certain settlement agreements to resolve legal disputes, and recorded $679 and $231, which is included in accrued expenses on the condensed consolidated balance sheet as of December 31, 2020 and March 31, 2021, respectively.

Contingent consideration from acquisitions – In connection with the 2017 acquisition of CycleBar from a then affiliate of the Member, the Company recorded contingent consideration of $4,390 for the estimated fair value of the contingent payment. Payment of additional consideration is contingent on CycleBar reaching two milestones based on a number of operating franchise studios and average monthly revenues by September 2022. The first milestone payout was $5,000 and the second milestone was $10,000. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. These inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows.

In March 2020, the Parent entered into an agreement with the former owners of CycleBar, which (i) decreased the second milestone amount to $2,500, (ii) imposes interest at 10% per annum on the first and second milestones beginning March 5, 2020 and April 2, 2020, respectively, and (iii) increases the interest rate to 14% on the first milestone if not paid prior to January 1, 2021. As a result, in March 2020, the Company recorded a reduction to the contingent consideration liability of $5,598 with an offsetting increase in Member’s equity.

The Company recorded approximately $144 and $237 of additional contingent consideration as interest expense for the three months ended March 31, 2020 and 2021, respectively. At December 31, 2020 and March 31, 2021, the contingent consideration $8,100 and $8,336 recorded as contingent consideration from acquisitions, respectively, on the condensed consolidated balance sheets.

In connection with the 2017 acquisition of Row House, the Company agreed to pay to the sellers 20% of operational or change of control distributions, subject to distribution thresholds, until the date there is a change in

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

control or liquidation of Row House. During the three months ended March 31, 2020 and 2021, the Company recorded a reduction and an increase of ($308) and $120 to contingent consideration, of which $52 and $0 was recorded as interest expense and ($360) and $120 as acquisition and transaction expenses (income), respectively. As of December 31, 2020 and March 31, 2021, contingent consideration totals approximately $300 and $420, respectively. The Company determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved.

In connection with the 2017 acquisition of Stretch Lab, the Company agreed to pay to the seller 20% of operational or change of control distributions, until the date there is a change of control or a liquidation of Stretch Lab. The Company determined the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. In September 2019, the Company entered into a settlement agreement with the Stretch Lab sellers to resolve disputes related to the acquisition and related agreements and to settle all amounts due under the contingent consideration. Under the terms of the settlement agreement, the Company will make payments to the sellers aggregating $6,500, which was recorded at the settlement date using a discount rate of 8.345%. At December 31, 2020 and March 31, 2021, the liability was $1,979 and $1,333 recorded as accrued expenses, respectively, on the condensed consolidated balance sheets. The Company made an initial payment of $1,000 in September 2019, and the first quarterly payment of $688 in December 2019. Quarterly payments of $688 will continue through September 2021.

In connection with the 2018 acquisition of AKT, the Company agreed to pay the seller 20% of operational or change of control distributions, subject to distribution thresholds until the date there is a change of control or a liquidation of AKT. During the three months ended March 31, 2020, the Company recorded a reduction to contingent consideration of ($403), of which $11 was recorded as interest expense and ($414) as acquisition and transaction expenses (income). As of December 31, 2020 and March 31, 2021, contingent consideration totals $0 in the condensed consolidated balance sheets. The Company determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved.

In connection with the 2018 acquisition of Yoga Six, the Company is obligated to make additional payments for purchase consideration if certain events occur. Payment of additional consideration is contingent on Yoga Six reaching a milestone of opening a number of franchise studios before the fourth anniversary of the purchase date. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. The inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. At December 31, 2020 and March 31, 2021, the contingent consideration payable was $1,000 and $724, respectively, and is included in accrued expenses in the consolidated balance sheets.

In connection with the 2018 acquisition of Stride, the Company initially recorded contingent consideration of $1,869 for the estimated fair value of the contingent payments. Payment of additional consideration was contingent on Stride reaching two milestones for opening franchise studios before the first anniversary of the purchase date. The contingent consideration is measured at estimated fair value using a probability weighted

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

discounted cash flow analysis. These inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. The contingent consideration agreement was modified in 2019 and 2020. Payments of additional consideration, as amended, are now contingent on Stride reaching milestones for opening two franchise studios and membership enrollments for such studios at various date through 2021. At December 31, 2020 and March 31, 2021, the contingent consideration of $250 was recorded as accrued expenses in the condensed consolidated balance sheets.

Note 11 – Member’s Equity

Member’s equity interest – As of December 31, 2020 and March 31, 2021, the Company had one class of membership interest which was held by the Member. Earnings per share data is not provided in the condensed consolidated financial statements as the Company is a single-member limited liability company with only one unit.

Member’s contributions – As described in Note 3 and presented in the condensed consolidated statements of changes to Member’s equity, during the three months ended March 31, 2021, the Parent contributed assets related to the Rumble acquisition. The fair value of assets contributed was $20,483.

As described in Note 9, in February 2020, the Member contributed $49,443 to the Company, of which $32,157 was in satisfaction of the receivable from the Member and the remainder was a member’s contribution. Of this $49,443, $30,000 was used to paydown the principal on outstanding term loans under the Facility (see Note 8) with the remainder available for unrestricted use by the Company. Also, in February 2020, the Company returned $19,443 of the contribution to the Member, which was recorded as a distribution. Also, in 2020, $53,760 of the proceeds from the borrowings under the 2020 Facility were paid to the Parent and recorded as a distribution.

Note 12- Subsequent Events

The Company has evaluated subsequent events through June 3, 2021, which is the date the condensed consolidated financial statements were available to be issued (June 25, 2021, as it relates to PPP loan forgiveness).

On April 19, 2021, the Company entered into a Financing Agreement with Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto (the “Credit Agreement”), which consists of a $212,000 senior secured term loan facility (the “Term Loan Facility”, and the loans thereunder, the “Term Loans”). The Company’s obligations under the Credit Agreement are guaranteed by the Member and certain of the Company’s material subsidiaries and are secured by substantially all of the assets of the Member and certain of the Company’s material subsidiaries.

Under the Credit Agreement, the Company is required to make: (i) monthly payments of interest on the Term Loans and (ii) quarterly principal payments equal to 0.25% of the original principal amount of the Term Loans. Borrowings under the Term Loan Facility bear interest at a per annum rate of, at the Company’s option, either (a) the LIBOR Rate (as defined in the Credit Agreement) plus a margin of 6.50% or (b) the Reference Rate (as defined in the Credit Agreement) plus a margin of 5.50%.

The Credit Agreement also contains mandatory prepayments of the Term Loans with: (i) 50% of the Member’s and its subsidiaries’ Excess Cash Flow (as defined in the Credit Agreement), subject to certain exceptions; (ii)

Xponential Fitness LLC (a wholly owned subsidiary of H&W Franchise Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and unit amounts)

100% of the net proceeds of certain asset sales and insurance/condemnation events, subject to reinvestment rights and certain other exceptions; (iii) 100% of the net proceeds of certain extraordinary receipts, subject to reinvestment rights and certain other exceptions; (iv) 100% of the net proceeds of any incurrence of debt, excluding certain permitted debt issuances; and (v) up to $60,000 of net proceeds in connection with an initial public offering of at least $200,000, subject to certain exceptions.

All voluntary prepayments and certain mandatory prepayments of the Term Loan made (i) on or prior to the first anniversary of the closing date are subject to a 2.0% premium on the principal amount of such prepayment and (ii) after the first anniversary of the closing date and on or prior to the second anniversary of the closing date are subject to a 0.50% premium on the principal amount of such prepayment. Otherwise, the Term Loans may be paid without premium or penalty, other than customary breakage costs with respect to LIBOR Rate Term Loans.

The Credit Agreement contains customary affirmative and negative covenants, including, among other things: (i) to maintain certain total leverage ratios, liquidity levels and EBITDA levels (in each case, as discussed further in the Credit Agreement); (ii) to use the proceeds of borrowings only for certain specified purposes; (iii) to refrain from entering into certain agreements outside of the ordinary course of business, including with respect to consolidation or mergers; (iv) restricting further indebtedness or liens; (v) restricting certain transactions with affiliates; (vi) restricting investments; (vii) restricting prepayments of subordinated indebtedness; (viii) restricting certain payments, including certain payments to affiliates or equity holders and distributions to equity holders; and (ix) restricting the issuance of equity.

The Credit Agreement also contains customary events of default, which could result in acceleration of amounts due under the Credit Agreement. Such events of default include, subject to the grace periods specified therein, failure to pay principal or interest when due, failure to satisfy or comply with covenants, a change of control, the imposition of certain judgments and the invalidation of liens the Company has granted.

The proceeds of the Term Loan were used to repay principal, interest and fees outstanding under the 2020 Facility aggregating $195,633 (including a prepayment penalty of approximately $1,900) and for working capital and other corporate purposes. Principal payments of the Term Loan of $530 are due quarterly.

On June 10, 2021, the Company was notified that the PPP loan was forgiven. In June 2021, the Company will recognize gain on forgiveness of debt of $3,707, including interest accrued through the forgiveness date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Xponential Fitness” the “company,” “we,” “our,” “us” or similar terms refer to Xponential Fitness, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
Securities and Exchange Commission registration fee	$26,766
Financial Industry Regulatory Authority, Inc. filing fee	37,300
Exchange listing fee	295,000
Transfer agent’s fees	3,500
Printing and engraving expenses	350,000
Legal fees and expenses	3,577,317
Accounting fees and expenses	1,616,152
Blue Sky fees and expenses	2,500
Miscellaneous	1,657,012

Total	$7,565,547

Each of the amounts set forth above, other than the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the exchange listing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s certificate of incorporation and bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

On January 23, 2020, the Registrant issued 1,000 shares of its Class A common stock to H&W Franchise Holdings LLC for $1.00. The issuance of such shares of Class A common stock was not registered under the Securities Act of 1933, as amended, or the Securities Act, because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

The following sets forth information regarding securities sold or issued by the predecessors to the Registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

LLC Unit Issuances

(1)    On March 22, 2018, H&W Franchise Holdings LLC issued 3,798.9 Class A-1 units to one entity as consideration for its interests in certain assets utilized by certain fitness studios using the “AKT in Motion” and “AKT On Demand” trade names.

(2)    On July 31, 2018, H&W Franchise Holdings LLC issued 5,716.9 Class A-1 units to one entity as consideration for its interests in certain assets relating to the operation of fitness studios operating under the “Yoga Six” trade name.

(3)    On October 25, 2018, H&W Franchise Holdings LLC issued 159,306.1 Class A-3 units to one entity as consideration for its interests in Barre Holdco, LLC.

(4)    On February 12, 2020, H&W Franchise Holdings LLC issued 5,000,000 of its Class A-4 Units to one entity at a purchase price of $10 per unit for an aggregate purchase price of $50 million.

(5)    On August 31, 2020, H&W Franchise Holdings LLC issued 31,896.58 of its Class A-5 Units to three entities at a purchase price of $470.27 per unit for an aggregate purchase price of $15 million.

The offers, sales and issuances of the securities described in (1) through (8) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rule 506 thereunder as transactions by an issuer not involving any public offering. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Profits Interest Plan Grants

(6)    On February 27, 2018, H&W Franchise Holdings LLC granted an aggregate of 1,215.0 Class B units to one employee pursuant to its Profits Interest Plan.

(7)    On October 24, 2018, H&W Franchise Holdings LLC granted an aggregate of 85,173.3 Class B units to nine employees pursuant to its Profits Interest Plan.

(8)    On October 25, 2018, H&W Franchise Holdings LLC granted an aggregate of 25,515.0 Class B units to two employees pursuant to its Profits Interest Plan.

(9)    On May 30, 2019, H&W Franchise Holdings LLC granted 1,215.0 Class B units to one board member pursuant to its Profits Interest Plan.

(10)    On October 1, 2019, H&W Franchise Holdings LLC granted 25,500 Class B units to three employees pursuant to its Profits Interest Plan.

(11)    On May 14, 2019, H&W Franchise Holdings LLC granted 1215.1 Class B units to one employee pursuant to its Profits Interest Plan.

The offers, sales and issuances of the securities described in (6) through (11) above were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) transactions between an issuer and members of its senior executive management that did not involve any public offering within the meaning of Section 4(a)(2) of the Securities Act. The recipients of such securities were our employees, directors, or consultants and received the securities under the Registrant’s Profits Interest Plan. Appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)    The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1	Form of Underwriting Agreement

2^#	Contribution Agreement dated as of March 24, 2021 among Rumble Parent LLC, Rumble Fitness, LLC and H&W Franchise Holdings, LLC

3.1#	Certificate of Incorporation of Xponential Fitness, Inc., as currently in effect

3.2	Form of Amended and Restated Certificate of Incorporation of Xponential Fitness, Inc., to be in effect upon the pricing of this offering

3.3#	Bylaws of Xponential Fitness, Inc., as currently in effect

3.4	Form of Amended and Restated Bylaws of Xponential Fitness, Inc., to be in effect upon the pricing of this offering

3.5#	Form of Certificate of Designations of 6.50% Series A Convertible Preferred Stock

3.6#	Form of Certificate of Designations of 6.50% Series A -1 Convertible Preferred Stock

4.1#	Form of Class A Common Stock Certificate

5.1	Opinion of Davis Polk & Wardwell LLP

10.1#	Lease for facilities at 17877 Von Karman, Irvine, California dated as of November 16, 2017 and amended on December 13, 2018

10.2#	Second Amended Monroe Credit Agreement dated as of October 25, 2018 among Xponential Fitness LLC and St. Gregory Holdco, as Borrowers, the other loan parties thereto and the lenders party thereto

10.3#	Second Amendment and Waiver to Second Amended and Restated Credit Agreement dated as of December 20, 2019

10.4#	Third Amendment to Second Amended and Restated Credit Agreement dated as of February 12, 2020

10.5#	Financing Agreement dated as of February 28, 2020 among Xponential Intermediate Holdings, LLC, Xponential Fitness LLC, the listed Guarantors, the lenders party thereto and Cerberus Business Finance Agency, LLC

Exhibit Number	Description

10.6#	First Amendment to Financing Agreement dated as of August 4, 2020 among Xponential Intermediate Holdings, LLC, Xponential Fitness LLC, the listed Guarantors, the lenders party thereto and Cerberus Business Finance Agency, LLC

10.7#	Second Amendment to Financing Agreement dated as of March 24, 2021 among Xponential Intermediate Holdings, LLC, Xponential Fitness LLC, the listed Guarantors, the lenders party thereto and Cerberus Business Finance Agency, LLC

10.8#	Financing Agreement dated as of April 19, 2021 by and among Xponential Intermediate Holdings, LLC., as Parent, Xponential Fitness LLC and each other subsidiary of Parent listed, as Borrowers, Parent and each other subsidiary of Parent listed as a Guarantor, as Guarantors, the lenders party hereto, as Lenders, and Wilmington Trust, National Association, as Collateral Agent and Administrative agent

10.9+#	Management Services Agreement dated as of September 29, 2017 between H&W Franchise Holdings and TPG Growth III Management, LLC

10.10+#	Assignment, Assumption, Waiver and Release Agreement dated as of June 28, 2018 among TPG Growth III Management, LLC, H&W Franchise Holdings LLC and H&W Investco, LP

10.11+#	Consulting Agreement dated as of June 30, 2018 between H&W Investco Management, LLC and Anthony Geisler

10.12#	Form of Second Amended and Restated Limited Liability Company Operating Agreement of Xponential Intermediate Holdings LLC

10.13	Form of Tax Receivable Agreement with the TRA parties

10.14	Form of Reorganization Agreement

10.15#	Form of Registration Rights Agreement

10.16+	Form of Xponential Fitness, Inc. Omnibus Incentive Plan

10.17+	Form of Xponential Fitness, Inc. Employee Stock Purchase Plan

10.18+	Employment Agreement with Anthony Geisler dated as of July 1, 2021

10.19+#	Employment Agreement with John Meloun dated as of June 17, 2021

10.20+#	Employment Agreement with Megan Moen dated as of June 17, 2021

10.21+#	Employment Agreement with Ryan Junk dated as of June 17, 2021

10.22+#	Employment Agreement with Sarah Luna dated as of June 21, 2021

10.23+#	First Amended and Restated Profits Interest Plan of H&W Franchise Holdings, LLC dated as of June 27, 2018

10.24+#	Club Pilates Franchise, LLC First Amended and Restated Phantom Equity Plan

10.25+#	CycleBar Holdco, LLC First Amended and Restated Phantom Equity Plan

10.26#	Form of Director and Executive Officer Indemnification Agreement

10.27#	Securities Purchase Agreement, by and among the Purchasers Listed on Exhibit A and H&W Franchise Holdings LLC, dated as of June 25, 2021

10.28+	Form of Notice of RSU Award and RSU Agreement

21.1#	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, for Xponential Fitness, Inc.

Exhibit Number	Description

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, for Xponential Fitness LLC

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.4#	Consent of Frost & Sullivan

23.5	Consent of Buxton Company

24.1#	Power of Attorney

#	Previously filed.
+	Indicates management contract or compensatory plan.
^

Portions of the exhibit have been omitted as the Registrant has determined that: (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

(b)    The following financial statement schedule is filed as part of this registration statement:

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of CA, on the 15th day of July, 2021.

Xponential Fitness, Inc.

By:	/s/ Anthony Geisler
	Name:	Anthony Geisler
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anthony Geisler Anthony Geisler	Chief Executive Officer (principal executive officer)	July 15, 2021

/s/ John Meloun John Meloun	Chief Financial Officer (principal financial officer and principal accounting officer)	July 15, 2021

* Mark Grabowski	Director	July 15, 2021

* Brenda Morris	Director	July 15, 2021

*By:	/s/ John Meloun
John Meloun
Attorney-in-fact